Confidential Draft No.  5 submitted to the United States

Securities and Exchange Commission on August 22, 2023. This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remain strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BRILLIANCE GROUP
(Exact Name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s Name into English)

__________________________________________

Cayman Islands	3320	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

7 SENOKO SOUTH ROAD

SINGAPORE 758071

+65 62852366

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

[COGENCY GLOBAL INC.

122 East 42nd Street, 18th Floor

New York, NY 10168

+1-800-221-0102]

(Name, address, including zip code, and telephone number, including area code, of agent for service)

__________________________________________

Copies of all communications, including communications sent to agent for service, should be sent to:

Lawrence S. Venick, Esq. Loeb & Loeb LLP 2206-19 Jardine House 1 Connaught Road Central Hong Kong SAR Telephone: +852-3923-1111 Facsimile: +852-3923-1100	John P. Yung, Esq Lewis Brisbois Bisgaard & Smith LLP 45 Fremont Street, Suite 3000 San Francisco, CA 94105 Telephone: (415) 362-2580

__________________________________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

Emerging growth company. ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS (Subject to Completion) Dated [ ], 2023

BRILLIANCE GROUP

Ordinary Shares

This is the initial public offering of Brilliance Group. Prior to this Offering, there has been no public market for our ordinary shares (the “Shares” or “Ordinary Shares”). It is currently estimated that the initial public offering price per share will be between $[*] and $[*]. We have applied to list our Shares on the Nasdaq Capital Market under the symbol “KHIW.”

Brilliance Group was incorporated as an exempted company in the Cayman Islands on November 7, 2022 as a holding company of our businesses. Brilliance Group is a holding company with no material operations of our own, we conduct our operations in Singapore primarily through our operating subsidiary, Kong Hwee Iron Works & Construction Pte. Ltd. (“KHIW”) This is an offering of the Ordinary Shares of Brilliance Group, the holding company in the Cayman Islands, instead of shares of KHIW You may never directly hold any equity interest in KHIW We are offering [3,000,000] Ordinary Shares of Brilliance Group, representing [15]% of the Ordinary Shares following completion of the offering of Brilliance Group. Immediately after this offering, assuming an offering size as set forth above, our Controlling Shareholders will own approximately [*]% of our outstanding Shares (or [*]% of our outstanding Shares if the underwriters option to purchase additional shares is exercised in full). As a result, we expect to be a “controlled company” within the meaning of the corporate governance standards of Nasdaq Capital Market. See section titled “Prospectus Summary — Implications of Being a Controlled Company”.

Investing in the shares involves risks. See section titled “Risk Factors” of this prospectus beginning on page 22 of this prospectus.

While the significant majority of our revenue is generated by our operating subsidiary, KHIW, the supply of some of our materials for our business is provided by Kong Hwee Iron Works & Construction (M) Sdn. Bhd. (“KHSB”), which we have effective control through contractual arrangement. The majority of the shares in KHSB is held by Ms. Khoo Ee Hiang, who is a Malaysian citizen and also a senior employee of KHIW, with whom we have contractual arrangement. The contractual arrangement gives us effective control over KHSB and enables us to obtain substantially all of the economic benefits arising from KHSB as well as to consolidate the financial results of KHSB in our results of operations. Although the structure we have adopted is consistent with longstanding industry practice, the Malaysian government may not agree that these arrangements comply with Malaysian registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. It is uncertain whether any new Malaysian laws, rules or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or KHSB are found to be in violation of any existing or future Malaysian laws, rules or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant Malaysian regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including revoking the business and operating licenses of KHSB, requiring us to discontinue or restrict the existing manner of our operations, requiring us to restructure our operations or taking other regulatory or enforcement actions against us. The imposition of any of these measures could result in a material adverse effect on KHSB and to us.  In addition, it is unclear what impact any Malaysian government actions would have on us and on our ability to consolidate the financial results of KHSB in our consolidated financial statements, if the Malaysian government authorities were to find our legal structure and contractual arrangements to be in violation of Malaysian laws, rules and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of KHSB and if we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of KHSB in our consolidated financial statements. Any of these events would have a material adverse effect on our business, financial condition and results of operations. For more information, please see Risk Factors - If the Malaysia government deems that the contractual arrangements in relation to KHSB do not comply with Malaysian laws, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to penalties or be forced to relinquish our interests in those operations.

We are both an “emerging growth company” and a “foreign private issuer” under applicable U.S. Securities and Exchange Commission rules and will be eligible for reduced public company disclosure requirements. See section titled “Prospectus Summary — Implications of Being an ‘Emerging Growth Company’ and a ‘Foreign Private Issuer’” for additional information.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL
Initial public offering price	$	$
Underwriting discounts(1)(2)	$	$
Proceeds, before expenses, to us(3)	$	$

____________

(1) The underwriters will receive compensation in addition to the discounts. For a description of compensation payable to the underwriters, see “Underwriting” beginning on page [*].

(2) Does not include a non-accountable expense allowance equal to $[*], payable to the underwriters, or the reimbursement of certain expenses of the underwriters. For a description of other terms of compensation to be received by the underwriters, see “Underwriting” beginning on page [*].

(3) In addition to the underwriting discounts listed above, we have agreed to issue, upon closing of this offering, warrants to Network 1 Financial Securities, Inc., as representative of the several underwriters (the “Representative”), exercisable after the date of issuance and for a five-year period, entitling the representative to purchase 9% of the total number of Ordinary Shares sold in this offering (including any Ordinary Shares sold as a result of the exercise of the underwriters’ over-allotment option) at a per share price equal to 125% of the public offering price (the “Representative’s Warrants”). The registration statement of which this prospectus is a part also covers the Representative’s Warrants and the Ordinary Shares issuable upon the exercise thereof. See “Underwriting” for additional information regarding total underwriter compensation.

We expect our total cash expenses for this offering (including cash expenses payable to our underwriters for their out-of-pocket expenses) to be approximately $[*], exclusive of the above discounts. These payments will further reduce proceeds available to us before expenses. See “Underwriting.”

Upon closing of this offering, we have agreed to issue to the Representative  as compensation Representative’s Warrants  to purchase up to [•] Ordinary Shares (9.0% of the aggregate number of Ordinary Shares sold in this offering, including any Ordinary Shares sold upon the exercise of the over- allotment option, if any). The Representative’s Warrants will be exercisable at a per share exercise price equal to 125% of the public offering price per share in this offering. The Representative’s Warrants are exercisable at any time and from time to time, in whole or in part, during five (5) year period after their issuance. . The Representative’s Warrants contain a cashless exercise provision. See “Representative’s Warrants.”

We will not consummate and close this offering without a listing approval letter from Nasdaq Capital Market. This offering is being conducted on a firm commitment basis. The underwriters are obligated to take and pay for all of the shares if any such shares are taken. We have granted the underwriters an option for a period of forty-five (45) days after the closing of this offering to purchase up to 15% of the total number of our Shares to be offered by us pursuant to this offering (excluding shares subject to this option), solely for the purpose of covering over-allotments, at the initial public offering price less the underwriting discounts and commissions. If we complete this offering, net proceeds will be delivered to us on the closing date.

The underwriters expect to deliver the shares to purchasers against payment on [*], 2023.

 Network 1 Financial Securities, Inc.

The date of this prospectus is      , 2023.

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For investors outside the United States: neither we nor the underwriters have done anything that would permit this Offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares and the distribution of this prospectus outside the United States.

Neither we nor the underwriters have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus, any amendment or supplement to this prospectus, or in any free writing prospectus we have prepared, and neither we nor the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information others may give you. Neither we nor the underwriters are making an offer to sell, or seeking offers to buy, these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date on the cover page of this prospectus, regardless of the time of delivery of this prospectus or the sale of shares. Our business, financial condition, results of operations and prospects may have changed since the date on the cover page of this prospectus.

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Conventions That Apply to this Prospectus

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to the terms the “Company,” “Group,” “we,” “us”, “our” and “our Group” or their grammatical variations is a reference to Brilliance Group, the Cayman Islands entity that will issue the Ordinary Shares being offered.

Throughout this prospectus, we use a number of key terms and provide a number of key performance indicators used by management. Unless the context otherwise requires, the following definitions apply throughout where the context so admits:

Other Companies, Organizations and Agencies

“Independent Registered Public Accounting Firm”	:	Wei, Wei & Co., LLP.
“Representative”	:	The underwriters for the Offering, of which Network 1 Financial Securities, Inc. is serving as representative.

General

“Audit Committee”	:	The audit committee of our Board of Directors
“BCA”	:	The Building and Construction Authority of Singapore, a statutory board under the Ministry of National Development of Singapore
“BCISPA”	:	Building and Construction Industry Security of Payment Act 2004 of Singapore, as amended, supplemented, or modified from time to time
“bizSAFE”	:

A five-step program which assists companies to build up their workplace safety and health capabilities in order to achieve quantum improvements in safety and health standards at the workplace, and organized under the Workplace Safety and Health Council of Singapore

“BLS”	:	The Builders Licensing Scheme of BCA, which aims to promote professionalism among builders by requiring them to meet minimum standards of management, safety record and financial solvency
“Board” or ”Board of Directors”	:	The board of Directors of our Company
“Circuit Breaker Period”	:	The period from April 7, 2020 to June 1, 2020 (inclusive)
“Companies Act”	:	The Companies Act (Revised) of the Cayman Islands, as amended, supplemented, or modified from time to time
“Company”		Brilliance Group, the issuer in this prospectus
“Compensation Committee”	:	The compensation committee of our Board of Directors
“Control Order Regulations”	:	COVID-19 (Temporary Measures) (Control Order) Regulations 2020
“Controlling Shareholders”	:	Ms. Nge Chwee Peng and Mr. Ng Lok Kai @Ng Teck Nam, our largest Major Shareholders
“COVID-19”	:	Coronavirus disease 2019
“CRS”	:

Contractors Registration System of BCA, which serves the construction and construction-related procurement needs of the public sector including government ministries and statutory boards. Companies wishing to participate in construction tenders or as subcontractors for the public sector are required to register under this system

“CSOC”	:	Construction Safety Orientation Course, a mandatory course requirement for all foreign workers
“CWSH”	:	The Commissioner for Workplace Safety and Health, a public servant appointed under and authorized to administer the WSHA
“Directors”	:	The directors of our Company

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“EFMA”	:	Employment of Foreign Manpower Act 1990 of Singapore, as amended, supplemented, or modified from time to time
“Employment Act”	:	Employment Act 1968 of Singapore, as amended, supplemented, or modified from time to time
“Executive Officers”	:	The executive officers of our Company. See section titled “General Information On Our Group — Our Business Overview — Management.”
“FASB”	:	The Financial Accounting Standards Board
“Fiscal Year” or “FY”	:	Financial year ended or, as the case may be, ending July 31
“Frost & Sullivan”	:	Frost & Sullivan Limited, a business consulting firm involved in market research, analysis and growth strategy consulting
“FWL”	:	Foreign Worker Levy, which is a pricing mechanism to regulate the number of foreign workers (including foreign domestic workers) in Singapore
“GAAP”	:	Accounting principles generally accepted in the United States of America
“GB1 License”	:	The General Builder (Class 1) license issued by the BCA
“GST”	:	Goods and Services Tax of Singapore
“KHIW”	:	Kong Hwee Iron Works & Construction Pte. Ltd.
“KHSB”	:	Kong Hwee Iron Works & Construction (M) Sdn. Bhd.
“Listing”	:	The listing and quotation of our Shares on Nasdaq Capital Market
“Major Shareholder”	:

A person who has an interest or interests (whether by record or beneficial ownership) in one or more voting Shares in our Company, and the total votes attached to that share, or those Shares, is not less than 5.0% of the total votes attached to all the voting Shares in our Company

“MOM”	:	Ministry of Manpower of Singapore
“MYE”	:	Man-Year Entitlements work permit allocation system, setting out the requirements for hiring workers in construction and process sector workers from non-traditional source countries and China
“Nasdaq”	:	The Nasdaq Stock Market LLC
“Nasdaq Listing Rules”	:	The Nasdaq rules governing listed companies
“Nominating and Corporate Governance Committee”	:	The nominating and corporate governance committee of our Board of Directors
“Offer Price”	:	US$_____ for each share being offered in this Offering
“Offering”	:	The Offering of Shares by the underwriters on behalf of our Company for subscription at the Offer Price, subject to and on the terms and conditions set out in this prospectus
“SCDF”	:	Singapore Civil Defence Force, an organization under the purview of the Ministry of Home Affairs in Singapore responsible for the provision of emergency services in Singapore
“SDA”	:	Sewage and Drainage Act 1999 of Singapore, as amended, supplemented, or modified from time to time
“Share(s)” or “Ordinary Shares”	:	Ordinary share(s) in the share capital of our Company
“Singapore Companies Act”	:	Companies Act 1967 of Singapore, as amended, supplemented, or modified from time to time

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“Shareholders”	:	Registered holders of Shares
“Track Record Period”	:	The period comprising the two financial years ended July 31, 2021 and July 31, 2022
“Underwriting Agreement”	:

The Underwriting Agreement dated [•] 2023 entered into between our Company and Network 1 Financial Securities, Inc., acting as the representative of the underwriters, pursuant to which the underwriters have severally but not jointly agreed to purchase, and we have agreed to sell to them, [_______] of our Shares at the Offer Price, less the underwriting discounts, as described in the sections titled “Underwriting” of this prospectus

“Work Injury Compensation Act” or “WICA”	:	Work Injury Compensation Act 2019 of Singapore, as amended, supplemented, or modified from time to time
“Work Permit”	:	A type of work pass issued to a foreign employee, subject to the conditions of the Employment of Foreign Manpower (Work Passes) Regulations 2012
“WSHA”	:	Workplace Safety and Health Act 2006 of Singapore, as amended, supplemented, or modified from time to time

Currencies, Units and Others

“S$” or “SGD”	:	Singapore dollars, the lawful currency of the Republic of Singapore
“US$” or “$”	:	U.S. dollars and cents respectively, the lawful currency of the United States of America
“%” or “per cent.”	:	Per centum

Any discrepancies in tables included herein between the total sum of amounts listed and the totals thereof are due to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Certain of our customers and suppliers are referred to in this prospectus by their trade names. Our contracts with these customers and suppliers are typically with an entity or entities in the relevant customer or supplier’s group of companies.

Internet site addresses in this prospectus are included for reference only and the information contained in any website, including our website, is not incorporated by reference into, and does not form part of, this prospectus.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our Shares. For a more complete understanding of us and this Offering, you should read and carefully consider the entire prospectus, including the more detailed information set forth under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes. Some of the statements in this prospectus are forward-looking statements. See section titled “Special Note Regarding Forward-Looking Statements.”

Overview

Brilliance Group was incorporated as an exempted company in the Cayman Islands on November 7, 2022 as a holding company of our businesses. Brilliance Group is a holding company with no material operations of our own, and our Group’s business is carried out primarily through our main operating subsidiary, KHIW, a leading steel fabricator in Singapore specializing in structural steel and metal works. We procure raw steel material from our suppliers, design and fabricate the steel products in-house, and install the finished products, according to our customers’ specifications. We have an associate company, KHSB, in Malaysia, which operates a manufacturing plant that supplies our main operating subsidiary, KHIW, with manpower and usage of the manufacturing plant in Malaysia that we use for our steel fabrication work.

On February 1, 2023, Ms. Nge Chwee Peng, Mr. Ng Lok Kai @Ng Teck Nam and Ms. Khoo Ee Hiang entered into a shareholder agreement as shareholders of KHSB, pursuant to which effective control of KHSB is transferred to KHIW. As a result, the financials of KHSB have been included in our consolidated financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

We established our business in 1965 as Kong Hwee Iron Works & Construction, with a focus on fabricating doors, windows, metal barriers and metal poles. Kong Hwee Iron Works & Construction was registered as a sole proprietorship in 1966. Expansion of our business began in 1975 when we received an influx of contracts for the building of residential buildings, basic infrastructure, airports, piers and train lines. Under the requirements of the Building and Construction Authority of Singapore, Kong Hwee Iron Works & Construction was subsequently converted into Kong Hwee Iron Works & Construction Pte. Ltd as a private limited company in 1988. Our expansion continued and by 1995, we were able to take on larger facility projects such as schools, stadiums and sports complexes. Since then, we have continuously invested in our production processes, equipment and machinery, the expertise and skillset of our workforce, and in our facility spaces. Over the course of more than 55 years in the steel fabrication industry, we have participated in various projects in Singapore, including prominent projects involving 100 meter span trusses at MICRON, floating pontoon at Fullerton Bay Hotel, high rise buildings such as 268 Orchard Road, bridges, Mandarin Gallery and space frames amongst others. As at the date of this prospectus, we had 21 projects with aggregate contract sums of approximately S$46,100,000. Contracts are billed periodically upon completion of  agreed milestones pursuant to our customer agreements. The agreed milestones may be different across our various projects, therefore there is no fixed or standard timeframe for the performance of milestones or the making of expected payments. As at the date of this prospectus, our issued invoices for works completed amount to approximately S$12,500,000, while we also expect to receive approximately S$3,100,000 retained by customers as retention monies for completed works in the period up to March 31, 2024.We further expect to bill in the aggregate approximately S$20,000,000 for our existing projects upon completing their respective milestones.

We participate as a subcontractor for structural steel and metal works in both public sector and private sector projects in Singapore. During the Track Record Period, we recognized revenue from 35 projects, and completed 18 public sector projects as well as 17 private sector projects as a subcontractor. Subsequent to the Track Record Period and up to the date of this prospectus, we had completed 14 projects, namely Tampines Bus Interchange, Sembawang & Tengah Air Base, and Siltronic Factory as a subcontractor. As at the date of this prospectus, we have had 9 public sector projects and 12 private sector projects as a subcontractor on hand with aggregate contract sums of approximately S$19,400,000 and S$25,700,000 respectively. During the Track Record Period, our revenue was approximately S$125,000,000 and our net profit was approximately S$1,840,000.

Our suppliers mainly supply to us raw material for metal fabrication works, accommodation for the foreign workers we employ, and other construction materials and consumables such as steel, timber, metal formwork as well as metal ware products that we may require. We do not enter into any long-term contract with our suppliers and generally procure construction materials by placing orders on an anticipated consumption and need basis.

Our major customers consist of internationally renowned main contractors and construction companies, which awarded us contracts involving the projects that we are subcontracted for. All our customers and projects are located in Singapore and all of our service fees are denominated in Singapore dollars.

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Since our establishment, we have been granted numerous awards in recognition of our performance in the construction industry. We also hold certifications including ISO 9001:2015, ISO 9001:2015, SS 506 Part 1:2009 / BS OHSAS 18001:2007, BizSafe Level Star, General Builder Class 1 & Specialist Builder (Structural Steelwork), S1 Structural Steel Fabricator, Corporate Member of Singapore Structural Steel Society, which are required for building, industrial plant or portal structures over 30 meters in height, and large span portal, bridges or trusswork over 30 meters in span.

Our Industry

Macroeconomic Background of Structural Steel and Metal Works Industry in Singapore

According to the Frost & Sullivan Report, the per capita nominal GDP in Singapore grew from S$84.4 thousand in 2017 to S$97.8 thousand in 2021, representing a CAGR of 3.7%, and is expected to reach S$128.9 thousand in 2026 at a CAGR of 4.8% from 2022. From 2017 to 2021, Singapore’s population has decreased from 5.6 million to 5.5 million, at a negative CAGR of -0.7% mainly due to the outbreak of COVID-19, and which is expected to recover and reach 5.8 million in 2026. The recovery of Singapore domestic economy, steady population growth and rising per capita economic status have created an active demand for real estate market in Singapore.

The real estate industry is an important pillar in Singapore economic system. From the demand side, the contracts awarded and progress payments in building work increased from S$24.8 billion in 2017 to S$29.9 billion in 2021, representing a CAGR of 4.8% in increase of Singapore total construction demand. Moving forward, the total construction demand in Singapore will continue to grow and reach S$34.0 billion in 2026 at a CAGR of 3.0% from 2022 to 2026. The contracts awarded and progress payments in building work mainly comprises of five segments, which includes residential, commercial, industrial, institutional & others, and civil engineering. The demand of civil engineering will maintain as the largest segment, whose market share is expected to reach 33.4% with S$10.1 billion in 2022. From the supply side, the supply of properties in the pipelines increased from 56.3 million square meters in 2017 to 67.6 million square meters in 2021 at a CAGR of 4.7%, among which the residential accounts for the largest market share of approximately 80%.

Underpinned by their higher construction efficiency, superior material strength and design flexibility, steels are the primary choice for the construction of assemblies and buildings. The steady real estate industry provides a solid base for sustainable demand for steels. Therefore, Singapore continues to import steels from overseas to supplement domestic shortages. From 2017 to 2021, import value of iron & steel in Singapore increased from S$4.6 billion to S$6.4 billion at a CAGR of 8.5%, and is expected to grow from S$7.1 billion to S$9.4 billion in 2026, representing a CAGR of 7.2%. The active steel import activity in Singapore provides a favorable external environment for the development of structural steel and metal works industry.

Definition of Structural Steel and Metal Works

Structural steel and metal works refer to a comprehensive solution of design, fabrication, and installation a variety of steel and metal works to satisfy customized demands in commercial, industrial, residential, institutional, and infrastructural projects.

Mainly deployed in modern construction and building industry, structural steel works involve a series of design, fabrication and installation of steels to make important load-bearing or frame-strengthening elements of the entire building structure. In view of their improved productivity, flexibility as well as sustainability, structural steels are widely used in the construction of the above-ground structure as an important part of the building frame and are also extensively applied in the foundation construction process acting as a load-carrying part of the foundation pile to provide adequate rigidity for the building structure above.

Metal works refer to one-stop solution of shaping and reshaping metals to create useful frames, assemblies, and structures according to customers’ diversified requirements. Ranging from parts processing to large scale manufacturing, metal works are widely implemented in building and customized construction. Generally, main metal works process can be divided into three categories including forming, cutting, and joining. To address different needs in projects, industry participants timely adjust processes, skills, machineries, and tools for producing customized objects. The capability of professional engineering calculations, value chain integration and work processes development are critical to secure competitive edge in the industry.

Our Strengths

We believe that we are well-positioned to achieve our strategic goals through several key business strengths, including the following:

Our proven track record as a subcontractor has established a reputation in the construction industry

We have been involved as a subcontractor in different types of major structural steel and metal works projects in the past 57 years which include residential housing, offices, commercial, industrial and institutional developments and infrastructure.

Through our participation as a subcontractor in projects of various scales and complexity, we have established a reputation in Singapore as a subcontractor specializing in the structural steel and metal works sector. During the Track Record Period, we had been able to participate as a subcontractor in several structural steel and metal works projects in Singapore, such as National Cancer Centre, Siltronic Singapore Factory and Shaw Tower @ Beach Road. As at the date of this prospectus, the outstanding contract value for our projects on hand amounted to approximately S$20,000,000.

We believe our capability as a subcontractor in handling structural steel and metal works projects allows us to stand out amongst our competitors as our customers can readily approach us regardless of the various types of structural steel and metal works which is required from their projects. Our established reputation and proven track record in handling a variety of structural steel and metal works projects with profound knowledge and professional experience has allowed us to gain our customers’ confidence, and hence has enabled us to historically secure a continuous stream of projects.

We maintain good relationships with our customers and our subcontractors

We value the relationships with our customers as we believe that maintaining stable relationships with our customers is crucial to the success of our business. Such good relationships not only help us understand the demands of our customers as soon as practicable but also liaise with our customers in a more effective manner should challenges arise. More importantly, we believe the good relationships with our customers would increase our Group’s exposure in the industry and such exposure would provide the Group with more opportunities to be invited to tender or to submit quotations for forthcoming projects, which is conducive to securing a steady stream of projects for us.

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To maintain good relationships, we keep in close contact with our customers during the course of the projects, including attending regular meetings and making prompt responses to our customers’ project requirements. When we perform our structural steel and metal works projects, we use our best endeavors to meet the schedules of our customers by means of arranging sufficient manpower for the particular project and/or adding extra shifts wherever necessary. As at the date of this prospectus, we have maintained long-term and stable business relationships with our top three customers in terms of revenue for the Track Record Period for over 5 years.

Though we ourselves are subcontractors, there are occasions when we subcontract part of our work to our subcontractors. We partially outsource some of our fabrication and installation work for approximately 30% of the number of projects we are involved in. We understand that good relationships are essential to the smooth operation of our project work. To achieve this, we keep in close contact with our subcontractors and try to collect from them updated information about the availability of their manpower and technical capacity. Upon the execution of a subcontract, we communicate with the relevant subcontractor over the requirements of the subcontract work in accordance with the contract we enter into with our customer. During the course of the project, we supervise the work performed by our subcontractor frequently, require our subcontractor to regularly report the work progress to us and ensure that its workers comply with the relevant safety rules and regulations. Whenever our subcontractors give us feedback in relation to their work, we respond to it as soon as practicable to do so. We maintain good relationships with our subcontractors through effective communication. As at the date of this prospectus, we had developed strong business relationships with our subcontractors in terms of subcontracting charges for the Track Record Period.

We use the latest machinery equipment and technology for our projects

In order to keep up with our steady stream of projects, we use the latest technology and machinery equipment such as CNC bending machines, drilling machines, laser cutting machines and 3D welding table which help improve our product quality and increase our productivity.

We have our own in-house team of detailers from both civil engineering and architectural backgrounds with more than 10 years of experience in steel detailing. Our team of detailers assist to prepare detailed drawings, plans, and other documents to demonstrate compliance with standards and regulations, explain in detail connections between different components, and to show all of the dimensions, tolerances, symbols, specifications, and other important information necessary for steel fabrication. All our BIM detailers are Tekla Structural Steel licensed with combined certificates in Revit Architecture and Structure. To stay competitive with the latest construction techniques, we continuously work towards upgrading our detailing process. Currently, our detailers are working on combining 3D Navisworks and Microsoft Projects Software to achieve BIM 4D project analysis. Though our preference is to use our own in-house team of detailers for our projects, we do engage third party detailers to assist with our detailing works when there is influx of projects, but as a quality control measure, these third party detailers will report to and be managed by our in-house detailing team leader.

We have the ability to secure skilled and efficient labor for our projects

The structural steel and metal works industry in Singapore has long relied on foreign workers for the provision of structural steel and metal fabrication and installation works and we also employ foreign workers for our projects. Over the years of our business operation, we have gradually built a labor network through which we are able to secure adequate workers for our projects. Hence, despite the challenge of labor shortage that the structural steel and metal works industry in Singapore continuously faces, we believe that we retain the ability to mobilize a large workforce via our broad labor network and to manage manpower issues well.

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In order to retain experienced and skilled foreign workers and relieve our burden of utilizing the government imposed man-year entitlement (“MYE”), we encourage our basic-skilled workers to take an upgrading course accredited by BCA. Upon completion of advanced training and obtaining of the requisite certificate, the basic-skilled foreign workers in Singapore will become upgraded to higher-skilled foreign workers. Such an upgrade of our foreign workers will enable us to qualify for an MYE waiver and for lower foreign worker levy (“FYE”). With the MYE waiver, we can apply or renew the work permits of these higher-skilled foreign workers without the need for MYE. In addition, we ensure that the workers we employ possess the skills required for the particular work they need to perform. To do this, we tend to employ those foreign workers who have continually worked for our projects and whose previous performance is to our satisfaction. We also prefer referrals from the foreign workers who are familiar with our work environment as they are able to help us identify suitable candidates based on our task requirements. Further, we incentivize our foreign workers to attend skills improvement courses by offering an increment in hourly wages upon their completion of the training and obtaining of the requisite certificate.

As at the date of this prospectus, we have approximately 200 foreign workers and 60 office staff, of which about half are Singaporeans and/or Permanent Residents, with the other half being either S Pass or Employment Pass holders. Approximately 80 foreign workers had maintained relationships with us for more than five years and 30 foreign workers had maintained relationships with us for more than 10 years.

We invest heavily in research and development

We are continuously investing in improving and upgrading our technical expertise and knowledge on emerging technologies to develop solutions that improve our productivity, especially in the fabrication process. We have established an in-house research and development (“R&D”) team since 2015 to explore ways to upgrade our factory processes using technology. The initial R&D team was led by our project director, and comprises employees from various departments, such as project engineer, project manager and factory supervisors. In 2023, our R&D team consists of 1 project engineer, 1 operation manager and 1 project director who oversees and coordinates with external researchers and developers to build up our IT capabilities and output capabilities. Since then, we have implemented Enterprise Resources Planning software to build up our information and workflow accuracy.

Apart from our in-house R&D, we have established partnerships with Nanyang Technological University Singapore a university in Singapore to conduct research and collaborate on ideas to improve productivity and efficiency in our factory workflow process. The collaboration allows us to gain insights on self-learning technology and the capability to implement suitable technology into our processes. We provide actual problems and factory access to the researchers to gather actual data, which will allow them to use the data collected to formulate the software that helps our factory process.

We have an experienced management team

Our management team has extensive technical and business knowledge in the fields of steel fabrication and metal works. Our senior management personnel, including Mr. Ng Lok Kai @Ng Teck Nam (Managing Director), Ms. Nge Chwee Peng (CEO/DFO) and Mr. Natarajan Kannan (Business Development Manager), who possess over 55, 37 and 25 years of experience in the structural steel and metal works industry respectively, have been in charge of various large-scale projects. Our project managers competently supervise our on-site workers and subcontractors and ensure that we deliver quality and timely works. Our experienced contracts manager considers the viability of projects with the senior management team before submitting tenders or quotations and oversees the preparation of competitive quotations. We consider our management and technical teams’ extensive expertise, advanced know-how and knowledge of steel and metal works fabrication and installation to be our valuable assets which form the foundation of our continued success.

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We are committed to delivering timely quality works

We understand that completing our projects on schedule is vital in the structural steel and metal works industry and we seek to constantly improve our quality, timeliness, safety standards, quality control and environmental protection measures. In addition, we use our best endeavors to avoid delays in delivering our works as well as to ensure the provision of quality works.

During the Track Record Period, we had recognized revenue from 35 projects for steel design, fabrication and installation works, of which 14 projects had been completed. Subsequent to the Track Record Period and up to the date of this prospectus, we had completed 14 steel design, fabrication and installation works. None of our projects had involved the payment of liquidated damages, arising from late delivery of our work. Our emphasis on completing our works on schedule together with providing quality work has helped enhance our competitiveness as well as increase our customers’ confidence in our works, which we believe will enable us to continuously secure large-scale projects through retaining current customers and attracting new ones.

Our Strategies

Our main objective is to strengthen our market share and be an omnipotent steel fabricator in Singapore. To achieve this, we set out our business strategies as follows:

We intend to digitize our administrative and operational processes

With the significant changes the world has undergone in the last decade, specifically since the COVID-19 pandemic, it has become more important and crucial for businesses to digitalize their processes to keep pace with the changing market dynamics. We intend to digitalize four aspects of the business. Firstly, we intend to implement a paperless green administrative process where information can be digitally transferred with ease at every stage of a project. This would allow our frontline staff to report and track important information at the various stages of any project. The system will be available via a mobile application and will include user-friendly UI/UX features that provide information as soon as it is being updated in the system as compared to the current process where it will be updated on a weekly basis.

We will also be shifting our centralized work system to a cloud-based server so as to allow for more efficient remote working capabilities whereby all our data is stored in a centralized system that all company personnel will be able to get access to on a need-to-know basis. With the improvement of our remote working capabilities, it will also enable us to recruit internationally and potentially reduce our overall government levy and manpower costs.

Our digitalization plans also involve the conversion of our current factory to a smart factory with the use of technology such as cloud-based server, human resource planning software, enterprise resource planning software, workflow automation software, vehicle fleet management software, tools and consumable management system, and factory production management and tracking system.

This will in time reduce manpower and raw material wastage and improve on our efficiency and quality of the end product. For example, the structural steel and metal work that we engage in involves a large amount of welding. The implementation of advanced machinery such as the use of robotic arms for such welding works may potentially improve the accuracy of welding related work, leading to shorter welding times and more efficient output.

Lastly, we will be investing in artificial intelligence technology to help analyze data and information to enhance our overall work processes. For example, we are working with professionals and tertiary education partners to incorporate certain algorithms to help with our planning process. When we tender for projects, we need to plan for the resources we require to execute the project, such as whether additional manpower or subcontractors will be required for fabrication or installation works. These algorithms are expected to help us quickly, accurately and automatically gauge the amount of resources we require once we provide the system with the information it needs to make the assessment.

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We intend to strengthen our strategic alliances with third parties to expand our business

As our business grows and we are required to secure and manage new projects, we intend to establish partnerships with more suppliers, subcontractors, and overseas industry leaders to enable us to produce beyond our own facility output limits and help us achieve economies of scale and become more cost-efficient.

We intend to enter into long-term agreement with key product suppliers to ensure product quality, service quality and price advantages, as well as identify new suppliers according to our project scale and matching the right projects with the right suppliers based on our supplier evaluation.

We will also carry out forward planning and forecast with our sub-contractors and to lock in long-term agreement with our sub-contractors. This will ensure the quality of work of the sub-contractors will be in accordance with our standards. Similar to suppliers, we will also match the right projects with the right sub-contractors as each sub-contractor may have different skillset.

As part of our expansion plan, we are identifying new markets for our business and have been in touch with overseas industry leaders to better understand the needs and requirements of projects outside of Singapore. Any expansion of our business outside of Singapore will largely depend on whether our in-house capabilities are able to meet the project expectations and requirements.

Partnering with institutions to further enhance our R&D capabilities, such as for the creation of new technology and/or software to improve our business operations, is also something we will be focusing on as part of our plans to expand and diversify our business. The licensing or sale of such new technology and/or software to industry leaders and other third parties will provide us with an additional revenue stream that will contribute positively to our financial performance.

We intend to strengthen our manpower in managerial and technical expertise

We understand that in order to take on projects of a larger scale, there is a need for more efficient management and technical expertise. Hence, in the management aspect, in addition to the supervision of overall management of our Group by Mr. Ng Lok Lai @Ng Teck Nam and Ms. Nge Chwee Peng, our Major Shareholders. We are in the process of recruiting managers and team leaders who will undergo both internal and external training, to enable them to lead their teams and excel in their work.

Further, all our staff and workers will undertake in-house training programs to familiarize themselves with the skills to operate and navigate the new systems we intend to employ, to ensure optimum productivity and efficiency.

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Summary Risk Factors

Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Risk Factors” beginning on page __ of this prospectus.

Risks Related to Our Business and Industry

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Our revenue was primarily generated from contracts awarded by our top five customers and any significant decrease in the number and/or the contract amount of projects with our major customers and any liquidity problems of our major customers may materially and adversely affect our financial condition and operating results. See page 22 of “Risk Factors — Risks Related to Our Business and Industry” for further details.

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Our revenue is mainly derived from projects which are non-recurring in nature and our Group may not be able to secure new customers or projects continuously. See page 22 of “Risk Factors — Risks Related to Our Business and Industry” for further details.

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We cannot assure you that we will be able to fund our working capital requirements and our auditor has expressed substantial doubt about our ability to continue as a going concern. See page 22 of “Risk Factors — Risks Related to Our Business and Industry” for further details.

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Our success depends on our key personnel and our ability to attract, motivate and retain a sufficient number of competent or qualified employees. See page 23 of “Risk Factors — Risks Related to Our Business and Industry” for further details.

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Because we are incorporated under the laws of the Cayman Islands, our controlling shareholders may exercise their powers as shareholders, including the exercise of voting rights in respect of their shares, in such manner as they think fit. You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal or state courts may be limited. See page 23 of “Risk Factors — Risks Related to Our Business and Industry” for further details.

•

We depend significantly on the procurement of finished products, and various factors may result in an inadequate supply or result in an increase in our costs in order to secure sufficient products to meet our deliverable requirements to customers. See page 24 of “Risk Factors — Risks Related to Our Business and Industry” for further details.

•	Risk associated with production disruption or reduced production levels. See page 25 of “Risk Factors — Risks Related to Our Business and Industry” for further details.

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Our revenue and profitability generated during the Track Record Period may not be indicative of our future results of operations. See page 25 of “Risk Factors — Risks Related to Our Business and Industry” for further details.

•	Our operations may subject us to claims, litigation or dispute. See page 27 of “Risk Factors — Risks Related to Our Business and Industry” for further details.

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The insurance coverage of policies maintained by our customers, acting as main contractors, and us, may be insufficient to cover all losses or potential claims arising in the course of operations. See page 27 of “Risk Factors — Risks Related to Our Business and Industry” for further details.

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Our workforce is largely made up of foreign workers and any adverse change in the government policies in relation to foreign workers could materially affect our operations and financial performance. See page 27 of “Risk Factors — Risks Related to Our Business and Industry” for further details.

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The COVID-19 pandemic has affected, and could continue to affect, the global economy as a whole and the market in which we operate. See page 28 of “Risk Factors — Risks Related to Our Business and Industry” for further details.

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Our Group’s business operations involve inherent industrial risks and occupational hazards and the materialization of such risks may tarnish our reputation as well as affect our financial results. See page 28 of “Risk Factors — Risks Related to Our Business and Industry” for further details.

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Cancellation or suspension of or failure to renew our current licenses and workheads registration may affect our operations and financial performance. See page 29 of “Risk Factors — Risks Related to Our Business and Industry” for further details.

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The requirement to take out performance bonds to secure our due performance of construction contracts will affect our cash flows and financial position. See page 29 of “Risk Factors — Risks Related to Our Business and Industry” for further details.

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The performance of our Group may be affected by the cyclical fluctuation in the Singapore market, in particular, the construction industry. See page 30 of “Risk Factors — Risks Related to Our Business and Industry” for further details.

•	The construction industry is highly competitive. See page 30 of “Risk Factors — Risks Related to Our Business and Industry” for further details.

•

The operations of construction companies in Singapore and Malaysia are subject to compliance with a number of regulatory requirements, which may affect our operating costs and profitability. See page 31 of “Risk Factors — Risks Related to Our Business and Industry” for further details.

•	There are risks and uncertainties associated with our variable interest entity structure for KHSB See page 31 of “Risk Factors – Risks Related to Our Corporate Structure” for further details.

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Risks Related to this Offering and the Trading Market

•

There has been no public market for our Ordinary Shares prior to the completion of this offering, and you may not be able to resell our Ordinary Shares at or above the price you pay for them, or at all. See page 31 of “Risk Factors — Risks Related to this Offering and the Trading Market” for further details.

•

The initial public offering price for our Ordinary Shares may not be indicative of prices that will prevail in the trading market and such market prices may be volatile. See page 31 of “Risk Factors — Risks Related to this Offering and the Trading Market” for further details.

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You will experience immediate and substantial dilution in the net tangible book value of Ordinary Shares purchased. See page 31 of “Risk Factors — Risks Related to this Offering and the Trading Market” for further details.

•

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected. See page 31 of “Risk Factors — Risks Related to this Offering and the Trading Market” for further details.

•

We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies. See page 33 of “Risk Factors — Risks Related to this Offering and the Trading Market” for further details.

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As an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements. Such reduced disclosure may make our Ordinary Shares less attractive to investors. See page 33 of “Risk Factors — Risks Related to this Offering and the Trading Market” for further details.

•	We will incur substantial increased costs as a result of being a public company. See page 33 of “Risk Factors — Risks Related to this Offering and the Trading Market” for further details.

•

Substantial future sales of our Ordinary Shares or the anticipation of future sales of our Ordinary Shares in the public market could cause the price of our Ordinary Shares to decline. See page 33 of “Risk Factors — Risks Related to this Offering and the Trading Market” for further details.

•	We do not intend to pay dividends for the foreseeable future. See page 34 of “Risk Factors — Risks Related to this Offering and the Trading Market” for further details.

•

The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price. See page 34 of “Risk Factors — Risks Related to this Offering and the Trading Market” for further details.

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You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the United States and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the U.S. courts. See page 38 of “Risk Factors — Risks Related to this Offering and the Trading Market” for further details.

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Our Corporate Structure and History

The chart below illustrates our corporate structure and identifies our subsidiaries (i) as of the date of our Reorganization (as defined below) and (ii) after giving effect to the Offering:

*Chart shows shareholding before/after the Offering

The above chart assumes an Offering of [*] Ordinary Shares, and assumes that the underwriters’ over-allotment option has not been exercised.
Name	Background	Ownership Upon Reorganization
NKP Holdings Ltd.	Incorporated on November 8, 2022 as a BVI Business Company in the British Virgin Islands.	100% owned by Brilliance Group

Kong Hwee Iron Works & Construction Pte. Ltd.	Incorporated on July 27, 1988 as a private company limited by shares under the laws of Singapore.	100% owned by NKP Holdings Ltd.

Kong Hwee Engineering Pte. Ltd.	Incorporated on August 8, 2018 as a private company limited by shares under the laws of Singapore.	100% owned by Kong Hwee Iron Works & Construction Pte. Ltd.

Kong Hwee Iron Works & Construction (M) Sdn. Bhd.	Incorporated on April 7, 2010 as a private company limited by shares under the laws of Malaysia.	NKP has a 49% shareholding and effective control through Contractual Arrangements. Ms. Khoo Ee Hiang has a 51% shareholding.

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Brilliance Group, the issuer in this Offering, was incorporated on November 7, 2022 as an exempted Company with limited liability in the Cayman Islands. Ms. Nge Chwee Peng and Mr. Ng Lok Kai @Ng Teck Nam currently hold 60.1% and 39.9%, respectively of the Ordinary Shares of Brilliance Group.

NKP Holdings Ltd. was incorporated on November 8, 2022 as a British Virgin Islands Business Company. NKP Holdings Ltd. is wholly owned by Brilliance Group.

KHIW was incorporated on July 27, 1988 as a private company limited by shares under the laws of Singapore. Ms. Nge Chwee Peng and Mr. Ng Lok Kai @Ng Teck Nam each holds 60% and 40% , respectively, of the ordinary shares of KHIW

Kong Hwee Engineering Pte. Ltd. was incorporated on August 8, 2018 as a private company limited by shares under the laws of Singapore. KHIW and Ms. Nge Chwee Peng each holds 60% and 40%, respectively, of the ordinary shares of Kong Hwee Engineering Pte. Ltd.

KHSB was incorporated on April 7, 2010 as a private company limited by shares under the laws of Malaysia. Ms. Nge Chwee Peng, Mr. Ng Lok Kai @Ng Teck Nam and Ms. Khoo Ee Hiang each holds 39%, 10% and 51%, respectively of the ordinary shares of KHSB Under a contractual arrangement between Ms. Nge Chwee Peng, Mr. Ng Lok Kai @Ng Teck Nam and Ms. Khoo Ee Hiang, KHIW has effective control over KHSB See “Contractual Arrangements” below.

We will consummate a reorganization on or before [*] 2023, (the “Reorganization”), pursuant to which Ms. Nge Chwee Peng and Mr. Ng Lok Kai @Ng Teck Nam will exchange their ordinary shares in KHIW, Kong Hwee Engineering Pte. Ltd. and KHSB for Ordinary Shares of the Company. Pursuant to the Reorganization, Ms. Nge Chwee Peng and Mr. Ng Lok Kai @Ng Teck Nam will each hold 60.1% and 39.9%, respectively, of Brilliance Group. Kong Hwee Engineering Pte. Ltd. will become 100% owned by KHIW, which in turn will become 100% owned by NKP Holdings Ltd. NKP Holdings Ltd. will hold 49% of the ordinary shares of KHSB, and control KHSB through contractual arrangements with Ms. Khoo Ee Hiang. See “Contractual Arrangements” below.

Since Brilliance Group and its subsidiaries are effectively controlled by the same controlling shareholders before and after the Reorganization, they are considered under common control. The transactions were accounted for as a recapitalization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

Our Controlling Shareholders, Ms. Nge Chwee Peng and Mr. Ng Lok Kai @Ng Teck Nam currently hold 60.1% and 39.9%, respectively of the Ordinary Shares of Brilliance Group. Upon consummation of this Offering, our Controlling Shareholders will own [15,000,000] of our Ordinary Shares, which will represent [*]% of the total voting power of our outstanding Ordinary Shares. See “Risk Factors” Because we are incorporated under the laws of the Cayman Islands, our controlling shareholders may exercise their powers as shareholders, including the exercise of voting rights in respect of their shares, in such manner as they think fit. You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal or state courts may be limited.” for more information.

Contractual Arrangements

On February 1, 2023, Ms. Nge Chwee Peng, Mr. Ng Lok Kai @Ng Teck Nam and Ms. Khoo Ee Hiang entered into a shareholder agreement (the “1st Shareholder Agreement”) as shareholders of KHSB, pursuant to which effective control is transferred to KHIW.

At the Reorganization, NKP Holdings Inc. will enter into a shareholder agreement (the “2nd Shareholder Agreement”) with Ms. Nge Chwee Peng, Mr. Ng Lok Kai @Ng Teck Nam and Ms. Khoo Ee Hiang  as shareholders of KHSB, pursuant to which the 1st Shareholder Agreement will be terminated, and effective control of KHSB will be transferred to NKP Holdings Inc.

Such contractual arrangements have not been tested in the Malaysia courts and there are substantial uncertainties regarding the interpretation and application of current and future Malaysian laws, regulations, and rules relating to these contractual arrangements. If the Malaysia government finds these contractual arrangements to be non-compliant with Malaysia laws, or if the relevant Malaysian laws, regulations, and rules or the interpretation thereof change in the future, we may be subject to severe penalties or be forced to relinquish our interests in KHSB or forfeit our rights under the contractual arrangements.

The significant terms of the contractual arrangements are as follows:

1st Shareholder Agreement

Pursuant to the 1st Shareholder Agreement entered into on February 1, 2023 between Ms. Nge Chwee Peng, Mr. Ng Lok Kai @Ng Teck Nam and Ms. Khoo Ee Hiang as shareholders of KHSB, all control and power to direct all business activities that most significantly impact the economic performance of KHSB is transferred to KHIW. KHIW would award contracts to KHSB, in order to supply and fabricate steel/products for KHIW’s third party customers. The commercial terms and prices for KHSB’s supply and services to KHIW are solely determined by KHIW. KHIW are to provide financial, credit or loan facilities to KHSB as needed for its daily operations and current liabilities. KHIW has the obligation to absorb losses of KHSB, or the right to receive benefits that could be potentially significant to KHSB. KHIW has the option to acquire all the shares of KHSB.

2nd Shareholder Agreement

Pursuant to the 2nd Shareholder Agreement to be entered into between NKP Holdings Inc. and Ms. Khoo Ee Hiang as shareholders of KHSB, on [*], all control and power to direct all business activities that most significantly impact the economic performance of KHSB shall be transferred to NKP Holdings Ltd. KHIW will award contracts to KHSB to supply and fabricate steel/products for KHIW’s third party customers. The commercial terms and prices for KHSB’s supply and services to KHIW are to be solely determined by KHIW. KHIW is to provide financial, credit or loan facilities to KHSB as needed for its daily operations and current liabilities. NKP Holdings Ltd. has the obligation to absorb losses of KHSB, or the right to receive benefits that could be potentially significant to KHSB. Under the 2nd Shareholder Agreement, Ms. Khoo also grants an exclusive and irrevocable option to NKP Holdings Ltd. whereby NKP Holdings Ltd. may acquire all of the remaining shares held by Ms. Khoo in KHSB.

The VIEs and Malaysia Operations

While the significant majority of our revenue was generated by our operating subsidiary, KHIW, the supply of some of our materials for our business is provided by KHSB, which we hold through a variable interest entity structure. The majority of the shares in KHSB is held by Ms. Khoo Ee Hiang, who is a Malaysian citizen and also a senior employee of KHIW.  Under the 1st Shareholder Agreement, effective control of KHSB was transferred to KHIW and enabling us to obtain substantially all of the economic benefits arising from KHSB as well as to consolidate the financial results of KHSB in our results of operations. Although the structure we have adopted is consistent with longstanding industry practice,  the Malaysian government may not agree that these arrangements comply with Malaysian registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future.

It is uncertain whether any new Malaysian laws, rules or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or KHSB are found to be in violation of any existing or future Malaysian laws, rules or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant Malaysian regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including revoking the business and operating licenses of KHSB, requiring us to discontinue or restrict the existing manner of our operations, requiring us to restructure our operations or taking other regulatory or enforcement actions against us. The imposition of any of these measures could result in a material adverse effect on KHSB In addition, it is unclear what impact the Malaysian government actions would have on us and on our ability to consolidate the financial results of KHSB in our consolidated financial statements, if the Malaysian government authorities were to find our legal structure and contractual arrangements to be in violation of Malaysian laws, rules and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of KHSB and if we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of KHSB in our consolidated financial statements. Any of these events would have a material adverse effect on our business, financial condition and results of operations. For more information, please see Risk Factors – “If the Malaysia government deems that the contractual arrangements in relation to KHSB do not comply with Malaysian laws, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to penalties or be forced to relinquish our interests in those operation”, and “We may lose effective control over the operations of KHSB”.

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Corporate Information

Our principal place of business is 7 Senoko South Road, Singapore 758071. Our registered office in the Cayman Islands is Harneys Fiduciary (Cayman) Limited 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands. The telephone number of our registered office is +65 62852366. Our agent for service of process in the United States is [Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168]. Our corporate website is www.konghweeiron.com. Information contained on our website does not constitute part of this prospectus.

Implications of Being an “Emerging Growth Company” and a “Foreign Private Issuer”

Emerging Growth Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, we are eligible, for up to five years, to take advantage of certain exemptions from various reporting requirements that are applicable to other publicly traded entities that are not emerging growth companies. These exemptions include:

•	the ability to include only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure;

•

exemptions from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), in the assessment of our internal control over financial reporting;

•

to the extent that we no longer qualify as a foreign private issuer, (i) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (ii) exemptions from the requirement to hold a non-binding advisory vote on executive compensation, including golden parachute compensation.

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We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the consummation of this Offering or such earlier time that we are no longer an emerging growth company.

As a result, the information contained in this prospectus may be different from the information you receive from other public companies in which you hold shares. We do not know if some investors will find the Shares less attractive because we may rely on these exemptions. The result may be a less active trading market for the Shares, and the price of the Shares may become more volatile.

We will remain an emerging growth company until the earliest of: (1) the last day of the first fiscal year in which our annual gross revenue exceeds $1.235 billion; (2) the last day of the fiscal year following the fifth anniversary of the date of this Offering; (3) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of the Shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (4) the date on which we have issued more than $1.00 billion in non-convertible debt securities during any three-year period.

Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act.

Foreign Private Issuer

Upon consummation of this Offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the rules under the Exchange Act requiring domestic filers to issue financial statements prepared under U.S. GAAP;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•

the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission (the “SEC”) of quarterly reports on Form 10-Q containing unaudited financial and other specific information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Notwithstanding these exemptions, we will file with the SEC, within four months after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our Executive Officers or members of our Board of Directors are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States, or (iii) our business is administered principally in the United States.

Both foreign private issuers and emerging growth companies are also exempt from certain more extensive executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, but remain a foreign private issuer, we will continue to be exempt from the more extensive compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer and will continue to be permitted to follow our home country practice on such matters.

Although we are permitted to follow certain corporate governance rules that conform to Cayman Islands requirements in lieu of many of the Nasdaq corporate governance rules, we intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers.

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Implications of Being a Controlled Company

Upon the completion of this Offering, we will be a “controlled company” as defined under the Nasdaq Listing Rules because our Controlling Shareholders will hold [*]% of our total issued and outstanding Shares and will be able to exercise [*]% of the total voting power of our issued and outstanding share capital.

For so long as we remain a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. If we rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements . A “controlled company” under the Nasdaq corporate governance rules is a company of which more than 50% of the voting power is held by an individual, group or another company. Following this offering, our principal shareholder will control a majority of the voting power of our outstanding ordinary shares, making us a “controlled company” within the meaning of the Nasdaq corporate governance rules. As a controlled company, if we may elect not to comply with certain of the Nasdaq corporate governance standards, including the requirement that a majority of directors on our board of directors are independent directors and the requirement that our remuneration committee and our nominating committee consist entirely of independent directors.

Even if we cease to be a controlled company, we can still rely on exemptions available to foreign private issuers. However, We intend to comply with the Nasdaq Corporate Governance and do not intend to rely on such exemptions. See section titled “Risk Factors — As a foreign private issuer and “controlled company” within the meaning of the Nasdaq’s corporate governance rules, we are permitted to rely on exemptions from certain of the Nasdaq corporate governance standards. Our choice to rely on such exemptions may afford less protection to holders of our ordinary shares. We intend to comply with the Nasdaq Corporate Governance and do not intend to rely on such exemptions.

Presentation of Financial and Other Information

Unless otherwise indicated, all financial information contained in this prospectus is prepared and presented in accordance with U.S. GAAP.

All references in this prospectus to “U.S. dollars,” “US$,” and “$” refer to the currency of the United States of America and all references to “S$,” “Singapore dollar,” or “SGD” refer to the currency of Singapore. Unless otherwise indicated, all references to currency amounts in this prospectus are in US$.

We have made rounding adjustments to some of the figures contained in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be exact arithmetic aggregations of the figures that preceded them.

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Impact of COVID-19

The COVID-19 outbreak has adversely affected (and a significant outbreak of other infectious diseases could result in an additional widespread health crisis that could adversely affect) the economies and financial markets worldwide, and the business of the Company could be materially and adversely affected by the COVID-19 outbreak and any such other outbreak. Furthermore, our business may be adversely affected if continued concerns relating to COVID-19 continue to restrict travel, or result in the Company’s personnel, vendors and services providers being unavailable to pursue their business objectives free of COVID-19 related restrictions. The extent to which COVID-19 impacts our business in the future will depend on future developments, which are highly uncertain and cannot be predicted, including for example new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, our ability to pursue our business objectives may be materially adversely affected. In addition, our ability to raise equity and debt financing which may be adversely impacted by COVID-19 and other events, including as a result of increased market volatility, decreased market liquidity and third-party financing being unavailable on terms acceptable to us or at all.

Singapore Control Order Regulations

On April 3, 2020, the Multi-Ministry Taskforce of the Singapore Government implemented an elevated set of safe distancing measures to pre-empt the trend of increasing local transmission of COVID-19 from April 7, 2020 (“Circuit Breaker Measures”). On April 7, 2020, the Singapore Parliament passed the COVID-19 (Temporary Measures) Act 2020 (“COVID-19 Act”) which provides the Singapore Government the legal basis to enforce the Circuit Breaker Measures, and the COVID-19 (Temporary Measures) (Control Order) Regulations 2020 (“Control Order Regulations”) under the COVID-19 Act to implement the Circuit Breaker Measures. The Control Order Regulations impose restrictions on premises and businesses in relation to the closure of premises and respective controls on essential and non-essential service providers, and the movement of people, both in public places and in places of residence. The Control Order Regulations require the closing of most physical workplace premises and suspending all business, social and other activities that cannot be conducted through telecommuting from home, save for those providing essential services and in selected economic sectors which are critical for local and global supply chains (“Essential Services”). Entities providing Essential Services were required to operate with the minimum number of staff on their premises to ensure the continued running of those services, and implement strict safe distancing measures. The Control Order Regulations could be varied or extended, depending on the assessment of the then situation by the Singapore government. The Circuit Breaker Measures were imposed under the Control Order Regulations during the period between April 7, 2020 and June 1, 2020.

On May 19, 2020, the Multi-Ministry Taskforce announced that the Circuit Breaker Measures would end on June 1, 2020 and the Multi-Ministry Taskforce would embark on a controlled approach to resume economic and community activities and progressively lift the relevant control measures in place after June 1, 2020 over three phases, with the first phase to be implemented with effect from June 2, 2020. The three phases were (a) a “Safe Re-opening” phase, implemented from June 2, 2020 to June 18, 2020 (inclusive), where economic activities that do not pose high risk of transmission (“Permitted Services”) were resumed while social, economic and entertainment activities that carry higher risk remained closed, and everyone was advised to continue to leave home only for essential activities and to wear a mask when doing so (“Phase 1”); (b) a “Safe Transition” phase with the gradual resumption of more activities including the re-opening of more firms and business (“Permitted Enterprises”), subject to safe management measures being implemented and practiced by employers and employees in these workplaces and their ability to also maintain a safe environment for their customers and social activities in small groups of not more than five persons, which were implemented with effect from June 19, 2020 (“Phase 2”); and (c) a “Safe Nation” phase, implemented with effect from December 28, 2020, whereby social, cultural, religious and business gatherings or events were resumed, although gathering sizes still had to be limited in order to prevent large clusters from arising, and services and activities that involve significant prolonged close contact or significant crowd management risk in an enclosed space also were allowed to be re-opened, subject to their ability to implement strict safe management measures effectively (“Phase 3”).

Between May 16, 2021 and August 6, 2021, the Singapore Government introduced two phases, namely the Phase 2 (Heightened Alert) and Phase 3 (Heightened Alert), along with the easing of certain measures within each of such phases. In summary, the Phase 2 (Heightened Alert) measures which were in effect from May 16, 2021 to June 13, 2021, included reductions in prevailing social gathering group size, sizes of larger scale events or activities and reinstatement of “work-from-home” as the default at workplaces to minimize workplace interactions, and the Phase 3 (Heightened Alert) measures, which were in effect from June 14, 2021 to July 19, 2021, was contemplated as a calibrated reopening and included increases in social gathering group sizes, event size and capacity limits, and subsequently the resumption of dining in at food and beverage establishments. On July 20, 2021, the Singapore Government announced the reversion back to Phase 2 (Heightened Alert) measures from July 22, 2021 to August 18, 2021 which superseded the measures introduced on July 19, 2021, during which “work from home” remained the default, employers who needed staff to return to workplaces were required to ensure that there was no cross-deployment at various worksites, enforce staggered start times and flexible working hours and social gatherings at workplaces were not allowed.

On August 6, 2021, the Singapore Government announced the easing of some safe management measures, with the first phase to take effect on August 10, 2021 and the second phase to take effect on August 19, 2021, which superseded those introduced on July 22, 2021 as part of Singapore’s transition towards Covid-19 resilience. The eased measures allowed for an increase in social gathering group size, event size and capacity limits for fully vaccinated individuals and easing of “work-from-home” requirements. A further easing of community measures was announced on August 19, 2021. Subsequently, given the exponential rise in Covid-19 cases from the end of August 2021, on September 24, 2021, the Singapore Government announced a tightening of safe management measures during the stabilization period between September 27, 2021 and October 24, 2021, which was later extended to November 21, 2021, with a mid-point review. On November 8, 2021, the Singapore Government announced calibrated adjustment of safe management measures including the easing of dine-in restrictions and updates to border measures. On December 22, 2021, in response to the global emergence of the Omicron variant, the Singapore Government introduced travel restrictions for affected countries or regions and enhanced the testing requirements for travelers. Effective March 29, 2022, the Singapore Government significantly eased Covid-19 restrictions by, among other things, lifting the requirement to wear masks outdoors, doubling the group size limit to 10 people and lifting the ban on alcohol sales in pubs and eateries after 10:30 p.m. It also eased testing and quarantine requirements for travelers and declared that up to 75% of employees who can work from home are allowed to return to their workplaces.

From April 26, 2022, there was a further easing of community and border measures due to the fall and stabilization of daily infection numbers, including, without limitation, the removal of group size limits for mask-off activities, all workers may now return to the workplace (an increase from the limit of 75% of those who can work from home), mask-wearing will remain optional in outdoor settings, safe distancing will no longer be required between individuals and groups, and there is a removal of the capacity limit for larger settings/events with more than 1,000 persons.

Control measures

Our Group has also adopted control measures to protect our employees, workers and customers from outbreaks of infectious diseases, which is in line with the advisories issued by the MOM on best practices to be adopted by workplaces in Singapore, such as asking our staff who interact with our customers etc. to wear personal protective equipment (such as face masks and gloves), and we will monitor the stock of personal protection equipment for our staff and workers.

If any of our staff is suspected or confirmed to have contracted Covid-19, we may have to temporarily suspend our operations and quarantine the affected staff, disinfect the affected facilities and reallocate manpower as appropriate. We will continue to work closely with our customers to ensure that the impact of any such incidents which may occur due to unforeseen circumstances is minimized to its fullest extent, and implement our business contingency plans as outlined above in mutual agreement with our customers.

THE OFFERING

Shares offered by us:		[_________] Ordinary Shares (or [_________] Ordinary Shares if the underwriters exercise their option to purchase additional Shares within 45 days of the date of this prospectus from us in full).

Offer Price:		$____ per Share.

Number of Shares outstanding before this Offering:		[*] Shares are outstanding as of the date of this prospectus.

Shares to be outstanding immediately after this Offering:		[*] Shares (or [*] Shares if the underwriters exercise their option to purchase additional Shares within 45 days of the date of this prospectus from us in full).

Over-allotment option to purchase additional Shares:		The underwriters have an option for a period of 45 days to purchase up to [•] Shares to cover over-allotments, if any.

Representative’s Warrants:

Upon closing of this offering, we have agreed to issue to the Representative as compensation Representative’s Warrants exercisable for a period of five (5) years from the date of issuance of up to up to [•] Ordinary Shares (9.0% of the aggregate number of Ordinary Shares sold in this offering, including any Ordinary Shares sold upon the exercise of the over- allotment option, if any) at a per share exercise price equal to 125% of the public offering price per share in this offering.

Use of proceeds:		We plan to use the net proceeds of this Offering in the following order of priority:
	•	Approximately 40% to be used for paying of initial cost of projects such as raw materials purchase, insurance and bonds, professional engineers fee and labor.

	•	Approximately 12% to be used for upgrading our workflow by adopting new software and upgrading of our IT capability.

	•	Approximately 15% to be used to expand our business development and sales time. Increasing the headcount of the team to increase our sales and marketing efforts.

•

Approximately 15% to be used to expand our project portfolio to overseas markets, primarily in the South East Asia region. The Company intends to expand its business by undertaking similar projects outside Singapore but has not fixed a time frame for the expansion. The Company will have to ensure that it has the resources and capacity to meet the expectations and requirements of overseas projects before the expansion. The board of directors will also need to consider the operating costs and potential revenue of the new overseas market.

	•	Approximately 8% to be used for research and development of products and technology.

	•	Approximately 10% to be used for working capital.

See “Use of Proceeds” on page 41 for more information.

Lock-up:

Our Executive Officers, Directors and Major Shareholders have agreed, subject to some exceptions, not to transfer or dispose of, directly or indirectly, any of our Shares, or any securities convertible into or exchangeable or exercisable for our Shares, for a period of six months after the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Controlled company

After this Offering, assuming an offering size as set forth in this section, our Controlling Shareholders will own approximately [*]% of our Shares (or [*]% of our Shares if the underwriters’ option to purchase additional shares is exercised in full). As a result, we expect to be a controlled company within the meaning of the corporate governance standards of the Nasdaq Capital Market, or Nasdaq. See section titled “Prospectus Summary — Implications of Being a Controlled Company”.

Listing		We intend to list the Shares on the Nasdaq Capital Market under the symbol “KHIW.” We will not consummate and close this offering without a listing approval letter from Nasdaq Capital Market.

Risk factors		See section titled “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the Shares.

SUMMARY FINANCIAL INFORMATION

The following summary presents consolidated balance sheet data and summary consolidated cash flow as of July 31, 2021 and July 31 2022, which have been derived from our audited financial statements included elsewhere in this prospectus. The following historical condensed balance sheet data and summary consolidated cash flow for the interim period ended January 31, 2022 and January 31, 2023, have been derived from our unaudited financial statement for those periods. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. You should read this “Summary Financial Information” section together with our consolidated financial statements and the related notes and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section included elsewhere in this prospectus.

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The following summary presents audited consolidated balance sheet data and summary consolidated cash flow as of July 31, 2021, July 31, 2022, and the unaudited interim period ended January 31, 2022 and January 31, 2023:

Consolidated balance sheets

	For the year ended July 31,	For the year ended July 31,
	2021	2022	2022
	S$	S$	US$
ASSETS
Current assets
Cash and cash equivalents	1,791,085	5,390,776	3,902,966
Restricted cash	358,107	358,383	259,472
Accounts receivable	2,161,653	7,137,197	5,167,389
Contract assets	39,258,396	49,644,729	35,943,186
Retention receivable, net	5,950,814	8,228,580	5,957,559
Deposits, prepaid expenses and other current assets	2,434,485	1,701,215	1,231,693
Inventories	4,643,412	9,093,600	6,583,840
Total current assets	56,597,952	81,554,480	59,046,105

Non-current assets
Property, plant and equipment, net	45,943,488	43,689,798	31,631,768
Right-of-use assets	5,802,020	5,040,653	3,649,474
Deferred offering costs	-	-	-
Total non-current assets	51,745,508	48,730,451	35,281,242

TOTAL ASSETS	108,343,460	130,284,931	94,327,347

LIABILITIES
Current liabilities
Accounts payable	10,058,268	23,405,878	16,946,045
Accruals and other payables	339,697	632,719	458,095
Amount due to director	1,631,057	3,322,299	2,405,372
Contract liabilities	48,388	26,591	19,252
Loans -current	51,600,531	54,649,964	39,567,017
Bank overdraft	2,117,308	3,975,081	2,877,991
Lease liabilities	675,565	664,490	481,096
Income taxes payable	163,235	728,513	527,449
Total current liabilities	66,634,049	87,405,535	63,282,317

Consolidated balance sheets (cont’d)

	For the year ended July 31,	For the year ended July 31,
	2021	2022	2022
	S$	S$	US$
Non-current liabilities
Loans - non current	4,978,406	5,316,523	3,849,206
Lease liabilities	4,864,088	4,346,830	3,147,140
Deferred tax liabilities	330,451	221,665	160,487
Total non-current liabilities	10,172,945	9,885,018	7,156,833
TOTAL LIABILITIES	76,806,994	97,290,553	70,439,150
Commitments and contingencies	-	-	-

SHAREHOLDERS’ EQUITY
Ordinary shares, nominal or par value US$0.0001, 500,000,000 shares authorized, 15,000,000 issued and outstanding as of July 31, 2021 and July 31, 2022	2,072	2,072	1,500
Additional paid in capital	2,997,928	2,997,928	2,170,524
Retained earnings	28,165,609	29,512,463	21,367,263
Accumulated other comprehensive income	370,857	481,915	348,910
Total shareholders’ equity	31,536,466	32,994,378	23,888,197
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	108,343,460	130,284,931	94,327,347

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Unaudited Consolidated balance sheets

	For the six months ended January 31,	For the six months ended January 31,
	2022	2023	2023
	S$	S$	US$
ASSETS
Current assets
Cash and cash equivalents	1,074,313	933,516	710,168
Restricted cash	358,302	358,557	272,711
Accounts receivable	1,829,466	2,335,240	1,776,523
Contract assets	41,875,131	51,958,067	39,526,868
Retention receivable, net	5,760,233	7,402,223	5,631,208
Deposits, prepaid expenses and other current assets	1,584,878	1,112,752	846,522
Inventories	4,31,7603	6,273,651	4,772,652
Total current assets	56,799,926	70,374,006	53,536,712

Non-current assets
Property, plant and equipment, net	44,913,442	42,559,949	32,377,291
Right-of-use assets	5,376,927	4,681,435	3,561,381
Deferred offering costs	-	833,853	634,350
Total non-current assets	50,290,369	48,075,237	36,573,022

TOTAL ASSETS	107,090,295	118,449,243	90,109,734

LIABILITIES
Current liabilities
Accounts payable	7,698,343	10,016,172	7,619,758
Accruals and other payables	500,036	773,184	588,196
Amount due to director	2,050,510	3,632,572	2,763,463
Contract liabilities	32,869	27,216	20,704
Loans -current	36,872,186	62,454,901	47,512,287
Bank overdraft	3,388,272	3,946,946	3,002,622
Lease liabilities	373,016	623,776	474,535
Income taxes payable	139,442	578,783	440,307
Total current liabilities	51,054,674	82,053,550	62,421,872

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Unaudited Consolidated balance sheets (cont’d)

	For the six months ended January 31,	For the six months ended January 31,
	2022	2023	2023
	S$	S$	US$
Non-current liabilities
Loans - non current	19,874,828	2,565,442	1,951,649
Lease liabilities	4,864,088	4,055,892	3,085,502
Deferred tax liabilities	330,451	-	-
Total non-current liabilities	25,069,367	6,621,334	5,037,151
TOTAL LIABILITIES	76,124,041	88,674,884	67,459,023
Commitments and contingencies	-	-	-

SHAREHOLDERS’ EQUITY
Ordinary shares, nominal or par value US$0.0001, 500,000,000 shares authorized, 15,000,000 issued and outstanding as of January 31, 2022 and January 31, 2023	2,072	2,072	1,500
Additional paid in capital	2,997,928	2,997,928	2,280,737
Retained earnings	27,674,167	26,429,999	20,106,504
Accumulated other comprehensive income	292,087	344,360	261,970
Total shareholders’ equity	30,966,254	29,774,359	22,650,711
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	107,090,295	118,449,243	90,109,734

Cash flow summary

	For the year ended July 31,	For the year ended July 31,
	2021	2022	2022	Increase / (Decrease)
	S$	S$	US$	S$	%
Cash, cash equivalents and restricted cash - beginning of the year	2,258,480	2,149,192	1,556,032	(109,288)	(5)%

Net cash used in operating activities	(4,098,526)	(2,566,704)	(1,858,314)	1,531,822	37%
Net cash used in investing activities	(783,060)	(97,814)	(70,818)	685,246	701%
Net cash provided by financing activities	4,775,803	6,255,021	4,528,686	1,479,218	31%

Net change in cash and cash equivalents	(105,783)	3,590,503	2,599,554	3,696,286	3,493%
Effect of exchange rate exchanges on balances held in foreign currencies	(3,505)	9,464	6,852	12,969	137%
Cash, cash equivalents and restricted cash - end of the year	2,149,192	5,749,159	4,162,438	3,599,967	168%

Unaudited Cash flow summary

	For the six months ended January 31	For the six months ended January 31
	2022	2023	2023	Increase / (Decrease)
	S$	S$	US$	S$	%
Cash, cash equivalents and restricted cash - beginning of the year	2,149,192	5,749,159	4,373,647	3,599,967	168%

Net cash used in operating activities	(2,127,666)	(3,571,241)	(2,716,805)	(1,443,575)	(68)%
Net cash used in investing activities	(97,747)	7,325	5,572	105,072	107%
Net cash provided by financing activities	1,587,607	(755,615)	(574,830)	(2,343,222)	(148)%

Net change in cash and cash equivalents	(637,806)	(4,319,531)	(3,286,063)	(3,681,725)	(577)%
Effect of exchange rate exchanges on balances held in foreign currencies	(78,771)	(137,555)	(104,645)	(58,784)	(75)%
Cash, cash equivalents and restricted cash - end of the year	1,432,615	1,292,073	982,939	(140,542)	(10)%

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RISK FACTORS

An investment in our Ordinary Shares involves a high degree of risk. Before deciding whether to invest in our Ordinary Shares, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be materially and adversely affected, which could cause the trading price of our Ordinary Shares to decline, resulting in a loss of all or part of your investment. The risks described below and discussed in other parts of this prospectus are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in our Ordinary Shares if you can bear the risk of loss of your entire investment.

Risks Related to Our Business and Industry

Our revenue was primarily generated from contracts awarded by our top five customers and any significant decrease in the number and/or the contract amount of projects with our major customers and any liquidity problems of our major customers may materially and adversely affect our financial condition and operating results.

Our major customers consist of internationally renowned main contractors and construction companies, which awarded us contracts involving the projects that we are subcontracted for. All our customers and projects are located in Singapore and all of our service fees are denominated in Singapore dollars.

A significant portion of our revenue was derived from projects awarded by our top five customers during the Track Record Period. Our top three customers accounted for approximately 15%, 10% and 8% of our revenue for the 2 years ended 2022. For the same period, our largest customer accounted for approximately 15% of our revenue.

We cannot assure you that our operating subsidiaries will be able to continually obtain contracts or secure contracts of considerable amounts from our major customers in the future. If there is a significant decrease in the number and/or the contract amount of projects with our major customers, and if we are unable to secure projects of a comparable scale from new customers as a replacement, our business, financial condition, results of operations, cash flows and prospects may be adversely affected.

Additionally, in the event that our major customers experience any liquidity problems, delays or defaults in making payments to us, our business, financial condition, results of operations, cash flows and prospects may be materially and adversely affected.

Our revenue is mainly derived from projects which are non-recurring in nature and our Group may not be able to secure new customers or projects continuously.

Our contracts are mainly project-based and the work projects are largely non-recurring in nature. Hence, it is crucial that our Group is able to secure new projects of similar or larger value or a similar number of projects on a continual basis. The duration of our work projects relating to structural steel and metal works typically ranges from 12 to 24 months. As our revenue is mainly derived from projects which are non-recurring in nature, there is no assurance that we will be able to secure new customers or new projects from our existing customers. To secure new contracts, our Group has to go through a tendering, quotation or bidding process by way of invitation from our customers which are mainly main contractors or construction companies. In the event that we are unable to maintain business relationships with our existing customers or secure contracts with new customers, our business, financial condition, results of operations, cash flows and prospects will be adversely affected.

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So far as we are aware, most of our customers maintain an evaluation system with respect to their tenders to ensure that their subcontractors meet certain standards of management, industrial expertise, financial capability, reputation and regulatory compliance, which may change from time to time. If a subcontractor receives a poor safety performance review or an accident due to the subcontractor’s negligence, an unsatisfactory feedback in the evaluation may result, which may affect the subcontractor’s success rates of bidding for contracts from tenders. Further, in serious cases, the subcontractor’s qualifications may be suspended and during the suspension period, the subcontractor may be prohibited from tendering for works requiring such qualifications. We cannot assure you that our overall score under the evaluation system maintained by our customers will not decrease. A decrease in such score may be due to fatal accidents in our projects or material breaches of any applicable law. In the event that these incidents happen, our Group may not be granted any tenders, which will in turn materially and adversely affect our business, financial condition, results of operations, cash flows and prospects.

We cannot assure you that we will be able to fund our working capital requirements and our auditor has expressed substantial doubt about our ability to continue as a going concern.

We will need to generate positive cash flow from operations and continue to meet our obligations as they become due, and obtain additional or alternative financing required to fund our working capital requirements. In addition, as a public company, we will incur accounting, legal and other expenses. These expenditures will make it necessary for us to continue to raise additional working capital. Our efforts to grow our business may be costlier than we expect, and we may not be able to generate sufficient revenue to offset our increased operating expenses. We may incur significant losses in the future for a number of reasons, including unforeseen expenses, difficulties, complications and delays and other unknown events. Accordingly, substantial doubt exists about our ability to continue as a going concern and we cannot assure you that we will achieve sustainable operating profits as we continue to expand our business, and otherwise implement our growth initiatives.

The financial statements included with the registration statement of which this prospectus is a part have been prepared on a going concern basis. We may not be able to generate profitable operations in the future and/or obtain the necessary financing to meet our obligations and pay liabilities arising from normal business operations when they come due. The outcome of these matters cannot be predicted with any certainty at this time. These factors raise substantial doubt that we will be able to continue as a going concern. We plan to continue to provide for our capital needs primarily through cash flows from operations and financial institutions. Our financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should we be unable to continue as a going concern.

We are subject to risks associated with debt financing.

Due to our working capital requirements in support of our day-to-day operations and business expansion, we may finance all or a substantial portion of our costs through bank loans and credit facilities, in addition to Shareholders’ equity and internally generated funds. Details on our total indebtedness is set forth in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of this prospectus.

While we believe that we have sufficient capital from our available cash resources, our cash generated from our business operations and our credit facilities to meet our current working capital and capital expenditure requirements, we may require additional debt financing to operate our business, implement our future business strategies and/or acquire complementary businesses or develop new technologies.

Our ability to obtain debt financing depends on a number of factors including our financial strength, creditworthiness and prospects, as well as other factors beyond our control, including general economic, liquidity and political conditions. There is no assurance that we will be able to secure adequate debt financing on terms acceptable to us, or at all. In the event that we are unable to secure adequate debt financing on terms acceptable to us, we may not be able to implement our business strategies and our business and prospects could be materially and adversely affected as a result.

Any disruptions, volatility or uncertainty of the credit markets could limit our ability to borrow funds or cause our borrowings to become more expensive. As such, we may be forced to pay unattractive interest rates, thereby increasing our interest expense, decreasing our profitability and reducing our financial flexibility if we take on additional debt financing. Any material increase in interest rates would also increase our cost of borrowing and debt financing costs, which may weaken our ability to obtain further future debt financing.

Further, debt financing may restrict our freedom to operate our business as it may require conditions and/or covenants that:

a.      limit our ability to pay dividends or require us to seek consent for the payment of dividends;

b.      require us to dedicate a portion of our cash flow from operations to repayments of our debt, thereby reducing the availability of our cash flow for capital expenditures, working capital and other general corporate purposes; and

c.      limit our flexibility in planning for, or reacting to, changes in our business and our industry.

Our success depends on our key personnel and our ability to attract, motivate and retain a sufficient number of competent or qualified employees.

Our Group is dependent on our executive Directors for various key aspects of our business, including but not limited to, project management and on-site supervision, maintenance of customer relationships as well as sales and marketing. Ms. Nge Chwee Peng and Mr. Ng Lok Kai @Ng Teck Nam, both being our executive Directors, have been with our Group for over 30 years and they are supported by a team of senior management personnel equipped with ample practical experience ranging from 15 to 20 years and the requisite industry expertise in the structural steel and metal works industry. In addition to our senior management, our Group is equipped with a team of experienced and professional technical staff comprising the engineers and quantity surveyors, project managers, project director, fabrication managers, General manager who all play an essential role in the operations of our structural steel and metal works. As such, our Group’s success and growth therefore depend to a large extent on our ability to hire and retain competent, skilled and qualified key personnel. If any of our executive Directors or any member of our key personnel ceases to be involved in our Group in the future and we are unable to locate a suitable replacement in a timely manner, our overall management, administration, and implementation of our business development strategies may be negatively affected, which will consequently adversely affect our business, financial condition, results of operations, cash flows and prospects.

Because we are incorporated under the laws of the Cayman Islands, our Controlling Shareholders may exercise their powers as shareholders, including the exercise of voting rights in respect of their shares, in such manner as they think fit. You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal or state courts may be limited.

While under Delaware law, controlling shareholders owe fiduciary duties to the companies they control and their minority shareholders, under Cayman Islands law, our controlling shareholders do not owe any such fiduciary duties to our company or to our minority shareholders. Accordingly, our controlling shareholders may exercise their powers as shareholders, including the exercise of voting rights in respect of their shares, in such manner as they think fit.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association) or to obtain copies of lists of shareholders of these companies. Our memorandum and articles of association will become effective and replace our current memorandum and articles of association in its entirety immediately prior to the completion of this offering. Our directors have discretion under our memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders unless required by the Companies Act of the Cayman Islands or other applicable law or authorized by the directors or by ordinary resolution. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Currently, we do not plan to rely on home country practices with respect to any corporate governance matter. To the extent we choose to follow home country practices with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital and Governing Documents — Comparison of Cayman Islands Corporate Law and U.S. Corporate Law.”

Contract prices may not reflect the actual construction costs involved. The revenue and profitability of our Group is vulnerable to fluctuations in material costs and subcontracting costs.

Most of the contracts with our customers have a pre-determined and fixed fee or fixed unit rates throughout the contract period and price adjustment is often not allowed. Accordingly, we generally have to bear the risk of cost fluctuations, which arises mainly due to the actual manpower required and, to a certain extent, the material construction costs incurred. The fixing of the contract fees for the purpose of submitting our tender or quotation is largely based on our estimation of project costs, which mainly comprise labor costs, material costs and subcontracting costs. After we enter into an agreement with a customer, we will then start to procure the necessary materials and engage subcontractors, if necessary. There is normally a time lapse between the submission of the tender or quotation and the procurement of materials and the hiring of subcontractors, if necessary. There is no assurance that the actual time and costs involved would be within our budget. Any inaccurate estimation of the amount of time and costs involved in completing a project may be affected by various factors, including unexpected significant increase in manpower and associated labor costs, material costs, unforeseen site conditions, accidents, departure of key management personnel, adverse weather conditions and non-performance by our subcontractors. Should there be any material inaccurate estimation of the amount of time, manpower and costs involved, delays in completing a project and/or cost overruns may happen, which can materially and adversely affect our business, financial condition, results of operations, cash flows and prospects.

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We depend significantly on the procurement of finished products, and various factors may result in an inadequate supply or result in an increase in our costs in order to secure sufficient products to meet our deliverable requirements to customers.

We purchase steel product from our local suppliers who source for such steel product from global suppliers which are typically reliable. It is nevertheless possible for there to be an inadequate supply of steel product due to a breach in performance obligation(s) by our suppliers or their third party suppliers, by export restrictions imposed by governments of foreign countries from which the steel product are exported from, or for any other reason, which could hamper our business and operations. Additionally, we have to estimate the transportation time for the export of the steel product in advance of the actual time that they are required by us, and any error in our estimate or any change in market conditions by the time the products are delivered may lead to a shortfall in the relevant steel product to meet the contractual project deadlines agreed with our customers. Even in situations where it is possible to meet our customers’ requirements or deadlines, this may result in an increase in our costs in order to secure sufficient products from alternative sources or suppliers. Although we may seek to pass on some or all of any such additional costs to customers, we cannot assure you that we will be successful in doing so. This may adversely affect our business, financial condition, results of operations, cash flows and prospects.

It is also possible that one or more of our existing suppliers may discontinue their supply of steel product to us, and any inability on our part to procure the steel product from alternative suppliers in a timely fashion, or on commercially acceptable terms, may adversely affect our operations. If, for any reason, primary suppliers curtail or discontinue their delivery of the steel product to us in the quantities we need, or on commercially acceptable terms, our delivery schedules could be disrupted, and our business, financial condition, results of operations, cash flows and prospects could be adversely affected.

Failure to provide timely and quality services could materially affect our financial performance as well as tarnish our reputation.

Our Group’s revenue is recognized on the percentage of completion method, measured by reference to the percentage of contract costs incurred to date to the estimated total contract costs for the contract and billing is based on monthly progress claims. Thus, a delay in completion of an entire project or a particular stage of a project will affect our billings, revenue, operational cash flows as well as financial performance. Delays may result from a number of factors, including but not limited to, a shortage of labor or machinery, major machinery downtime, late delivery of materials, delayed completion by our subcontractors, adverse weather conditions, or factors attributable to the main contractor of the construction projects. Despite the delays, we are still required to pay our workers, suppliers and subcontractors as long as they have fulfilled their contractual obligations. As such, our operational cash flows will be affected. Any of the above-mentioned factors may cause serious disruptions to our operations and delays in completing our work. In the event that our Group fails to complete our work on schedule as specified in the contracts or as required by our customers and the delay is caused by us, we are liable to pay our contracting parties for the liquidated damages stipulated in the contracts. The payment of damages would have an adverse impact on our business, financial condition, results of operations, cash flows and prospects.

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In addition, our Group has built up our reputation over the years, which we believe, plays a crucial role in securing projects and attracting new customers. To maintain our reputation, we have to continue to provide quality services for our customers apart from on-time delivery of our works. Provision of such services relies upon a number of factors, including but not limited to, adequate manpower, efficient machinery operation, punctual delivery of materials and proper performance of our subcontractors. If we are not able to continue to provide quality services in the future or if our customers are no longer satisfied with the quality of our services, our reputation would be tarnished, which will in turn negatively impact our business, financial condition, results of operations, cash flows and prospects.

Risk associated with production disruption or reduced production levels.

Under normal business conditions, our Group operates its facilities at production levels at or near capacity. High levels of production are important to our Group’s financial results because they enable our Group to spread its fixed costs over a greater volume. Production disruptions could be caused by the idling of facilities due to reduced demand, for example resulting from an economic downturn. Such production disruptions also could be caused by unanticipated plant outages or equipment failures, particularly under circumstances where our Group lacks adequate redundant facilities. In addition, the occurrence of natural disasters, adverse weather conditions, or similar events or circumstances could significantly disrupt our Group’s operations, negatively impact the operations of other companies or contractors our Group depends upon in its operations, or adversely affect customers or markets to which our Group sells its products. Any such significant disruptions or reduced levels of production would adversely affect our Group’s sales, financial results and cash flows.

In February 2022, Russian military forces launched a military action in Ukraine. The ongoing military action between Russia and Ukraine, sanctions and other measures imposed against Russia, Belarus, the Crimea Region of Ukraine, and other countries and bodies around the world, as well as the existing and potential further responses from Russia or other countries to such sanctions, tensions and military actions, has in the past and in the future could continue to adversely affect the global economy and financial markets and could adversely affect our business, financial condition and results of operations. Additional potential sanctions and penalties have also been proposed and/or threatened. Our operations have not experienced material and adverse impact on supply chain or other aspects of our business from the ongoing conflict between Russia and Ukraine as the Company generally purchases steel products from suppliers in Singapore, Kong Hwee Malaysia and other suppliers in the region, and while the supply market for steel and raw materials have experienced higher costs, in which the military action may be a factor,most of the Company's contracts with our customers have a pre-determined and fixed fee or fixed unit rates throughout the contract period and price adjustment is often not allowed. We have not experienced no suspension of production, sales or maintenance of certain items, surges or decline in demand. However, during times of war and other major conflicts, we and the third parties upon which we rely may be vulnerable to market risks that could materially disrupt our operations, supply chain, and ability to produce. We cannot predict the progress or outcome of the conflict in Ukraine or its impacts in Ukraine, Russia or Belarus as the conflict, and any resulting government reactions, are rapidly developing and beyond our control. The extent and duration of the military action, sanctions and resulting market disruptions could be significant, could result in increases in commodity, freight, logistics and input costs and could potentially have substantial impact on the global economy and our business for an unknown period of time.

Our revenue and profitability generated during the Track Record Period may not be indicative of our future results of operations.

Our Group’s revenue from ongoing projects may be recognized across financial years according to the percentage of progress of each project made in the particular financial year. It is possible that the progress payment of a project is significantly higher for a certain financial year, reflecting a better result for that particular financial year. Hence, we cannot assure you that the revenue and profitability we had generated during the Track Record Period will be indicative of our future results of operations, which may materially and adversely affect our business, financial condition, results of operations, cash flows and prospects.

Our business is dependent on the continuous provision of supplies and services by our suppliers.

We do not enter into any long-term contracts with our suppliers and there is therefore no assurance that they will be able to continue to provide us with materials, supplies and services at prices acceptable to us in the future. In the event that any of our major suppliers is unable to provide the required materials, supplies or services to us and we are not able to seek alternative providers in a timely manner, on similar terms or on terms more favorable to us, or if the cost of supplies or services provided by our suppliers increase substantially, our business, financial condition, results of operations, cash flows and prospects may be adversely affected.

We may be negatively affected by the performance of our subcontractors.

Our Group engages subcontractors from time to time to provide structural steel and metal works related services for our projects. During the Track Record Period, the subcontracting charges accounted for approximately 30% of our total costs for the 2 years ended 2022. There is no assurance that we are able to keep track of our subcontractors’ performance as directly and efficiently as it would be with our own staff. We also cannot assure you that they will be able to complete their scope of work pursuant to the contract on schedule. Moreover, as our subcontractors do not have any direct contractual relationships with our customers, we, being a contractual party in the contracts with our customers, are obliged to bear the risks of any non-performance, late performance or delivery of poor quality works from our subcontractors. Should a subcontractor fail to provide services as contractually required by us, we may need to source for these services on a delayed basis or at a higher price than estimated. Therefore, if the performance of our subcontractors is not up to standard or to contractual requirements, we may experience deterioration in the quality of our services, incur additional costs, and/or be exposed to liability in relation to their performance, which may have a negative impact on our business, financial condition, results of operations, cash flows and prospects, and may also result in litigation or damages claims.

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Additionally, we are also subject to claims arising from the defective work performed by our subcontractors. In the event that the works performed by our subcontractors are not to the satisfaction of our customers, we may be required to compensate them. In return, we will claim our subcontractors for compensation. However, if no corresponding claim can be asserted against our subcontractors, or if the amounts we compensate to our customers cannot be recovered from our subcontractors in full or at all, we may be required to bear some or all the costs of the claims despite the defective work being produced by our subcontractors. This could adversely affect our business, financial condition, results of operations, cash flows and prospects.

Failure to collect our receivables or receive the retention monies on time and in full may affect our liquidity position.

Our Group prepares and submits monthly progress claims to our customers in respect of the value of the work we have performed for the preceding month. Subject to our customers’ confirmation, we will then issue the invoices with the credit term stipulated in the respective contracts. Our normal practice is that 5% or 10% of each of the certified amounts is withheld by our customers as retention monies, of which half will be released upon agreement of the final accounts between our customer and us and the remaining half will be released upon completion of our past works, upon completion of the works under the main contract or upon expiration of the defects liability period as stipulated in our contract with our customer or in the main contract of the relevant project. Generally, the defects liability period lasts for up to 12 months from the date of completion for our projects as subcontractor.

As at 2021 and 2022, our Group’s retention sum receivables were approximately S$580,000 and S$8,000,000, respectively, accounting for approximately 8% and 6% of our trade and retention sum receivables for the corresponding periods. Should any of our customers delay the payment of, or fail to release our retention monies as agreed, our cash flow and working capital positions may be materially and adversely affected even if we are able to recover the amount accrued at a later stage, which has to undergo a time-consuming recovery process. Furthermore, if any disputes over retention monies arise, additional financial and other resources may be incurred.

During the Track Record Period, our Group had not encountered any material delay or default in progress payment and retention monies by our customers. However, we cannot assure you that we will not suffer such a delay or default in the future. Furthermore, the risk in relation to the collectability of our trade and retention sum receivables is either uninsurable or not cost-justifiable, all of which could adversely affect our business, financial condition, results of operations, cash flows and prospects.

Our cash flows may fluctuate due to the payment practice applied to our projects.

Our structural steel and metal works projects normally incur net cash outflows in the initial stage of carrying out our works when we are required to pay for the setting up, wages for workers, accommodation costs, purchase of construction materials and consumables, hiring of subcontractors, and commencement of works. As the works proceed, our customers will settle the progress payments at various stages, which will move us gradually from net cash outflows at the early stage to accumulative net cash inflows. Our Group undertakes a number of projects at any given period and therefore we could offset the cash inflow of certain projects against the cash outflow of others. However, should the mix of our projects be such that there are more abovementioned upfront expenses in the initial stage, our corresponding cash flow position may be adversely affected, which in turn may adversely affect our business, financial condition, results of operations, cash flows and prospects.

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Our operations may subject us to claims, litigation or dispute.

Our Group primarily engages in the provision of services in relation to structural steel and metal works. Claims may be made against us by various parties, including our customers, suppliers, subcontractors or other third parties. Claims against us by our customers may involve substandard works, unfinished work or delay in completion of contracts, casualties, property damages or breach of warranties which may result in us incurring liquidated damages under the terms of the contracts with our customers. Claims may also arise after disputes with our suppliers and subcontractors due to factors such as delay in making payments and provision of substandard products or services. These claims could result in time-consuming and costly litigation, arbitration, administrative proceedings or other legal procedures, which could have a material and adverse effect on our business, financial condition, results of operations, cash flows and prospects. There is no assurance that any outcome will be in our favor or that any dispute will be resolved in a timely manner. In addition, should any legal proceedings result in an unfavorable judgment or finding, our reputation would suffer, which could eventually lead to financial losses to our Group and adversely affect our prospects of winning contracts in the future. Failure to secure adequate payments in time or manage past due debts effectively could materially and adversely impact our business, financial condition, results of operations, cash flows and prospects.

The insurance coverage of policies maintained by our customers, acting as main contractors, and us, may be insufficient to cover all losses or potential claims arising in the course of operations.

Our Group has maintained the requisite insurance policies pursuant to Singapore laws and regulations. We may become subject to liabilities against losses which we are not insured (either under the insurance policies maintained by us or our main contractor customers) adequately or at all or liabilities against losses which cannot be insured. In the event that any significant property damage or personal injury occurs in our facilities or to our employees due to accidents, natural disasters or other similar events which are not covered or adequately covered by our insurance, our business may be adversely affected, potentially leading to a loss of assets, lawsuits, employees’ compensation obligations or other forms of economic loss. Furthermore, we have not taken out insurance policies against losses arising from our environmental liabilities, work stoppages, civil unrest or other activities, which are not compulsory pursuant to Singapore laws and regulations.

We do not maintain insurance policies against all risks associated with our business, either because we have deemed it commercially unfeasible to do so, or because the risk is minimal. Our Group believes that insurance coverage of policies maintained by our customers, acting as main contractors, and us is generally sufficient to meet the needs of our operations and appropriate for our risk profile. However, we cannot assure you that our current levels of insurance are sufficient to cover all potential risks and losses. If we face any operating risks arising from the above-mentioned events in relation to either inadequate insurance coverage or failure to take out a relevant insurance policy, we may bear a substantial cost, which could have a material adverse effect on our business. We cannot assure you that we can renew our policies or renew them on similar or other acceptable terms in the future. Should we suffer unexpected substantial losses or losses that far exceed the policy limits or that we are not insured for, our business, financial condition, results of operations, cash flows and prospects may be materially and adversely affected.

Our workforce is largely made up of foreign workers and any adverse change in the government policies in relation to foreign workers could materially affect our operations and financial performance.

Given that the local construction workforce is limited in supply and hence more costly, our business is highly dependent on foreign workers. Any shortage in the supply of foreign workers, any increase in the FWL for foreign workers or any restrictions on the number of foreign workers we can employ for our structural steel and metal works (including those imposed by MOM for regulatory non-compliances and disputes in salary claims) will adversely affect our business operations as well as our financial performance.

The supply of foreign workers in Singapore is subject to the policies and regulations imposed by the MOM. In respect of each construction project, the MOM imposes a quota, in terms of MYE, on the number of foreign workers which the main contractor (or via its subcontractors) can employ for the entire project. Being a subcontractor, we negotiate with our main contractor and make a request before the commencement of the construction work for the MYE to be needed to complete our works. Furthermore, dependency ceilings are also applied to limit the number of foreign workers that a construction company can hire based on its pool of local workers. Any tightening of such quota (either under MYE or dependency ceilings) could affect our operations and hence our financial performance. In addition, any changes in the policies regarding the countries of origin of foreign workers may also affect the supply of foreign workers, which may force us to employ local workers at higher costs or cause disruptions to our operations or delays in the completion of our projects.

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Further, the MOM imposes the FWL for foreign workers, which is subject to changes as and when announced by the government of Singapore. Any increase in the FWL in the future will increase our operating expenses, all of which may have an adverse effect on our business, financial condition, results of operations, cash flows and prospects.

The COVID-19 pandemic has affected, and could continue to affect, the global economy as a whole and the market in which we operate.

The COVID-19 pandemic has caused volatility in the global economy. Government measures taken in response to the pandemic, including quarantine orders, as well as other indirect effects that the COVID-19 pandemic is having on global economic activity have also resulted in operating and logistics risks for us, and industrial operations by our suppliers were impacted by changed protocols or working practices. Preventative measures put in place to tackle the COVID-19 pandemic could negatively impact our operations. For instance, a lockdown may impact our ability to operate normally in our factory as well as conducting on site installation works for our customers. Safety distancing measures could reduce the number of workers and staff that we can allocate to work on each project thus delaying the overall progress.

The impact of the COVID-19 pandemic on our business going forward will depend on a range of factors which we are not able to accurately predict, including the duration and scope of the pandemic, a repeat of the spike in the number of COVID-19 cases, the geographies impacted, the impact of the pandemic on economic activity and the nature and severity of measures adopted by governments, including restrictions on travel, mandates to avoid large gatherings and orders to self-quarantine or shelter in place. Further, COVID-19 pandemic restrictions had disrupted supply chains, resulting in delayed shipments for some of our steel products we import for steel fabrication.

The COVID-19 pandemic has also led to sharp reductions in global growth rates and the ultimate impact on the global economy remains uncertain. Accordingly, the COVID-19 pandemic may have significant negative impacts in the medium and long term, including on our business, financial condition, results of operations, cash flows and prospects.

Our Group’s business operations involve inherent industrial risks and occupational hazards and the materialization of such risks may tarnish our reputation as well as affect our financial results.

We are faced with certain inherent industrial risks and occupational hazards, which may not be eliminated through the implementation of safety measures. Our structural steel and metal works workers participate in activities which may present risks of bodily harm and dangers, which include dismantling of formwork, lifting, cutting and bending of steel reinforcement, working with sharp and/or heavy equipment, and working at heights. Our workers may have to work at height or at construction sites. Hence, they are exposed to risks related to activities such as machinery and equipment failures, industrial accidents and fire. The materialization of these risks may disrupt our business operations and have a material and adverse impact on our business, financial condition, results of operations, cash flows and prospects in the future, as well as tarnish our reputation and adversely affect the validity of our relevant qualifications.

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Cancellation or suspension of or failure to renew our current licenses and workheads registration may affect our operations and financial performance.

Our Group’s business and structural steel and metal works activities are regulated by BCA, which sets out the criteria to be eligible for the granting, renewal and/or maintenance of our license i.e. our GB 1 License as well as registration of our workheads i.e. CW01 and CW02 workheads under the CRS. The maintenance and renewal of our license and our workheads registration are subject to compliance with the relevant regulations of BCA, which may change from time to time, in particular, (i) minimum paid-up capital and net worth; (ii) qualified personnel with the necessary professional qualifications and practical experience; (iii) the necessary performance track records; (iv) contract profile; and (v) certification obtained. Failure to maintain or renew our current license and CW workheads could result in restriction or prohibition of the business activities of our structural steel and metal works projects where we act as a subcontractor, which will have a material and adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Should we fail to comply with the applicable requirements or any required conditions to maintain our license and workheads registration, they may be downgraded, suspended or even cancelled. When we renew such license and registrations upon expiry, delays or refusal may occur. In cases where our Group tenders for projects in the public sector as a subcontractor, we have to meet the minimum BCA grading level stipulated. In cases where we give quotes for projects in the private sector, our BCA gradings may be taken into consideration. As such, failure to renew or maintain our BCA gradings may reduce the number of project opportunities for our Group, which will materially and adversely impact our business, financial condition, results of operations, cash flows and prospects.

The requirement to take out performance bonds to secure our due performance of construction contracts will affect our cash flows and financial position.

There exists a common practice in the construction industry in Singapore that contractors as well as subcontractors often have to take out performance bonds or performance guarantees furnished by a bank or an insurance company either at a fixed sum or at a percentage of the initial contract value. This arrangement is to protect customers of a construction project such that the contractual performance of the contractor or subcontractor can be secured. Under this performance bond arrangement, should the contractor or subcontractor fail to perform in accordance with the requirements as agreed in the contract, the customer is guaranteed a compensation for monetary loss up to the amount of the performance bond taken out.

When we act as a subcontractor, we are required to take out performance bonds for some of our projects. As our Group plans to expand our business and decides to adopt a business strategy of taking on more projects in general, it is believed that the number of performance bonds we are required to take out for our structural steel and metal works contracts will increase in the future. As such, our ability to secure performance bonds is crucial to the expansion of our business. In the event that we are unable to take out the performance bonds as required in our contracts for any reason, our award of these contracts will be revoked owing to our failure to fulfil the conditions therein. Such revocation may materially and adversely affect our business, financial condition, results of operations, cash flows and prospects. When we take out a performance bond for a particular project, the amount paid up for the performance bond may be locked up for a prolonged period of time, depending on the relevant contract period. We cannot guarantee that we will not undertake several projects requiring us to take out performance bonds at the same time, locking up a certain amount for a prolonged period of time, which may affect the liquidity position of our Group.

Further, in the event that we fail to satisfactorily complete our works as required by our customers to whom performance bonds have been given, these customers may demand that the bank or the insurance company compensate them for their losses arising from our works. Therefore, our Group may become liable to compensate the bank or the insurance company accordingly, which may adversely affect our business, financial condition, results of operations, cash flows and prospects.

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The performance of our Group may be affected by the cyclical fluctuation in the Singapore market, in particular, the construction industry.

Our Group’s revenue is derived from our operations in Singapore. Any unforeseen circumstances such as economic downturns or recession, natural disasters, outbreak of an epidemic and any other incidents happening in Singapore may have a material and adverse impact on our business, financial condition, results of operations, cash flows and prospects.

In addition, the performance of our Group, which is heavily dependent on the construction industry in Singapore in general, is exposed to cyclical fluctuations. A downswing in the construction industry in Singapore may cause postponement or cancellation of our structural steel and metal works projects or even delays or defaults in payment of our contract fees by our customers.

The current projects profile of our Group consists of a certain portion of public sector projects, and it is likely that we will continue to participate in the public sector.

On the other hand, our Group is also involved in projects in the private sector. In the event that there is any economic downturn in Singapore, the overall construction demand for private sector projects may be affected, which may in turn affect our Group’s business, financial condition, results of operations, cash flows and prospects.

The construction industry is highly competitive.

Our Group is dependent on demand from the construction industry, and we face intense competition, with some competitors having more manpower, more resources and the necessary licenses and qualifications. The large number of competitors may subject us to severe downward pricing pressure, which will reduce our profit margins. Should we fail to adapt to market conditions and customer preferences effectively or offer a relatively competitive bid or quote, we may not be able to secure our existing customers or attract new customers. Further, if our competitors adopt an aggressive pricing policy or establish relationships with our existing customers, we may not be able to secure contracts with our existing customers in the future. Our Group may also compete in other areas, including the hiring of subcontractors and qualified employees. If we fail to compete in these areas, our business, financial condition, results of operations, cash flows and prospects will be materially and adversely affected.

Our inability to recruit, retain or replace skilled foreign workers may affect our business and our labor costs may increase accordingly.

In accordance with the Frost & Sullivan Report, material shortage of skilled foreign workers is one of the key risk factors in the construction industry in Singapore. Such shortage arises from a number of factors, including the tightening measures taken by the Singapore government with respect to the hiring of foreign workers and shrinking local labor force development practices. Our industry is a labor intensive one and we generally have to compete for skilled foreign workers with similar business operators whether the shortage exists or not. If we are unable to retain or replace such skilled foreign workers, we may need to increase our reliance on our subcontractors or offer a wage increase. To ensure that we can secure sufficient skilled foreign workers for our construction projects, we encourage our basic-skilled foreign workers to get upgraded to become higher-skilled foreign workers to enjoy lower FWL and so that we can hire them without the need to use the MYE. However, despite our efforts, we cannot guarantee that we will be able to maintain sufficient skilled foreign workers necessary for the execution of our operations, nor can we guarantee that our staff costs will not increase, either of which may have an adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Our funding requirements and proposed deployment of the net proceeds from this offering are based on management estimates and may be subject to changes based on various factors, some of which are beyond our control.

Our funding requirements and deployment of the net proceeds from this offering are based on internal management estimates, based on assumptions, current market conditions and our business plan. Our funding requirements may be subject to changes based on various factors such as financial and market condition, business and strategy, competition, negotiation with vendors, variation in cost estimates on account of factors and other external factors such as changes in the business environment and interest or exchange rate fluctuations, which may not be within the control of our management. We operate in a highly competitive and dynamic industry and may have to revise our estimates from time to time on account of changes in external circumstances or costs, or changes in other financial conditions, business or strategy. This may entail rescheduling, revising or cancelling planned expenditure and funding requirements at our discretion.

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The operations of construction companies in Singapore are subject to compliance with a number of regulatory requirements, which may affect our operating costs and profitability.

As with other similar companies, the operations of our Group are required to comply with various safety, employee protection and environmental protection laws, regulations and requirements in Singapore, among which certain material ones are summarized in the section titled “Regulations” of this prospectus. In the event that our operations fail to meet these requirements, we may be subject to fines or other remedial measures. Furthermore, our ability to obtain new projects in the future will be affected by any of our non-compliance with the applicable laws, regulations and requirements. Additionally, our Group may incur additional costs to ensure compliance if there are any changes to the relevant requirements in the future.

We may need additional capital but may not be able to obtain it on favorable terms or at all.

We may require additional cash resources due to future growth and development of our business, including any investments or acquisitions we may decide to pursue. If our cash resources are insufficient to satisfy our cash requirements, we may seek to issue additional equity or debt securities or obtain new or expanded credit facilities. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including our future financial condition, results of operations, cash flows, share price performance, and liquidity of international capital and lending markets. In addition, incurring indebtedness would subject us to increased debt service obligations and could result in operating and financing covenants that would restrict our operations. There can be no assurance that financing will be available in a timely manner or in amounts or on terms acceptable to us, or at all. Any failure to raise needed funds on terms favorable to us, or at all, could severely restrict our liquidity as well as have a material adverse effect on our business, financial condition and results of operations. Moreover, any issuance of equity or equity-linked securities could result in significant dilution to our existing shareholders.

Our success is highly dependent on our ability to obtain a substantial amount of capital for our business.

Our main operating subsidiary, KHIW, will need substantial capital in order to complete the structural steel and metal works for our projects. If we are unable to obtain sufficient financing, then it could result in significant delays in those projects, which could have a material adverse effect on our business and our ability to repay our existing indebtedness.

Approximately 15% of our proceeds will be used to expand our project portfolio to overseas markets, primarily in the South East Asia region. Expansion into overseas markets will have certain risks, which could have a material adverse effect on our business.

The expansion into overseas markets will have certain risks as the Company has limited or no operating experience in that market. As a result, the Company may not be able to attract a sufficient number of new clients due to limited presence and brand recognition in such overseas market and may fail to compete effectively in these markets. In addition, such expansion may increasingly subject us to risks inherent in conducting business internationally, including but not limited to that the Company may not be able to obtain sufficient financing to support its overseas expansion; local political instability, civil unrest or terrorism in such regions; economic uncertainties and recessions in such regions; failure to comply with laws and regulations, approval or license requirements, as well as industry or technical standards of the overseas market; challenges in administering and providing support to overseas operations; differences in cultural, commercial and operating environments and corporate governance; and failure to recruit and retain competent personnel, each of which may have a material adverse effect on our business and our business, financial condition, results of operations, cash flows and prospects can be materially and adversely affected.

Risks Related to this Offering and the Trading Market

There has been no public market for our Ordinary Shares prior to the completion of this offering, and you may not be able to resell our Ordinary Shares at or above the price you pay for them, or at all.

Prior to the completion of this offering, there has not been a public market for our Ordinary Shares. We plan to apply for the listing of our Ordinary Shares on the Nasdaq Capital Market. An active public market for our Ordinary Shares, however, may not develop or be sustained after the offering, in which case the market price and liquidity of our Ordinary Shares will be materially and adversely affected.

The initial public offering price for our Ordinary Shares may not be indicative of prices that will prevail in the trading market and such market prices may be volatile.

The initial public offering price for our Ordinary Shares will be determined by negotiations between us and the underwriters, and may not bear a direct relationship to our earnings, book value, or any other indicia of value. We cannot assure you that the market price of our Ordinary Shares will not decline significantly below the initial public offering price. The financial markets in the United States and other countries have experienced significant price and volume fluctuations in the last few years. Volatility in the price of our Ordinary Shares may be caused by factors outside of our control and may be unrelated or disproportionate to changes in our results of operations.

You will experience immediate and substantial dilution in the net tangible book value of Ordinary Shares purchased.

The initial public offering price of our Ordinary Shares is substantially higher than the (pro forma) net tangible book value per share of our Ordinary Shares. Consequently, when you purchase our Ordinary Shares in the offering, upon completion of the offering you will incur immediate dilution of $[●] per share, assuming an initial public offering price of $[●]. See “Dilution.” In addition, you may experience further dilution to the extent that additional Ordinary Shares are issued upon exercise of outstanding options we may grant from time to time.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected.

Prior to the completion of this offering, we have been a private company with limited accounting personnel. Furthermore, prior to the completion of this offering, our management has not performed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, is designed to prevent fraud.

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Our failure to implement and maintain effective internal controls over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in volatility in and a decline in the market price of our Ordinary Shares.

Upon the completion of this offering, we will become a public company in the United States subject to the Sarbanes- Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. In addition, if we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting on an annual basis. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a burden on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify material weaknesses and deficiencies in our internal control over financial reporting. The Public Company Accounting Oversight Board, or PCAOB, has defined a material weakness as “a deficiency, or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim statements will not be prevented or detected on a timely basis.”

In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our Ordinary Shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud, misuse of corporate assets and legal actions under the United States securities laws and subject us to potential delisting from Nasdaq, to regulatory investigations and to civil or criminal sanctions.

We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised, and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.

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As an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements. Such reduced disclosure may make our Ordinary Shares less attractive to investors.

For as long as we remain an “emerging growth company,” as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

We will incur substantial increased costs as a result of being a public company.

Upon consummation of this offering, we will incur significant legal, accounting, and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costlier. We have incurred additional costs in obtaining director and officer liability insurance. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers.

We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior April 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures.

We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Substantial future sales of our Ordinary Shares or the anticipation of future sales of our Ordinary Shares in the public market could cause the price of our Ordinary Shares to decline.

Sales of Ordinary Shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of the Ordinary Shares to decline. Immediately after the completion of this offering, we will have [•] Ordinary Shares outstanding, assuming the underwriters do not exercise their over-allotment option. All Ordinary Shares sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. All of our executive officers and directors and shareholders holding at least five percent of our common stock have agreed not to sell our Ordinary Shares for a period of 180 days following the effective date of this prospectus, subject to extension under specified circumstances. Ordinary shares subject to these lock-up agreements will become eligible for sale in the public market upon expiration of these lock-up agreements, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of the Ordinary Shares could decline. Moreover, the perceived risk of this potential dilution could cause shareholders to attempt to sell their shares and investors to short our Ordinary Shares. These sales also may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate. See also Risk Factors –” Our pre-IPO shareholders will be able to sell their shares upon completion of this offering subject to restrictions under Rule 144 under the Securities Act.” on page 38 and Shares Eligible for Future Sale section on page 113 for more information

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We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Ordinary Shares if the market price of our Ordinary Shares increases.

If securities or industry analysts do not publish research or reports about our business, or if the publish a negative report regarding our Ordinary Shares, the price of our Ordinary Shares and trading volume could decline.

Any trading market for our Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Ordinary Shares and the trading volume to decline.

The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

The initial public offering price for our Ordinary Shares will be determined through negotiations between the underwriters and us and may vary from the market price of our Ordinary Shares following our initial public offering. If you purchase our Ordinary Shares in our initial public offering, you may not be able to resell those shares at or above the initial public offering price. We cannot assure you that the initial public offering price of our Ordinary Shares, or the market price following our initial public offering, will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time prior to the completion of our initial public offering. The market price of our Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●

actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	lawsuits threatened or filed against us; and

●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

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Our management has broad discretion to determine how to use the funds raised in the offering and may use them in ways that may not enhance our results of operations or the price of our Ordinary Shares.

We anticipate that we will use the net proceeds from this offering for working capital and other corporate purposes. Our management will have significant discretion as to the use of the net proceeds to us from this offering and could spend the net proceeds in ways that do not improve our results of operations or enhance the market price of our Ordinary Shares.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

We expect to qualify as a foreign private issuer upon the completion of this offering. As a foreign private issuer, we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we will not be required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently expect to qualify as a foreign private issuer immediately following the completion of this offering, we may cease to qualify as a foreign private issuer in the future, in which case we would incur significant additional expenses that could have a material adverse effect on our results of operations.

As a foreign private issuer and “controlled company” within the meaning of the Nasdaq’s corporate governance rules, we are permitted to rely on exemptions from certain of the Nasdaq corporate governance standards. Our choice to rely on such exemptions may afford less protection to holders of our ordinary shares. We intend to comply with the Nasdaq Corporate Governance and do not intend to rely on such exemptions.

The Nasdaq corporate governance rules require listed companies to have, among other things, a majority of independent board members and independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, we are permitted to follow home country practice in lieu of the above requirements. If we choose to rely on the foreign private issuer exemption to certain of the Nasdaq corporate governance standards, a majority of the directors on our board of directors will not required to be independent directors, our remuneration committee will not be required to be comprised entirely of independent directors and we will not be required to have a nominating committee. Therefore, our board of directors approach to governance will be different from that of a board of directors consisting of a majority of independent directors, and, as a result, the management oversight of our Company may be more limited than if we were subject to all of the Nasdaq corporate governance standards.

A “controlled company” under the Nasdaq corporate governance rules is a company of which more than 50% of the voting power is held by an individual, group or another company. Following this offering, our principal shareholder will control a majority of the voting power of our outstanding ordinary shares, making us a “controlled company” within the meaning of the Nasdaq corporate governance rules. As a controlled company, if we may elect not to comply with certain of the Nasdaq corporate governance standards, including the requirement that a majority of directors on our board of directors are independent directors and the requirement that our remuneration committee and our nominating committee consist entirely of independent directors.

Should we choose to rely on the above exemptions, our shareholders will not have the same protection afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance standards, and the ability of our independent directors to influence our business policies and affairs may be reduced. However, we intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers and not to rely on the above exemptions of controlled company.

Although as a Foreign Private Issuer we are exempt from certain corporate governance standards applicable to US issuers, if we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of the Nasdaq Capital Market, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them.

We will seek to have our securities approved for listing on the Nasdaq Capital Market upon consummation of this offering. We cannot assure you that we will be able to meet those initial listing requirements at that time. Even if our securities are listed on the Nasdaq Capital Market, we cannot assure you that our securities will continue to be listed on the Nasdaq Capital Market.

In addition, following this offering, in order to maintain our listing on the Nasdaq Capital Market, we will be required to comply with certain rules of the Nasdaq Capital Market, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

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If the Nasdaq Capital Market does not list our securities, or subsequently delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;
●	reduced liquidity with respect to our securities;
●

a determination that our Ordinary Share is a “penny stock,” which will require brokers trading in our Ordinary Share to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Share;

●	limited amount of news and analyst coverage; and
●	a decreased ability to issue additional securities or obtain additional financing in the future.

Anti-takeover provisions in our memorandum and articles of association may discourage, delay, or prevent a change in control.

Some provisions of our memorandum of association (the “Memorandum”) and articles of association (the “Articles of Association”), as amended from time to time (collectively the “Memorandum and Articles of Association”), which will become effective on or before the completion of this offering, may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including, among other things, the following:

●

provisions that authorize our board of directors to issue preference shares in one or more series and to designate the rights, preferences and restrictions of such preference shares without any further vote or action by our shareholders; and

●	provisions that limit the ability of our shareholders to requisition and convene general meetings of shareholders.

Our board of directors may decline to register transfers of Ordinary Shares in certain circumstances.

Except in connection with the settlement of trades, transactions or transfers of Ordinary Shares entered into through the facilities of a stock exchange or automated quotation system on which our Ordinary Shares are listed or traded from time to time, our board of directors may, in its sole discretion, decline to register any transfer of any Ordinary Share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any Ordinary Share unless (i) the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (ii) the instrument of transfer is in respect of only one class of shares; (iii) the instrument of transfer is properly stamped, if required; (iv) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; (v) the shares transferred are free of any lien in favor of us; and (vi) a fee of such maximum sum as the Nasdaq Capital Market may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, after compliance with any notice required in accordance with the rules of the relevant stock exchange, be suspended and our register of members closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register of members closed for more than 30 days in any year.

This, however, is unlikely to affect market transactions of the Ordinary Shares purchased by investors in the public offering. Once the Ordinary Shares have been listed on the Nasdaq Capital Market, the legal title to such Ordinary Shares and the registration details of those Ordinary Shares in the Company’s register of members will remain with DTC/Cede & Co. All market transactions with respect to those Ordinary Shares will then be carried out without the need for any kind of registration by the directors, as the market transactions will all be conducted through the Depository Trust Company (“DTC”) systems.

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Because we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and our Ordinary Shares.

For as long as we remain an “emerging growth company,” as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.

Our corporate affairs are governed by our Memorandum and Articles of Association, by the Companies Act (As Revised) of the Cayman Islands and by the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors or controlling shareholders than they would as public shareholders of a corporation incorporated in a jurisdiction in the United States.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. Our Articles of Association allow our shareholders holding shares which carry in aggregate not less than 10% of all votes attaching to the issued and outstanding shares of the Company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Advance notice of not less than seven days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for a general meeting of shareholders is duly constituted if, at the commencement of the meeting, there are present in person, through their authorized representative or by proxy two or more shareholders entitled to vote on resolutions of shareholders to be considered at the meeting except where there is only one shareholder entitled to vote on resolutions of shareholders to be considered at the meeting in which case the quorum shall be one shareholder.

If we are classified as a passive foreign investment company, United States taxpayers who own our Ordinary Shares may have adverse United States federal income tax consequences.

In general, we will be treated as a passive foreign investment company (“PFIC”) for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the Section of this prospectus captioned “Material U.S. Federal Income Tax Considerations”) of our securities, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. Our actual PFIC status for any taxable year will not be determinable until after the end of such taxable year. We are not currently expected to be treated as a PFIC for U.S. federal income tax purposes, but this conclusion is a factual determination made annually and, thus, is subject to change. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any subsequent taxable year. We urge U.S. Holders to consult their own tax advisors regarding the possible application of the PFIC rules in light of their individual circumstances.

Our pre-IPO shareholders will be able to sell their shares upon completion of this offering subject to restrictions under Rule 144 under the Securities Act.

Our pre-IPO shareholders may be able to sell their Ordinary Shares under Rule 144 after the completion of this offering. Because these shareholders have paid a lower price per Ordinary Share than participants in this offering, when they are able to sell their pre-IPO shares under Rule 144, they may be more willing to accept a lower sales price than the IPO price. This fact could impact the trading price of the Ordinary Shares following the completion of the offering, to the detriment of participants in this offering. Under Rule 144, before our pre-IPO shareholders can sell their shares, in addition to meeting other requirements, they must meet the required holding period. We do not expect any of the Ordinary Shares to be sold pursuant to Rule 144 during the pendency of this offering.

Our shareholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.

If we make a liquidating distribution, any distributions received by shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, we were unable to pay our debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover some or all amounts received by our shareholders. Furthermore, our directors may be viewed as having breached their fiduciary duties to us or our creditors and/or may have acted in bad faith, thereby exposing themselves and our company to claims, by paying public shareholders prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or its share premium account, provided that in no circumstances may a dividend be paid out of the share premium account if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Our Company and any director or manager of the Company who knowingly and willfully authorizes or permits any distribution or dividend to be paid out of our share premium account while we were unable to pay our debts as they fall due in the ordinary course of business would commit an offence and may be liable to a fine of Cayman Islands dollars 15,000 and to imprisonment for five years in the Cayman Islands.

You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the United States and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the U.S. courts.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our Memorandum and Articles of Association, as amended and by the Companies Act (As Revised) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors, officers and us, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law. Decisions of the English courts are generally of persuasive authority but are not binding on the courts of the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the U.S. federal courts. The Cayman Islands courts are also unlikely to impose liabilities against us in original actions brought in the Cayman Islands, based on the civil liability provisions of U.S. securities laws, so far as the liabilities imposed by those provisions are penal in nature.

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Currently, all of our operations are conducted outside the United States, and substantially all of our assets are located outside the United States. All of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

If the Malaysia government deems that the contractual arrangements in relation to KHSB do not comply with Malaysian laws, or if these regulations or the interpretation of existing regulations changes in the future, we could be subject to penalties or be forced to relinquish our interests in those operations.

While the significant majority of our revenue is generated by our operating subsidiary, KHIW, the supply of some of our materials for our business is provided by KHSB, which we hold through a variable interest entity structure. The majority of the shares in KHSB is held by Ms. Khoo Ee Hiang, who is a Malaysian citizen and also a senior employee of KHIW On February 1, 2023, Ms. Nge Chwee Peng, Mr. Ng Lok Kai @Ng Teck Nam and Ms. Khoo Ee Hiang entered into a shareholder agreement (the “1st Shareholder Agreement”) as shareholders of KHSB, pursuant to which effective control of KHSB was transferred to KHIW and enabling us to obtain substantially all of the economic benefits arising from KHSB as well as to consolidate the financial results of KHSB in our results of operations. Although the structure we have adopted is consistent with longstanding industry practice, the Malaysian government may not agree that these arrangements comply with Malaysian registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future.

It is uncertain whether any new Malaysian laws, rules or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or KHSB are found to be in violation of any existing or future Malaysian laws, rules or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant Malaysian regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including revoking the business and operating licenses of KHSB, requiring us to discontinue or restrict the existing manner of our operations, requiring us to restructure our operations or taking other regulatory or enforcement actions against us. The imposition of any of these measures could result in a material adverse effect on KHSB In addition, it is unclear what impact the Malaysian government actions would have on us and on our ability to consolidate the financial results of KHSB in our consolidated financial statements, if the Malaysian government authorities were to find our legal structure and contractual arrangements to be in violation of Malaysian laws, rules and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of KHSB and if we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of KHSB in our consolidated financial statements. Any of these events would have a material adverse effect on our business, financial condition and results of operations.

Our contractual arrangements may not be as effective in providing control over KHSB as direct ownership.

We rely on contractual arrangement with KHSB for our operations in Malaysia. For a description of these contractual arrangements, see Our Corporate Structure and History – Contractual Arrangements. The contractual arrangement may not be as effective as direct ownership in providing us with control over KHSB

If we had direct ownership of the entire or the majority share capital of KHSB, we would be able to exercise our rights as an equity holder directly to effect changes in the board of directors of KHSB, which could effect changes at the management and operational level. Under the contractual arrangement, we may not be able to directly change the members of the board of directors of KHSB and would have to rely on KHSB and its majority equity holder to perform its obligations in order to exercise our control over KHSB Ms. Khoo Ee Hiang, who is the majority equity holder of KHSB may have conflicts of interest with us or our shareholders, and she may not act in the best interests of our company or may not perform her obligations under the contractual arrangement. For example, KHSB and Ms. Khoo Ee Hiang could breach their contractual arrangement with us by, among other things, failing to conduct the operations in an acceptable manner or taking other actions that are detrimental to our interests. Pursuant to the call option, we may replace Ms. Khoo Ee Hiang at any time pursuant to the contractual arrangement. However, if she is uncooperative and any dispute relating to these contracts or the replacement of the equity holder of KHSB remains unresolved, we will have to enforce our rights under the contractual arrangement through the operations of Malaysian law and arbitral or judicial agencies, which may be costly and time-consuming and will be subject to uncertainties in the Malaysian legal system. Consequently, the contractual arrangement may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership.

We may lose effective control over the operations of KHSB.

Even though NKP Holdings Ltd. only holds 49% of the ordinary shares of KHSB, at the Reorganization, NKP Holdings Ltd. and the shareholders of KHSB have entered into a shareholders' agreement, which allows NKP Holdings Ltd. to have effective control and power to direct all the business activities of KHSB. If Ms. Khoo Ee Hiang refuses to comply with her obligations under the contractual arrangements or decides to exercise her right as a majority shareholder of KHSB to remove Mr. Ng Lok Lai @Ng Teck Nam and Ms. Nge Chwee Peng as directors of KHSB, NKP Holdings Ltd. will be unable to maintain effective control over KHSB If we were to lose effective control, certain negative consequences would result, including our being unable to conduct our current business model, which may negatively impact our operational efficiency. As a result, our financial position would be materially and adversely impacted. If we should need to resort to a formal dispute resolution process to enforce our rights under the shareholders' agreement, we may incur substantial costs and expend significant resources.

Risks Related to Regulations and Litigation

We are subject to evolving laws, regulations, standards and policies, and any actual or perceived failure to comply could harm our brand and reputation, subject us to significant fines and liability, or otherwise adversely affect our business.

The laws, regulations, standards and policies governing the provision of structural steel and metal works procurement, design, fabrication and installation services vary from jurisdiction to jurisdiction. The application of these types of laws to our operations continues to be difficult to predict but could pose operational challenges for us in the future. Because laws vary from jurisdiction to jurisdiction, our services must be continually monitored for compliance with the various rules and requirements, which may change from time to time. Furthermore, the costs of compliance, including remediation of any discovered issues and any changes to our operations mandated by new or amended laws, may be significant, and any failures to comply could result in additional expenses, delays or fines. The applicable laws, regulations, standards and policies relating to the provision of structural steel and metal works procurement, design, fabrication and installation services in the different jurisdictions in which our customers are located in continue to rapidly change, which increases the likelihood of a patchwork of complex or conflicting regulations, or which could adversely increase our compliance costs or otherwise materially and adversely affect our business, financial condition, results of operations, cash flows and prospects.

We may be involved in certain legal proceedings from time to time. Any adverse decision in such proceedings may render us liable to liabilities and may adversely affect our business, financial condition, results of operations, cash flows and prospects.

We may be involved in legal proceedings from time to time. In addition to the related cost, managing and defending litigation can divert our management’s attention. We may also need to pay damages to settle claims with a substantial amount of cash. Any of these could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

40

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of current or historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

In some cases, you can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements about:

•

changes in political, social and economic conditions, the regulatory environment, laws and regulations and interpretation thereof in the jurisdictions where we conduct business or expect to conduct business;

•	the risk that we may be unable to realize our anticipated growth strategies and expected internal growth;

•	changes in the availability and cost of professional staff which we require to operate our business;

•	changes in customers’ preferences and needs;

•	changes in competitive conditions and our ability to compete under such conditions;

•	changes in our future capital needs and the availability of financing and capital to fund such needs;

•	changes in currency exchange rates or interest rates;

•	projections of revenue, earnings, capital structure and other financial items;

•	changes in our plan to enter into certain new business sectors; and

•	other factors beyond our control.

You should read this prospectus and the documents that we refer to in this prospectus with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to our registration statement on Form F-1, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

This prospectus also contains statistical data and estimates that we obtained from industry publications and reports generated by government or third-party providers of market intelligence. Although we have not independently verified the data, we believe that the publications and reports are reliable.

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USE OF PROCEEDS

We estimate that we will receive net proceeds from this Offering of approximately $[*] million, after deducting underwriting discounts and estimated offering expenses payable by us. These estimates are based upon an assumed initial Offer Price of $[*] per share, the midpoint of the estimated range of the initial public Offer Price shown on the front cover of this prospectus. A $1.00 change in the assumed initial public Offer Price of $[*] per share would, in the case of an increase, increase and, in the case of a decrease, decrease the net proceeds of this Offering by $[*] million.

We plan to use the net proceeds of this Offering in the following order of priority:

•	Approximately 40% to be used for paying of initial cost of projects such as raw materials purchase, insurance and bonds, professional engineers fee and labor.

•	Approximately 12% to be used for upgrading our workflow by adopting new software and upgrading of our IT capability.

•	Approximately 15% to be used to expand our business development and sales time. Increasing the headcount of the team to increase our sales and marketing efforts.

•

Approximately 15% to be used to expand our project portfolio to overseas markets, primarily in the South East Asia region. The Company intends to expand its business by undertaking similar projects outside Singapore but has not fixed a time frame for the expansion. The Company will have to ensure that it has the resources and capacity to meet the expectations and requirements of overseas projects before the expansion. The board of directors will also need to consider the operating costs and potential revenue of the new overseas market.

•	Approximately 8% to be used for research and development of products and technology.

•	Approximately 10% to be used for working capital.

To the extent that our actual net proceeds is not sufficient to fund all of the proposed purposes, we will decrease our allocation of the net proceeds for the purposes set out above on a pro rata basis. We would anticipate raising additional capital through equity or debt financing sufficient to fund our proposed uses above.

The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, and the rate of growth, if any, of our business, and our plans and business conditions. The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this Offering. Our management will have significant flexibility in applying and discretion to apply the net proceeds of the Offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this Offering differently than as described in this prospectus.

Pending deployment of the net proceeds for the uses described above, the funds may be placed in short-term deposits with financial institutions or used to invest in short-term money market instruments.

DIVIDEND POLICY

We have not previously declared or paid any cash dividends and have no formal dividend policy. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness and, therefore, we do not anticipate paying any cash dividends in the foreseeable future. Additionally, our ability to pay dividends on our Shares is limited by various factors such as our future financial performance and bank covenants. Any future determination to pay dividends will be at the discretion of our Board of Directors, subject to compliance with covenants in current and future agreements governing our and our subsidiaries’ indebtedness, and will depend on our results of operations, financial condition, capital requirements and other factors that our Board of Directors may deem relevant.

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CAPITALIZATION

The following table sets forth our capitalization as of January 31, 2023:

•	on an actual basis;
•	on an as-adjusted basis to reflect the capital injection of S$[*] million subsequent to January 31 2023; and
•

on an as-adjusted basis to reflect the issuance and sale of [*] Ordinary Shares by us in this offering at an assumed initial public offering price of US$[*] per share, the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting underwriting discounts and estimated offering expenses payable by us, assuming the underwriters do not exercise their option to purchase additional shares.

You should read the following table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Result of Operations.”

	As of January 31, 2023
	(S$)	(US$)	(US$)	(US$)
	Actual	Actual	As Adjusted(1)	As Adjusted(2)
Indebtedness and equity

Indebtedness:
Loans and borrowing secured (current)	52,284,460	39,775,169
Loans and borrowing unsecured (current)	10,170,441	7,737,118

Loans and borrowing secured (non-current)	2,565,442	1,951,649

Total indebtedness	65,020,343	49,463,936

Stockholder’s equity:
Ordinary shares, US$0.0001 par value, 500,000,000 shares authorized, 15,000,000 issued and outstanding as of January 31, 2023	2,072	1,500
Additional paid in capital	2,997,928	2,280,737
Retained earnings	26,429,999	20,106,504
Accumulated other comprehensive income	344,360	261,970
Total shareholders’ equity	29,774,359	22,650,711
Total capitalization	94,794,702	72,114,647

Notes:

(1)	The as adjusted information discussed above is illustrative only. Our total as adjusted capitalization reflects the S$[*] million capital injection subsequent to the year end.
(2)

The as adjusted information discussed above is illustrative only. Our total as adjusted capitalization following the completion of this offering is subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

You should read the tables together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

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DILUTION

If you invest in our Ordinary Shares, your interest will be diluted for each Ordinary Share you purchase to the extent of the difference between the initial public offering price per Ordinary Share and our net tangible book value per Ordinary Share after this offering. Dilution results from the fact that the initial public offering price per Ordinary Share is substantially in excess of the net tangible book value per Ordinary Share attributable to the existing shareholders for our presently outstanding Ordinary Shares.

Our net tangible book value as of July 31, 2022 , was $[●], or $[●] per Ordinary Share. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting the net tangible book value per Ordinary Share (as adjusted for the offering) from the initial public offering price per Ordinary Share and after deducting the estimated underwriting discounts and the estimated offering expenses payable by us.

After giving effect to our sale of [●] Ordinary Shares offered in this offering based on an assumed initial public offering price of $[●] per Ordinary Share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deduction of the estimated underwriting discounts and the estimated offering expenses payable by us, our as adjusted net tangible book value as of July 31, 2021, would have been $[●], or $[●] per outstanding Ordinary Share. This represents an immediate increase in net tangible book value of $[●] per Ordinary Share to the existing shareholders, and an immediate dilution in net tangible book value of $[●] per Ordinary Share to investors purchasing Ordinary Shares in this offering. The as adjusted information discussed above is illustrative only.

The following table illustrates such dilution:

	No Exercise of Over- Allotment Option	Full Exercise of Over- Allotment Option
Assumed Initial public offering price per Ordinary Share	$	$
Net tangible book value per Ordinary Share as of July 31, 2021	$	$
Increase in net tangible book value per Ordinary Share attributable to payments by new investors	$	$
Pro forma net tangible book value per Ordinary Share immediately after this offering	$	$
Amount of dilution in net tangible book value per Ordinary Share to new investors in the offering	$	$

The following tables summarize, on a pro forma as adjusted basis as of July 31, 2021 , the differences between existing shareholders and the new investors with respect to the number of Ordinary Shares purchased from us, the total consideration paid and the average price per Ordinary Share before deducting the estimated underwriting discounts and the estimated offering expenses payable by us.

	Ordinary Shares purchased			Total consideration			Average price per Ordinary
Over-allotment option not exercised	Number	Percent		Amount	Percent		Share

($ in thousands)
Existing shareholders			%	$		%	$
New investors			%	$		%	$
Total			%	$		%	$

	Ordinary Shares purchased			Total consideration			Average price per Ordinary
Over-allotment option exercised in full	Number	Percent		Amount	Percent		Share

($ in thousands)
Existing shareholders			%	$		%	$
New investors			%	$		%	$
Total			%	$		%	$

The pro forma as adjusted information as discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our Ordinary Shares and other terms of this offering determined at the pricing.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

 The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes to our financial statements included elsewhere in this prospectus. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see the section entitled “Special Note Regarding Forward-Looking Statements.”

Overview

Brilliance Group was incorporated as an exempted company in the Cayman Islands on November 7, 2022 as a holding company of our businesses. As a holding company with no material operations of our own, and our Group’s business is carried out primarily through our main operating subsidiary, KHIW, a leading steel fabricator in Singapore specializing in structural steel and metal works.

We procure raw steel material from our suppliers, design and fabricate the steel products in-house, and install the finished products according to our customers’ specifications. As a leading fabricator in Singapore specializing in structural steel and metal works, the Company relies heavily on steel for its business. Most of our customer contracts are for a fixed fee, with no price adjustment provisions. However, most of the Company’s supplier contracts are based on fixed unit rates for the steel supplies, therefore allowing the Company to minimize its risk relating to an increase in steel prices during the performance of our customer contracts.

We have an associate company, KHSB, in Malaysia, which operates a manufacturing plant that supplies our main operating subsidiary, KHIW, with manpower and usage of the manufacturing plant in Malaysia that we use for our steel fabrication work.

We established our business in 1965 as Kong Hwee Iron Works & Construction, with a focus on fabricating doors, windows, metal barriers and metal poles. Kong Hwee Iron Works & Construction was registered as a sole proprietorship in 1966. Expansion of our business began in 1975 when we received an influx of contracts for the building of residential buildings, basic infrastructure, airports, piers and train lines. Under the requirements of the Building and Construction Authority of Singapore, Kong Hwee Iron Works & Construction was subsequently converted into Kong Hwee Iron Works & Construction Pte. Ltd as a private limited company in 1988.Our expansion continued and by 1995, we were able to take on larger facility projects such as schools, stadiums and sports complexes. Since then, we have continuously invested in our production processes, equipment and machinery, the expertise and skillset of our workforce, and in our facility spaces. Over the course of more than 55 years in the steel fabrication industry, we have participated in various projects in Singapore, including prominent projects involving 100 meter span trusses at MICRON, floating pontoon at Fullerton Bay Hotel, high rise buildings such as 268 Orchard Road, bridges, Mandarin Gallery and space frames amongst others. As at the date of this prospectus, we had 21 projects with aggregate contract sums of approximately S$46,100,000. Contracts are billed periodically upon completion of  agreed milestones pursuant to our customer agreements. The agreed milestones may be different across our various projects, therefore there is no fixed or standard timeframe for the performance of milestones or the making of expected payments. As at the date of this prospectus, our issued invoices for works completed amount to approximately S$12,500,000, while we also expect to receive approximately S$3,100,000 retained by customers as retention monies for completed works in the period up to March 31, 2024. We further expect to bill in the aggregate approximately S$20,000,000 for our existing projects upon completing their respective milestones.

We are registered with the Singapore BCA as a (i) General Builder Class 1 & Specialist Builder (Structural Steelwork); (ii) S1 Structural Steel Fabricator; and (iii) Corporate Member of Singapore Structural Steel Society. With our BCA license, we have the ability to undertake projects of unlimited contract value. With our commitment to risk management, health and safety standards, quality assurance and environmental impact control, we have also gained accreditation with ISO 9001:2015 (Quality management system), ISO 45001:2018 (Occupational safety and health management system) and BizSafe Level Star certifications.

Factors affecting our performance

Non-recurring nature of revenue

Our contracts are mainly project-based and the work projects are largely non-recurring in nature. Hence, it is crucial that our Group is able to secure new projects of similar or larger value or a similar number of projects on a continual basis. As our revenue is mainly derived from projects which are non-recurring in nature, there is no assurance that we will be able to secure new customers or new projects from our existing customers. In the event that we are unable to maintain business relationships with our existing customers or secure contracts with new customers, our business, financial condition, results of operations, cash flows and prospects will be adversely affected.

Fluctuation in cost of sales

Whilst contracts with our customers have a pre-determined and fixed fee or fixed unit rates throughout the contractual period, we are subject to fluctuations in actual material, actual manpower costs and subcontracting costs which are the main components of cost of sales. The fixing of the contract fees for the purpose of submitting our tender or quotation is largely based on our estimation of project costs. After we enter into an agreement with a customer, we will then start to procure the necessary materials and engage subcontractors, if necessary. There is normally a time lapse between the submission of the tender or quotation and the procurement of materials and the hiring of subcontractors, if necessary. There is no assurance that the actual time and costs involved would be within our budget. Any inaccurate estimation of the amount of time and costs involved in completing a project may be affected by various factors, including unexpected significant increase in manpower and associated labor costs, material costs, unforeseen site conditions, accidents, departure of key management personnel, adverse weather conditions, and non-performance by our subcontractors. Should there be any material inaccurate estimation of the amount of time, manpower and costs involved, delays in completing a project and/or cost overruns may happen, which can materially and adversely affect our business, financial condition, results of operations, cash flows and prospects.

Since the start of the pandemic, global steel prices have increased. This has had a direct impact on the Company’s profitability, as we have had to take into account the rise in steel prices when fixing contract fees, reducing our potential profit in order to submit a competitive tender/ quotation.

To manage the increase in global prices, the Company established procurement strategies to secure steel supplies through our long-standing relationships with suppliers and by monitoring market trends. We have also taken cost control measures and alternative pricing models to carefully assess the risks associated with each project to maintain its profitability.

The Company's suppliers are generally from Singapore, Malaysia (KHSB) and the People's Republic of China and for the two year period ended December 31, 2022, our suppliers have delivered all their supplies in a timely manner, other than during lock-down / restrictions mandated by law. The Company is not aware of any potential shortage of steel supplies.

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Supply of finished good

We purchase steel products from our local suppliers who source for such steel products from global suppliers which are typically reliable. It is nevertheless possible for there to be an inadequate supply of steel products due to a breach in performance obligation(s) by our suppliers or their third party suppliers, by export restrictions imposed by governments of foreign countries from which the steel products are exported from, or for any other reason, which could hamper our business and operations. Additionally, we have to estimate the transportation time for the export of the steel products in advance of the actual time that they are required by us, and any error in our estimate or any change in market conditions by the time the products are delivered may lead to a shortfall in the relevant steel products to meet the contractual project deadlines agreed with our customers. Even in situations where it is possible to meet our customers’ requirements or deadlines, this may result in an increase in our costs in order to secure sufficient products from alternative sources or suppliers. Although we may seek to pass on some or all of any such additional costs to customers, we cannot assure you that we will be successful in doing so. This may adversely affect our business, financial condition, results of operations, cash flows and prospects.

It is also possible that one or more of our existing suppliers may discontinue their supply of steel products to us, and any inability on our part to procure the steel products from alternative suppliers in a timely fashion, or on commercially acceptable terms, may adversely affect our operations. If, for any reason, primary suppliers curtail or discontinue their delivery of the steel products to us in the quantities we need, or on commercially acceptable terms, our delivery schedules could be disrupted, and our business, financial condition, results of operations, cash flows and prospects could be adversely affected.

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Results of Operations

For the year ended 31 Jul, 2022 and 2021

	For the years ended July 31,
	2022	2022	% of	2021	% of	Variance
	US$	S$	revenue	S$	revenue	S$	%
Construction contract revenue	42,032,858	58,055,784	100%	50,371,267	100%	7,684,517	15%
Construction contract costs	(35,277,269)	(48,724,964)	-84%	(44,466,681)	-88%	(4,258,283)	10%
Gross profit	6,755,589	9,330,820	16%	5,904,586	12%	3,426,234	58%
Other income/loss	562,217	776,534	1%	2,501,956	5%	(1,725,422)	-69%
General and administrative expenses	(4,508,982)	(6,227,806)	-10%	(6,341,314)	-12%	113,508	-2%
Finance expense	(1,320,067)	(1,823,276)	-3%	(1,608,743)	-3%	(214,533)	13%
Income before income tax expense	1,488,757	2,056,272	4%	456,485	1%	1,599,787	350%
Income tax expense	(513,624)	(709,418)	-1%	(12,422)	-	(696,996)	5611%
Net income	975,133	1,346,854	3%	444,063	1%	902,791	203%

Construction contract revenue

	For the year ended July 31,
	2022	2022	2021	Variance
	US$	S$	S$	S$	%
Long-term contracts	41,598,164	57,455,384	48,032,957	9,422,427	20%
Short-term contracts	434,694	600,400	2,338,310	(1,737,910)	-74%
Total	42,032,858	58,055,784	50,371,267	7,684,517	15%

Our company generates construction contract revenue from the structural steel and metal work services that we offer. We derive most of our revenue from the fabrication and installation of architectural steelworks for residential, commercial, industrial, institutional and infrastructural projects. Total revenue increased by S$7,684,517 or 15%, from S$50,371,267 to S$58,055,784 for the year ended July 31, 2021 and 2022, respectively. The increase was driven mainly by an increase in revenue from long term contracts of S$9,422,427. This was however slightly offset by a S$1,737,910 decrease in revenue from our short-term contracts.

The 20% increase in revenue from our long term contracts was the outcome of our concentrated efforts towards the swifter completion of projects in 2022 post-COVID such as the fast track project, as workers started returning to Singapore. Thus, the surge in revenue is primarily attributable to the completion of the fast-track project for the year 2022.

47

For the year ended 31 Jul, 2022 and 2021

Construction contract costs

		For the year ended July 31,
	2022	2022	2021	Variance
	US$	S$	S$	S$	%
Changes in inventories	(3,221,972)	(4,450,188)	4,495,065	(8,945,253)	-199%
Purchases	25,406,957	35,092,090	22,829,899	12,262,191	54%
Project related employee benefit expense	5,939,040	8,203,002	6,335,561	1,867,442	29%
Others	7,153,244	9,880,061	10,806,156	(926,095)	-9%
Total construction contact costs	35,277,269	48,724,964	44,466,681	4,258,283	10%

For the years ended July 31, 2022 and 2021, our construction contract costs amounted to S$48,724,964 and S$44,466,681, respectively, representing 84% and 88% of our revenue for the corresponding periods. The construction contract costs relative to sales is currently stable, however, the components in the construction contract costs can fluctuate depending on the nature, specifications, requirements and locations of each different project. Construction contract costs increased by S$4,258,283 or 10% from S$44,466,681 to S$48,724,964 for the year ended July 31, 2021 and 2022, respectively. The increase in construction contract costs is primarily attributable to the S$11,435,878 or 50% increase in purchases from S$22,880,001 to S$34,315,879 for the year ended July 31, 2021 and 2022, respectively. The increase in purchases was due to ongoing projects requiring additional materials, as well as a significant increase of materials acquired for the fast-track project.

For the six months ended January 31, 2023, and 2022

	For the six months ended January 31,
	2023	2023	2022	Variance
	US$	S$	S$	S$	%

Construction contract revenue	21,805,771	28,663,686	20,738,997	7,924,689	38%
Construction contract costs	(20,806,274)	(27,349,847)	(17,667,271)	(9,682,576)	-55%
Gross profit	999,497	1,313,839	3,071,726	(1,757,887)	-57%
Other income	115,566	151,912	552,683	(400,771)	-73%
General and administrative expenses	(2,723,357)	(3,579,853)	(3,333,419)	(246,434)	-7%
Finance costs	(905,308)	(1,190,027)	(782,432)	(407,595)	-52%
Loss before income tax expense	(2,513,602)	(3,304,129)	(491,442)	(2,812,687)	-572%
Benefit from Income tax	168,631	221,665	-	221,665	NM
Net loss	(2,344,971)	(3,082,464)	(491,442)	(2,591,022)	-572%

48

For the six months ended January 31, 2023, and 2022

Construction contract revenue

	For the six months ended January 31,
	2023	2023	2022	Variance
	US$	S$	S$	S$	%
Long-term contracts	21,553,536	28,332,123	20,632,233	7,699,890	37%
Short-term contracts	252,235	331,563	106,764	224,799	211%
Total	21,805771	28,663,686	20,738,997	7,924,689	38%

Construction contract revenue increased by S$7,924,689 or 38%, from S$20,738,997 to S$28,663,686 for the six months ended January 31, 2022, and 2023 respectively. The increase for the six months ended January 31, 2023 was primarily attributed to several fast-tracked projects and variation orders from our main contractors post COVID-19 during the six-months ended January 31, 2023.

Construction contract costs

	For the six months ended January 31,
	2023	2023	2022	Variance
	US$	S$	S$	S$	%
Changes in inventories	2,112,599	2,777,011	356,467	2,420,544	679%
Purchases	10,801,141	14,198,100	10,355,159	3,842941	37%
Project related employee benefit expense	3,497,079	4,596,911	2,256,173	2,340,738	104%
Others	4,395,455	5,777,825	4,699,472	1,078,353	23%
Total construction contact costs	20,806,274	27,349,847	17,667,271	9,682,576	55%

For the six months ended January 31, 2022, and 2023 our construction contract costs amounted to S$17,667,271 and S$27,349,847 respectively, representing 95% and 85% of our revenue for the corresponding periods. Construction contract costs increased due to usage of outsourced workers and subcontractors to meet the demands of our main contractors to fast track projects. Our staff was increased to cope with the acceleration of projects. Alongside the increase in staff, outsourced workers and subcontractors used, the rental of accommodations for workers increased both in pricing and the number of accommodations we had to provide.

49

For the year ended 31 Jul, 2022 and 2021

Gross profit & Gross profit margin

	For the year ended July 31,
	2022	2022	2021	Variance
	US$	S$	S$	S$	%

Gross profit
Construction contract revenue	42,032,858	58,055,784	50,371,267	7,684,517	15%
Construction contract costs	(35,277,269)	(48,724,964)	(44,466,681)	(4,258,283)	10%
Total gross profit	6,755,589	9,330,820	5,904,586	3,426,234	58%

Gross profit margin	16%	16%	12		4%

Our gross profit increased by S$3,426,234 or 58% from S$5,904,586 to S$9,330,820 for the year ended July 31, 2022 and 2021, respectively. Gross profit margin increased by 4% as construction activities return to pre-COVID levels. The increase of gross profit and gross profit margin was attributable to our careful control of costs whilst we had an increase of construction contract revenue due to the increase in projects we acquired. With the Covid-19 pandemic measures being more relaxed and economic recovery progressing steadily, our gross profit is expected to return and steadily increase as businesses become more confident and likely to start embarking on expansion plans.

For the six months ended January 31, 2023, and 2022

Gross profit & Gross profit margin

	For the six months ended January 31
	2023	2023	2022	Variance
	US$	S$	S$	S$	%
Gross profit
Construction contract revenue	21,805,771	28,663,686	20,738,997	7,924,689	38%
Construction contract cost	(20,806,274)	(27,349,847)	(17,667,271)	(9,682,576)	55%

Total gross profit	999,497	1,313,839	3,071,726	(1,757,887)	-57%

Gross profit margin	5%	5%	15%		-10%

50

Our gross profit decreased by S$1,757,887 or 57% from S$3,071,726 to S$1,313,829 for the six months ended January 31, 2022, and 2023 respectively. Gross profit margin decreased by 10% due to the acceleration of projects. The decrease of gross profit and gross profit margin was attributable to higher construction contract costs during the current period that exceeded expectations. Such cost increases included in particular, increases in material costs post COVID-19, staff costs and rental costs that were incurred in order to expedite work progress to meet project schedules.

For the year ended 31 Jul, 2022 and 2021

General and administrative expenses
	For the year ended July, 31
	2022	2022	2021	Variance
	US$	S$	S$	S$	%
Depreciation	1,598,747	2,208,189	2,102,838	105,351	5%
Staff costs	1,479,401	2,043,348	2,040,426	2,923	0%
Property tax	250,643	346,188	311,970	34,218	11%
General repair & maintenance	140,073	193,469	238,163	(44,694)	-19%
Utilities	205,476	283,804	252,463	31,341	12%
Motor vehicle expenses	186,151	257,112	238,124	18,989	8%
Professional and legal fee	98,004	135,363	333,902	(198,539)	-59%
Insurance	121,750	168,161	168,739	(579)	0%
Miscellaneous	428,737	592,171	654,690	(62,519)	-10%
Administrative expenses	4,508,982	6,227,806	6,341,314	(113,508)	-2%

Our general and administrative expenses consist primarily of depreciation and staff costs. Our general and administrative expenses decreased by S$113,508 or 2% from S$6,341,314 to S$6,227,806 for the year ended July 31, 2021 and 2022, respectively. The decrease in expenses is primarily attributable to the S$198,539 or 59% decrease in professional and legal fees from S$333,902 to S$135,363 for the year end July 31, 2021 and 2022, respectively

51

For the six months ended January 31, 2023, and 2022

General and administrative expenses

	Six Months Ended January, 31
	2023	2023	2022	Variance
	US$	S$	S$	S$	%

Depreciation	998,960	1,313,133	1,334,922	(21,789)	-2%
Staff costs	798,275	1,049,333	973,780	75,553	8%
Property tax	136,978	180,057	173,697	6,360	4%
General repair & maintenance	94,332	123,999	105,737	18,262	17%
Utilities	154,119	202,590	140,119	62,471	45%
Motor vehicle expenses	105,669	138,902	129,939	8,963	7%
Professional and legal fee	48,600	63,885	78,966	(15,081)	-19%
Insurance	94,707	124,492	123,406	1,086	1%
Miscellaneous	218,127	286,728	218,534	68,194	31%
Administrative expenses	54,201	71,247	30,046	41,201	137%
Safety and related expenses	19,389	25,487	24,273	1,214	5%

Total administrative expenses	2,723,357	3,579,853	3,333,419	246,433	7%

Our general and administrative expenses for the six months ended January 31, 2022 and 2023 consist primarily of depreciation and staff costs. Despite the increase in revenue, our general and administrative expenses stayed relatively stable with marginal increase for inflation here in Singapore at S$3,579,853 for the six months ended January 31, 2023 as compared to S$3,333,419 for the six months ended January 31, 2022.

For the year ended 31 Jul, 2022 and 2021

Finance expense

	For the year ended July 31,
	2022	2022	2021	Variance
	US$	S$	S$	S$	%

Lease liabilities	189,869	262,247	179,558	82,689	46%
Loans and borrowings	932,349	1,287,761	1,257,515	30,246	2%
Bank overdraft	136,181	188,093	108,349	79,744	74%
Others	61,667	85,175	63,321	21,854	35%
Finance expense	1,320,067	1,823,276	1,608,743	214,533	13%

Our finance expense increased by S$214,533 or 13%, from S$1,608,743 to S$1,823,276 for the year ended July 31, 2021 and 2022, respectively. The increase of finance expense is primarily attributable to the S$82,689 increase in lease liabilities and S$79,744 increase in bank overdraft. The increase in lease liabilities was due to our company leasing more factories to prepare for the increase in upcoming projects. Furthermore, the increase in bank overdrafts is attributable to the increase in purchases of inventory with an increase in revenue activities.

52

For the six months ended January 31, 2023, and 2022

Finance expense

	Six Months Ended January, 31
	2023	2023	2022	Variance
	US$	S$	S$	S$	%

Lease liabilities	66,319	87,176	89,022	(1,846)	-2%
Loans and borrowings	685,239	900,747	406,559	494,188	122%
Bank overdraft	76,027	99,938	82,730	17,208	21%
Others	77,723	102,166	204,121	(101,955)	-50%

Total finance expenses	905,308	1,190,027	782,432	407,595	52%

Our finance expense increased by S$407,595 or 52%, from S$782,432 to S$1,190,027 for the six months ended January 31, 2022, and 2023 respectively. The increase of finance expense is primarily attributable to the S$494,188 increase in loan and borrowings and S$17,208 increase in bank overdraft. The increase in interest expenses arising from loans and borrowings was due to the increase in loans outstanding for the six months ended January 31, 2023.

For the year ended 31 Jul, 2022 and 2021

Other income (expense)

	For the year ended July 31,
	2022	2022	2021	Variance
	US$	S$	S$	S$	%
Foreign exchange transaction (losses)	(148,621)	(205,276)	12,830	(218,106)	-1700%
Reversal of trade payables	-	-	249,984	(249,984)	-100%
Gain on disposal of property, plant and equipment	30,080	41,546	152	41,394
COVID-19 and other government grants	518,785	716,546	1,783,922	(1,067,376)	-60%
Insurance compensation	25,340	35,000	5,890	29,110
Interest income	215	297	3,647	(3,350)	-92%
Managerial fee income	-	-	120,000	(120,000)	-100%
Rental income	37,101	51,244	222,859	(171,615)
Sundry income	99,317	137,177	102,672	34,505	34%
Other income	562,217	776,534	2,501,956	(1,725,422)	-69%

Other income (expense) decreased by S$1,725,422 or 69%, from S$2,501,956 to S$776,534 for the year ended July 31, 2021 and 2022, respectively. The decrease was primarily attributable to the significant decrease in COVID-19 and other government grants.

53

Income tax expense

	For the year ended July 31,
	2022	2022	2021	Variance
	US$	S$	S$	S$	%
Current	592,386	818,204	116,764	701,440	601%
Deferred	(78,762)	(108,786)	(104,342)	(4,444)	4%
Total income tax expense	513,624	709,418	12,422	(696,996)	5611%

Income tax expense increased by S$696,996 or 5611%. The increase in income tax expense is a flow-through effect from the increase in profit for the financial year.

Profit for the financial year

As a result of the cumulative effect of the factors described above, our profit for the financial year increased by S$1,599,787 from S$456,485 to a profit of S$2,056,272 for the year ended July 31, 2021 and 2022, respectively.

For the six months ended January 31, 2023, and 2022

Other income (loss)

	Six Months Ended January, 31
	2023	2023	2022	Variance
	US$	S$	S$	S$	%

Foreign exchange transaction (losses)/gain	(6,431)	(8,451)	51,770	(60,222)	-116%
Loss on disposal of property, plant, and equipment	(2,504)	(3,292)	-	(3,292)	-100%
Gain on disposal of subsidiary	12,605	16,569	-	16,569	100%
Government subsidies	13,674	17,974	436,441	(418,467)	-96%
Insurance compensation	5,581	7,336	-	7,337	100%
Interest income	90	118	128	(10)	-8%
Rental income	17,100	22,478	26,085	(3,607)	-14%
Sundry income	75,451	99,180	38,259	60,921	159%

Total other income (loss)	115,566	151,912	552,683	(400,771)	-73%

Other income (loss) decreased by S$400,771or 73%, from S$552,683 gains to S$151,912 for the six months ended January 31, 2022, and 2023 respectively. The decrease was primarily attributable to the reduction in government grants post COVID-19 which decreased by S$418,467 or 96% from S$436,441 to S$17,974 for the six months ended January 31, 2022, and 2023 respectively.

54

For the six months ended January 31, 2023, and 2022

Benefit from income tax

	Six Months Ended January, 31
	2023	2023	2022	Variance
	US$	S$	S$	S$	%

Deferred tax	(168,631)	(221,665)	-	(221,665)	NM

Benefit from income tax	(168,631)	(221,665)	-

Benefit from income tax resulted by net loss  for the six months ended January 31, 2023, offset with prior over recognized deferred tax liability.

Net loss

As a result of the cumulative effect of the factors described above, our loss for the six months ended January 31, 2023 of $3,304,129 increased by S$2,812,687 from a loss of S$491,442 for the six months ended January 31, 2022.

For the year ended 31 Jul, 2022 and 2021

Liquidity and capital resources

Cash flow summary

	For the year ended July 31,
	2022	2022	2021	Increase / (Decrease)
	US$	S$	S$	S$	%

Cash, cash equivalents and restricted cash - beginning of the year	1,556,032	2,149,192	2,258,480	(109,288)	-5%

Net cash used in operating activities	(1,858,314)	(2,566,704)	(4,098,526)	1,531,822	37%
Net cash used in investing activities	(70,818)	(97,814)	(783,060)	685,246	701%
Net cash provided by financing activities	4,528,686	6,255,021	4,775,803	1,479,218	31%

Net change in cash and cash equivalents	2,599,554	3,590,503	(105,783)	3,696,286	3494%
Effect of exchange rate exchanges on balances held in foreign currencies	6,852	9,464	(3,505)	12,969	137%
Cash, cash equivalents and restricted cash - end of the year	4,162,438	5,749,159	2,149,192	3,599,967	168%

55

For the year ended 31 Jul, 2022 and 2021

Operating Activities

Net cash used in operating activities was S$2,566,704 for the year ended July 31, 2022, compared to the net cash used in operating activities amounting to S$4,098,526 for the year ended July 31, 2021. The decrease in cash used in operating activities was primarily attributable to the net profit of S$1,346,854 and changes in operating assets and liabilities primarily contributed by changes in accounts receivable, accounts payable, accruals and other payables and depreciation and amortization.

Net cash used in operating activities was S$4,098,526 for the year ended July 31, 2021. The net cash used in operating activities were primarily attributable to the net profit of S$444,063 and changes in operating assets and liabilities primarily attributed by changes in accounts receivable and deposits, prepaid expenses and other current assets.

Investing Activities

Our cash flows used in investing activities was attributed to the purchase of property plant and equipment and proceeds from the disposal of property and equipment.

For the year ended July 31, 2022, our net cash used in investing activities was S$97,814. This was due to the S$120,149 spent to purchase property and equipment for the preparation of upcoming projects. However, this was slightly offset by the S$22,335 proceeds from disposal of property and equipment.

For the year ended July 31, 2021, our net cash used in investing activities was S$783,060. The increase in cash used for investing activities was attributable to the S$785,360 spent on the purchase of property and equipment. However, this was slightly offset by the S$2,300 proceeds from disposal of plant and equipment.

Financing Activities

Net cash provided by financing activities was S$6,255,021 for the year ended July 31, 2022. Net cash provided by financing activities mainly resulted from the proceeds from bank loans amounting to $34,654,579 and amount due to director amounting to S$1,691,242. However, this was offset by the S$30,090,800 decrease from other financial liabilities.

Net cash provided by financing activities was S$4,775,803 for the year ended July 31, 2021. Net cash provided by financing activities mainly resulted from the proceeds from bank loans amounting to S$7,677,246. However, this was offset by the S$2,901,443 decrease from other financial liabilities.

56

For the six months ended January 31, 2023, and 2022

Liquidity and capital resources

Cash flow summary

	For the six months ended January, 31		Variance
	2023	2022	Amount	%
	S$	S$	S$

Cash and cash equivalents at the beginning of the period	5,749,159	2,149,192	3,599,967	168%

Net cash used in operating activities	(3,571,241)	(2,127,666)	(1,443,575)	-68%
Net cash from/(used) in investing activities	7,325	(97,747)	105,072	107%
Net cash (used)/provided by financing activities	(755,615)	1,587,607	(2,343,222)	-148%

Net change in cash and cash equivalents	4,319,531	(637,807)	(3,681,725)	-577%
Effect of exchange rate exchanges on balances held in foreign currencies	137,555	(78,771)	(58,784)	-75%

Cash and cash equivalents as at the end of the period	1,292,073	1,432,615	(140,542)	-10%

Operating Activities

For the six months period ended January 31, 2023, the company reported a net cash outflow of S$3,571,241 from its operating activities. This outflow was primarily driven by a net loss of S$3,082,464. Additional changes in operating assets and liabilities due to ongoing projects awaiting progress billings from the contract assets amounted S$2,313,338, and the company payment made of S$8,131,950 for securing ongoing contract materials purchase and an amount of S$149,730 was paid as income tax.

For the six months period ended January 31, 2022, the net cash used in operating activities of S$2,127,666 was primarily attributable to the net loss of S$491,443, an increase in contract assets attributed to a slowdown in repayments from customers of S$2,616,735, whilst the Company continued to pay the accounts payable causing an outflow of S$2,359,925, and tax paid of S$23,793

Investing Activities

Our cash flows used in investing activities was attributed to the purchase of property, plant and equipment and proceeds from the disposal of property and equipment.

For the period ended January 31, 2023, our net cash provided by investing activities was S$7,325. This was predominantly contributed by the proceeds from disposal of property, plant and equipment of S$20,792. This was offset by the purchase of property, plant and equipment of S$13,467.

For the period ended January 31, 2022, our net cash used in investing activities was S$97,747. This was due to the purchase of property, plant and equipment for the preparation of upcoming projects.

57

Financing Activities

Our cash flows provided in financing activities primarily consisted of proceeds from bank loans, amount due to director, and bank overdraft.

For the period ending January 31, 2023 there was a net cash outflow of S$755,615 from financing activities. The net cash inflow from financing activities primarily driven by additional bank loans amounting to S$26,274,876 and advances from a director totaling S$310,273. Nevertheless, this inflow was utilize to repay loans amounting to S$26,478,776, bank overdraft S$28,135 and deferred offering cots S$833,853.

Net cash provided by financing activities was S$1,587,607 for the period ended January 31, 2022. Net cash provided by financing activities mainly resulted from the proceeds from the bank loans amounting to S$13,391,058, bank overdraft of S$1,270,964, and the amount due to director of S$419,453. However, this was offset by the S$13,222,981 decrease from repayment of bank loan and lease liabilities repayment of S$270,887.

For the year ended 31 Jul, 2022 and 2021

Working capital

We believe that our Group has sufficient working capital for our requirements for at least the next 12 months from the date of this prospectus, in the absence of unforeseen circumstances, taking into account the financial resources presently available to us, including cash and cash equivalents on hand, cash flows from our operations and the estimated net proceeds from this offering.

Indebtedness

For the year ended 31 Jul, 2022 and 2021

Borrowings

	For the year ended July 31,
	2022	2022	2021	Variance
	US$	S$	S$	S$	%
Current Liabilities
Loans - current	39,567,017	54,649,964	51,600,531	3,049,433	6%
Lease payable - current	481,096	664,490	675,565	(11,075)	-2%

Non-current Liabilities
Loan - non-current	3,849,206	5,316,523	4,978,406	338,117	7%
Lease payables - non-current	3,147,140	4,346,830	4,864,088	(517,258)	-11%

Total borrowings	47,044,459	64,977,807	62,118,590	2,859,217	5%

Total borrowings increased by S$2,859,217 or 5%, from S$62,118,590 to S$64,977,807 for the year ended July 31, 2021 and 2022, respectively. The rise in borrowings is primarily attributable to the increase in current loans amounting to S$3,049,433. The company took on additional loans for the year to acquire more materials and inventories for its current and upcoming awarded projects.

Leases represented 25 property lease agreements with lease terms ranging from 2 years to 30 years. The existing lease payable represents remaining lease periods which will end in year 2051

58

For the six months ended January 31, 2023, and 2022

Working capital

We believe that our Group has sufficient working capital for our requirements for at least the next 12 months from the date of this prospectus, in the absence of unforeseen circumstances, taking into account the financial resources presently available to us, including cash and cash equivalents on hand, cash flows from our operations and the estimated net proceeds from this offering.

We have initiated effort to secure supplementary funding through debt financing from local banks and financial institutions to sustain our ongoing operations. During the year 2023 we successfully acquired an aggregate amount S$1.5 million via a revolving Credit Facility facilitated by Maybank, featuring an annual interest rate of 1.8% p.a above cost of funds. Our future plans involve exploring further funding options through contract financing.

The financial statements presented in this prospectus have been prepared under the assumption that the Group will continue its operations as a going concern. The going concern basis entails the realization of assets and settlement of liabilities in the normal course of business, as disclosed in the financial statements. The Group’s ability to sustain its operations as a going concern hinges on effectively aligning its funding sources, including debt and equity, with the expenditure needs of the Group, as well as timely repayment of short-term facilities when they fall due.

For the six months ended January 31, 2023, and 2022

 Borrowings

	For the six months ended January 31,
	2023	2023	2022	Variance
	US$	S$	S$	S$	%
Current Liabilities
Loans - current	47,512,287	62,454,901	54,649,964	7,804,937	14%
Lease payable - current	474,535	623,776	664,490	(40,714)	-6%

Non-current Liabilities
Loan - non-current	1,951,649	2,565,442	5,316,523	(2,751,081)	-52%
Lease payables - non-current	3,085,502	4,055,892	4,346,830	(290,938)	-7%

Total borrowings	53,023,972	69,700,011	64,977,807	4,722,204	7%

As of January 31, 2023, the Group obtained more bank loan increasing the borrowings from S$64,977,807 to S$69,700,011 as of July 31, 2022, and January 31, 2023 respectively. The additional loans were needed for the acquisition of more materials and inventories for its current and upcoming awarded projects.

Leases represented 25 property lease agreements with lease terms ranging from 2 years to 30 years. The existing lease payable represents remaining lease periods which will end in year 2051.

59

Contractual obligations

For the six months ended January 31, 2023

Contractual obligations are cash amounts that we are obligated to pay as part of certain contracts that we have entered into during the normal course of business. Below are tables that shows the bank loans’ obligation and contractual lease obligations as of January 31, 2023:

2023
Loans	Currency	Period	Interest rate per annum	Guarantees	Other security	Carrying amount (S$)
Secured fixed rate bank loans	SGD	2020 - 2025	2% - 3%	Guarantee from Ng Lok Kai & Nge Chwee Peng	Deposit	4,044,226
Secured floating interest rate bank loan	SGD	2019-2023	2.59%-6.131%	Guarantee from Ng Lok Kai & Nge	Deposit	97,018
Secured floating interest rate bank loan	SGD	2019 - 2037	3.24%-4.36%	Guarantee from Ng Lok Kai & Nge Chwee Peng	Deposit and Properties	9,064,812
Secured money market loans	SGD	2022 - 2023	4.42%-6.19%	Guarantee from Ng Lok Kai & Nge Chwee Peng	Deposit and Properties	19,374,829
Secured trust receipts	SGD	2022 - 2023	4.26%-6.63%	Guarantee from Ng Lok Kai & Nge Chwee Peng	Deposit and property	22,269,017
Unsecured fixed rate loan from third parties	SGD	Repayable on demand	2.65% -3%	Nil	-	10,170,441
						65,020,343

Of the loans from third parties, S$1,876,046 and S$289,990 is unsecured, bears interest of 2.65% and 3% per annum respectively and is repayable on or before 31 December 2023.The remaining balance of S$8,004,406 is unsecured, bears interest of 3% and is repayable on demand.

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	Amount	Amount
Year ending January 31,	S$	US$
2024	62,454,901	47,512,287
2025	1,554,385	1,182,492
2026	1,011,057	769,157

Total	65,020,343	49,463,936
Less: current portion	(62,454,901)	(47,512,287)

Long-term portion	2,565,442	1,951,649

Lease commitments

The Company determines if a contract contains a lease at inception. US GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which results in an economic penalty.

For the years ended January 31, 2022 and 2023, there were no rent expense for the short term lease.

The Company’s commitment for minimum lease payments under the operating lease that is within twelve months as of January 31, 2023 as follow:

Minimum lease payment
Twelve months ending January 31,	S$
2024	853,509
2025	464,620
2026	327,900
2027	268,097
2028	248,281
Thereafter	5,510,295

Total future minimum lease payments	7,672,702
Less imputed interest	(2,993,034)

Present value of operating lease liabilities	4,679,668
Less: current portion	(623,776)

Long-term portion	4,055,892

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Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures, or capital resources that is material to investors.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with US GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets, liabilities, revenue, and expenses. We have identified several accounting principles that we believe are key to the understanding of our financial statements. These important accounting policies require our most difficult subjective judgements.

Revenue recognition

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Clients, subsequently issued additional related Accounting Standard Updates (“ASU”s) (“Topic 606”). The Company is engaged in construction metalworks and structural steelwork fabrication related services to clients. Agreements with clients create enforceable rights and obligations and for which it is probable that the Company will collect the consideration to which it will be entitled as goods and services transfer to the clients. It is customary practice for the Company to have written agreements with its clients. The Company recognizes revenue based on considerations specified in the applicable agreement.

Revenue from contracts with clients is recognized using the following five steps:

1. Identify the contract(s) with a client;

2. Identify the performance obligations in the contract;

3. Determine the transaction price;

4. Allocate the transaction price to the performance obligations in the contract; and

5. Recognize revenue when (or as) the entity satisfies a performance obligation

Construction contract revenue

Construction contract income is primarily derived from long-term construction contract contracts that can span several quarters or years. For long-term service contracts and projects for constructing or developing an asset the customer value is created over time during the contract period and it is accounted for as a single performance obligation that is satisfied over time. This is because the customer simultaneously receives and consumes the benefits of the entity’s performance in processing each transaction as and when each transaction is processed; the performance creates or enhances an asset (for example, work in progress) that the customer controls as the asset is created or enhanced.; or the performance does not create an asset with an alternative use to the entity and the entity has an enforceable right to payment for performance completed to date. The Company’s construction contract revenue is recognized over time on the basis of the efforts or inputs to the satisfaction of a performance obligation such as costs incurred, relative to the total expected inputs to the satisfaction of that performance obligation.

As the Company’s revenue is recognized over time by measuring the progress toward complete satisfaction of performance obligation, judgement and the consideration of many criteria such as whether the customer presently obligated to pay for an asset, whether the customer has legal title, whether the entity has transferred physical possession of the asset, whether the customer has assumed the significant risks and rewards of ownership of the asset, and whether the customer has accepted the asset, is required in measuring this progress toward complete satisfaction of the performance obligation. Events and circumstances frequently do not occur as expected. Even if the events anticipated under the assumptions occur, actual results are still likely to be different from the estimates since other anticipated events frequently do not occur as expected and the variation may be material.

When the current estimates of the total amount of consideration expect to be received in exchange for transferring promised goods or services to the customer, and contract cost indicate a loss, a provision for the entire loss on the contract is made as soon as the loss becomes evident. An adjustment is also made to reflect the effects of the customer’s credit risk. The loss on a contract is reported as an additional contract cost (an operating expense), and not as a reduction of revenue or a non-operating expense.

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Contract assets

Contract assets are recognized when progress towards completion of revenue earning activities on contracts exceeds amounts billed under the contract.

Retention receivable, net

The Company generally provides limited warranties known as the defect liabilities period (“DLP”) for work pending satisfactory completion of the project it has performed under its construction contracts. Historically, warranty claims have not resulted in significant costs. Contracts will include a retention sum whereby the customer will typically withhold approximately 5% - 10% of the total contract value until the end of the DLP at which point the customer will release the retention sums to the Company.

Account receivables

Account receivables mainly represent amounts from clients both billed and unbilled but for which meets the revenue recognition criteria. These account receivables are recorded net of any bad debt allowance. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable.

Segments

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major clients in financial statements for detailing the Company’s business segments. Management has determined that the Company operates in a single segment because there is only one Chief Operating Decision Maker (“CODM”) for the Company who sis the Company’s Chief Executive Officer. Operating and financial metrics are applied to the entire Company as whole because there is only one segment. In the event that the Company determines that there is more than one segment, the Company will disclose how it has determined there is more than one segment and disclose the relevant metrics for measurement of performance.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment if applicable. The Company computes depreciation using the straight-line method over the estimated useful lives of the assets as follows:

Building	30 years
Plant and machinery	2 to 5 years
Electrical installation	5 years
Furniture & fittings	5 years
Computer	5 years
Motor vehicle	5 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statement of income. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

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Impairment of long-lived assets

The Company evaluates the recoverability of its long-lived assets (asset groups), including property and equipment and operating lease right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of its asset (asset group) may not be fully recoverable. When these events occur, the Company measures impairment but comparing the carrying amount of the assets to the estimated undiscounted future cash flows expected to result from the use of the asset (asset group) and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the asset (asset group), the Company recognizes an impairment loss based on the excess of the carrying amount of the asset (asset group) over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the asset (asset group), when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For the years ended July 31, 2022 and 2021, no impairment of long-lived assets was recognized.

Credit risk

Assets that potentially subject the Company to a significant concentration of credit risk primarily consist of cash, accounts receivable and other current assets.

The Company has designed their credit policies with an objective to minimize their exposure to credit risk. The Company’s accounts receivable are short term in nature and the associated risk is minimal. The Company conducts credit evaluations on its clients and generally does not require collateral or other security from such clients. The Company periodically evaluates the creditworthiness of the existing clients in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific clients.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates. The Company’s exposure to interest rate risk arises mainly from its interest-bearing financial liabilities. The Company periodically reviews its liabilities and monitors interest rate fluctuations to ensure that the exposure to interest rate risk is within acceptable levels. The interest-bearing financial liabilities are carrying at fixed interest rate except for money market loans, bank overdraft and floating interest rate loan. There is no impact on the other comprehensive income.

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INDUSTRY OVERVIEW

The information presented in this section has been derived from an industry report commissioned by us and prepared by Frost & Sullivan, an independent research firm, regarding our industry and our market position in Singapore and around the world.

OVERVIEW OF STRUCTURAL STEEL AND METAL WORKS INDUSTRY IN SINGAPORE

Macroeconomic Background of Structural Steel and Metal Works Industry in Singapore

The per capita nominal GDP in Singapore grew from S$84.4 thousand in 2017 to S$97.8 thousand in 2021, representing a CAGR of 3.7%, and is expected to reach S$128.9 thousand in 2026 at a CAGR of 4.8% from 2022. From 2017 to 2021, Singapore’s population has decreased from 5.6 million to 5.5 million, at a negative CAGR of -0.7% mainly due to the outbreak of COVID-19, and which is expected to recover and reach 5.8 million in 2026. The recovery of Singapore domestic economy, steady population growth and rising per capita economic status have created an active demand for real estate market in Singapore.

The real estate industry is an important pillar in Singapore economic system. From the demand side, the contracts awarded and progress payments in building work increased from S$24.8 billion in 2017 to S$29.9 billion in 2021, representing a CAGR of 4.8% in increase of Singapore total construction demand. Moving forward, the total construction demand in Singapore will continue to grow and reach S$34.0 billion in 2026 at a CAGR of 3.0% from 2022 to 2026. The contracts awarded and progress payments in building work mainly comprises of five segments, which includes residential, commercial, industrial, institutional & others, and civil engineering. The demand of civil engineering will maintain as the largest segment, whose market share is expected to reach 33.4% with S$10.1 billion in 2022. From the supply side, the supply of properties in the pipelines increased from 56.3 million square meters in 2017 to 67.6 million square meters in 2021 at a CAGR of 4.7%, among which the residential accounts for the largest market share of approximately 80%.

Underpinned by their higher construction efficiency, superior material strength and design flexibility, steels are the primary choice for the construction of assemblies and buildings. The steady real estate industry provides a solid base for sustainable demand for steels. Therefore, Singapore continues to import steels from overseas to supplement domestic shortages. From 2017 to 2021, import value of iron & steel in Singapore increased from S$4.6 billion to S$6.4 billion at a CAGR of 8.5%, and is expected to grow from S$7.1 billion to S$9.4 billion in 2026, representing a CAGR of 7.2%. The active steel import activity in Singapore provides a favorable external environment for the development of structural steel and metal works industry.

Definition of Structural Steel and Metal Works

Structural steel and metal works refer to a comprehensive solution of design, fabrication, and installation a variety of steel and metal works to satisfy customized demands in commercial, industrial, residential, institutional, and infrastructural projects.

Mainly deployed in modern construction and building industry, structural steel works involve a series of design, fabrication and installation of steels to make important load-bearing or frame-strengthening elements of the entire building structure. In view of their improved productivity, flexibility as well as sustainability, structural steels are widely used in the construction of the above-ground structure as an important part of the building frame and are also extensively applied in the foundation construction process acting as a load-carrying part of the foundation pile to provide adequate rigidity for the building structure above.

Metal works refer to one-stop solution of shaping and reshaping metals to create useful frames, assemblies, and structures according to customers’ diversified requirements. Ranging from parts processing to large scale manufacturing, metal works are widely implemented in building and customized construction. Generally, main metal works process can be divided into three categories including forming, cutting, and joining. To address different needs in projects, industry participants timely adjust processes, skills, machineries, and tools for producing customized objects. The capability of professional engineering calculations, value chain integration and work processes development are critical to secure competitive edge in the industry.

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Value Chain Analysis of Structural Steel and Metal Works in Singapore

Source: Frost & Sullivan Report

The upstream of structural steel and metal works industry in Singapore comprises of the steel/metal manufacturers and device suppliers for the supply of materials including steel plates, steel pipes and steel section bars regarding to the difference in shapes and other metal. Through operating the production devices and production line, steel/metal manufacturers process crude iron into steels that are available for further fabrication. The downstream market can be divided into five categories based on distinct building structures and development types, including residential, commercial, industrial, institutional, and civil engineering.

Structural steel and metal works providers at the midstream provide one-stop solution for the structural steel and metal works. At the start of workflow, they understand downstream customers’ demand, design the drawings, and generate data depending on the needs. Since distinct architectures require unique structures, structural steel and metal works providers may adjust the scheme flexibly to meet the demand while gaining authority submissions. Through the arrangement of machinery and equipment, customized products will be accomplished to prepare for the final installation and product delivery. Thus, structural steel and metal works providers empower the value chain to create product-added value.

Market Size of Contracts Awarded and Progress Payments in Building Work in Singapore

The market size of contracts awarded and progress payments in building work in Singapore increased from approximately S$24.8 billion in 2017 to approximately S$29.9 billion in 2021, illustrating a CAGR of 4.8%. Due to the outbreak of COVID-19 in early 2020, the market size of contracts awarded and progress payments in building work experienced a decline with disruptions to manpower supply and workflow under safe distancing measures.

Given the government’s effective policy measures to support domestic economy and labor market, the market size of contracts awarded and progress payments in building work rebounded strongly to S$29.9 billion in 2021, and is expected to increase from S$30.2 billion in 2022 to S$34.0 billion in 2026, representing a CAGR of 3.0%. Civil engineering is expected to remain the largest segment, which accounted for approximately 33.4% in 2022, followed by residential (approximately 31.5%), industrial (approximately 17.0%), institutional& others (approximately 9.4%), and commercial (approximately 8.7%) segment.

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Market Size of Contracts Awarded and Progress Payments in Building Work (Singapore), 2017-2026E

Source: Frost & Sullivan Report

Market Size of Structural Steel and Metal Works in Singapore

From 2017 to 2021, the market size of Singapore structural steel and metal works industry by revenue increased from S$644.1 million in 2017 to S$1,014.4 million in 2021, representing a CAGR of 12.0%. The growth rate in market size moderately slowed down in 2020, which was mainly attributed to the increase in raw material price, manpower shortage and construction inefficiency after the outbreak of COVID-19 outbreak.

Moving forward, with the gradual recovery of Singapore domestic economy and continuously increase in the demand of housing, transportation and other ongoing pipeline of projects, the market size of structural steel and metal works will further expand in the coming years. It is forecasted that the market size of Singapore structural steel and metal works industry by revenue is expected to surge from S$1,151.3 million in 2022 to S$1,651.7 million in 2026, representing a CAGR of 9.4%.

Market Size of Structural Steel and Metal Works Industry (Singapore), 2017-2026E

Source: Frost & Sullivan Report

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Key Drivers and Trends of Structural Steel and Metal Works in Singapore

The key drivers and trends of the structural steel and metal works in Singapore include the following:

Solid needs for structural steels from construction of commercial and residential buildings

From 2017 to 2021, Singapore economy maintained a solid growth even under the impact of COVID-19, with its GDP reaching S$533.4 billion in 2021. Driven by the implementation of public housing and infrastructure projects as well as an improvement in investment sentiments, the preliminary total construction demand, that is, the market size of construction contracts to be awarded and progress payments increased from S$24.8 billion in 2017 to S$30.0 billion in 2021, representing a CAGR of 4.8%. Moving forward, the market size of construction contracts to be awarded and progress payments will maintain its growth, increasing from S$30.2 billion in 2022 to S$34.0 billion in 2026 at a CAGR of 3.0%. Among development types, the civil engineering segment will maintain the largest segment and rise at a CAGR of 2.7% from 2022 to 2026, supported by major constructions such as MRT projects including the Cross Island Line, Downtown Line Extension to Sungei Kadut and Brickland North South Line station, etc. In addition, the commercial segment is expected to expand at a CAGR of 5.6% during the same period as hotels and attractions undergo refurbishment to prepare for inbound tourism revival, and older commercial premises are earmarked for development to enhance their asset values. Underpinned by its merits including improved productivity, flexibility in design, better construction environment, improved quality control as well as environmental sustainability, increasing amount of structural steel and metal works are expected to be applied on building works, further stimulating its contribution in the industry in Singapore.

Strong support from the government

Structural steels, as a category of steels used for making construction materials including beams and joints, are one of DfMA (Design for Manufacturing and Assembly) technologies that promote offsite fabrication from prefabricated components to fully integrated assemblies. To support the supply of DfMA components that features with structural steel and metal works, Singapore government formulates a masterplan of advanced manufacturing facilities with 30-year lease term to help produce prefabricated components, sub-assemblies, and Prefinished Volumetric Construction (PPVC) modules in a highly mechanical and automated way. Meanwhile, from the demand side, the Productivity Gateway Framework (PGF) was developed to stimulate the adoption of structural steel works, incorporate productivity during development plan, and implement productive technologies during the construction of public sector projects. As a result, the adoption of structural steels is required as a land sales condition for selected commercial sites. Amid a favorable regulatory environment, more pipeline of projects prescribing DfMA technologies are expected to stimulate construction demand in the future. Both the supply and demand for structural steel and metal works are expected to increase significantly.

Technological innovation and production technique upgrade

Structural steel and metal works industry requires high accurate automation machineries or facilities to ensure overall construction quality. In order to satisfy higher requirements of construction in Singapore, participants in the industry continuously adopt best practices such as addressing just-in-time delivery of steel components, ensuring accurate alignment of steel members, and using innovative working platforms that can be installed and dismantled easily. For instance, administrative workflow is gearing towards digitalization to improve efficiency of information transfer at every work stage. By utilizing APPs with effective UI/UX features and cloud-based work system, frontline staff are allowed to track and report work stages easily. In addition, smart factory with new technologies has become an emerging trend to save manpower, reduce raw material wastage, improve production efficiency as well as product quality. Industry pioneers also strive to cultivate artificial intelligence (AI) capability to analyze data and information to facilitate better decision-making throughout the workflow.

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As for production techniques, considering the deteriorating environmental and noise pollution, the increase in labor costs as well as the unsafety of the workplace, industry pioneers have started to fabricate the steel frames for the modules of PPVC system, which refers to a construction method whereby free-standing modules are completed with internal finishes, fixtures, and fittings in an off-site fabrication facility. As a fully integrated assembly, most of installation and manpower of PPVC modules are transferred to off-site, effectively reducing environmental pollution and labor costs, while improving the safety of working condition. Driven by the continuous upgrades and innovations in technology and production techniques, the structural steel and metal works in Singapore will usher in further growing potential.

Entry Barriers of Structural Steel and Metal Works in Singapore

The entry barriers of the structural steel and metal works in Singapore include the following:

Technology capabilities

Structure steel and metal works feature high accuracy, multiple manufacturing processes and the involvement of specific devices like laser cutter, etc. High accuracy assures the efficient productivity, fast assembly, short construction period of structure steels during the building process. Multiple manufacturing processes involve cutting, drilling, welding and other related working processes while the difficulties are maintaining these techniques accurate and cost-effective. In addition, as the basis, specific devices ensure the implementation of related technology, thus forming a firm technology barrier for structural steel and metal works industry in Singapore.

Capital commitment

Since many structural steel and metal works are customized with wide range of applications, construction of the supporting production lines and manufacturing devices needs large capital support. Further, the raw material accounts for the major expenditure costs, therefore, structure steel and metal works firms are generally regarded as heavy asset corporations. High capital commitment prevents many potential competitors from entering this market in acquiring equipment and steels, etc., thus forming capital commitment barrier in the industry.

Regulatory supervision

Building and construction authority in Singapore has strict regulations considering the issues including quality control, environmental sustainability, and construction environment. For all steel buildings and structures, the acceptable solution would be compliance with SS EN 1993 and SS EN 1994 read with the relevant Singapore National Annexes. Building control regulation should be satisfied by all buildings and structures. New entrants have difficulty meeting regulatory requirements due to stringent vetting procedures and lack of approval from Singapore authorities. Regulatory supervision constitutes the strong entry barrier for Singapore structure steel and metal works industry.

Project experience and monetary efficiency

Experience accumulation is the core for a structure steel and metal works company to succeed. Through project engagement in various fields, corporations can accurately grasp customer demand and speed up product delivery cycles. Management team and operation mode will be more effective based on various customized needs. Newcomers usually need to set up their own workflow after large amount of project experiences, thus customers are more willing to select those mature partners for smooth project schedule. In addition, without abundant project experience and long-term customers accumulation, the newcomers are not able to provide diversified design scheme and products to meet customers’ individual demands, thus forming a project experience and monetary efficiency barrier.

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COMPETITIVE LANDSCAPE

According to the Frost & Sullivan Report, competition in structural steel and metal works industry in Singapore is tense and fragmented with more than 80 players. Top five players have an aggregate market share of 25.2% in terms of revenue in 2021. According to the Frost & Sullivan Report, leading players are expected to gain more market shares and the level of market concentration is expected to increase.

We are the first structural steel and metal works provider in Singapore to have fabricated the steel frames for the modules of a steel PPVC system. In 2021, we generated revenue of S$50.4 million in Singapore, which accounted for a market share of 5.0%. According to the Frost & Sullivan Report, we are ranked third in structural steel and metal works industry in Singapore by revenue in 2021. For further details, please refer to the section headed “Industry Overview” of this prospectus.

Our Directors are of the view that our expertise with different types of steel reinforcement work and formwork, our strong track record of projects and our long-term relationship with our customers and subcontractors help consolidate our position in the market and further expand our business.

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QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation Risk

Inflationary factors, such as increases in personnel and overhead costs, could impair our operating results. Even though inflation has increased in Singapore, the Company does not believe that inflation has had a material impact on our financial position, as the Company generally locks in the material rates per unit prior to the commencement of each project.  As the tender / quotation is largely based on our estimation of project costs, which mainly comprise labor costs, material costs and subcontracting costs, the Company acts to pre-fix the unit rates with the suppliers to avoid any change in the costs of materials, which can directly impact on the Company's revenue.

Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of sales revenue if the revenues do not increase with such increased costs.

Interest Rate Risk

We are exposed to cash flow interest rate risk in relation to bank loans, bank overdrafts and a recourse receivables purchase facility with variable interest rates which is partially offset by bank balances held at variable rates. It is the Group’s policy to keep its borrowings at variable rates at a minimum so as to minimize the fair value interest rate risk.

The Group cash flow interest rate risk is mainly concentrated on the fluctuation of Singapore Interbank Offering Rate (“SIBOR”) and the prime lending rate of our lenders arising from the Group’s Singapore dollar denominated borrowings. Interest rates are subject to change upon renewal.

Interest rate sensitivity analysis

The sensitivity analysis below has been determined assuming that a change in interest rates had occurred at the end of the reporting year and had been applied to the exposure to interest rates for financial liabilities in existence at that date. A 1% increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 1% higher or lower and all other variables were held constant, the Company’s post tax profit for the year ended December 31, 2022 and 2021 would have decreased or increased by approximately $372,037 and $355,126, respectively.

Credit Risk

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. We manage credit risk through regularly evaluating the collectability of financial assets, based on a combination of factors such as credit worthiness, past transaction history, current economic industry trends and changes in payment patterns. We identify credit risk collectively based on industry and customer type. In measuring the credit risk of our sales to our customers, we mainly reflect the “probability of default” by the customer on its contractual obligations and consider the current financial position of the customer and the current and likely future exposures to the customer.

Liquidity Risk

We are also exposed to liquidity risk, which is risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. To manage liquidity risk, the Group monitors and maintains a level of cash and cash equivalents deemed adequate by the management to finance the Group’s operations and mitigate the effects of fluctuations in cash flows.

The Group relies on bank borrowings as a significant source of liquidity. As at July 31, 2022, the Group has available unutilized facilities of approximately US$4.07 million. Management monitors the utilization of bank borrowings regularly.

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, almost all of our combined revenues and combined costs and expenses are denominated in Singapore dollars. All of our assets are denominated in Singapore dollars. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the Singapore dollar. If the Singapore dollar depreciates against the U.S. dollar, the value of our Singapore dollar revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

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OUR GROUP STRUCTURE

The chart below illustrates our corporate structure and identifies our subsidiaries (i) as of the date of our Reorganization (as defined below) and (ii) after giving effect to the Offering:

*Chart shows shareholding before/after the Offering

The above chart assumes an Offering of [*] Ordinary Shares, and assumes that the underwriters’ over-allotment option has not been exercised.
Name	Background	Ownership
NKP Holdings Ltd.	Incorporated on November 8, 2022 as a BVI Business Company in the British Virgin Islands.	100% owned by Brilliance Group

Kong Hwee Iron Works & Construction Pte. Ltd.	Incorporated on July 27, 1988 as a private company limited by shares under the laws of Singapore.	100% owned by NKP Holdings Ltd.

Kong Hwee Engineering Pte. Ltd.	Incorporated on August 8, 2018 as a private company limited by shares under the laws of Singapore.	100% owned by Kong Hwee Iron Works & Construction Pte. Ltd.

Kong Hwee Iron Works & Construction (M) Sdn. Bhd.	Incorporated on April 7, 2010 as a private company limited by shares under the laws of Malaysia.	NKP has a 49% shareholding and effective control through Contractual Arrangements. Ms. Khoo Ee Hiang has a 51% shareholding.

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Brilliance Group, the issuer in this Offering, was incorporated on November 7, 2022 as an exempted Company with limited liability in the Cayman Islands. Ms. Nge Chwee Peng and Mr. Ng Lok Kai @Ng Teck Nam currently hold 60.1% and 39.9%, respectively of the Ordinary Shares of Brilliance Group.

NKP Holdings Ltd. was incorporated on November 8, 2022 as a British Virgin Islands Business Company. NKP Holdings Ltd. is wholly owned by Brilliance Group.

KHIW was incorporated on July 27, 1988 as a private company limited by shares under the laws of Singapore. Ms. Nge Chwee Peng and Mr. Ng Lok Kai @Ng Teck Nam each holds 60% and 40% , respectively, of the ordinary shares of KHIW.

Kong Hwee Engineering Pte. Ltd. was incorporated on August 8, 2018 as a private company limited by shares under the laws of Singapore. KHIW and Ms. Nge Chwee Peng each holds 60% and 40%, respectively, of the ordinary shares of Kong Hwee Engineering Pte. Ltd.

KHSB was incorporated on April 7, 2010 as a private company limited by shares under the laws of Malaysia. Ms. Nge Chwee Peng, Mr. Ng Lok Kai @Ng Teck Nam and Ms. Khoo Ee Hiang each holds 39%, 10% and 51%, respectively of the ordinary shares of KHSB Under a contractual arrangement between Ms. Nge Chwee Peng, Mr. Ng Lok Kai @Ng Teck Nam and Ms. Khoo Ee Hiang, KHIW has effective control over KHSB. See “Contractual Arrangements” below.

We will consummate a reorganization on or before [*], 2023 (the “Reorganization”), pursuant to which Ms. Nge Chwee Peng and Mr. Ng Lok Kai @Ng Teck Nam will exchange their ordinary shares in KHIW, Kong Hwee Engineering Pte. Ltd. and KHSB for Ordinary Shares of the Company. Pursuant to the Reorganization, Ms. Nge Chwee Peng and Mr. Ng Lok Kai @Ng Teck Nam will each hold 60.1% and 39.9%, respectively, of Brilliance Group. Kong Hwee Engineering Pte. Ltd. will become 100% owned by KHIW, which in turn will become 100% owned by NKP Holdings Ltd. NKP Holdings Ltd. will hold 49% of the ordinary shares of KHSB, and control KHSB through contractual arrangements with Ms. Khoo Ee Hiang. See “Contractual Arrangements” below.

Since Brilliance Group and its subsidiaries are effectively controlled by the same controlling shareholders before and after the Reorganization, they are considered under common control. The transactions were accounted for as a recapitalization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

Our Controlling Shareholders, Ms. Nge Chwee Peng and Mr. Ng Lok Kai @Ng Teck Nam currently holds 60.1% and 39.9%, respectively of the Ordinary Shares of Brilliance Group. Upon consummation of this Offering, our Controlling Shareholders will own [15,000,000] of our Ordinary Shares, which will represent [*]% of the total voting power of our outstanding Ordinary Shares. See “Risk Factors” Because we are incorporated under the laws of the Cayman Islands, our controlling shareholders may exercise their powers as shareholders, including the exercise of voting rights in respect of their shares, in such manner as they think fit. You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal or state courts may be limited.” for more information.

Contractual Arrangements

On February 1, 2023, Ms. Nge Chwee Peng, Mr. Ng Lok Kai @Ng Teck Nam and Ms. Khoo Ee Hiang entered into a shareholder agreement (the “1st Shareholder Agreement”) as shareholders of KHSB, pursuant to which effective control is transferred to KHIW.

At the Reorganization, NKP Holdings Inc. will enter into a shareholder agreement (the “2nd Shareholder Agreement”) with Ms. Nge Chwee Peng, Mr. Ng Lok Kai @Ng Teck Nam and Ms. Khoo Ee Hiang  as shareholders of KHSB, pursuant to which the 1st Shareholder Agreement will be terminated, and effective control of KHSB will be transferred to NKP Holdings Inc.

Such contractual arrangements have not been tested in the Malaysia courts and there are substantial uncertainties regarding the interpretation and application of current and future Malaysian laws, regulations, and rules relating to these contractual arrangements. If the Malaysia government finds these contractual arrangements to be non-compliant with Malaysia laws, or if the relevant Malaysian laws, regulations, and rules or the interpretation thereof change in the future, we may be subject to severe penalties or be forced to relinquish our interests in KHSB or forfeit our rights under the contractual arrangements.

The significant terms of the contractual arrangements are as follows:

1st Shareholder Agreement

Pursuant to the 1st Shareholder Agreement entered into on February 1, 2023 between Ms. Nge Chwee Peng, Mr. Ng Lok Kai @Ng Teck Nam and Ms. Khoo Ee Hiang as shareholders of KHSB, all control and power to direct all business activities that most significantly impact the economic performance of KHSB is transferred to KHIW. KHIW would award contracts to KHSB, in order to supply and fabricate steel/products for KHIW’s third party customers. The commercial terms and prices for KHSB’s supply and services to KHIW are solely determined by KHIW. KHIW are to provide financial, credit or loan facilities to KHSB as needed for its daily operations and current liabilities. KHIW has the obligation to absorb losses of KHSB, or the right to receive benefits that could be potentially significant to KHSB. KHIW has the option to acquire all the shares of KHSB.

2nd Shareholder Agreement

Pursuant to the 2nd Shareholder Agreement to be entered into between NKP Holdings Inc. and Ms. Nge Chwee Peng, Mr. Ng Lok Kai @Ng Teck Nam and Ms. Khoo Ee Hiang as shareholders of KHSB, on [*], all control and power to direct all business activities that most significantly impact the economic performance of KHSB shall be transferred to NKP Holdings Ltd. KHIW will award contracts to KHSB to supply and fabricate steel/products for KHIW’s third party customers. The commercial terms and prices for KHSB’s supply and services to KHIW are to be solely determined by KHIW. KHIW is to provide financial, credit or loan facilities to KHSB as needed for its daily operations and current liabilities. NKP Holdings Ltd. has the obligation to absorb losses of KHSB, or the right to receive benefits that could be potentially significant to KHSB. NKP Holdings Ltd. has the option to acquire all the shares of KHSB.

As agreed between NKP Holdings Inc. and Ms. Khoo Ee Hiang, NKP Holdings Inc. shall have the right to acquire, at any time, any and all of the shares of KHSB held by Ms. Khoo Ee Hiang at a consideration to be determined based on the fair market value of those shares at the relevant time. It is also the agreement of the shareholders of KHSB that NKP Holdings Inc. has powers to direct all business activities that most significantly impact the economic performance of KHSB. As at the date of this prospectus, KHSB is not carrying on any other business other than operating as a manufacturing plant for KHIW, and as such, NKP Holdings Inc. directs all the business activities of KHSB.

The VIEs and Malaysia Operations

While the significant majority of our revenue was generated by our operating subsidiary, KHIW, the supply of some of our materials for our business is provided by KHSB, which we hold through a variable interest entity structure. The majority of the shares in KHSB is held by Ms. Khoo Ee Hiang, who is a Malaysian citizen and also a senior employee of KHIW.  On February 1, 2023, Ms. Nge Chwee Peng, Mr. Ng Lok Kai @Ng Teck Nam and Ms. Khoo Ee Hiang entered into a shareholder agreement (the “1st Shareholder Agreement”) as shareholders of KHSB, pursuant to which effective control of KHSB was transferred to KHIW and enabling us to obtain substantially all of the economic benefits arising from KHSB as well as to consolidate the financial results of KHSB in our results of operations. Although the structure we have adopted is consistent with longstanding industry practice,  the Malaysian government may not agree that these arrangements comply with Malaysian registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future.

It is uncertain whether any new Malaysian laws, rules or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or KHSB are found to be in violation of any existing or future Malaysian laws, rules or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant Malaysian regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including revoking the business and operating licenses of KHSB, requiring us to discontinue or restrict the existing manner of our operations, requiring us to restructure our operations or taking other regulatory or enforcement actions against us. The imposition of any of these measures could result in a material adverse effect on KHSB In addition, it is unclear what impact the Malaysian government actions would have on us and on our ability to consolidate the financial results of KHSB in our consolidated financial statements, if the Malaysian government authorities were to find our legal structure and contractual arrangements to be in violation of Malaysian laws, rules and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of KHSB and if we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of KHSB in our consolidated financial statements. Any of these events would have a material adverse effect on our business, financial condition and results of operations. For more information, please see Risk Factors – “If the Malaysia government deems that the contractual arrangements in relation to KHSB do not comply with Malaysian laws, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to penalties or be forced to relinquish our interests in those operation”, and “We may lose effective control over the operations of KHSB”.

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BUSINESS

Overview

Brilliance Group was incorporated as an exempted company in the Cayman Islands on November 7, 2022 as a holding company of our businesses. As a holding company with no material operations of our own, and our Group’s business is carried out primarily through our main operating subsidiary, KHIW, a leading steel fabricator in Singapore specializing in structural steel and metal works. We procure raw steel material from our suppliers, design and fabricate the steel products in-house, and install the finished products according to our customers’ specifications. We have an associate company, KHSB, in Malaysia, which operates a manufacturing plant that supplies our main operating subsidiary, KHIW, with manpower and usage of the manufacturing plant in Malaysia that we use for our steel fabrication work.

We established our business in 1965 as Kong Hwee Iron Works & Construction, with a focus on fabricating doors, windows, metal barriers and metal poles. Kong Hwee Iron Works & Construction was registered as a sole proprietorship in 1966. Expansion of our business began in 1975 when we received an influx of contracts for the building of residential buildings, basic infrastructure, airports, piers and train lines. Under the requirements of the Building and Construction Authority of Singapore, Kong Hwee Iron Works & Construction was subsequently converted into Kong Hwee Iron Works & Construction Pte. Ltd as a private limited company in 1988. Our expansion continued and by 1995, we were able to take on larger facility projects such as schools, stadiums and sports complexes. Since then, we have continuously invested in our production processes, equipment and machinery, the expertise and skillset of our workforce, and in our facility spaces. Over the course of more than 55 years in the steel fabrication industry, we have participated in various projects in Singapore, including prominent projects involving 100 meter span trusses at MICRON, floating pontoon at Fullerton Bay Hotel, high rise buildings such as 268 Orchard Road, bridges, Mandarin Gallery and space frames amongst others. As at the date of this prospectus, we had 21 projects with aggregate contract sums of approximately S$46,100,000. Contracts are billed periodically upon completion of  agreed milestones pursuant to our customer agreements. The agreed milestones may be different across our various projects, therefore there is no fixed or standard timeframe for the performance of milestones or the making of expected payments. As at the date of this prospectus, our issued invoices for works completed amount to approximately S$12,500,000, while we also expect to receive approximately S$3,100,000 retained by customers as retention monies for completed works in the period up to March 31, 2024. We further expect to bill in the aggregate approximately S$20,000,000 for our existing projects upon completing their respective milestones.

We participate as a subcontractor for structural steel and metal works in both public sector and private sector projects in Singapore. During the Track Record Period, we recognized revenue from 35 projects, and completed 18 public sector projects as well as 17 private sector projects as a subcontractor. Subsequent to the Track Record Period and up to the date of this prospectus, we had completed 14 projects, namely Tampines Bus Interchange, Sembawang & Tengah Air Base, and Siltronic Factory as a subcontractor. As at the date of this prospectus, we have had 9 public sector projects and 12 private sector projects as a subcontractor on hand with aggregate contract sums of approximately S$19,400,000 and S$25,700,000 respectively. During the Track Record Period, our revenue was approximately S$125,000,000 and our net profit was approximately S$1,840,000.

Our suppliers mainly supply to us raw material for metal fabrication works, accommodation for the foreign workers we employ, and other construction materials and consumables such as steel, timber, metal formwork as well as metal ware products that we may require. We do not enter into any long-term contract with our suppliers and generally procure construction materials by placing orders on an anticipated consumption and need basis.

Our major customers consist of internationally renowned main contractors and construction companies, which awarded us contracts involving the projects that we are subcontracted for. All our customers and projects are located in Singapore and all of our service fees are denominated in Singapore dollars.

Since our establishment, we have been granted numerous awards in recognition of our performance in the construction industry. We also hold certifications such as ISO 9001:2015, ISO 9001:2015, SS 506 Part 1:2009 / BS OHSAS 18001:2007, BizSafe Level Star, General Builder Class 1 & Specialist Builder (Structural Steelwork), S1 Structural Steel Fabricator, Corporate Member of Singapore Structural Steel Society, which are required for building, industrial plant or portal structures over 30 meters in height, and large span portal, bridges or trusswork over 30 meters in span.

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Our Strengths

We believe that we are well-positioned to achieve our strategic goals through several key business strengths, including the following:

Our proven track record as a subcontractor has established a reputation in the construction industry

We have been involved as a subcontractor in different types of major structural steel and metal works projects in the past 57 years which include residential housing, offices, commercial, industrial and institutional developments and infrastructure.

Through our participation as a subcontractor in projects of various scales and complexity, we have established a reputation in Singapore as a subcontractor specializing in the structural steel and metal works sector. During the Track Record Period, we had been able to participate as a subcontractor in several structural steel and metal works projects in Singapore, such as National Cancer Centre, Siltronic Singapore Factory and Shaw Tower @ Beach Road. As at the date of this prospectus, the outstanding contract value for our projects on hand amounted to approximately S$20,000,000.

We believe our capability as a subcontractor in handling structural steel and metal works projects allows us to stand out amongst our competitors as our customers can readily approach us regardless of the various types of structural steel and metal works which is required from their projects. Our established reputation and proven track record in handling a variety of structural steel and metal works projects with profound knowledge and professional experience has allowed us to gain our customers’ confidence, and hence has enabled us to historically secure a continuous stream of projects.

We maintain good relationships with our customers and our subcontractors

We value the relationships with our customers as we believe that maintaining stable relationships with our customers is crucial to the success of our business. Such good relationships not only help us understand the demands of our customers as soon as practicable but also liaise with our customers in a more effective manner should challenges arise. More importantly, we believe the good relationships with our customers would increase our Group’s exposure in the industry and such exposure would provide the Group with more opportunities to be invited to tender or to submit quotations for forthcoming projects, which is conducive to securing a steady stream of projects for us.

To maintain good relationships, we keep in close contact with our customers during the course of the projects, including attending regular meetings and making prompt responses to our customers’ project requirements. When we perform our structural steel and metal works projects, we use our best endeavors to meet the schedules of our customers by means of arranging sufficient manpower for the particular project and/or adding extra shifts wherever necessary. As at the date of this prospectus, we have maintained long-term and stable business relationships with our top three customers in terms of revenue for the Track Record Period for over 5 years.

Though we ourselves are subcontractors, there are occasions when we subcontract part of our work to our subcontractors. We partially outsource some of our fabrication and installation work for approximately 30% of the number of projects we are involved in. We understand that good relationships are essential to the smooth operation of our project work. To achieve this, we keep in close contact with our subcontractors and try to collect from them updated information about the availability of their manpower and technical capacity. Upon the execution of a subcontract, we communicate with the relevant subcontractor over the requirements of the subcontract work in accordance with the contract we enter into with our customer. During the course of the project, we supervise the work performed by our subcontractor frequently, require our subcontractor to regularly report the work progress to us and ensure that its workers comply with the relevant safety rules and regulations. Whenever our subcontractors give us feedback in relation to their work, we respond to it as soon as practicable to do so. We maintain good relationships with our subcontractors through effective communication. As at the date of this prospectus, we had developed strong business relationships with our subcontractors in terms of subcontracting charges for the Track Record Period.

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We use the latest machinery, equipment and technology for our projects

In order to keep up with our steady stream of projects, we use the latest technology and machinery equipment such as CNC bending machines, drilling machines, laser cutting machines and 3D welding table which help improve our product quality and increase our productivity.

We have our own in-house team of detailers from both civil engineering and architectural backgrounds with more than 10 years of experience in steel detailing. Our team of detailers assist to prepare detailed drawings, plans, and other documents to demonstrate compliance with standards and regulations, explain in detail connections between different components, and to show all of the dimensions, tolerances, symbols, specifications, and other important information necessary for steel fabrication. All our BIM detailers are Tekla Structural Steel licensed with combined certificates in Revit Architecture and Structure. To stay competitive with the latest construction techniques, we continuously work towards upgrading our detailing process. Currently, our detailers are working on combining 3D Navisworks and Microsoft Projects Software to achieve BIM 4D project analysis. Though our preference is to use our own in-house team of detailers for our projects, we do engage third party detailers to assist with our detailing works when there is influx of projects, but as a quality control measure, these third party detailers will report to and be managed by our in-house detailing team leader.

We have the ability to secure skilled and efficient labor for our projects

The structural steel and metal works industry in Singapore has long relied on foreign workers for the provision of structural steel and metal fabrication and installation works and we also employ foreign workers for our projects. Over the years of our business operation, we have gradually built a labor network through which we are able to secure adequate workers for our projects. Hence, despite the challenge of labor shortage that the structural steel and metal works industry in Singapore continuously faces, we believe that we retain the ability to mobilize a large workforce via our broad labor network and to manage manpower issues well.

In order to retain experienced and skilled foreign workers and relieve our burden of utilizing the government imposed man-year entitlement (“MYE”), we encourage our basic-skilled workers to take an upgrading course accredited by BCA. Upon completion of advanced training and obtaining of the requisite certificate, the basic-skilled foreign workers in Singapore will become upgraded to higher-skilled foreign workers. Such an upgrade of our foreign workers will enable us to qualify for an MYE waiver and for lower foreign worker levy (“FYE”). With the MYE waiver, we can apply or renew the work permits of these higher-skilled foreign workers without the need for MYE. In addition, we ensure that the workers we employ possess the skills required for the particular work they need to perform. To do this, we tend to employ those foreign workers who have continually worked for our projects and whose previous performance is to our satisfaction. We also prefer referrals from the foreign workers who are familiar with our work environment as they are able to help us identify suitable candidates based on our task requirements. Further, we incentivize our foreign workers to attend skills improvement courses by offering an increment in hourly wages upon their completion of the training and obtaining of the requisite certificate.

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As at the date of this prospectus, we have approximately 200 foreign workers and 60 office staff, of which about half are Singaporeans and/or Permanent Residents, with the other half being either S Pass or Employment Pass holders. Approximately 80 foreign workers had maintained relationships with us for more than five years and 30 foreign workers had maintained relationships with us for more than 10 years.

We invest heavily in research and development

We are continuously investing in improving and upgrading our technical expertise and knowledge on emerging technologies to develop solutions that improve our productivity, especially in the fabrication process. We have established an in-house research and development (“R&D”) team since 2015 to explore ways to upgrade our factory processes using technology. The initial R&D team was led by our project director, and comprises employees from various departments, such as project engineer, project manager and factory supervisors. In 2021, our R&D team consist of 1 project engineer, 1 operation manager and 1 project director who oversees and coordinates with external researchers and developers to build up our IT capabilities and output capabilities. Since then, we have implemented Enterprise Resources Planning software to build up our information and workflow accuracy.

Apart from our in-house R&D, we have established partnerships with Nanyang Technological University Singapore a university in Singapore to conduct research and collaborate on ideas to improve productivity and efficiency in our factory workflow process. The collaboration allows us to gain insights on self-learning technology and the capability to implement suitable technology into our processes. We provide actual problems and factory access to the researchers to gather actual data, which will allow them to use the data collected to formulate the software that helps our factory process.

We have an experienced management team

Our management team has extensive technical and business knowledge in the fields of steel fabrication and metal works. Our senior management personnel, including Mr. Ng Lok Kai @Ng Teck Nam (Managing Director), Ms. Nge Chwee Peng (CEO/DFO) and Mr. Natarajan Kannan (Business Development Manager), who possess over 55, 37 and 25 years of experience in the structural steel and metal works industry respectively, have been in charge of various large-scale projects. Our project managers competently supervise our on-site workers and subcontractors and ensure that we deliver quality and timely works. Our experienced contracts manager considers the viability of projects with the senior management team before submitting tenders or quotations and oversees the preparation of competitive quotations. We consider our management and technical teams’ extensive expertise, advanced know-how and knowledge of steel and metal works fabrication and installation to be our valuable assets which form the foundation of our continued success.

We are committed to delivering timely quality works

We understand that completing our projects on schedule is vital in the structural steel and metal works industry and we seek to constantly improve our quality, timeliness, safety standards, quality control and environmental protection measures. In addition, we use our best endeavors to avoid delays in delivering our works as well as to ensure the provision of quality works.

During the Track Record Period, we had recognized revenue from 35 projects for steel design, fabrication and installation works, of which 14 projects had been completed. Subsequent to the Track Record Period and up to the date of this prospectus, we had completed 14 steel design, fabrication and installation works. None of our projects had involved the payment of liquidated damages, arising from late delivery of our work. Our emphasis on completing our works on schedule together with providing quality work has helped enhance our competitiveness as well as increase our customers’ confidence in our works, which we believe will enable us to continuously secure large-scale projects through retaining current customers and attracting new ones.

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Our Strategies

Our main objective is to strengthen our market share and be an omnipotent steel fabricator in Singapore. To achieve this, we set out our business strategies as follows:

We intend to digitize our administrative and operational processes

With the significant changes the world has undergone in the last decade, specifically since the COVID-19 pandemic, it has become more important and crucial for businesses to digitalize their processes to keep pace with the changing market dynamics. We intend to digitalize four aspects of the business. Firstly, we intend to implement a paperless green administrative process where information can be digitally transferred with ease at every stage of a project. This would allow our frontline staff to report and track important information at the various stages of any project. The system will be available via a mobile application and will include user-friendly UI/UX features that provide information as soon as it is being updated in the system as compared to the current process where it will be updated on a weekly basis.

We will also be shifting our centralized work system to a cloud-based server so as to allow for more efficient remote working capabilities whereby all our data is stored in a centralized system that all company personnel will be able to get access to on a need-to-know basis. With the improvement of our remote working capabilities, it will also enable us to recruit internationally and potentially reduce our overall government levy and manpower costs.

Our digitalization plans also involve the conversion of our current factory to a smart factory with the use of technology such as cloud-based server, human resource planning software, enterprise resource planning software, workflow automation software, vehicle fleet management software, tools and consumable management system, and factory production management and tracking system.

This will in time reduce manpower and raw material wastage and improve on our efficiency and quality of the end product. For example, the structural steel and metal work that we engage in involves a large amount of welding. The implementation of advanced machinery such as the use of robotic arms for such welding works may potentially improve the accuracy of welding related work, leading to shorter welding times and more efficient output.

Lastly, we will be investing in artificial intelligence technology to help analyze data and information to enhance our overall work processes. For example, we are working with professionals and tertiary education partners to incorporate certain algorithms to help with our planning process. When we tender for projects, we need to plan for the resources we require to execute the project, such as whether additional manpower or subcontractors will be required for fabrication or installation works. These algorithms are expected to help us quickly, accurately and automatically gauge the amount of resources we require once we provide the system with the information it needs to make the assessment.

We intend to strengthen our strategic alliances with third parties to expand our business

As our business grows and we are required to secure and manage new projects, we intend to establish partnerships with more suppliers, subcontractors, and overseas industry leaders to enable us to produce beyond our own facility output limits and help us achieve economies of scale and become more cost-efficient.

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We intend to enter into long-term agreement with key product suppliers to ensure product quality, service quality and price advantages, as well as identify new suppliers according to our project scale and matching the right projects with the right suppliers based on our supplier evaluation.

We will also carry out forward planning and forecast with our sub-contractors and to lock in long-term agreement with our sub-contractors. This will ensure the quality of work of the sub-contractors will be in accordance with our standards. Similar to suppliers, we will also match the right projects with the right sub-contractors as each sub-contractor may have different skillset.

As part of our expansion plan, we are identifying new markets for our business and have been in touch with overseas industry leaders to better understand the needs and requirements of projects outside of Singapore. Any expansion of our business outside of Singapore will largely depend on whether our in-house capabilities are able to meet the project expectations and requirements.

Partnering with institutions to further enhance our R&D capabilities, such as for the creation of new technology and/or software to improve our business operations, is also something we will be focusing on as part of our plans to expand and diversify our business. The licensing or sale of such new technology and/or software to industry leaders and other third parties will provide us with an additional revenue stream that will contribute positively to our financial performance.

We intend to strengthen our manpower in managerial and technical expertise

We understand that in order to take on projects of a larger scale, there is a need for more efficient management and technical expertise. Hence, in the management aspect, in addition to the supervision of overall management of our Group by Mr. Ng Lok Lai @Ng Teck Nam and Ms. Nge Chwee Peng, our Major Shareholders, we are in the process of recruiting managers and team leaders who will undergo both internal and external training, to enable them to lead their teams and excel in their work.

Further, all our staff and workers will undertake in-house training programs to familiarize themselves with the skills to operate and navigate the new systems we intend to employ, to ensure optimum productivity and efficiency.

Our Main Business Activities

We offer services in structural steel and metal works. We may provide these two work categories either individually or as a whole package, depending on the requirements of our customers. The characteristics of each of the work categories are set out below:

Structural Steel works

Our expertise in the area of structural steel works include the designing, fabricating and installation of a variety of structural and architectural steelworks for commercial, industrial, residential, institutional and infrastructural projects. Completed projects in Singapore include 100 meters span trusses at MICRON, floating pontoon at Fullerton, high rise buildings such as 268 Orchard Road, bridges, Mandarin Gallery, space frames and many others. Our in-house team of engineers, detailers, production and project coordinators are well-trained and experienced to handle all kinds of structural steelwork and fabrication work in our fully-equipped workshops.

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Metal Works

We provide our customers with a one-stop solution for their metal work needs. We offer design, shop drawings, professional engineering calculations, authority submissions, fabrication and installation according to our customer’s requirements. Some of our typical projects include railings for balconies, corridors, staircases, ramps, catwalk, cat ladder, ship ladder, gratings, grilles and fencing, among others. We also produced and installed modular sub-frames for external stone claddings at Resorts World Sentosa. We have a full range of machinery and equipment, including a laser cutter, to produce various metal structures according to our customers’ specifications and design.

We also fabricate and install all types of stainless steel works. Common products include metal railings to steel staircases, balconies, corridors, sub stations, air-con ledge, drain grating, manhole covers, trench covers, grilles and fencing, amongst others. Additionally, the choice of in-fill for stainless steel railings can be glass, horizontal or vertical rails, stainless steel cables, stainless steel or aluminum perforated panels.

Operation Process

Overview

The average duration of the projects we undertook during the Track Record Period was approximately 24 months from tender/quotation preparation to project completion.

Our operation process typically involves four major phases, diagrammatically as follows:

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Major steps	Duration

Tender/quotation preparation and submission	One to 15 weeks Two to 12 weeks

Award of contract and project acceptance

Six to 48 months

Execution and project implementation

Six to 14 months

Project completion

Notes:

1.

The time frame is for illustrative purposes only. The actual frame of a given project may vary significantly as it depends on various factors, including (i) change of designs; (ii) adjustment to the scope of work; and (iii) inclement weather conditions.

2.	We would have internal evaluation where our tender or quotation submissions are unsuccessful.

Tender/quotation preparation and submission

Pre-tender assessment

Our projects consist of private sector and public sector projects. Operating as a subcontractor, we are typically invited by our existing customers, or potential customers, which are usually main contractors or construction companies, to quote or tender.

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Upon receipt of an invitation to quote or tender for a project and prior to submitting a bid for the said project, we normally set up a tender team consisting of our managing director, operation director, general manager and contracts manager. These personnel examine the documents and construction drawings provided, work programs, contract requirements and specifications, site environment, site constraints, anticipated difficulties such as the scale and complexity of projects, and other relevant information to ascertain the feasibility and potential competition of the project. The tender team may also attend site visits and/or briefing sessions to gain a better understanding of the site environment, site conditions and the environment nearby. To decide whether we will submit a quote or a tender, our tender team will take into consideration, among others, the following factors:

•	our ability and capacity to meet the project requirements;

•	our history with the customer, including whether or not there were any previous successful tenders;

•	the customer’s reputation;

•	our market position, tendering resources and competitiveness in the current industry climate;

•	site environment;

•	the availability of foreign workers;

•	the availability and cost of raw materials and consumables;

•	the commercial and technical risks involved;

•	the approximate project value and duration of the project; and

•	the estimated tendering costs.

Tender preparation and review

Once a decision to proceed with the tender has been made, our contracts department, with the assistance of our quantity surveyor, will prepare the tender submission documents and quotations as required for the particular project. Such documents will be prepared with due consideration given to the commercial and technical specifications of the project, and usually involve a review of the contract schedule, preparation of the bill of quantities which sets out the scope of works required, determination on the resources that will be drawn upon (including any follow-up efforts in obtaining quotations from suppliers and subcontractors), review of the general and specific equipment requirements and associated costs, calculation of the man-hours as well as determination of the number of foreign workers required to perform the project at each stage of construction.

On completion of the above, we will hold a tender review meeting with our management, during which we will confirm our readiness to submit the tender. Our management team will make the final decision on the submission of the tender, having regard to our ability and capacity to meet the project requirements as well as our history with the customer in relation to other contracts, and the commercial terms and conditions of the project. Our management team will also evaluate the risks of the tender, explore the use of new technologies, materials or equipment, review the project financing requirements comparative to our profit/margins and ascertain our ability to meet deadlines.

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Submission of tender

Submission of any tender is made in accordance with the following prescribed levels of authority, which were applicable as at the date of this prospectus:

•	for tender amounts up to S$500,000, approval can be granted by our contracts manager or operation director; and

•	for tender amounts exceeding S$500,000, approval is granted by our managing director or general manager.

The tender package is formally submitted to the customer only when our management is satisfied that all issues have been addressed and approval has been obtained from our board, where necessary.

For our short-term projects, the approval requirements are the same as those of our projects requiring submission of tenders, depending on the contract value of the projects.

Pricing Strategy

Our tender pricing is prepared by our contracts department with the assistance of our quantity surveyors. It is usually determined by the project size based on the quantum of works involved and complexity of the project as well as the site environment. In addition, our submission of tender prices usually has taken into account a number of factors, including our existing manpower and resources, the cost of raw materials, the number of foreign workers required, whether the work is within our expertise, the schedule of completion of the work, whether we have the capacity to accept the new tasks, our relationship with the customers, the prevailing market conditions and possible prices offered in our competitive bids.

Our contracts can be classified into two types: (i) fixed price contracts; and (ii) provisional price contracts subject to remeasurements. For our fixed price contracts, the initial contract value is expressed to be a lump sum and no allowance is provided for remeasurements if the actual quantities of work and materials differ from any estimates available at the time of contracting, except for variations ordered by our customers. For our provisional price contracts, the initial contract value is an estimate of the value of work to be done, based on the bills of quantities submitted for tendering. Remeasurements based on the actual as-built quantities of work according to the unit price or rate provided in the contract are anticipated. We are entitled to claim the variation orders initiated by our customers and stated in our contract.

Price Fluctuations

Whilst contracts with our customers have a pre-determined and fixed fee or fixed unit rates throughout the contractual period, we are subject to fluctuations in actual material, manpower and subcontracting costs which are the main components of cost of sales. The fixing of the contract fees for the purpose of submitting our tenders or quotations for new projects is largely based on our estimation of project costs. After we enter into an agreement with a customer, we will then start to procure the necessary materials and engage subcontractors, if necessary. There is normally a time lapse between the submission of the tender or quotation and the procurement of materials and the hiring of subcontractors, if necessary. There is no assurance that the actual time and costs involved would be within our estimated budget. Any inaccurate estimation of the amount of time and costs involved in completing a project may be affected by various factors, including unexpected significant increases in manpower and associated labor costs, material costs, unforeseen site conditions, accidents, departure of key management personnel, adverse weather conditions, and non-performance by our subcontractors. Should there be any material inaccurate estimation of the amount of time, manpower and costs involved, delays in completing a project and/or cost overruns may happen, which can materially and adversely affect our business, financial condition, results of operations, cash flows and prospects.

Since the start of the pandemic, global steel prices have increased. This has had a direct impact on the company’s profitability, as we have had to take into account the rise in steel prices when fixing contract fees, reducing our potential profit in order to submit a competitive tender/ quotation.

To manage the increase in global prices, the company established procurement strategies to secure steel supplies through our long-standing relationships with suppliers and by monitoring market trends. We have also taken cost control measures and alternative pricing models to carefully assess the risks associated with each project to maintain its profitability.

The Company's suppliers are generally from Singapore, Malaysia (KHSB) and the People's Republic of China and for the two year period ended December 31, 2022, our suppliers have delivered all supplies in a timely manner, other than during  lock-down / restrictions mandated by law. The Company is not aware of any potential shortage of steel supplies.

Award of contract and project acceptance

Upon notification from the customer that we have been awarded the contract, our contracts department normally receives a letter of award or a letter of intent from the customer. Our contracts department reviews the contract award documentation against the original tendering documents to identify any variations. Upon receipt of the formal contract, we will review the contract documentation award package against the original tendering documentation to identify any changes, variations or discrepancies. In the event of such changes, variations or discrepancies, we will notify the customer in writing, clearly documenting any discrepancies.

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Following the satisfactory review of the award documentation, our operation director appoints a project manager. The appointed project manager is responsible for collating all relevant information and documentation in preparation for the initial project meeting, which include:

•	commercial and tender reviews;

•	drawings and the documentation register;

•	the scope of work;

•	the organization chart;

•	the baseline duration and manning schedule;

•	a budget summary; and

•	the award documentation.

For any awarded contract which requires a performance bond, we typically arrange to provide for such a performance bond between 14 and 28 days from the award date. Generally, the quantum of a performance guarantee required is 5% or 10% of our initial contract value. Our managing director and operation director would hold discussions on the formation of the project team and various issues including deployment of manpower, allocation of machinery usage, engagement of subcontractors and suppliers and other resources with respect to the awarded contract.

The project manager appointed to take charge of the project is also responsible for discussing with the customer’s project representatives on project matters including the allocation of site offices, working schedules, machinery and material storage areas.

Forming a project team

To implement our project, we need to form a project team, the size of which may vary with the scale and complexity of the project. A project team of ours typically comprises the following key personnel: project director or senior project manager, project manager, quantity surveyor, project engineer, site supervisor and workplace safety and health coordinator. On the one hand, our managing director will closely monitor the progress of the project on a continuous basis and ensure that the relevant legal and contractual requirements are complied with. On the other hand, our project team will oversee the project on site and report the project status to our managing director and General Manager / Director of Operations and identify any problems that need to be resolved from time to time.

Set out below are some general duties individually performed by members of a project team:

Operation director

Our operation director is responsible for overseeing our on-going projects with the assistance of our project managers and senior project managers reporting directly to him. Our operation director monitors the overall progress of the projects and the actual expenses incurred in each project against our budget plan. He flags out potential issue and check on the overall progress of the projects with the project managers and ensure that all projects are handled according to our procedures and standards. He reports the progress of the projects directly to our managing director and CEO.

Quantity surveyor

Our quantity surveyor is responsible for preparing tendering documents, performing cost estimation, assessing the quantity of completed works, preparing interim payment submissions, and approving the value of work done by our subcontractors, payment to suppliers and quantitative information for claims and final accounts.

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Project manager

Our project manager is responsible for the day-to-day execution and administration of our projects. He prepares, supervises and approves the project execution plan. He is also responsible for liaising with the main contractor, the subcontractor(s), and the customer’s representatives regarding work schedules, resource allocation, technical compliance as well as attending progress meetings.

Our project manager also monitors workmanship, manages the work performance and progress of subcontractors and suppliers designated for the project and handles complaints from customers or other external parties. In addition, he generates progress reports and ensures that all works are carried out in accordance with the applicable safety requirements and safe work procedures of the project.

Project engineer

Our project engineer prepares daily activity schedules in accordance with the main works schedules and sequence of works. He works closely with the project manager on the various projects. He also monitors the progress of works against planned schedules, and manages workers and subcontractors as well as quality control, work progress, material wastage control and resource allocation.

Our project engineer also assists in overseeing the progress of works for the submission of progress reports to the customer. In addition, he ensures all works are carried out and all the installations are done in accordance with the approved drawings and specifications.

Site supervisor

Our site supervisor supervises workers and ensures that they perform works in accordance with the instructions from our project engineer and project manager. Our site supervisor also allocates manpower according to the work schedules and reports the progress of the project to our project manager.

Workplace safety and health coordinator

Our workplace safety and health coordinator is responsible for ensuring the safety of our operations. He identifies all potential work hazards prior to the commencement of any work and disseminates all safety information to all workers. He, with the assistance of our site safety supervisor(s), enforces safety measures, prepares safety equipment and reports safety incidents.

Execution and project implementation

Executing contracts and signing sub-contracts

Upon agreement of contractual terms, contracts and sub-contracts will be signed and executed by the relevant parties.

Executing the construction schedule

Upon execution of the contract of the project, our operation director commences discussion with members of the project team at the site office on works execution processes including the timeframe for completion of works, planning and allocation of manpower and machinery resources and other pertinent matters for the smooth completion of the works. The personnel in our project team will each carry out their roles in the project implementation. Our project manager bears the overall responsibility in managing the project.

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Our project team ensures that all resources, manpower and machinery are kept to optimum requirements and are deployed in accordance with the work schedule. In the event that we need to subcontract part of our work in the course of a project, we undergo the selection process for subcontractors from our list of approved subcontractors. Our project engineer is responsible for the procurement of materials. Our project manager and site supervisor are responsible of the lease of machinery and equipment to be used on site as well as the engagement of subcontractors, subject to approval from our managing director and operation director. Our safety team, comprising our workplace safety and health coordinator and our site safety supervisors seek to ensure the proper execution of safety measures as well as the fulfilment of safety requirements. Expenses including labor, materials, subcontracts and overheads are regularly recorded, summarized and compared against budgets. Reports are submitted by our project manager to management for review on a monthly basis.

Tracking and recording variation works

Our quantity surveyor, in consultation of our project manager, Project engineer and our contracts manager, prepares and submits the monthly interim claim to the customer’s representatives. Our quantity surveyor, with the assistance from other site team members, monitors and updates all claim records and variation orders at all times.

Our quantity surveyor, our project manager and our contracts manager would also evaluate claim records from our subcontractors and suppliers and issue payment certificates to them.

Our quantity surveyor submits the monthly progress claim, including the claim in relation to variation orders for the corresponding period, to the customer’s project representatives for evaluation. Also, our quantity surveyor has to ensure that the payment certificates or payment response issued by the customer will be received within 21 days, from the date of claim.

Preparing invoices for progressive payment

Upon receipt of the payment certificate or payment response, our finance department will prepare and present a tax invoice to the customer for payment. Payment shall typically be received within 35 days from the date of tax invoice. The customer shall retain a sum of 5% or 10% of each claim but subject to a maximum of 5% or 10% of the initial contract value as the retention monies.

Project completion

Upon completion of the project work, our project team prepares for the handing over of the completed works to the customer’s representatives, which involves assisting the customer’s representatives in the preparation of as-built drawings. Our project team also plans for the demobilization of resources. When all these procedures finish, our project team will arrange a final inspection for the customer. Should the customer be satisfied with the inspection result, our project team will hand over the site to the customer. Our operation director and our project manager will then commence to redeploy manpower and machinery to other sites. All temporary structures and facilities at site shall be demolished and removed.

Our contracts manager and quantity surveyor submit to our customer’s representatives the final accounts, which shall typically be settled within six months from the date of completion of the works. Our quantity surveyor, in consultation with our project manager and our contracts manager, prepares the final accounts, taking into account items including contra charge and late penalty. Upon agreement on the final accounts with our customer’s representatives, our quantity surveyor submits the penultimate claim and seeks the release of first half of retention monies, which is usually 2.5% or 5% of the certified amount. Upon receipt of a payment response from our customer agreeing to our claim amount, we will issue an invoice to our customer, who then makes the settlement in accordance with the credit term.

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Defects liability period

The defects liability period typically lasts for up to 12 months from project completion. When the defects liability period ends, our contracts manager and our quantity surveyor will request the discharge of the performance bond or performance guarantee and collect the original of the said document from our customer.

Upon discharge of the performance bond, our contracts manager and our quantity surveyor will submit the final claim to the customer’s representatives, including seeking the release of the remaining half of the retention monies, which is usually 2.5% or 5% of the certified amount.

Quality Control

We have in place a quality control policy to comply with and to improve our quality management system. This ensures that we provide quality services that consistently meet legal requirement, safety standards and our customers’ expectations. We have the bizSAFE Level Star, as well as the ISO 9001:2015 (Quality Management System) and ISO 45001:2018 (Safety Management System) certifications. Please refer to the paragraph headed “Licenses and Permits” in this section for details.

A few of our key employees are involved in quality control of our projects. They are responsible for ensuring that the various aspects, including our services and our construction materials, fulfil our contractual requirements as well as quality standards. Our operation director, Mr. Ng Chun Siong, has about 20 years of industry experience.

Quality control on our construction materials

To ensure effective quality control on our construction materials, we maintain a list of approved suppliers. A supplier is first admitted to our list based on the factors, including but not limited to, its market reputation, prices and quality of materials, timeliness of delivery, responsiveness and track record. We review the list of approved suppliers annually and the basis of review includes each approved supplier’s performance, such as its quality, timeliness and responsiveness.

For incoming purchases at our work sites such as timber and plywood, steel products and paint, our site supervisors will conduct visual inspections and sample tests upon delivery. Our inspection criteria include ensuring delivery of materials of the right quantity, type and size and spotting of defects such as dents, rust or coating defects. In the case that any defects are spotted, we will inform our material suppliers as soon as practicable, who will arrange a replacement for us.

Quality control on our services

During the project implementation and execution phase, our site engineers are assigned to inspect the works being carried out daily by our workers and by our subcontractors. Our site engineers also inspect the works completed at each stage to ensure that the relevant requirements are met. We also keep in close contact with our customers and make sure our work progress meets our customers’ requirements.

At the completion of our work, our site engineers (and external professional engineers in respect of formwork erection) will conduct a final check before arranging for handover to our customer. The checks include inspection on the quality of the finishes to ensure that there is no defect, for example, misalignment or wrong tying of steel bars and non-compliance with specifications and safety and regulatory requirements.

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During the Track Record Period and up to the date of this prospectus, we have not experienced any material disputes on the projects relating to the quality of our works nor significant delay in the delivery of our projects. Nor had we received any complaints or claims for compensation regarding our product and service quality from our customers during the Track Record Period and up to the date of this prospectus.

Environmental, Social and Governance (ESG)

Our commitment to ESG initiatives is institutionalized through a thoughtful and forward-looking ESG strategy. We seek to adopt industry leading practices particularly to target best-in-class environmental standards. As we believe that our business can play a part in the charge to a brighter, greener and safer future, we leverage ESG practices as key catalysts for achieving our vision. Our environmental and social practices reflect our commitment to our customers, employees and communities, while our governance structure reflects our core values of fairness, efficiency, accountability and transparency.

Noise pollution control

The aforesaid procedures attempt to reduce noise level from machinery and equipment and set guidelines to control transportation vehicles and materials handling to ensure that no employee is exposed to excessive noise and the public is not affected.

Air pollution control

The aforesaid procedures adopt certain air pollution control measures to reduce environmental impact of air pollutants by installing appropriate equipment at the emission point.

Waste management

The aforesaid procedures implement a waste management system, which involves the segregation and classification of waste, to ensure that it is properly collected, stored and disposed of. These procedures also set standards for internal drainage and toilet and sewage connection.

During the Track Record Period and up to the date of this prospectus, we had not been in breach of any environmental-related laws in Singapore.

Occupational health and work safety measures and environment

We are required to comply with all safety, health, environmental and other statutory requirements applicable to our works as may be required by the relevant government authorities, including the WSHA and the EPHA. We accord importance to the health and safety of our employees, who are integral to us and to the successful and timely completion of our works. We have an occupational health and safety (OHS) management system in place, which seeks to adopt safe working practices to provide all employees, customers and subcontractors with a safe and healthy work environment. Mr. Ng Chun Siong, our operation director, is appointed as our management representative for the overall implementation of our OHS management system. For each of our projects, a site safety coordinator is assigned to take charge of the OHS issues.

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Due to the nature of our industry, worksites may be more prone to incidents than other industries. We take workplace safety and health seriously and instill in our employees vigilance and care required to keep themselves and their co-workers safe. We shall remove from the work site any of our employees or subcontractors’ employees who refuse to abide by such safety, health and environmental regulations. In our projects as a subcontractor, the main contractors will have established workplace safety and health procedures which we will comply with on-site. For our projects, our site safety team is required to submit to our customer risk assessment and safe work procedures, evaluating the risk levels of the work tasks as well as measures to prevent injuries and accidents. Our site safety team will also ensure that our employees understand and comply with the safe work procedures.

Our OHS policy has the following objectives and corresponding measures:

Additional education after CSOC to inculcate safety values

The policy under the OHS management system shall be communicated to all new staff through a safety orientation briefing, as CSOC is mandatory for those who need work permits (i.e. foreign workers). Training courses are also provided for relevant personnel where suitable, and these are to be submitted for documentation and filing.

The CSOC is to (i) ensure that construction workers are familiar with common safety requirements and health hazards in the construction industry; (ii) educate them on the required measures to prevent accidents and diseases; and (iii) ensure that they are aware of their rights and responsibilities under employment law. In addition to the CSOC, we will raise the awareness of safety practices to our workers through practical applications at the worksite and the provision of safety gear. Workers who fail to comply will not be allowed on the work site.

Carrying our safety measures to minimize risk

Apart from inculcating in our workers the importance of adopting safe work practices, we also provide the necessary safety gear including safety helmets, safety glasses, hearing protection, gloves, safety harnesses and safety shoes. There are also safety procedures in relation to the structural steel and metal work we carry out, such as installation of beams and column rebars, barricading works, lifting operations, scaffolding, and operation of machinery.

Emphasis on safety and health at the managerial and supervisory level

Our Workplace Safety and Health coordinator and safety supervisors conduct meetings to address potential workplace safety and health issues. Our project manager will lead a site safety team for each project which will convene daily toolbox meetings, weekly coordination meetings and ad hoc meetings to inform all workers of potential hazards. Inspections are to be carried out regularly, including daily inspection and monthly inspections.

Regular discussions and annual review of OHS management system

We hold regular discussions with our employees regarding regulations that have an impact on OHS issues. This keeps our employees up to date with any developments in legislative requirements. Our management will review our safety rules and regulations under the OHS management system once annually and propose changes if necessary. The continuous improvement of the OHS management system will be communicated to our employees where applicable.

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Identification of potential hazards and prevention of accidents in the workplace

Our OHS procedures seek to identify the hazards and reduce risks from the outset. This involves reviewing our operations and assessing the risks involved under typical, unusual and fairly foreseeable emergency situations. Thereafter, steps are taken to mitigate the risks identified.

In striving to minimize risk, we take an active approach to prevent accidents from happening at the workplace.

Procedures for emergency readiness

Under the OHS management system, we also impart safety awareness to all employees through training. To reinforce the training, safety instructions and posters have been prepared and displayed at relevant places. The instructions and posters give information on safe working methods.

The objective of emergency readiness is to ensure emergency situations can be managed effectively to protect our employees from personal injury.

Response to accidents and investigation actions

Any occurrence of a workplace-related accident or incident will be reported to the main contractor. If such accident or incident results in hospitalization for at least 24 hours or medical leave for more than one day (including light duty) days, it will be reported to the MOM as well. Our project team will gather facts, analyze the situation, apply remedial actions, improve operational controls and take precautions to prevent similar accidents from recurring. An accident investigation report will be submitted to the main contractor, giving details of the accident and suggesting corrective actions.

Insurance

We have limited liability insurance coverage for our business operations. We maintain general commercial all risks and business interruption insurance, medical and work injury compensation insurance for our employees, and commercial automobile insurance. We believe that our insurance coverage is in line with industry standards and are adequate to cover our key assets, facilities and liabilities.

Intellectual Property

As at the date of this prospectus, we were the registrant of the following domain names in Singapore:

-	Konghweeiron.com.sg
-	Konghweeiron.com
-	Konghweeiron.onmicrosoft.com

Facilities

Our headquarters are located in Singapore. We own one building in Singapore which has been fully paid for, that occupies 12,000 square meters of land area on land leased from Jurong Town Corporation for 30 years commencing from March 1, 2021. This building comprises of three stories of manufacturing space occupying a floor area of 17,000 square meters, and nine stories of office space occupying a floor area of 7,000 square meters. Our associate company, KHSB, in Malaysia also owns a manufacturing plant in Malaysia that has been fully paid for, with a total floor area of 40,000 square meters.

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Employees

As at the date of this prospectus, we had 268 employees who are based in Singapore and Malaysia. The following table sets forth a breakdown of employees categorized by function as at the date of this prospectus:

	Number of Employees	Percentage
Directors	2	0.7%
Senior management	3	1.2%
Managers	15	5.6%
Executives (HR / Admin / Accountants / Logistics	20	7.5%
Contract, Tendering and Technical staff	30	11.2%
Project and site staff	40	14.9%
R&D staff	2	0.7%
Quality assurance (QA)	6	2.2%
Foreign Workers	150	56%
Total	268	100%

We generally recruit our non-manual staff through recruitment websites and newspapers. As for the recruitment of foreign workers, we retain the ability to mobilize a large workforce via the broad labor network we have built over the years of our business operations. We also prefer referrals from the foreign workers who are familiar with our work environment as they are able to help us identify suitable candidates based on our task requirements.

Competition

According to the Frost & Sullivan Report, competition in structural steel and metal works industry in Singapore is tense and fragmented with more than 80 players. Top five players have an aggregate market share of 25.2% in terms of revenue in 2021. According to the Frost & Sullivan Report, leading players are expected to gain more market shares and the level of market concentration is expected to increase.

We are the first structural steel and metal works provider in Singapore to have fabricated the steel frames for the modules of a steel PPVC system. In 2021, we generated revenue of S$50.4 million in Singapore, which accounted for a market share of 5.0%. According to the Frost & Sullivan Report, we are ranked third in structural steel and metal works industry in Singapore by revenue in 2021.For further details, please refer to the section headed “Industry Overview” of this prospectus.

Our Directors are of the view that our expertise with different types of steel reinforcement work and formwork, our strong track record of projects and our long-term relationship with our customers and subcontractors help consolidate our position in the market and further expand our business.

Legal Proceedings

Litigations in relation to employees’ compensation claims and common law personal injury claims against our Group as at the date of this prospectus

During the Track Record Period and up to the date of this prospectus, we were involved in five litigation cases of negligence resulting in industrial accidents with injury claims arising from what we believe was a worker’s lapse of attention. All five cases have been concluded with a total claim amount of S$86,117.19 and all claim amount has been fully covered by insurance under Work Injury Compensation Act (WICA).

Our Directors confirm that up to the date of this prospectus, there was no other outstanding, unsettled, pending or threatened litigation, proceeding or claim against our Group or any of our Directors which, individually or taken as a whole, could have a material adverse effect on our Group’s financial condition or results of operations.

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GOVERNMENT REGULATIONS

As our material business operations are conducted in Singapore, we are subject to the relevant laws and regulations of Singapore and may be affected by policies which may be introduced by the Singaporean government from time to time. We have identified the main laws and regulations (apart from those pertaining to general business requirements) that materially affect our operations below. However, we believe that we comply with all these laws and regulations, and therefore none of them have materially affected the Company or operations in the past.

As of the date of this prospectus, our Directors believe that we are not in breach of any laws or regulations applicable to our business operations that would materially affect our business operations, and our Group is in compliance with all the applicable laws and regulations that are material to our business operations. The Group may be subject to certain fines/penalties arising from its ordinary course of business from time to time.

Singapore

Overview

The building and construction industry in Singapore is regulated by the BCA, whose primary role is to develop and regulate Singapore’s building and construction industry. The Building Control Act 1989 of Singapore (“Building Control Act”) and its subsidiary legislation sets out the requirements for licensing of builders. All builders carrying out building works where plans are required to be approved by the Commissioner of Building Control and builders who work in specialist areas which have a high impact on public safety will require a Builder’s License. The requirement applies to both public and private construction projects. There are two types of Builder’s Licenses, namely, the general builder license (the “GB License”) and the specialist builder license (the “SB License”). The BLS and the CRS are administered by the BCA.

A GB License is issued under the BLS and such a license is required for companies which intend to carry out private or public sector building works which include earthworks and general construction works.

A SB License is issued under the BLS and such a license is required for companies which intend to carry out (a) fabrication of structural steel element; (b) on site erection work for structural steelwork such as site cutting, welding and bolting; (c) installation of steel struts for underground building works.

To tender for projects in the public sector, registration with the Contractors Registry under the CRS is a pre-requisite. In order to be registered under the CRS, a company would require a license issued under the BLS. A company which is only involved in private sector projects need not register under the CRS and only a license issued under the BLS is needed.

We have been advised by Rajah & Tann Singapore LLP, our Singapore counsel, that, based on their review of our operations material provided by us and their review of Singapore laws and regulations, our operations in Singapore, as presently conducted, based on our approved qualifications, comply in all material respects with applicable Singapore laws and regulations.

Our Group is issued with the following licenses by the BCA under the BLS and is registered by the BCA according to the CRS:

(i)	GB1 License under the CW01 workhead (for General Building) for C2 Grade;

(ii)	SB License under the CR04 workhead for L3 Grade; and

(iii)	SB License under the SY10 workhead for L1 Grade.

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Accordingly, our Group is able to undertake:

(i)	(in its capacity as the holder of a GB1 License) contracts for private sector building works of any value;

(ii)	(in its capacity as contractor registered under CW01 workhead for C2 Grade) direct tendering of contracts for building works for government agencies of a contract value not exceeding S$1.6 million;

(iii)	(in its capacity as contractor registered under CR04 for L3 Grade) direct tendering of contracts for building works for government agencies of a contract value not exceeding S$5 million; and

(iv)	(in its capacity as contractor registered under SY10 workhead for L1 Grade) direct tendering of contracts for building works for government agencies of a contract value not exceeding S$800,000.

As a subcontractor in Singapore carrying out steel reinforcement works, formwork erection and concrete works, our Group does not require any specific licenses (including the GB1 License) for carrying out such works for our projects. Under Section 2(1) of the Building Control Act, subcontractors fall outside the general definition of a “builder” and therefore are not subject to the licensing regime. The relevant part of Section 2(1) of the Building Control Act provides:

“builder” means any person who undertakes, whether exclusively or in conjunction with any other business, to carry out any building works for his own account or for or on behalf of another person (referred to in this definition as A), but does not include any person who contracts with a builder for the execution by that person of the whole or any part of any building works undertaken by the builder for or on behalf of A under a contract entered into by the builder with A.”

A subcontractor (that is, any person who merely “contracts with a builder for the execution by that person of the whole or any part of any building works undertaken by the builder for or on behalf of A under a contract entered into by the builder with A”) is not considered a builder within the meaning of section 2(1) of the Building Control Act.

Contractors Registration System

Although business entities which are not registered with the BCA are not precluded from conducting business as contractors or suppliers outside the Singapore public sector, registration under the CRS maintained by the BCA is a pre-requisite to tendering for projects in the Singapore public sector. At present, there are seven major categories of registration under the CRS: (a) Construction Workhead (“CW”), (b) Construction-Related Workhead (“CR”), (c) Mechanical and Electrical Workhead (“ME”), (d) Facilities Management Workhead (“FM”), (e) Trade Head (“TR”), (f) Regulatory Workhead (“RW”), and (g) Supply Head (“SY”). Under these seven major categories, there is a further sub-classification of a total of 65 workheads. Each major category of registration under the CRS is also subject to six to seven grades (“Grades” or each a “Grade”). In order to qualify for a particular Grade, companies must satisfy the respective Grade requirements in terms of (i) financial capability (valid audited accounts, paid-up capital, net worth, etc); (ii) relevant technical personnel (full-time employed, recognized professional, technical qualifications, valid licenses, etc.); (iii) management certifications; and (iv) track record (valid projects with documentation proof, endorsed and assessed by clients). The qualified Grade of registered companies corresponds with a tendering limit (valid for one year) which, depending on the economy of the construction industry in Singapore, may be adjusted from year to year.

A contractor’s eligibility to qualify under the different Grades is dependent on, among others, its minimum net worth and paid-up capital, the professional and technical expertise of its management and its track record in relation to previously completed projects. The validity for a first time registration is for a period of three years. Registration will thereafter lapse automatically unless a renewal (for a period of three years) is filed and approved by the BCA.

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Our Group is currently issued with a GB 1 License by the BCA under BLS and registered with the BCA under the following workheads:

Workheads	Scope of Work		Grade(1)	Expiry Date
CW01	General Building		C2	November 1, 2023
(a)

All types of building works in connection with any structure, being built or to be built, for the support, shelter and enclosure of persons, animals, chattels or movable property of any kind, requiring in its construction the use of more than two unrelated building trades and crafts. Such structure includes the construction of multi-story car-parks, buildings for parks and playgrounds and other recreational works, industrial plants, and utility plants.

	(b)	Addition and alteration works on buildings involving structural changes.
	(c)	Installation of roofs.
CR04	Fencing & Ironworks		L3	November 1, 2023
	-	Erection of perimeter fences and gates.
SY10	Metal & Timber Structures		L1	November 1, 2023
	-	Supply of aluminum, steel, steel alloy and timber structural components, metal scaffolds.

Note:

(1)	The differences in Grades relate to the tendering limits for Singapore public sector projects and may be adjusted on a yearly basis depending on the economy of the construction industry in Singapore.

The current tendering limits for major categories of registration under the CRS are as summarized below:

CW01
Grades	A1	A2	B1	B2	C1	C2	C3
Tendering Limit (S$ million)	Unlimited	105	50	16	5.0	1.6	0.8
CR and SY
Grades	Single Grade	L6	L5	L4	L3	L2	L1
Tendering Limit (S$ million)	Unlimited	Unlimited	16	8	5	1.6	0.8

In order for our Group to maintain its existing gradings, there are certain requirements to be complied with, including but not limited to requirements relating to minimum paid up capital and net worth, employment of personnel (including Registrable Professional (“RP”)(1), Professional (“P”)(2) and Technician (“T”)(3), and track record of past projects or contracts secured.

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Some of the specific requirements for our Group’s gradings as at the date of this prospectus are as follows:

Workhead/Title/Grade	Requirements
CW01 / General Building / C2	Minimum paid-up capital and minimum net worth	S$100,000
	Management	To employ at least one RP/P, of which one RP/P/T with BCCPE(4)
	Track record (over a three-year period)	To secure projects with an aggregate contract value of at least S$1 million
	Certification	BizSAFE Level 3/ ISO45001/ OHSAS 18001/ ICQA
	Additional requirement	To possess GB 1 License or the General Builder (Class 2) license issued by the BCA (“GB2 License”).

Notes:

(1)

A RP must have a minimum professional qualification of a degree in civil/structural, mechanical, electrical engineering recognized by the Professional Engineers Board or the BCA; or architecture recognized by the Board of Architects Singapore.

(2)	A P must have a minimum professional qualification of a recognized degree in civil/structural, mechanical, electrical engineering architecture, building or equivalent.

(3)

A T must have a minimum technical qualification of (i) a diploma in civil/structural mechanical, electrical engineering, architecture, building, or equivalent awarded by BCA Academy, Nanyang Polytechnic, Ngee Ann Polytechnic, Republic Polytechnic, Singapore Polytechnic or Temasek Polytechnic; (ii) a National Certificate in Construction Supervision or Advance National Building Qualification or a Specialist Diploma in M&E Coordination awarded by the BCA Academy; or (iii) such other diplomas or qualifications as approved by the BCA from time to time.

(4)

Basic Concept in Construction Productivity Enhancement (Certificate of Attendance) (“BCCPE”). This certificate is obtained after having attended a course conducted by the BCA Academy. Should the director of a company be the only person in the company possessing a BCCPE, he cannot utilize the same BCCPE qualification to satisfy the requirements for another company of which he is also part of.

Builders’ licensing seeks to ensure that building works are carried out by builders who are conversant with the statutory requirements of the Building Control Act and conduct their duties competently and professionally. There are two types of licenses, namely GB License and SB License:

1.	GB License

There are two classes of GB Licenses:

(a)	GB 1 License (builders are allowed to undertake projects of any value);

(b)	GB 2 License (builders are restricted to undertake projects not exceeding S$6 million)

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2.	SB License

SB License are for builders undertaking any of the six types of specialist building works, which are defined in Section 2 of the Building Control Act as:

(a)

piling works comprising installation and testing of pre-cast reinforced concrete or pre-stressed concrete piles, steel piles, bored cast-in-place reinforced concrete piles, caissons and special pile types like micro-piles, barrettes piles and composite piles, embedded retaining wall piles like diaphragm walls, contiguous bored piles or secant piles;

(b)

ground support and stabilization works, including installation and testing of ground anchors, soil nails, rock bolts, ground treatment like chemical grouting and jet-grouting, reinforced-earth, shotcreting and tunnel supports;

(c)

site investigation work comprising field investigations, exploratory drilling or boring, logging, sampling, coring, in-situ plate-loading tests, pressure meter tests, penetration tests, vane shear tests, probing tests, permeability tests, geological mapping and geophysical surveys, and installation and monitoring of instruments measuring forces, deformation, displacements, pore and earth pressures, and ground-water levels;

(d)	structural steelwork comprising —

(i)	fabrication of structural elements;

(ii)	erection work like site cutting, site welding and site bolting; and

(iii)	installation of steel supports for geotechnical building works;

(e)	pre-cast concrete work comprising fabrication of pre-cast structural elements;

(f)	in-situ post-tensioning work comprising setting out of tendon profiles, laying of conduits, anchorages and bursting reinforcement, pulling or stressing of cables, pressure grouting of conduits; and

(g)	such other building works as the Minister for National Development may, by order published in the Gazette, declare to be specialist building works.

As the holder of a GB 1 License, our Group can undertake private sector contracts of unlimited value. “General building works” is defined in Section 2 of the Building Control Act as any building works other than specialist building works. The company’s work scope under a GB 1 License includes all general building works as well as the following minor specialist building works:

(i)	all specialist building works associated with minor specialist building works;

(ii)

structural steelwork comprising fabrication and erection work for structures with a cantilever length of not more than 3 meters, a clear span of less than 6 meters and a plan area not exceeding 150 square meters; and

(iii)	pre-cast concrete work comprising casting of pre-cast reinforced concrete slabs or planks on site.

In addition to the above minor specialist building works, a company with a GB1 License may conduct all types of construction works, including all forms of specialist works if the project does not require checks from an accredited checker, but cannot undertake works that have been designated as specialist works to be carried out only by companies possessing a specialist builder class of builders’ license.

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To qualify for the GB1 License, the following conditions must be met by our Group:

	Approved Person (“AP”)(1)		Technical Controller (“TC”)(2)
Financial (minimum paid-up capital)	Course	Practical experience	Course	Practical experience
S$300,000	A course leading to a Bachelor’s degree or postgraduate degree in any field	At least 3 years (in aggregate) of practical experience in the execution of construction projects (whether in Singapore or elsewhere) after attaining the corresponding qualification	A course leading to a Bachelor’s degree or postgraduate degree in a construction-related field(3)	At least 5 years (in aggregate) of practical experience in the execution of construction projects (whether in Singapore or elsewhere) after attaining the corresponding qualification
or
	A course leading to a diploma in a construction and construction-related fields.	At least 5 years (in aggregate) of practical experience in the execution of construction projects (whether in Singapore or elsewhere) after attaining the corresponding qualification
or
	A course conducted by the BCA known as “Essential Knowledge in Construction Regulations & Management for Licensed Builders”	At least 10 years (in aggregate) of practical experience in the execution of construction projects in Singapore

Notes:

(1)

The AP is the appointed key personnel who takes charge and directs the management of the business of the licensee, in so far it relates to general building works or specialist building works in Singapore, at all times. The AP shall be the sole-proprietor, partner, director or member of the board of management of the licensee. If an employee of the licensee is appointed as the AP, he shall be employed in such a manner and with such similar duties and responsibilities as a director or member of its board of management. The AP shall not have acted as an AP or TC of a licensee whose license has been revoked in the 12 months preceding the date of application for the license by the licensee. The AP must not be acting, for so long as he is the AP for the licensee, as a TC for any company with or applying for a license. The AP must give his consent for carrying out the duties of an AP for the licensee.

(2)

The TC is the appointed key personnel who oversees the execution and performance of any general building works or specialist building works in Singapore that the licensee undertakes to carry out. The TC could be the sole proprietor, partner, director or member of board of management of the licensee or an employee (being a person employed in such a manner and with such similar duties and responsibilities as a partner, director or member of its board of management). The TC shall not have acted as an AP or TC of a builder whose license has been revoked in the 12 months preceding the date of application for the license by the licensee. The TC must not be acting, for so long as he is the TC for the licensee, as a TC for any company with or applying for a license. The TC must give his consent to carrying out the duties of a TC for the licensee.

(3)

“Construction-related field” means the field of architecture, civil or structural engineering, mechanical or electrical engineering, construction or project management, quantity surveying or building science, facilities or estate management. As at the date of this prospectus, our Group satisfied the requirements of GB 1 License on AP and TC. Mr. Ng Lok Kai @Ng Teck Nam, who has more than 20 years of experience in project management in the construction industry, is the AP of our Group. He has been overseeing the progress of projects in our Group since 1967. Mr. Ng Chun Siong is the TC of our Group. He graduated with a Bachelor of Engineering (Civil Engineering) from National University of Singapore and has been in the construction industry since 2004

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Building and Construction Industry Security of Payment Act

Under the Building and Construction Industry Security of Payment Act 2004 of Singapore (“BCISPA”) which is regulated by the BCA, any person who has carried out any construction work or supplied any goods or services under a contract is entitled to a progress payment. The BCISPA also contains provisions relating to, amongst others, the amount of the progress payment to which a person is entitled under a contract, the valuation of the construction work carried out under a contract and the date on which a progress payment becomes due and payable. In addition, the BCISPA, amongst others, endorses the following rights:

(i)

the right of a claimant (being the person who is or claims to be entitled to a progress payment) who, in relation to a construction contract, fails to receive payment by the due date of an amount that is proposed to be paid by the respondent (being the person who is or may be liable to make a progress payment under a contract to a claimant) and accepted by the claimant, to make an adjudication application in relation to the payment claim. The BCISPA has established an adjudication process by which a person may claim payments due under a contract and enforce payment of the adjudicated amount;

(ii)

the right of a claimant to suspend the carrying out of construction work or supply of goods or services, and to exercise a lien over goods supplied by the claimant to the respondent that are unfixed and which have not been paid for, or to enforce the adjudication determination as if it were a judgment debt, if, amongst others, such claimant is not paid after the adjudicator has determined that the respondent shall pay an adjudicated amount to the claimant; and

(iii)

where the respondent fails to pay the whole or any part of the adjudicated amount to a claimant, the right of a principal of the respondent (being the person who is liable to make payment to the respondent for or in relation to the whole or part of the construction work that is the subject of the contract between the respondent and the claimant) to make direct payment of the outstanding amount of the adjudicated amount to the claimant, together with the right for such principal to recover such payment from the respondent.

Under the BCISPA, where a construction contract provides for the date on which a progress payment becomes due and payable, the progress payment becomes due and payable on the earlier of the following dates: (a) the date as specified in or determined in accordance with the terms of the contract; or, in any other case (b)(i) the date immediately upon the expiry of 35 days after submission of a tax invoice for the progress payment if the claimant is a taxable person under the Goods and Services Tax Act 1993 of Singapore (“GST Act”); and (b)(ii) if the respondent (i.e. the customer) fails to provide a payment response (i.e. the response to the progress payment claim submitted to the customer for approval), the date immediately upon the expiry of 35 days after (i) the date specified in or determined in accordance with the terms of the construction contract or within 21 days after the progress payment claim is served, whichever is earlier, or (ii) where the construction contract does not contain such a provision, within fourteen (14) days after the progress payment claim is served.

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Where a construction contract does not provide for the date on which a progress payment becomes due and payable, the progress payment shall become due and payable on (a) the date immediately upon the expiry of 14 days after submission of a tax invoice if the claimant is a taxable person under the GST Act; or (b) in any other case, whether or not a payment response is provided, the date immediately upon the expiry of 14 days after (i) the date specified in or determined in accordance with the terms of the construction contract, or within 21 days after the progress payment claim is served, whichever is earlier, or (ii) where the construction contract does not contain such a provision, within fourteen (14) days after the progress payment claim is served.

With respect to the due date of payment for supply contracts, the BCISPA provides that where a supply contract provides for the date on which a progress payment becomes due and payable, the progress payment shall become due and payable on the earlier of (a) the date as specified or determined in accordance with the terms of such supply contract, or (b) the date immediately upon the expiry of 60 days after the relevant payment claim is served. Where a supply contract does not provide for the date on which a progress payment becomes payable, the progress payment becomes due and payable upon the expiry of 30 days after the relevant payment claim is served.

Under the BCISPA and in relation to a construction contract, a claimant will be entitled to make an adjudication application in relation to the relevant payment claim in any of the following situations: (a) if the claimant fails to receive a payment by the due date of the response amount which he has accepted, (b) the claimant disputes a payment response provided by the respondent and the dispute is not settled within seven (7) days after the date on which the period within which the payment response is required to be provided, or (c) the respondent fails to provide a payment response to the claimant within seven (7) days after the specified period within which the payment response is required to be provided. An adjudication application shall be made within seven (7) days after the entitlement of the claimant to make the application first arises, failing which the claimant will lose his statutory right to make such an application. However in such event, the claimant will still be entitled to make a contractual claim against the respondent for the relevant payment claim.

The BCISPA provides that its provisions shall have effect notwithstanding any provision to the contrary in any contract or agreement.

Employees

The Employment Act is the main legislation governing employment in Singapore. The Employment Act covers every employee who is under a contract of service with an employer and includes a workman (as defined under the Employment Act) but does not include a seafarer, domestic worker or civil servant. The Employment Act and its subsidiary legislation are regulated by the MOM.

A workman is defined under the Employment Act as including, among others, (a) any person, skilled or unskilled, who has entered into a contract of service with an employer in pursuance of which he is engaged in manual labor, including any apprentice, and (b) any person employed partly for manual labor and partly for the purpose of supervising in person any workman in and throughout the performance of his work.

Part 4 of the Employment Act contains provisions relating to, among others, working hours, overtime, rest days, payment of retrenchment benefit, priority of retirement benefit, annual wage supplement and other conditions of work or service and apply to: (a) workmen earning basic monthly salaries of not more than S$4,500, and (b) employees (excluding workmen or a person employed in a managerial or executive position) earning basic monthly salaries of not more than S$2,600.

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Paid public holidays and sick leave apply to all employees who are covered by the Employment Act regardless of salary levels.

Any person under a contract of service (but excluding a seafarer, domestic worker or civil servant) shall be regarded as an employee for the purposes of provisions in the Employment Act (except the provisions in Part 4) relating to, among others, payment and computation of salaries, powers of the Commissioner for Labour in relation to claims, complaints and investigations into offences under the Employment Act and procedures and regulations governing claims and offences under the Employment Act.

Employment of Foreign Workers in Singapore

The employment of foreign workers in Singapore is governed by the EFMA and regulated by the MOM.

Under Section 5(1) of the EFMA, no person shall employ a foreign employee in Singapore unless he has obtained a valid work pass in respect of the foreign employee from the MOM, which allows the foreign employee to work for him. Any person who fails to comply with or contravenes Section 5(1) of the EFMA shall be guilty of an offence and shall:

•	be liable on conviction to a fine of not less than S$5,000 and not more than S$30,000 or to imprisonment for a term not exceeding 12 months or to both; and

•	on a second or subsequent conviction:

-	in the case of an individual, be punished with a fine of not less than S$10,000 and not more than S$30,000 and with imprisonment for a term of not less than one month and not more than 12 months; or

-	in any other case, be punished with a fine not less than S$20,000 and not more than S$60,000.

Apart from the general requirements for employing foreign workers, there are requirements additional and specific to the construction sector which our Group has to fulfil. These include specific requirements for a worker’s nationality, quota and levy. The availability of foreign workers to the construction is also regulated by the MOM through, among others, the following policy instruments:

•	approved source countries;

•	the imposition of security bonds and levies;

•	dependency ceilings based on the ratio of local to foreign workers; and

•	quotas based on the MYE in respect of workers from Non-Traditional Sources (“NTS”) and the PRC.

As at the date of this prospectus, each of our foreign employees held one of the following type of work passes which is issued to such foreign employee, subject to the conditions of the Employment of Foreign Manpower (Work Passes) Regulations 2012:

Pass type	Category of employee
Employment Pass	For foreign professionals, managers and executives. Candidates need to earn at least S$5,000 a month and have acceptable qualifications.
S Pass	For mid-level skilled staff. Candidates need to earn at least S$3,000 a month and meet the assessment criteria.
Work Permit	For semi-skilled foreign workers in the construction, manufacturing, marine, process or services sector.

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In applying for Work Permits, we first check the backgrounds of the workers before submitting applications. In-principle approvals (“IPA”) are usually given by the MOM after one to five working days, depending on the nationality of the foreign worker. When we receive the IPA, we will contact the workers to inform them of the IPA granted. They will then purchase their air tickets to travel to Singapore the following week. We will also make arrangements to purchase security bonds for them from insurance companies, which can be completed in one working day.

Upon their arrival in Singapore, we will arrange for the foreign workers to attend a medical check-up on the first day of their arrival and attend the CSOC on the next day. Within two weeks of their arrival, we would submit the medical reports of the foreign workers online to obtain the issuance of their work permits. We will also make an online application for an appointment at the MOM for the foreign workers to register their photographs and fingerprints required for their Work Permit cards.

It takes about two to three weeks from our application to the time the foreign workers are issued with a Work Permit in Singapore.

Approved source countries

In the construction sector of Singapore, employers can only employ foreign workers who satisfy the conditions in relation to source countries, age when applying, and maximum period of employment. The approved source countries for construction workers are Malaysia, the PRC, NTS and North Asian Sources (“NAS”). NTS include India, Sri Lanka, Thailand, Bangladesh, Myanmar and the Philippines. NAS include Hong Kong (holders of HKSAR passports), Macau, South Korea and Taiwan.

Construction companies must have Prior Approval (“PA”) from the MOM to employ foreign workers from NTS and the PRC. The PA indicates the number of foreign workers a company is allowed to bring in from NTS countries and the PRC. It also determines the number of workers who can have their Work Permits renewed, or who can be transferred from another company in Singapore. PAs are given based on: (i) the duration of the Work Permits applied for; (ii) the number of full-time local workers employed by the company over the past three months as reflected in the company’s CPF contribution statements; (iii) the number of man-years allocated to the company (for main contractors) or the man-years directly allocated from the company’s main contractor (for subcontractors); and (iv) the remaining number of company’s quota available.

Foreign construction workers would be required to obtain the following before they are allowed to work in Singapore:

Requirements	Type of workers
Skills Evaluation Certificate (“SEC”), Skills Evaluation Certificate (Knowledge) (“SEC(K)”), or SEC(K) at higher-skill level(1), issued or accepted by the BCA	Workers from NTS, PRC, NAS and Malaysia
Sijil Pelajaran Malaysia or its equivalent	Workers from Malaysia
Attend and pass full day CSOC	Workers from NTS, PRC, NAS and Malaysia
Pass medical examination by doctor registered in Singapore	Workers from NTS, PRC, NAS and Malaysia

Note:

(1)

Both the SEC and SEC(K) schemes are initiatives by the BCA to raise skills, productivity and safety in the construction sector. All non-Malaysians must have the SEC to qualify as Basic-Skilled construction workers.

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With respect to NTS and PRC construction workers, basic skilled workers are allowed to work up to a maximum of 14 years, while higher skilled workers would be allowed to work up to 26 years. There is no maximum employment period for all other foreign workers (from NAS and Malaysia). The maximum age limit for all foreign workers to work in Singapore, regardless of country of origin, is up to 60 years old.

In addition, for each individual’s Work Permit, IPA has to be sought. Within two weeks of arrival, the foreign construction worker is required to undergo a medical examination by a doctor registered in Singapore and must pass such medical examination before a Work Permit can be issued to him.

All foreign workers in the construction sector must attend the CSOC, a course conducted by various training centers accredited by the MOM and obtain a valid CSOC pass. The CSOC is to (i) ensure that these construction workers are familiar with common safety requirements and health hazards in the industry, including the use of personal protective equipment; (ii) educate them on the required measures to prevent accidents and diseases; and (iii) ensure that they are aware of their rights and responsibilities under the relevant employment law in Singapore. Employers must ensure that their foreign workers attend the CSOC within two weeks of their arrival in Singapore before their work permits can be issued. At the end of the CSOC, the workers will receive a safety orientation pass upon passing the course requirements or assessment. Foreign workers who have failed the CSOC must retake the course as soon as possible. Employers who fail to ensure that their foreign workers take and pass the CSOC will be barred from applying for any new Work Permits for three months, while the affected foreign workers will have their Work Permits revoked.

Security bonds and foreign worker levies

For each NAS, NTS or PRC construction worker whom we were successfully granted with a work permit, a security bond of S$5,000 in the form of a banker’s guarantee or insurance guarantee is required to be furnished to the Controller of Work Passes under the EFMA. The security bond must be furnished prior to the foreign worker’s arrival in Singapore, failing which entry into Singapore will not be allowed. Malaysian workers are exempt from such requirement of furnishing a security bond.

The number of S Pass holders and Work Permit holders (“WPHs”) that a company is allowed to hire is limited by quota and subject to levy, namely, FWL. As at the date of this prospectus, our Group possessed 109 unused quota for S Pass holders and WPHs. The table below outlines the quota and FWL rates for the construction sector, where employers pay the requisite levy according to the qualification of the foreign workers employed.

Worker Categories	Monthly FWL rate (S$)
Higher skilled(1) and on MYE(2) (see below for more details on MYE)	300
Basic skilled and on MYE	700
Higher skilled, experienced and exempted from MYE(2)	600
Basic skilled, experienced and exempted from MYE(2)	950

Tier	Quota %	Monthly levy rate
Basic / Tier 1	Up to 10% of the total workforce	$450
Tier 2	Above 10% to 15% of the total workforce	$650

Notes:

(1)

Under the Employment of Foreign Manpower (Levy) Order 2011, “basic skilled construction worker” means a construction worker, not being a higher skilled construction worker, who has passed a test in a construction-related skill conducted or recognized by the BCA or such institution as the Controller may determine; “higher skilled construction worker” means a construction worker who (a) has obtained the requisite trades certification for construction-related skills conducted or recognized by the BCA or such institution as the Controller may determine; or (b) has such work experience, remuneration or any combination thereof, or who satisfies such other criteria, as the Minister for Manpower determines suitable to regard the construction worker as a higher skilled construction worker. The requisite trades certification that a higher skilled construction worker requires include the Construction Registration of Tradesmen (CoreTrade) registration scheme, the Multi-Skilling scheme, the Market-based Skills Recognition Framework and the SEC(K) at Direct R1 higher skills standards.

(2)	To be exempted from MYE, the foreign workers must have at least three years of working experience in Singapore which is relevant to the construction sector.

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Dependency ceilings

The dependency ceiling for the construction industry is currently set at a ratio of one full-time local worker to seven foreign workers. This means that for every full-time Singapore citizen or Singapore permanent resident who is employed by no more than two companies in the construction sector with regular full month CPF contributions made by the employer(s), the company can employ a maximum of seven foreign workers. However, the quota may not apply to higher skilled foreign employees. A full-time employee refers to a Singapore citizen or Singapore permanent resident employee who earns at least S$1,400 per month under a contract of service.

Minimum percentage of higher skilled (R1) workers

All construction firms are required to have at least 10% of their WPHs to be qualified as higher skilled R1 workers. For example, if a firm has 100 WPHs, it must have at least ten R1 workers. The MOM sets the minimum R1 proportion at 10% per firm, with the following implications:

•

Construction firms that do not meet the 10% R1 minimum will not only be forbidden from hiring new R2 construction workers but these firms will also not be able to renew the Work Permits of existing R2 construction workers; and

•	Construction firms that do not meet the 10% R1 minimum will not be able to hire or renew R2 construction workers and will also have the Work Permits of any excess R2 construction workers revoked.

Construction firms may upgrade their basic skilled R2 WPHs to higher skilled R1 WPHs through any of the following pathways:

(a)

CoreTrade scheme: Workers who have at least four years of construction experience in Singapore and pass the stipulated skill assessments conducted by the BCA can be registered under the Construction Registration of Tradesmen (CoreTrade) registration scheme to qualify as Higher Skilled R1 WPHs;

(b)	Multi-Skilling scheme: WPHs who have at least four years of construction experience in Singapore, and are certified in two or more trade skills, to the R1 tier;

(c)

Direct R1 pathway: Workers who pass the SEC(K) at Direct R1 higher skills standards, and draw a fixed monthly salary of at least S$ 1,600, can qualify for R1 status. This will benefit better quality workers from overseas, as well as existing R2 workers who are skilled but do not have enough working experience in Singapore; and

(d)

Market-based Skills Recognition Framework (“MBF”): Since August 2014, the MOM implemented the MBF to allow R2 WPHs who have at least six years’ construction experience in Singapore, and earn a fixed monthly salary of at least S$1,600 can be upgraded to R1 status.

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MYE

The MYE is a Work Permit allocation system for employment of construction workers from NTS and the PRC. MYE represents the total number of WPHs a main contractor is entitled to employ based on the value of the projects awarded by the developers or owners. The allocation of MYE is in the form of the number of “man-years” required to complete a project and only main contractors may apply for MYE. One man-year is equivalent to one year’s employment under a Work Permit. All levels of subcontractors are required to obtain their MYE allocation from their main contractors.

A main contractor’s MYE will expire on the completion date of the relevant project. In the event of an extension of a project completion date, the main contractor may request to extend the MYE. If the extension is approved, the new project completion date will be indicated in the original MYE certificate which will be sent to the main contractor within 14 working days. NTS or PRC construction workers who have worked with any employer for a cumulative period of three or more years in the construction industry, may be hired by main contractors without the need for MYE.

Employers are required to comply with the conditions of the Work Permits, such as the requirement to provide acceptable accommodation for their foreign workers. Other conditions of the Work Permits which employers of foreign construction workers are also required to comply with include the following:

•	ensuring that the foreign worker performs only those construction activities specified in the conditions;

•	ensuring that the foreign worker is not sent to work for any other person, except as provided for in the conditions;

•	providing safe working conditions for their foreign workers; and

•

purchasing and maintaining medical insurance with coverage of at least S$15,000 per 12-month period of the foreign worker’s employment (or for such shorter period where the worker’s period of employment is less than 12 months) for the foreign worker’s in-patient care and day surgery except as the Controller of Work Passes may otherwise provide by notification in writing. Where the employer purchases a group medical insurance policy for its foreign workers, the employer shall not be considered to have satisfied the obligation under this condition unless the terms of the group medical insurance policy are such that each and every individual foreign worker is concurrently covered to the extent as required aforesaid.

Apart from the EFMA, an employer of foreign workers is also subject to, amongst others, the provisions set out in:

•	the Employment Act, as further discussed above; and

•

the Immigration Act 1959 of Singapore (“Immigration Act”) and the regulations issued pursuant to the Immigration Act. For instance, under Section 57(8) of the Immigration Act, in the event that an illegal immigrant employed by a subcontractor is found at a construction site or any other non-residential premises, the occupier of the premises (the main contractor) shall be presumed, until the contrary is proved, to have employed him knowing that he is an immigration offender. If this statutory presumption is triggered, the main contractor has to rebut the presumption that it has employed the illegal immigrant. In determining the existence of an employment relationship for the purposes of the Immigration Act, the manner of remuneration and the degree of control of the workers are two significant considerations. The inquiry is one into substance of the relationship and not its form.

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Workplace Safety and Health Safety Measures

Under the WSHA, every employer has the duty to take, so far as is reasonably practicable, such measures as are necessary to ensure the safety and health of his employees at work. These measures include providing and maintaining for the employees a work environment which is safe, without risk to health, and adequate as regards facilities and arrangements for their welfare at work, ensuring that adequate safety measures are taken in respect of any machinery, equipment, plant, article or process used by the employees, ensuring that the employees are not exposed to hazards arising out of the arrangement, disposal, manipulation, organization, processing, storage, transport, working or use of things in their workplace or near their workplace and under the control of the employer, developing and implementing procedures for dealing with emergencies that may arise while those persons are at work and ensuring that the person at work has adequate instruction, information, training and supervision as is necessary for that person to perform his work.

The Workplace Safety and Health (Construction) Regulations 2007 sets out additional specific duties on employers which include, among others, appointing a workplace safety and health coordinator in respect of every worksite to assist and identify any unsafe condition in the worksite or unsafe work practice which is carried out in the worksite and recommend and assist in the implementation of reasonably practicable measures to remedy the unsafe condition or unsafe work practice.

More specific duties imposed on employers are laid out in the Workplace Safety and Health (General Provisions) Regulations (“WSHR”). Some of these duties include taking effective measures to protect persons at work from the harmful effects of any exposure to any bio-hazardous material which may constitute a risk to their health.

Pursuant to the WSHR, the following equipment are required to, amongst others, be tested and examined by an authorized examiner (“Authorized Examiner”) before they can be used and thereafter, at specified intervals:

•	hoists or lifts;
•	lifting gears; and
•	lifting appliances and lifting machines.

Upon examination, the Authorized Examiner will issue and sign a certificate of test and examination, specifying the safe working load of the equipment. Such certificate of test and examination shall be kept available for inspection. Under the WSHR, it is the duty of the occupier of a workspace in which the equipment is used to comply with the foregoing provisions of the WSHR, and to keep a register containing the requisite particulars with respect to the lifting gears, lifting appliances and lifting machines.

In addition to the above, under the WSHA, inspectors appointed by the CWSH may, amongst others, enter, inspect and examine any workplace, to inspect and examine any machinery, equipment, plant, installation or article at any workplace, to make such examination and inquiry as may be necessary to ascertain whether the provisions of the WSHA are complied with, to take samples of any material or substance found in a workplace or being discharged from any workplace for the purpose of analysis or test, to assess the levels of noise, illumination, heat or harmful or hazardous substances in any workplace and the exposure levels of persons at work therein and to take into custody any article in the workplace which is relevant to an investigation or inquiry under the WSHA.

Under the WSHA, the CWSH may issue a stop-work order in respect of a workplace if he is satisfied that (i) the workplace is in such condition, or is so located, or any part of the machinery, equipment, plant or article in the workplace is so used, that any process or work carried on in the workplace cannot be carried on with due regard to the safety, health and welfare of persons at work; (ii) any person has contravened any duty imposed by the WSHA; or (iii) any person has done any act, or has refrained from doing any act which, in the opinion of the CWSH, poses or is likely to pose a risk to the safety, health and welfare of persons at work. The stop-work order shall, amongst others, direct the person served with the order to immediately cease to carry on any work indefinitely or until such measures as are required by the CWSH have been taken, to the satisfaction of the CWSH, to remedy any danger so as to enable the work in the workplace to be carried on with due regard to the safety, health and welfare of the persons at work.

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The MOM has also implemented an enhanced demerit points system for the construction sector. All main contractors and subcontractors in the construction sector will be issued with demerit points for breaches under the WSHA and relevant subsidiary legislation. Under the single-stage Demerit Points System (DPS) for the construction industry, the number of demerit points awarded depends on the severity of the infringement. An accumulation of a minimum of 25 demerit points would immediately trigger debarment for the contractor. Applications from the company for all types of work passes for foreign employees will be rejected by the MOM. The accumulation of more demerit points will result in longer periods of debarment. Contractors that have been issued with demerit points will be informed by MOM in writing. Each demerit point is valid for 18 months. During the Track Record Period and up to the date of this prospectus, we do not have any demerit points as the non-compliance issues we have been involved in are minor regulatory breaches. For details of such non-compliance incidents, please refer to the section headed “Business — Regulatory non-compliance” of this prospectus.

The number of demerit points issued to contractors will be based on the severity of the offences committed:

Type of incident	Demerit points	Effective date
Composition fine	1	Date of MOM’s decision to offer composition fines
Partial Stop Work Order	5	Date of stop work order issued
Full Stop Work Order	10	Date of stop work order issued
Prosecution for Dangerous Occurrences or accidents that led to major injuries or death of one person	25	Date of MOM’s decision to prosecute
Prosecution for accidents that led to death of more than one person	50	Date of MOM’s decision to prosecute

Demerit points for a contractor are calculated by adding the points accumulated from all the worksites under the same contractor.

Contractors, including all main and sub-contractors who accumulate a pre-determined number of demerit points within an 18-month period, will be debarred from employing foreign workers. The following table indicates the scope and duration of debarment for the accumulated demerit points.

Phase	Demerit points accumulated within 18-month period	Allowed to hire new workers	Allowed to renew the passes of existing workers	Duration of debarment
1	25 to 49	No	Yes	3 months
2	50 to 74	No	Yes	6 months
3	75 to 99	No	Yes	1 year
4	100 to 124	No	Yes	2 years
5	125 and above	No	No	2 years

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Under Section 56 of the WHSA, the CWSH may at his discretion compound any offence prescribed as a compoundable offence. The composition amount is a sum not exceeding one half of the amount of the maximum fine prescribed for the offence or S$5,000, whichever is the lower. Upon payment of the composition sum, no further proceedings shall be taken against that person in respect of the offence.

Pursuant to the Workplace Safety and Health (Risk Management) Regulations, the employer in a workplace is required to, among others, conduct a risk assessment at least once every three years in relation to the safety and health risks posed to any person who may be affected by his undertaking in the workplace, take all reasonably practicable steps to eliminate or minimize risks, implement measures/ safety procedures to address the risks, and to inform workers of the same, maintain records of such risk assessments and measures/safety procedures for a period of not less than three years, and submit such records to the CWSH from time to time when required by the CWSH. For details, please refer to the section headed “Business — Occupational health and safety” of this prospectus.

Housing requirements for foreign workers

Employers are required to ensure acceptable housing for their foreign workers and to provide their addresses to the MOM. The requisite housing standards are:

•	Proper land use as defined by the URA, HDB or JTC;
•	Building structural safety standards by the BCA;
•	Fire and safety standards by the SCDF;
•	Environmental health requirements by the NEA, and
•	Drainage, sanitary and sewerage system standards by the PUB.

Employers may be prosecuted if their workers do not have acceptable housing. Their Work Permit applications or renewals may also be affected.

Further, employers are required to register or update the MOM with the residential addresses of their foreign workers within five calendar days of employment or change of address, by way of the online portal “Online Foreign Worker Address Service”.

Under Regulation 5(1) of the Workplace Safety and Health (Registration of Factories) Regulations 2008, any person who desires to occupy or use any premises as a factory not falling within any of the classes of factories in the First Schedule shall, before the commencement of operation of the factory, notify the CWSH of his intention to do so. Should a person desire to occupy or use any premises as a factory falling within any of the classes of factories in the First Schedule, he is required to register the premises as a factory. Under Section 5(2)(a)(iv) of the WSHA, the definition of a factory includes any premises where building operations or any work of engineering construction are carried out.

Under Regulation 4 of the Workplace Safety and Health (Operation of Cranes) Regulations 2011, the employer or principal under whose direction the person operates the crane is required to establish and implement a lifting plan which shall be in accordance with the generally accepted principles of safe and sound practice. It is also the duty of such employer or principal to appoint a lifting supervisor, a rigger and a signalman before any lifting operation involving the use of any crane is carried out at a workplace. It is the duty of the owner of any mobile crane or tower crane to ensure that after every installation, repair, alteration and dismantling of a mobile crane or tower crane, the crane is tested and certified safe by an authorized examiner for the operations for which it is intended; and the crane is not used unless it has been so tested and certified. Contravention of the Workplace Safety and Health (Operation of Cranes) Regulations 2011 may result in a fine not exceeding S$20,000 or to an imprisonment term not exceeding two years or both.

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Under Regulation 4(1) of the Workplace Safety and Health (Scaffolds) Regulations 2011, no person shall construct, erect, install, re-position, alter, maintain, repair or dismantle any scaffold, not being an excluded scaffold, in any workplace unless he is an approved scaffold contractor. A firm or company may apply to the CWHS for his approval to act as an approved scaffold contractor. An employer or principal under whose direction a person carries out or is to carry out work bears the duty, among others, to ensure that no person carries out work as an approved scaffold contractor unless he has successfully completed an accepted training course. It is also the duty of the employer or principal to appoint a scaffold supervisor before any construction, erection, installation, re-positioning, alteration, maintenance, repair or dismantling of a scaffold in a workplace.

Workmen’s Compensation

The Work Injury Compensation Act 2019 of Singapore (“WICA”), which is regulated by the MOM, applies to employees who are engaged under a contract of service or apprenticeship, regardless of their level of earnings. The WICA does not cover self-employed persons or independent contractors, domestic workers or Uniformed Personnel (as defined in the WICA). However, as the WICA provides that, where any person (referred to as the principal) in the course of or for the purpose of his trade or business contracts with any other person (referred to as the subcontractor employer), the principal shall be liable to compensate those employees of the sub-contractor employer who were injured while employed in the execution of work for the principal.

Under Sections 24 and 35 of the WICA, employers are required to purchase and maintain medical insurance coverage for their foreign workers, Employers who fail to buy or maintain the required medical insurance for their foreign workers may be fined up to S$10,000 or imprisoned up to twelve (12) months, or both, or if the Employer is a repeat offender, a fine of up to S$20,000 or imprisonment for a term of up to twelve (12) months, or both. In addition, they may be barred from employing foreign workers.

Under Regulation 6 of the Workplace Safety and Health (Incident Reporting) Regulations, if a workplace accident results in an employee becoming certified by a registered medical practitioner or registered dentist to be unfit for work, or to require hospitalization or to be placed on light duties, on account of the accident, the employer of that employee must submit a report to the CWSH of the accident within 10 days after the date the employer first has notice of the accident. If the employee subsequently dies from the injury, the employer has to notify CWSH as soon as reasonably practicable. If an employer receives a doctor’s written diagnosis of the employee’s occupational disease, the employer has to submit a report to CWSH not later than 10 days after receipt of the written diagnosis. Further, under Regulation 4 of the Workplace Safety and Health (Incident Reporting) Regulations, if any workplace accident leads to the death of any employee, the employer shall, as soon as is reasonably practicable, notify the CWSH. If any workplace accident leads to the death or injury requiring treatment at a hospital of any person not at work or of any self-employed person, the occupier of the workplace is required to, as soon as is reasonably practicable, notify the CWSH. Any employer or occupier who fails to give such notice may be charged for an offence and shall be liable upon conviction for a first offence, to a fine not exceeding S$5,000 and for a subsequent offence, to a fine not exceeding S$10,000 or to an imprisonment term not exceeding six months or to both.

The WICA provides that if an employee dies or sustains injuries in a work-related accident or contracted occupational diseases in the course of the employment, the employer shall be liable to pay compensation in accordance with the provisions of the WICA. An injured employee is entitled to claim medical leave wages, medical expenses and lump sum compensation for permanent incapacity or death, subject to certain limits stipulated in the WICA.

An employee who has suffered an injury arising out of and in the course of his employment can choose to either:

(a)

submit a claim for compensation through the MOM without needing to prove negligence or breach of statutory duty by the employer. There is a fixed formula in the WICA on amount of compensation to be awarded; or

(b)	commence legal proceedings to claim damages under common law against the employer for breach of duty or negligence.

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Damages under a common law claim are usually more than an award under the WICA and may include compensation for pain and suffering, loss of wages, medical expenses and any future loss of earnings. However the employee must show that the employer has failed to provide a safe system of work, or breached a duty required by law or that the employer’s negligence caused the injury.

Under the WICA, every employer, regardless of whether it is a main contractor or a subcontractor, is required to be insured under approved policies with an insurer against all liabilities which it may incur under the provisions of the WICA in respect of all employees employed, unless specifically exempted.

Environmental laws and regulations

The Environmental Public Health Act 1987 of Singapore (“EPHA”) requires, among others, a person, during the erection, alteration, construction or demolition of any building or at any time, to take reasonable precautions to prevent danger to the life, health or well-being of persons using any public places from flying dust or falling fragments or from any other material, thing or substance.

The EPHA also regulates, among others, the disposal and treatment of industrial waste and public nuisances. Under the EPHA, the Director-General of Public Health and authorized officers may, on receipt of any information respecting the existence of a nuisance liable to be dealt with summarily under the EPHA and if satisfied of the existence of a nuisance, serve a nuisance order on the person by whose act, default or sufferance the nuisance arises or continues, or if the person cannot be found, on the owner or occupier of the premises on which the nuisance arises. Some of the nuisances which are liable to be dealt with summarily under the EPHA include any factory or workplace which is not kept in a clean state, any place where there exists or is likely to exist any condition giving rise, or capable of giving rise to the breeding of flies or mosquitoes, any place where there occurs, or from which there emanates noise or vibration as to amount to a nuisance and any machinery, plant or any method or process used in any premises which causes a nuisance or is dangerous to public health and safety.

The Environmental Protection and Management Act 1999 of Singapore seeks to provide for the protection and management of the environment and resources conservation and regulates, amongst others, air pollution, water pollution, land pollution and noise control. Under the Environmental Protection and Management (Control of Noise at Construction Sites) Regulations, the owner or occupier of any construction site shall ensure that the level of noise emitted from his construction site shall not exceed the maximum permissible noise levels prescribed in such regulations.

Company laws and regulations

KHIW is a private company limited by shares, incorporated and governed under the provisions of the Singapore Companies Act and its regulations.

The Singapore Companies Act generally governs, amongst others, matters relating to the status, power and capacity of a company, shares and share capital of a company (including issuances of new shares (including preference shares), treasury shares, share buybacks, redemption, share capital reduction, declaration of dividends, financial assistance, directors and officers and shareholders of a company (including meetings and proceedings of directors and shareholders, dealings between such persons and the company), protection of minority shareholders’ rights, accounts, arrangements, reconstructions and amalgamations, winding up and dissolution.

In addition, members of a company are subject to, and bound by the provisions of the memorandum and articles of association of the company. The memorandum of association of a company provides for, among others, the objects of the company while the articles of association of the company contains, among others, provisions relating to some of the matters in the foregoing paragraph, transfers of shares as well as sets out the rights and privileges attached to the different classes of shares of the company (if applicable).

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Central Provident Fund Act

The Central Provident Fund (“CPF”) system is a mandatory social security savings scheme funded by contributions from employers and employees. Pursuant to the Central Provident Fund Act 1953 of Singapore (“CPFA”), we are required to pay to the CPF by the end of each month in respect of each employee, who is either a citizen or permanent resident of Singapore, contributions at the contribution rates prescribed in the CPFA. CPF contributions are not applicable for foreigners who hold employment passes, S passes or work permits. As a private sector employer, we are required to pay CPF contributions monthly to our qualifying employees who also contribute to the CPF as follows:

Contribution rates for private sector employees from 1 January 2023

Contribution Rates from 1 January 2023 (for monthly wages ≥ $750)
Employee’s Age (Years)	By Employer (% of wage)	By Employee (% of wage)	Total (% of wage)
55 & below	17	20	37
Above 55 to 60	14.5	15	29.5
Above 60 to 65	11	9.5	20.5
Above 65 to 70	8.5	7	15
Above 70	7.5	5	12.5

CPF contributions are required for both ordinary wages and additional wages (subject to an ordinary wage ceiling and a yearly additional wage ceiling) of employees at the applicable prescribed rates which is dependent on, among other things, the amount of monthly wages and the age of the employee. An employer must pay both the employer’s and employee’s share of the monthly CPF contribution. However, an employer can recover the employee’s share of CPF contributions by deducting it from their wages when the contributions are paid for that month.

The penalties that employers may face for not complying with the CPF Act are as follows:

(a)	late payment interest charged at 18% per annum (1.5% per month), starting from the first day of the following month after the contributions are due. The minimum interest payable is $5 per month;

(b)	a fine of up to S$5,000 and no less than S$ 1,000 per offence and/or up to six months’ imprisonment;

(c)	a fine of up to S$10,000 and no less than S$2,000 per offence and/or 12 months imprisonment for repeat offenders; and/or

(d)	fine of up to S$10,000, imprisonment of up to seven years or both if the employer made a deduction to the employee’s share of CPF contributions but failed to pay the contributions to CPF Board.

Where the amount of the contributions which an employer is liable to pay under the CPFA in respect of any month is not paid within such period as may be prescribed, the employer shall be liable for the payment of interest on the amount for every day the amount remains unpaid commencing from the first day of the month succeeding the month in respect of which the amount is payable and the interest shall be calculated at the rate of 1.5% per month or the sum of S$5, whichever is greater. Where any employer who has recovered any amount from the monthly wages of an employee in accordance with the CPFA fails to pay the contributions to the CPF within such time as may be prescribed, he will be guilty of an offense and will be liable on conviction for a fine not exceeding S$10,000 or imprisonment for a term not exceeding seven years or both. Where an offense has been committed under the CPFA but there are no penalties provided, the offender may be liable for a fine not exceeding S$5,000 or imprisonment for a term not exceeding six months or both, and where the offense is repeated by the same offender, the offender may be liable for a fine not exceeding S$10,000 or imprisonment for a term not exceeding 12 months or both.

Goods and Services Tax (“GST”)

GST in Singapore is a consumption tax that is levied on import of goods into Singapore, as well as nearly all supplies of goods and services in Singapore at a prevailing rate of 8%.

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Personal Data Protection Act

Data Protection Obligations

The Personal Data Protection Act 2012 of Singapore (“PDPA”) establishes the Singapore regime for the protection of personal data, and governs the collection, use and disclosure of personal data by organizations. In this regard, “personal data” as defined under the PDPA refers to data, whether true or not, about an individual who can be identified from that data or other information to which the organization has or is likely to have access.

An organization is required to comply with, amongst other things, the following obligations prescribed by the PDPA:

(a)

Purpose limitation obligation – personal data must be collected, used or disclosed only for purposes that a reasonable person would consider appropriate in the circumstances, and if applicable, have been notified to the individual concerned;

(b)	Notification obligation – individuals must be notified of the purposes for the collection, use or disclosure of their personal data, prior to such collection, use or disclosure;

(c)

Consent obligation – the consent of individuals must be obtained for any collection, use or disclosure of their personal data, unless exceptions apply. Additionally, an organization must allow the withdrawal of consent which has been given or is deemed to have been given;

(d)

Access and correction obligations – when requested by an individual and unless exceptions apply, an organization must: (i) provide that individual with access to his personal data in the possession or under the control of the organization and information about the ways in which his personal data may have been used or disclosed during the past year, and/or (ii) correct an error or omission in his personal data that is in the possession or under the control of the organization;

(e)

Accuracy obligation – an organization must make reasonable efforts to ensure that personal data collected by or on its behalf is accurate and complete if such data is likely to be used by the organization to make a decision affecting the individual to whom the personal data relates or if such data is likely to be disclosed to another organization;

(f)	Protection obligation – an organization must implement reasonable security arrangements for the protection of personal data in its possession or under its control;

(g)

Retention limitation obligation – an organization must not keep personal data for longer than it is necessary to fulfill; (i) the purposes for which it was collected, or (ii) a legal or business purpose;

(h)	Transfer limitation obligation – personal data must not be transferred out of Singapore except in accordance with the requirements prescribed under the PDPA; and

(i)

Openness obligation – an organization must implement the necessary policies and procedures in order to meet the obligations under the PDPA and shall make information about its policies and procedures available on request.

Organizations have mandatory obligations to assess data breaches they suffer, and to notify the Singapore Personal Data Protection Commission (“PDPC”) and the relevant individuals where the data breach is of a certain severity.

The PDPA creates various offenses in connection with the improper use of personal data, certain methods of collecting personal data and certain failures to comply with the requirements under the PDPA. These offenses may be applicable to organizations, their officers and/or their employees. Offenders are liable on conviction to fines and/or imprisonment. The PDPA empowers the PDPC with significant regulatory powers to ensure compliance with the PDPA, including powers to investigate, give directions and impose a financial penalty of up to S$1 million. In addition, the PDPA created a right of private action, pursuant to which the Singapore courts may grant damages, injunctions and relief by way of declaration, to persons who suffer loss or damages directly as a result of contraventions of certain requirements under the PDPA.

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ENVIRONMENTAL MATTERS

 Our Group’s environmental impacts are managed by our Environmental, Occupational Health & Safety (EHS) team, under the Human Resource department which and ensures that our Group is compliant with all applicable environmental laws and regulations. We employ the following measures to ensure compliance and mitigate the environmental impact across our business services:

•

Air quality and noise control: In general, our development and deployment operations do not generate any air emissions, except from the use of company vehicles. Company vehicles are scheduled for routine inspection for emission compliance. In general, our development and deployment operations do not generate high noise levels. Regular maintenance is carried out on our company vehicles to ensure intended performance and ensure emissions are within acceptable level/ limits.

•

Waste and recyclables: Waste is segregated into general waste, e-waste and recyclables. Waste and recyclables will be collected by the respective licensed collectors. We also adopt a reuse and recycling by licensed collectors for our e-waste.

•

Energy: We generally consider energy-efficient products when procuring equipment and machinery. Such includes, but is not limited to, selecting products with low energy utilization through low bandwidth communication over conventional communication mediums and selecting air conditioning with good energy efficiency rating.

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MANAGEMENT

The following table sets forth information regarding our Directors and Executive Officers as at the date of this prospectus:

Name	Age	Position
Mr. Ng Lok Kai@Ng Teck Nam	75	Chairman and Director
Ms. Nge Chwee Peng	59	Chief Executive Officer and Director
[*]	[*]	Chief Finance Officer
Mr. Lim Jin Sin*	51	Independent Director Nominee
Ms. Guo Shuqi*	40	Independent Director Nominee
Mr. Robert Ng Sun*	59	Independent Director Nominee

____________

*	Has accepted an independent director appointment, which will be effective immediately upon effectiveness of this registration statement.

The business and working experience and areas of responsibility of our Directors and Executive Officers are set out below:

Mr. Ng Lok Kai @Ng Teck Nam has had 55 years of experience in the metal works industry. Mr. Ng has served as Chairman and Director of the Company since 2022. Mr. Ng has also been managing director of KHIW since 2017, and has worked for our business since its founding in 1965.

Ms. Nge Chwee Peng has had 40 years of experience in Construction accounts and finance. Ms. Ng has served as Chief Executive Officer and Director of the Company since 2022. Ms. Ng has also been chief financial officer of KHIW since 2017.

Mr. Lim Jin Sin has had 27 years of experience in the field of accounting. From 2005 to 2021, Mr. Lim has been the chief financial officer of Sunvic Chemical Holdings Limited. From January 2000 to September 2005, Mr. Lim joined Ernst & Young where he was involved in the auditing of companies. Mr. Lim graduated in 1996 from Curtin University of Technologies, Perth Australia with a degree in Commerce, majoring in Accounting and Finance. Mr. Lim is a Certified Public Accountant of the Institute of Singapore Chartered Accountants since 2003.

Ms. Guo Shuqi has had 18 years of experience in the field of accounting. Ms. Guo has served as an Assurance Partner of Baker Tilly TFW LLP since June 2014 where she was involved in assurance. From September 2012 to October 2013, Ms. Guo has been the Audit Manager of Tan, Chan & Partners. Ms. Guo graduated from National Technological University with a degree in Bachelor of Accountancy (Honors) in 2005. Ms. Guo is a member Public Accountant of the Institute of Singapore Chartered Accountants.

Mr. Robert Ng Sun has had over 20 years of experience in engineering. Mr. Ng Sun has served as the Managing director of RNS Consultants Pte Ltd, where he was involved in professional engineering since December 2012. Since November 2003, Mr. Ng sun has been the Principal of RNS Design & Engineering where he was involved in professional engineering. Since September 1998, Mr. Ng Sun has been the Principal of RNS & Associates where he was involved in professional engineering. Mr. Lim graduated from National University of Singapore with a master of Science in Civil Engineering in 2001.

Employment Agreements and Director Agreements

Upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part, we will enter into employment agreements with each of our Executive Officers, pursuant to which such individuals have agreed to serve as our Executive Officer for a period of three years from the effective date of the registration statement. We may terminate the employment for cause at any time for certain acts, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate the employment without cause at any time upon three months’ advance written notice. Each Executive Officer may resign at any time upon three months’ advance written notice

Each Executive Officer will agree to hold, both during and after the termination or expiry of his employment agreement, in strict confidence and not to use, except as required in the performance of his duties in connection with the employment or pursuant to applicable law, any of our confidential or proprietary information or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. Each Executive Officer will agree to disclose in confidence to us all inventions, designs and trade secrets which he conceives, develops or reduces to practice during his employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each Executive Officer will agree to be bound by non-competition and non-solicitation restrictions during the term of the employment and for one year following the last date of employment. Specifically, each Executive Officer will agree not to: (i) engage or assist others in engaging in any business or enterprise that is competitive with our business, (ii) solicit, divert or take away the business of our clients, customers or business partners, or (iii) solicit, induce or attempt to induce any employee or independent contractor to terminate his or her employment or engagement with us. The employment agreements will also contain other customary terms and provisions.

Before listing, we will also enter into director agreements with each of our Directors which agreements set forth the terms and provisions of their engagement.

 Board of Directors

Composition of our Board of Directors

Our Board of Directors will consist of five Directors, three whom will be independent Directors, upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part. A director is not required to hold any shares in our Company to qualify to serve as a director. The Corporate Governance Rules of the Nasdaq generally require that a majority of an issuer’s board of directors must consist of independent directors, and our Board of Directors shall have three directors who are “independent directors” as defined under the Nasdaq rules. The full Board of Directors exercises oversight on the Company’s cybersecurity and data management matters, including with respect to cybersecurity risks relating to our suppliers, service providers, and our other supply chain partners. These topics are raised by the Board twice every year.

Committees of the Board of Directors

Upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part, we intend to establish an audit committee, a compensation committee and a nominating and corporate governance committee under our Board of Directors. We intend to adopt a charter for each of the three committees upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part. Each committee’s members and functions are described below.

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Audit Committee.

Our Audit Committee will consist of our three independent Directors, and will be chaired by Mr. Lim Jin Sin. We have determined that each member of our Audit Committee will satisfy the requirements of Section 303A of the Corporate Governance Rules/ Rule 5605(c)(2) of the Listing Rules of the Nasdaq and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Mr. Lim Jin Sin qualifies as an “audit committee financial expert.” The Audit Committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The Audit Committee is responsible for, among other things:

•

reviewing and recommending to our board for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

•

approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors at least annually;

•	reviewing with the Independent Registered Public Accounting Firm any audit problems or difficulties and management’s response;

•

discussing with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the Independent Registered Public Accounting Firm;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

•	approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;

•	establishing and overseeing procedures for the handling of complaints and whistleblowing; and

•	meeting separately and periodically with management and the Independent Registered Public Accounting Firm.

Compensation Committee.

Our Compensation Committee will consist of our three independent Directors, and will be chaired by Ms. Guo Shuqi. We have determined that each member of our Compensation Committee will satisfy the “independence” requirements of Rule5605(c)(2) of the Listing Rules of the Nasdaq. Our Compensation Committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our Directors and Executive Officers. Our Chief Executive Officer may not be present at any committee meeting during which their compensation is deliberated upon. Our Compensation Committee is responsible for, among other things:

•	overseeing the development and implementation of compensation programs in consultation with our management;

•	at least annually, reviewing and approving, or recommending to the board for its approval, the compensation for our Executive Officers;

•	at least annually, reviewing and recommending to the board for determination with respect to the compensation of our non-executive Directors;

•	at least annually, reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements;

•	reviewing Executive Officer and director indemnification and insurance matters; and

•	overseeing our regulatory compliance with respect to compensation matters, including our policies on restrictions on compensation plans and loans to Directors and Executive Officers.

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Nominating and Corporate Governance Committee.

Our Nominating and Corporate Governance Committee will consist of our three independent Directors, and will be chaired by Mr. Robert Ng Sun. We have determined that each member of our Nominating and Corporate Governance Committee will satisfy the “independence” requirements of Rule5605(c)(2) of the Listing Rules of the Nasdaq. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our Directors and in determining the composition of the Board and its committees. The Nominating and Corporate Governance Committee is responsible for, among other things:

•	recommending nominees to the Board for election or re-election to the Board, or for appointment to fill any vacancy on the Board;

•

reviewing annually with the Board the current composition of the Board with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;

•

developing and recommending to our Board such policies and procedures with respect to nomination or appointment of members of our Board and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC or Nasdaq rules, or otherwise considered desirable and appropriate;

•

selecting and recommending to the Board the names of Directors to serve as members of the Audit Committee and the Compensation Committee, as well as of the Nominating and Corporate Governance Committee itself; and

•	evaluating the performance and effectiveness of the Board as a whole.

Code of Business Conduct and Ethics

In connection with this Offering, we have adopted a code of business conduct and ethics, which is applicable to all of our Directors, executive officers and employees and is publicly available.

Duties of Directors

Under Cayman Islands law, all of our Directors owe fiduciary duties to our Company, including a duty of loyalty, a duty to act honestly and to use reasonable diligence in the discharge of their duties, and a duty to act in what they consider in good faith to be in our best interests. Our Directors must also exercise their powers only for a proper purpose. Our Directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our Directors must ensure compliance with our memorandum and articles of association, as amended from time to time. Our Company has the right to seek damages if a duty owed by any of our Directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our Directors is breached. You should refer to the section titled “Description of Share Capital and Memorandum and Articles of Association — Comparison of Shareholder Rights” for additional information on the standard of corporate governance under Cayman Islands law.

The functions and powers of our Board of Directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including the registering of such shares in our share register.

You should refer to the section titled “Description of Share Capital and Memorandum and Articles of Association — Comparison of Shareholder Rights” for additional information on the standard of corporate governance under Cayman Islands law.

Interested Transactions

A director may, subject to any separate requirement for audit and risk committee approval under applicable law or applicable Nasdaq rules, vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

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Foreign Private Issuer Exemption

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of Nasdaq, we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

•

Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders, from providing current reports on Form 8-K disclosing significant events within four (4) days of their occurrence, and from the disclosure requirements of Regulation FD.

•	Exemption from Section 16 rules regarding sales of Shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

•

Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four (4) business days of any determination to grant a waiver of the code of business conduct and ethics to Directors and officers. Although we will require Board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

•

Exemption from the requirement that our Board of Directors have a compensation committee that is composed entirely of independent Directors with a written charter addressing the committee’s purpose and responsibilities.

•

Exemption from the requirements that director nominees are selected, or recommended for selection by our Board of Directors, either by (i) independent Directors constituting a majority of our Board of Directors’ independent Directors in a vote in which only independent Directors participate, or (ii) a committee comprised solely of independent Directors, and that a formal written charter or Board resolution, as applicable, addressing the nominations process is adopted.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an Audit Committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our Shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Although we are permitted to follow certain corporate governance rules that conform to Singapore requirements in lieu of many of the Nasdaq corporate governance rules, we intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers, including the requirement to hold annual meetings of shareholders.

Other Corporate Governance Matters

The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including us, to comply with various corporate governance practices.

Because we are a foreign private issuer, our members of our Board of Directors, executive board members and senior management are not subject to short-swing profit and insider trading reporting obligations under section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under section 13 of the Exchange Act and related SEC rules.

We may also be eligible to utilize the controlled company exemptions under the Nasdaq corporate governance rules if more than 50% of our voting power is held by an individual, a group or another company. Pursuant to the Nasdaq corporate governance rules, in order for a group to exist, such shareholders must have publicly filed a notice that they are acting as a group (i.e., a Schedule 13D). We do not currently expect that more than 50% of our voting power will be held by an individual, a group or another company immediately following the consummation of this Offering.

We intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers and not to rely on the exemptions of controlled company. Please see risk factor- “As a foreign private issuer and “controlled company” within the meaning of the Nasdaq’s corporate governance rules, we are permitted to rely on exemptions from certain of the Nasdaq corporate governance standards. Our choice to rely on such exemptions may afford less protection to holders of our ordinary shares. We intend to comply with the Nasdaq Corporate Governance and do not intend to rely on such exemptions.”

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COMPENSATION

For the years ended December 31, 2021 and 2022, we paid an aggregate of approximately SGD900,000 and approximately SGD920,000 respectively in cash and benefits in-kind granted to or accrued on behalf of all of our Directors and members of senior management for their services, in all capacities, and we did not pay any additional compensation to our Directors and members of senior management. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our Executive Officers and Directors.

EMPLOYEES

As of February, 2023, our Group had a workforce of approximately 300 individuals, comprising employees who are all located within our offices in Singapore and Malaysia.

There were no material changes to the number of employees hired by our Group in the last three financial years. As of February, 2023, none of our employees are related to our Directors, officers or Major Shareholders. Any new employment of related employees and the proposed terms of their employment will be subject to the review and approval of our Compensation Committee. In the event that a member of our Compensation Committee is related to the employee under review, he will abstain from the review.

We do not employ a significant number of temporary employees. The relationship and co-operation between the management and staff have been good and are expected to continue and remain as such in the future. There has not been any incidence of work stoppages or labor disputes which affected our operations.

PRINCIPAL SHAREHOLDERS

The table below sets out the names of each Major Shareholder and Director, and the number and percentage of Shares in which each of them has an interest (whether direct or deemed) as of the date of this prospectus and immediately after the completion of the Offering.

The following table sets forth information regarding the beneficial ownership of our Shares as of the date of this prospectus by our officers, Directors, and 5% or greater beneficial owners of our Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Shares. The following table assumes that none of our officers, Directors or 5% or greater beneficial owners of our Shares will purchase shares in this Offering. In addition, the following table assumes that the over-allotment option has not been exercised. Holders of our Shares are entitled to one (1) vote per share and vote on all matters submitted to a vote of our Shareholders, except as may otherwise be required by law.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

	Shares Beneficially Owned Prior to This Offering			Shares Beneficially Owned After This Offering(3)
Name of Beneficial Owners(1)	Number	%		Number	%
5% Shareholders

Ng Lok Kai @Ng Teck Nam	[*]	[50]	%	[*]	[*]	%
Nge Chwee Peng	[*]	[50]	%	[*]	[*]	%
Lim Jin Sin	-	-		-	-
Guo Shuqi	-	-		-	-
Robert Ng Sun	-	-		-	-

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RELATED PARTY TRANSACTIONS

The following is a summary of transactions since 2020 to which KHIW has been a party and in which any members of our Board of Directors, any Executive Officers, or Major Shareholder had, has or will have a direct or indirect material interest, other than compensation arrangements which are described under the section of this prospectus captioned “General Information on our Group — Management”.

Name of related parties	Relationship with the Company	Transaction	Transaction Amount
			2020 (S$)	2021 (S$)	2022 (S$)
Nge Chwee Peng	Director	Loan to KHIW for working capital purposes	947,470	1,172,430	1,530,586
Ng Lok Kai @Ng Teck Nam	Director	Loan to KHIW for working capital purposes	59,201	458,627	1,791,713

	Year ended July, 31
	2021	2022	2022
	S$	S$	US$

Due to shareholders and directors
Ng Lok Kai @Ng Teck Nam(1)	(458,627)	(1,791,713)	(1,297,215)
Nge Chwee Peng(1)	(1,172,430)	(1,530,586)	(1,108,156)
	(1,631,057)	(3,322,299)	(2,405,371)

(1)As at 31 July, 2022, there was an outstanding amount of S$3,322,299 from loans provided by the directors. The loans were intended for working capital purpose and no interest rate or maturity date was associated with them.

Bank Facilities and Personal and Corporate Guarantees

Our Company and its subsidiaries have entered into bank facilities to finance their operations from time to time. Certain of these facilities have been guaranteed by Major Shareholders, Directors, and/or Executive Officers, as further provided below.

As at the date of this prospectus, our main operating subsidiary, KHIW, has the following bank facilities:

Name of Lender	Date	Loan Amount	Outstanding Amount	Collateral
Maybank Singapore Limited	March 10, 2023	S$ 3,500,000	S$ 3,478,508	1) Existing first legal mortgage over the property at 2 River Valley Grove, #08-01, Singapore 238405 2) Deed of Guarantee from Mr. Ng Lok Kai @Ng Teck Nam and Ms. Nge Chwee Peng.
DBS Bank Limited	April 24, 2020	S$ 5,000,000	S$ 2,861,408	1) Deed of Guarantee from Mr. Ng Lok Kai @Ng Teck Nam and Ms. Nge Chwee Peng.
HL Bank	January 29, 2019/ October 19, 2021	S$70,940,000	S$ 48,943,872	1) First party open legal mortgage over the property at 7 Senoko South Road, Singapore 758071. 2)Deed of Guarantee from Mr. Ng Lok Kai @Ng Teck Nam and Ms. Nge Chwee Peng.
The Hongkong and Shanghai Banking Corporation Limited	December 31,2018 / December 10, 2019	S$ 8,000,000	S$ 5,124,614	1) Fresh charge over all term deposit accounts of Kong Hwee Iron Works & Construction Pte. Ltd. 2) Deed of Guarantee from Mr. Ng Lok Kai @Ng Teck Nam and Ms. Nge Chwee Peng.
The Hongkong and Shanghai Banking Corporation Limited	April 20, 2020	S$ 1,000,000	S$ 562,500	Deed of Guarantee from Mr. Ng Lok Kai @Ng Teck Nam and Ms. Nge Chwee Peng.
Oversea-Chinese Banking Corporation Limited	July 31, 2012 / October 25, 2013	S$ 8,700,000	S$3,311,989

1) Existing charge of cash and security agreement over non-checking project account of Kong Hwee Iron Works & Construction Pte. Ltd.

2) Existing letter of set-off for fixed deposits.

3) Deed of Guarantee from Mr. Ng Lok Kai @Ng Teck Nam and Ms. Nge Chwee Peng.

RHB Bank Berhad	September 13, 2018 / November 3, 2021	S$ 875,000	S$ 875,000	1) Deed of Guarantee from Mr. Ng Lok Kai @Ng Teck Nam and Ms. Nge Chwee Peng.
Third Party Loan		S$ 10,170,441	S$10,170,441	Unsecured

POTENTIAL CONFLICTS OF INTEREST

Save as disclosed below and in the section titled “Related Party Transactions” of this prospectus, none of our Directors, Major Shareholders or any of their associates has an interest, direct or indirect:

(a)	in any transaction to which our Group was or is to be a party;

(b)	in any entity carrying on the same business or dealing in similar services which competes materially and directly with the existing business of our Group; and

(c)	in any enterprise or company that is our Group’s client or supplier of goods and services.

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In addition, we believe that any potential conflicts of interest are further mitigated by the following:

(a)

our Directors have a duty to disclose their interests in respect of any contract, proposal, transaction or any other matter whatsoever in which they have any personal material interest, directly or indirectly, or any actual or potential conflicts of interest (including conflicts of interest that arise from their directorship(s) or executive position(s) or personal investments in any other corporation(s)) that may involve them. Upon such disclosure, such Directors shall not participate in any proceedings of our Board of Directors, and shall in any event abstain from voting in respect of any such contract, arrangement, proposal, transaction or matter in which the conflict of interest arises, unless and until our Audit Committee has determined that no such conflict of interest exists;

(b)

our Audit Committee is required to examine the internal procedures put in place by our Company to determine if such procedures put in place have become inappropriate or insufficient in the event of changes to the nature of, or manner in which, the business activities of our Group, our joint ventures or the interested persons are conducted, or if they are sufficient to ensure that Related Party Transactions are conducted on normal commercial terms and will not be prejudicial to our Company and its Shareholders;

(c)

our Audit Committee will review any actual or potential conflicts of interest that may involve our Directors as disclosed by them to our Board. Upon disclosure of an actual or potential conflict of interests by a Director, our Audit Committee will consider whether a conflict of interests does in fact exist. A Director who is a member of our Audit Committee will not participate in any proceedings of our Audit Committee in relation to the review of a conflict of interests relating to him or her. The review will include an examination of the nature of the conflict and such relevant supporting data, as our Audit Committee may deem reasonably necessary;

(d)

our Audit Committee will also monitor the investments in our customers, suppliers and competitors made by our Directors, Major Shareholders and their respective associates who are involved in the management of or have shareholding interests in similar or related business of our Company (to the extent as disclosed by them to our Audit Committee) and make assessments on whether there are any potential conflicts of interest; and

(a)

our Directors owe fiduciary duties to us, including the duty to act in good faith and in our best interests. Our Directors are also subject to a duty of confidentiality that precludes a Director from disclosing to any third party (including any of our Shareholders or their associates) information that is confidential.

DESCRIPTION OF SHARE CAPITAL AND MEMORANDUM AND ARTICLES OF ASSOCIATION

General

We are an exempted company incorporated with limited liability under the laws of the Cayman Islands and our affairs are governed by:

•	Memorandum and Articles of Association;

•	The Companies Act (Revised) (as amended) of the Caymans Islands, which is referred to as the Companies Act below; and

•	Common law of the Cayman Islands.

As of the date of this prospectus, (i) our authorized share capital is US$50,000 divided into 500,000,000 Ordinary Shares of nominal or par value US$0.0001 each, and (ii) there are [*] Ordinary Shares issued and outstanding.

We have included summaries of certain material provisions of our amended and restated memorandum and articles of association which our shareholders intend to adopt prior to the completion of this offering (the ”Memorandum” and ”Articles”, respectively) and the Companies Act insofar as they relate to the material terms of our share capital. The summaries do not purport to be complete and are qualified in their entirety by reference to our Memorandum and Articles, which is filed as an exhibit to the registration statement on Form F-1, of which this prospectus forms a part.

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Memorandum of Association

The Memorandum provides, inter alia, that the liability of members of our Company is limited and that the objects for which our Company is established are unrestricted (and therefore include acting as an investment company), and that our Company shall have and be capable of exercising any and all of the powers at any time or from time to time exercisable by a natural person or body corporate whether as principal, agent, contractor or otherwise and, since our Company is an exempted company, that our Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of our Company carried on outside the Cayman Islands.

By special resolution, our Company may alter the Memorandum with respect to any objects, powers or other matters specified in it.

Ordinary Shares

General. Upon the completion of this Offering, our authorized share capital is US$50,000 divided into 500,000,000 Ordinary Shares of nominal or par value US$0.0001 each. All of our outstanding Ordinary Shares are fully paid and non-assessable. Certificates representing the Ordinary Shares are issued in registered form. Our shareholders, whether or not they are non-residents of the Cayman Islands, may freely hold and transfer their Ordinary Shares in accordance with our Memorandum and Articles.

Dividends. The holders of our Ordinary Shares are entitled to such dividends as may be declared by our Board of Directors. Our Articles provide that our Board of Directors may declare and pay dividends if justified by our financial position and permitted by law.

Voting Rights. Holders of our Ordinary Shares vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. In respect of matters requiring shareholders’ vote, each ordinary share is entitled to one vote. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless voting by poll is required by Nasdaq rules or demanded by the chairman of the meeting, by at least two shareholders having the right to vote on the resolutions, or by shareholder(s) together holding at least 10% of the total voting rights of all our shareholders having the right to vote at such general meeting. A quorum required for a meeting of shareholders consists of one shareholder who holds at least one-third of our issued voting shares. Shareholders’ meetings may be held annually. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Extraordinary general meetings may be called by a majority of our Board of Directors or upon a requisition of any one or more shareholders holding at the deposit of the requisition at least 10% of the aggregate share capital of our company that carries the right to vote at a general meeting, in which case on advance notice of at least 7 clear days is required for the convening of our annual general meeting and other general meetings by requisition of our shareholders.

Any ordinary resolution to be made by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the Ordinary Shares cast in a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the Ordinary Shares cast in a meeting.

A special resolution will be required for important matters such as amending our memorandum and articles of association or changing the name of the Company.

There are no limitations on non-residents or foreign shareholders in the memorandum and articles of association to hold or exercise voting rights on the Ordinary Shares imposed by foreign law or by the charter or other constituent document of our company. However, no person will be entitled to vote at any general meeting or at any separate meeting of the holders of the Ordinary Shares unless the person is registered as of the record date for such meeting and unless all calls or other sums presently payable by the person in respect of Ordinary Shares in the Company have been paid.

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Alteration of capital. Our Company may, by an ordinary resolution of its members: (a) increase its share capital by the creation of new shares of such amount as it thinks expedient; (b) consolidate or divide all or any of its share capital into shares of larger or smaller amount than its existing shares; (c) divide its unissued shares into several classes and attach to such shares any preferential, deferred, qualified or special rights, privileges or conditions; (d) subdivide its shares or any of them into shares of an amount smaller than that fixed by the Memorandum; (e) cancel any shares which, at the date of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled; (f) make provision for the allotment and issue of shares which do not carry any voting rights; (g) change the currency of denomination of its share capital; and (h) reduce its share premium account in any manner authorized and subject to any conditions prescribed by law.

Transfer of Shares. Subject to the Companies Act and the requirements of the stock exchange, all transfers of shares shall be effected by an instrument of transfer in the usual or common form or in such other form as our Board may approve and may be under hand or, if the transferor or transferee is a Clearing House (as defined in the Articles) or its nominee(s), under hand or by machine imprinted signature, or by such other manner of execution as our Board may approve from time to time. Execution of the instrument of transfer shall be by or on behalf of the transferor and the transferee, provided that our Board may dispense with the execution of the instrument of transfer by the transferor or transferee or accept mechanically executed transfers. The transferor shall be deemed to remain the holder of a share until the name of the transferee is entered in the register of members of our Company in respect of that share. Our Board may, in its absolute discretion, at any time and from time to time remove any share on the principal register to any branch register or any share on any branch register to the principal register or any other branch register. Unless our Board otherwise agrees, no shares on the principal register shall be removed to any branch register nor shall shares on any branch register be removed to the principal register or any other branch register. All removals and other documents of title shall be lodged for registration and registered, in the case of shares on any branch register, at the relevant registration office and, in the case of shares on the principal register, at the place at which the principal register is located. Our Board may, in its absolute discretion, decline to register a transfer of any share (not being a fully paid up share) to a person of whom it does not approve or on which our Company has a lien. It may also decline to register a transfer of any share issued under any share option scheme upon which a restriction on transfer subsists or a transfer of any share to more than four joint holders. Our Board may decline to recognize any instrument of transfer unless a certain fee, up to such maximum sum as the stock exchange may determine to be payable, is paid to our Company, the instrument of transfer is properly stamped (if applicable), is in respect of only one class of share and is lodged at the relevant registration office or the place at which the principal register is located accompanied by the relevant share certificate(s) and such other evidence as our Board may reasonably require is provided to show the right of the transferor to make the transfer (and if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do). The register of members may, subject to the Nasdaq Listing Rules, be closed at such time or for such period not exceeding in the whole 30 days in each year as our Board may determine (or such longer period as the members of our Company may by ordinary resolution determine, provided that such period shall not be extended beyond 60 days in any year). Fully paid shares shall be free from any restriction on transfer (except when permitted by the stock exchange) and shall also be free from all liens.

Winding Up; Liquidation. A resolution that our Company be wound up by the court or be wound up voluntarily shall be a special resolution. Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares:

(a) if our Company is wound up and the assets available for distribution among the members of the Company are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, then the excess shall be distributed pari passu among such members in proportion to the amount paid up on the shares held by them respectively; and

(b) if our Company is wound up and the assets available for distribution among the members as such are insufficient to repay the whole of the paid-up capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up on the shares held by them, respectively.

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If our Company is wound up (whether the liquidation is voluntary or compelled by the court), the liquidator may, with the sanction of a special resolution and any other sanction required by the Companies Act, divide among the members in specie or kind the whole or any part of the assets of our Company, whether the assets consist of property of one kind or different kinds, and the liquidator may, for such purpose, set such value as he deems fair upon any one or more class or classes of property to be so divided and may determine how such division shall be carried out as between the members or different classes of members and the members within each class. The liquidator may, with the like sanction, vest any part of the assets in trustees upon such trusts for the benefit of members as the liquidator thinks fit, provided that no member shall be compelled to accept any shares or other property upon which there is a liability.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Our Board may, from time to time, make such calls as it thinks fit upon the members in respect of any monies unpaid on the shares held by them respectively (whether on account of the nominal value of the shares or by way of premium) and not by the conditions of allotment of such shares made payable at fixed times. A call may be made payable either in one sum or by instalments. If the sum payable in respect of any call or instalment is not paid on or before the day appointed for payment thereof, the person or persons from whom the sum is due shall pay interest on the same at such rate not exceeding 20 per cent per annum as our Board shall fix from the day appointed for payment to the time of actual payment, but the Board may waive payment of such interest wholly or in part. Our Board may, if it thinks fit, receive from any member willing to advance the same, either in money or money’s worth, all or any part of the money uncalled and unpaid or instalments payable upon any shares held by him, and in respect of all or any of the monies so advanced our Company may pay interest at such rate (if any) not exceeding 20 per cent per annum as our Board may decide. If a member fails to pay any call or instalment of a call on the day appointed for payment, our Board may, for so long as any part of the call or instalment remains unpaid, serve not less than 14 days’ notice on the member requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued and which may still accrue up to the date of actual payment. The notice shall name a further day (not earlier than the expiration of 14 days from the date of the notice) on or before which the payment required by the notice is to be made, and shall also name the place where payment is to be made. The notice shall also state that, in the event of non-payment at or before the appointed time, the shares in respect of which the call was made will be liable to be forfeited. If the requirements of any such notice are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of our Board to that effect. Such forfeiture will include all dividends and bonuses declared in respect of the forfeited share and not actually paid before the forfeiture. A person whose shares have been forfeited shall cease to be a member in respect of the forfeited shares but shall, nevertheless, remain liable to pay to our Company all monies which, as at the date of forfeiture, were payable by him to our Company in respect of the shares together with (if our Board shall in its discretion so require) interest thereon from the date of forfeiture until payment at such rate not exceeding 20 per cent per annum as our Board may prescribe.

Redemption of Ordinary Shares. The Companies Act and our Memorandum and Articles permit us to purchase our own shares. In accordance with our Articles, provided the necessary shareholders or board approval have been obtained and requirements under the Companies Act have been satisfied, we may issue shares on terms that are subject to redemption at our option on such terms and in such manner as may be determined by our Board of Directors. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our Company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares issued and outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Inspection of Books and Records. Holders of our Ordinary Shares have no general right under our Articles to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Issuance of Additional Shares. Our Memorandum and Articles authorize our Board of Directors to issue additional Ordinary Shares from time to time as our Board of Directors shall determine, to the extent of available authorized but unissued shares. Issuance of these shares may dilute the voting power of holders of Ordinary Shares.

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Anti-Takeover Provisions. Some provisions of our Memorandum and Articles may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable. Our authorized, but unissued Ordinary Shares are available for future issuance without shareholders’ approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Ordinary Shares could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may not issue negotiable or bearer shares, but may issue shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

Nomination and Removal of Directors and Filling Vacancies on Board. Nomination and removal of directors and filling of board vacancies are governed by the terms of the memorandum and articles of association. At any time or from time to time, the Board shall have the power to appoint any person as a Director either to fill a casual vacancy on the Board or as an additional Director to the existing Board subject to any maximum number of Directors, if any, as may be determined by the members in general meeting.

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A Director is not required to hold any shares in the company by way of qualification.

A Director may be removed by an ordinary resolution of the company before the expiration of his term of office (but without prejudice to any claim which such Director may have for damages for any breach of any contract between him and the company) and the company may by ordinary resolution appoint another in his place.

The office of a Director shall be vacated if he:

(i)	resigns;

(ii)	dies;

(iii)	is declared to be of unsound mind and the Board resolves that his office be vacated;

(ix)	becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors generally;

(x)	without special leave, is absent from meetings of the Board for [ ] consecutive meetings, and the Board resolves that his office is vacated;

(xi)	has been required by the designated stock exchange to cease to be a Director; or

(xii)	is removed from office by the requisite majority of the Directors or otherwise pursuant to the Articles.

From time to time the Board may appoint one or more of its body to be managing director, joint managing director or deputy managing director or to hold any other employment or executive office with the company for such period and upon such terms as the Board may determine, and the Board may revoke or terminate any of such appointments. The Board may also delegate any of its powers to committees consisting of such Director(s) or other person(s) as the Board thinks fit, and from time to time it may also revoke such delegation or revoke the appointment of and discharge any such committees either wholly or in part, and either as to persons or purposes, but every committee so formed shall, in the exercise of the powers so delegated, conform to any regulations that may from time to time be imposed upon it by the Board.

At each annual general meeting, one-third (1/3) of the Directors for the time being shall retire from office by rotation.  However, if the number of Directors is not a multiple of three, then the number nearest to but not less than one-third shall be the number of retiring Directors.  The Directors to retire in each year shall be those who have been in office longest since their last re-election or appointment but, as between persons who became or were last re-elected Directors on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot. No person, other than a retiring Director, shall, unless recommended by the Board for election, be eligible for election to the office of Director at any general meeting, unless notice in writing of the intention to propose that person for election as a Director and notice in writing by that person of his willingness to be elected has been lodged at the head office or at the registration office of the company.  The period for lodgment of such notices shall commence no earlier than the day after despatch of the notice of the relevant meeting and end no later than seven days before the date of such meeting and the minimum length of the period during which such notices may be lodged must be at least seven (7) days.

Shareholder Proposals. Extraordinary general meetings shall be convened on the requisition of one or more members holding, as at the date of deposit of the requisition, not less than one-tenth of the paid up capital of the company having the right of voting at general meetings. Such requisition shall be made in writing to the board or the secretary of the company for the purpose of requiring an extraordinary general meeting to be called by the board for the transaction of any business specified in such requisition. Such meeting shall be held within two months after the deposit of such requisition. If within 21 days of such deposit, the board fails to proceed to convene such meeting, the requisitionist(s) himself (themselves) may do so in the same manner, and all reasonable expenses incurred by the requisitionist(s) as a result of the failure of the board shall be reimbursed to the requisitionist(s) by the company.

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Approval of Corporate Matters by Written Consent. A special resolution of the company must be passed by a majority of not less than two-thirds of the votes cast by such members as, being entitled so to do, vote in person or by proxy or, in the case of members which are corporations, by their duly authorized representatives or by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given.

Under the Companies Act, a copy of any special resolution must be forwarded to the Registrar of Companies in the Cayman Islands within 15 days of being passed.

An ordinary resolution, by contrast, is a resolution passed by a simple majority of the votes of such members of the company as, being entitled to do so, vote in person or, in the case of members which are corporations, by their duly authorized representatives or by proxy at a general meeting of which notice has been duly given.

A resolution in writing signed by or on behalf of all members shall be treated as an ordinary resolution duly passed at a general meeting of the company duly convened and held, and where relevant as a special resolution so passed.

Anti-Money Laundering — Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering, we are required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity and source of funds. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In some cases the Directors may be satisfied that no further information is required since an exemption applies under the Anti-Money Laundering Regulations (Revised) of the Cayman Islands, as amended and revised from time to time (the “Regulations”) or any other applicable law. Depending on the circumstances of each application, a detailed verification of identity might not be required where:

(a)	the subscriber makes the payment for their investment from an account held in the subscriber’s name at a recognized financial institution; or

(b)	the subscriber is regulated by a recognized regulatory authority and is based or incorporated in, or formed under the law of, a recognized jurisdiction; or

(c)

the application is made through an intermediary which is regulated by a recognized regulatory authority and is based in or incorporated in, or formed under the law of a recognized jurisdiction and an assurance is provided in relation to the procedures undertaken on the underlying investors.

For the purposes of these exceptions, recognition of a financial institution, regulatory authority or jurisdiction will be determined in accordance with the Regulations by reference to those jurisdictions recognized by the Cayman Islands Monetary Authority as having equivalent anti-money laundering regulations.

In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any payment to a shareholder if our Directors or officers suspect or are advised that the payment to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

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If any person in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering or is involved with terrorism or terrorist financing and property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority (“FRA”) of the Cayman Islands, pursuant to the Proceeds of Crime Act (Revised) of the Cayman Islands if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher, or the FRA, pursuant to the Terrorism Act (Revised) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Data Protection in the Cayman Islands — Privacy Notice

This privacy notice explains the manner in which the company collects, processes and maintains personal data about investors of our Company pursuant to the Data Protection Act (Revised), of the Cayman Islands, as amended from time to time and any regulations, codes of practice or orders promulgated pursuant thereto (“DPA”).

Our Company is committed to processing personal data in accordance with the DPA. In its use of personal data, our Company will be characterized under the DPA as a ‘data controller’, whilst certain of our Company’s service providers, affiliates and delegates may act as ‘data processors’ under the DPA. These service providers may process personal information for their own lawful purposes in connection with services provided to the company.

This privacy notice puts our shareholders on notice that, by virtue of making an investment in our Company, our Company and certain of our Company’s service providers may collect, record, store, transfer and otherwise process personal data by which individuals may be directly or indirectly identified.

Your personal data will be processed fairly and for lawful purposes, including (a) where the processing is necessary for our Company to perform a contract to which you are a party or for taking pre-contractual steps at your request (b) where the processing is necessary for compliance with any legal, tax or regulatory obligation to which the company is subject or (c) where the processing is for the purposes of legitimate interests pursued by the company or by a service provider to whom the data are disclosed. As a data controller, we will only use your personal data for the purposes for which we collected it. If we need to use your personal data for an unrelated purpose, we will contact you.

We anticipate that we will share your personal data with our Company’s service providers for the purposes set out in this privacy notice. We may also share relevant personal data where it is lawful to do so and necessary to comply with our contractual obligations or your instructions or where it is necessary or desirable to do so in connection with any regulatory reporting obligations. In exceptional circumstances, we will share your personal data with regulatory, prosecuting and other governmental agencies or departments, and parties to litigation (whether pending or threatened), in any country or territory including to any other person where we have a public or legal duty to do so (e.g. to assist with detecting and preventing fraud, tax evasion and financial crime or compliance with a court order).

Your personal data shall not be held by our Company for longer than necessary with regard to the purposes of the data processing.

We will not sell your personal data. Any transfer of personal data outside of the Cayman Islands shall be in accordance with the requirements of the DPA. Where necessary, we will ensure that separate and appropriate legal agreements are put in place with the recipient of that data.

Our Company will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment into our Company, this will be relevant for those individuals and you should inform such individuals of the content.

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You have certain rights under the DPA, including (a) the right to be informed as to how we collect and use your personal data (and this privacy notice fulfils our Company’s obligation in this respect) (b) the right to obtain a copy of your personal data (c) the right to require us to stop direct marketing (d) the right to have inaccurate or incomplete personal data corrected (e) the right to withdraw your consent and require us to stop processing or restrict the processing, or not begin the processing of your personal data (f) the right to be notified of a data breach (unless the breach is unlikely to be prejudicial) (g) the right to obtain information as to any countries or territories outside the Cayman Islands to which we, whether directly or indirectly, transfer, intend to transfer or wish to transfer your personal data, general measures we take to ensure the security of personal data and any information available to us as to the source of your personal data (h) the right to complain to the Office of the Ombudsman of the Cayman Islands and (i) the right to require us to delete your personal data in some limited circumstances.

If you consider that your personal data has not been handled correctly, or you are not satisfied with our Company’s responses to any requests you have made regarding the use of your personal data, you have the right to complain to the Cayman Islands’ Ombudsman. The Ombudsman can be contacted by calling +1 (345) 946-6283 or by email at info@ombudsman.ky.

Transfer Agent and Registrar

The transfer agent and branch registrar for our Shares, which will maintain our branch register located in the United States, will be [*]. Its address is [*].

Comparison of Shareholder Rights

We are incorporated under the laws of the Cayman Islands. The following discussion summarizes material differences between the rights of holders of our Shares (assuming we have been converted into a public company and the consummation of the Offering) and the rights of holders of the common stock of a typical corporation incorporated under the laws of the state of Delaware which result from differences in governing documents and the laws of the Cayman Islands and Delaware.

This discussion does not purport to be a complete or comprehensive statement of the rights of holders of our Shares under applicable law in the Cayman Islands and our memorandum and articles of association or the rights of holders of the common stock of a typical corporation under applicable Delaware law and a typical certificate of incorporation and bylaws.

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	Delaware	Cayman Islands

Title of Organizational Documents	Certificate of Incorporation and Bylaws	Certificate of Incorporation and Memorandum and Articles of Association

Duties of Directors

Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors owe fiduciary duties of care and loyalty to the corporation and its shareholders. The duty of care requires that directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of care also requires that directors exercise care in all of their responsibilities, including overseeing and investigating the conduct of the corporation’s employees. The duty of loyalty requires that a director act in good faith, not out of self-interest, and in a manner that the director reasonably believes to be in the best interests of the shareholders and the corporation.

As a matter of Cayman Islands law, directors of Cayman Islands companies owe fiduciary duties to their respective companies to, amongst other things, act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. Core duties are:

• a duty to act in good faith in what the directors bona fide consider to be the best interests of the company (and in this regard, it should be noted that the duty is owed to the company and not to associate companies, subsidiaries or holding companies);

• a duty not to personally profit from opportunities that arise from the office of director;

• a duty of trusteeship of the company’s assets;

• a duty not to put himself in a position where the structures of a company conflict of his or her personal interest on his or her duty to a third party to avoid conflicts of interest; and

• a duty to exercise powers for the purpose for which such powers were conferred.

A director of a Cayman Islands company also owes the company a duty to act with skill, care and diligence. A director need not exhibit in the performance of his or her duties a greater degree of skill than may be reasonably expected from a person of his or her knowledge and experience. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Limitations on Personal Liability of Directors

Subject to the limitations described below, a certificate of incorporation may provide for the elimination or limitation of the personal liability of a director to the corporation or its shareholders for monetary damages for a breach of fiduciary duty as a director. Such a provision cannot eliminate or limit liability for breach of the fiduciary duty of loyalty, bad faith, intentional misconduct, a knowing violation of law, a transaction from which the director derived an improper personal benefit, an unlawful payment of dividends or an unlawful share purchase or redemption. In addition, the certificate of incorporation cannot limit liability for any act or omission occurring prior to the date when such provision becomes effective.

The Companies Act does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of directors and officers. However, as a matter of public policy, Cayman Islands law will not allow the limitation of a director’s liability to the extent that the liability is a consequence of the director committing a crime or of the director’s own fraud, dishonesty or willful default.

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	Delaware	Cayman Islands

Indemnification of Directors, Officers, Agents, and Others

A corporation has the power to indemnify any director, officer, employee, or agent of corporation who was, is, or is threatened to be made a party to a proceeding (other than a derivative proceeding), by reason of the fact that such person is or was a director, officer, employee or agent of the corporation against all reasonably incurred expenses, judgments and amounts paid in settlement so long as the person acted in good faith and in a manner the person believed to be in, or not opposed to, the best interests of the corporation, and if with respect to a criminal proceeding, the person had no reasonable cause to believe that his or her conduct would be unlawful.

The Cayman Islands laws do not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, save to the extent any such provision may be held by the court to be contrary to public policy, for example, where a provision purports to provide indemnification against the consequences of committing a crime.

A corporation has the power to indemnify a director, officer, employee or agent in connection with the defense or settlement of a derivative action against expenses reasonable and actually incurred provided such person acted in good faith and in a manner he or she reasonably believe to be in, or not opposed to, the corporation’s best interest and if such person has been adjudged liable only if a court determines that the person is fairly and reasonably entitled to indemnification. To the extent a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any proceeding, such person shall be indemnified against expenses actually and reasonably incurred.

Interested Directors

Under Delaware law, a transaction between a corporation and a director or with another organization in which a director has a financial interest shall not be void or voidable solely for that reason, solely because the director participates in the meeting at which the board authorizes the transaction, or solely because any such director’s votes are counted for such purpose, if (i) the material facts as to such interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors are less than a quorum, (ii) such material facts are disclosed or are known to the shareholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the shareholders, or (iii) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified. Under Delaware law, a director could be held liable for any transaction in which such director derived an improper personal benefit.

Interested director transactions are governed by the terms of a company’s memorandum and articles of association. With the exception of the office of auditor of the Company, a Director may hold any other office or place of profit with the Company in conjunction with his office of Director for such period and upon such terms as the Board may determine, and may be paid such extra remuneration for that other office or place of profit, in whatever form, in addition to any remuneration provided for by or pursuant to any other Articles. A Director may be or become a director, officer or member of any other company in which the Company may be interested, and shall not be liable to account to the Company or the members for any remuneration or other benefits received by him as a director, officer or member of such other company. The Board may also cause the voting power conferred by the shares in any other company held or owned by the Company to be exercised in such manner in all respects as it thinks fit, including the exercise in favor of any resolution appointing the Directors or any of them to be directors or officers of such other company.

No Director or intended Director shall be disqualified by his office from contracting with the Company, nor shall any such contract or any other contract or arrangement in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realized by any such contract or arrangement by reason only of such Director holding that office or the fiduciary relationship established by it. A Director who is, in any way, materially interested in a contract or arrangement or proposed contract or arrangement with the Company shall declare the nature of his interest at the earliest meeting of the Board at which he may practically do so.

There is no power to freeze or otherwise impair any of the rights attaching to any share by reason that the person or persons who are interested directly or indirectly in that share have failed to disclose their interests to the Company. A Director shall not vote or be counted in the quorum on any resolution of the Board in respect of any contract or arrangement or proposal in which he or any of his close associate(s) has/have a material interest, and if he shall do so his vote shall not be counted nor shall he be counted in the quorum for that resolution, but this prohibition shall not apply to any of the following matters:

(i) the giving of any security or indemnity to the Director or his close associate(s) in respect of money lent or obligations incurred or undertaken by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries;

(ii) the giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his close associate(s) has/have himself/themselves assumed responsibility in whole or in part whether alone or jointly under a guarantee or indemnity or by the giving of security;

(iii) any proposal concerning an offer of shares, debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase, where the Director or his close associate(s) is/are or is/are to be interested as a participant in the underwriting or sub- underwriting of the offer;

(iv) any proposal or arrangement concerning the benefit of employees of the Company or any of its subsidiaries, including the adoption, modification or operation of either: (i) any employees’ share scheme or any share incentive or share option scheme under which the Director or his close associate(s) may benefit; or (ii) any of a pension fund or retirement, death or disability benefits scheme which relates to Directors, their close associates and employees of the Company or any of its subsidiaries and does not provide in respect of any Director or his close associate(s) any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates; and

(v) any contract or arrangement in which the Director or his close associate(s) is/are interested in the same manner as other holders of shares, debentures or other securities of the Company by virtue only of his/their interest in those shares, debentures or other securities.

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	Delaware	Cayman Islands

Voting Requirements

Delaware’s default rule is that the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter is needed for corporate action (other than the election of directors). Certain actions, such as charter amendments, most mergers, dissolution and sales of all or substantially all of the corporation’s assets, require the affirmative vote of the majority of the outstanding voting power of the shares of the corporation entitled to vote. The certificate of incorporation may include a provision requiring supermajority approval by the directors or shareholders for any corporate action.

In addition, under Delaware law, certain business combinations involving interested shareholders require approval by a supermajority of the non-interested shareholders unless the corporation’s board of directors approves the business combination or the transaction that resulted in the shareholder becoming an interested shareholder prior to the time the shareholder became an interested shareholder or another exemption applies.

For the protection of shareholders, certain matters must be approved by special resolution of the shareholders as a matter of Cayman Islands law, including alteration of the memorandum or articles of association, appointment of inspectors to examine company affairs, reduction of share capital (subject, in relevant circumstances, to court approval), change of name, authorization of a plan of merger or transfer by way of continuation to another jurisdiction or consolidation or voluntary winding up of the company.

The Companies Act requires that a special resolution be passed by a super majority of at least two-thirds or such higher percentage as set forth in the memorandum and articles of association, of shareholders being entitled to vote and do vote in person or by proxy at a general meeting, or by unanimous written consent of shareholders entitled to vote at a general meeting.

The Companies Act defines “special resolutions” only. A company’s memorandum and articles of association can therefore tailor the definition of “ordinary resolutions” as a whole, or with respect to specific provisions.

Voting for Directors

Under Delaware law, unless otherwise specified in the certificate of incorporation or bylaws of the corporation, directors are elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

Directors are appointed in accordance with the terms of the memorandum and articles of association of the company.

Cumulative Voting	There is no cumulative voting for the election of directors unless the corporation’s certificate of incorporation provides for cumulative voting.	No cumulative voting for the election of directors unless so provided in the memorandum and articles of association.

Directors’ Powers Regarding Bylaws

The certificate of incorporation may grant the directors the power to adopt, amend or repeal the corporation’s bylaws. The shareholders of the corporation possess the inherent right to adopt, amend or repeal the bylaws.

Certain provisions of the memorandum and articles of association may only be amended by a special resolution of the shareholders. For example, by special resolutions of the company may alter the memorandum with respect to any objects, powers or other matters specified in it.

Mergers and Similar Arrangements

Under Delaware law, with certain exceptions, a merger, consolidation, or sale of all or substantially all of the assets of a corporation must be approved by the board of directors and by a majority of the outstanding voting power of the shares entitled to vote thereon. Under Delaware law, a shareholder of a corporation participating in certain mergers are entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value (as determined by the Delaware Court of Chancery) of the shares held by such shareholder in lieu of the consideration such shareholder would otherwise receive in the transaction.

The Companies Act provides for the merger or consolidation of two or more companies into a single entity. The legislation makes a distinction between a “consolidation” and a “merger.” In a consolidation, a new entity is formed from the combination of each participating company, and the separate consolidating parties, as a consequence, cease to exist and are each stricken by the Registrar of Companies. In a merger, one company remains as the surviving entity, having in effect absorbed the other merging parties that are then stricken and cease to exist.

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Delaware	Cayman Islands

Delaware law also provides that a parent entity, by resolution of its board of directors, may merge with any subsidiary corporation, of which it owns at least 90% of each class of capital stock without a vote by shareholders of such subsidiary. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights unless the subsidiary is wholly owned.

Two or more Cayman-registered companies may merge or consolidate. Cayman-registered companies may also merge or consolidate with foreign companies provided that the laws of the foreign jurisdiction permit such merger or consolidation.

Under the Companies Act, a plan of merger or consolidation shall be authorized by each constituent company by way of (i) a special resolution of the members of each such constituent company; and (ii) such other authorization, if any, as may be specified in such constituent company’s memorandum and articles of association.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the votes are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent seventy-five percent (75%) in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

• the statutory provisions as to the required majority vote have been met;

• the shareholders have been fairly represented at the meeting in question;

• the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

• the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority”.

When a takeover offer is made and accepted by holders of not less than 90.0% of the shares affected within four (4) months, the offeror may, within a two (2) month period commencing on the expiration of such four (4) month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

131

	Delaware	Cayman Islands

Shareholder Suits

Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court generally has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action but such discretion is rarely used. Generally, Delaware follows the American rule under which each party bears its own costs.

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

• a company acts or proposes to act illegally or ultra vires;

• the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

• those who control the company are perpetrating a “fraud on the minority

Inspection of Corporate Records

Under Delaware law, shareholders of a corporation, upon written demand under oath stating the purpose thereof, have the right during normal business hours to inspect for any proper purpose, and to make copies and extracts of list(s) of shareholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.

Shareholders of a Cayman Islands exempted company have no general right under Cayman Islands law to inspect or obtain copies of a list of shareholders or other corporate records (other than copies of our memorandum and articles, the register of mortgages or charges, and any special resolutions passed by our shareholders) of the company. However, these rights may be provided in the company’s memorandum and articles of association. The Registrar of Companies shall make available the list of the names of the current directors of the Company (and where applicable the current alternate directors of the Company) for inspection by any person upon payment of a fee by such person.

Calling of Special Shareholders Meetings	Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or bylaws to call a special meeting of shareholders.	The Companies Act does not have provisions governing the proceedings of shareholders meetings which are usually provided in the memorandum and articles of association.

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SHARES ELIGIBLE FOR FUTURE SALE

Upon the completion of this Offering, we will have [___________] Shares outstanding (or [___________] Shares if the underwriters’ overallotment option is exercised in full). All of the Shares sold in this Offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act.

Prior to this Offering, there has been no public market for our Shares, and while we plan to apply to list our Shares on Nasdaq, we cannot assure you that a regular trading market for our Shares will develop or be sustained after this Offering. Future sales of substantial amounts of Shares in the public market, or the perception that such sales may occur, could adversely affect the market price of our Shares. Further, since a large number of our Shares will not be available for sale shortly after this Offering because of the contractual and legal restrictions on resale described below, sales of substantial amounts of our Shares in the public market after these restrictions lapse, or the perception that such sales may occur, could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Lock-Up Agreements

Our Executive Officers, Directors and Major Shareholders have agreed, subject to some exceptions, not to transfer or dispose of, directly or indirectly, any of our Shares, or any securities convertible into or exchangeable or exercisable for our Shares, for a period of six months after the date of this prospectus. After the expiration of the six months’ period, the Shares held by our Directors, Executive Officers and our existing Shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings. See “Underwriting“

Rule 144

All of our Ordinary Shares outstanding prior to this offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act.

In general, persons who have beneficially owned restricted Ordinary Shares for at least six (6) months, and any affiliate of the company who owns either restricted or unrestricted securities, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

Non-Affiliates

Any person who is not deemed to have been one of our affiliates at the time of, or at any time during the three (3) months preceding, a sale may sell an unlimited number of restricted securities under Rule 144 if:

•	the restricted securities have been held for at least six (6) months, including the holding period of any prior owner other than one of our affiliates;

•	we have been subject to the Exchange Act periodic reporting requirements for at least ninety (90) days before the sale; and

•	we are current in our Exchange Act reporting at the time of sale.

Any person who is not deemed to have been an affiliate of ours at the time of, or at any time during the three (3) months preceding, a sale and has held the restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell an unlimited number of restricted securities without regard to the length of time we have been subject to Exchange Act periodic reporting or whether we are current in our Exchange Act reporting.

Affiliates

Persons seeking to sell restricted securities who are our affiliates at the time of, or any time during the three (3) months preceding, a sale, would be subject to the restrictions described above. They are also subject to additional restrictions, by which such person would be required to comply with the manner of sale and notice provisions of Rule 144 and would be entitled to sell within any three (3) month period only that number of securities that does not exceed the greater of either of the following:

•

1% of the then outstanding Ordinary Shares of the same class, which will equal approximately [*] ordinary shares immediately after this offering assuming the over-allotment option is not exercised and approximately [*] Ordinary Shares assuming the over-allotment option is exercised in full; or

•

the average weekly trading volume of our Ordinary Shares in the form of Ordinary Shares on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Additionally, persons who are our affiliates at the time of, or any time during the three (3) months preceding, a sale may sell unrestricted securities under the requirements of Rule 144 described above, without regard to the six (6) month holding period of Rule 144, which does not apply to sales of unrestricted securities.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our Shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such Shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

EXCHANGE CONTROLS AND LIMITATIONS AFFECTING SHAREHOLDERS

Singapore

There are no Singapore government laws, decrees, regulations or other legislation that may affect the import or export of capital, including the availability of cash and cash equivalents for use by our Group, and the remittance of dividends, interest or other payments to non-resident holders of our Company’s securities.

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TAXATION

The following are material Cayman Islands tax, Singapore tax and U.S. federal income tax considerations relevant to an investment in our Shares. This discussion does not address all of the tax consequences relating to an investment in the Ordinary Shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, Singapore and the United. Potential investors should consult their own tax advisers regarding the overall tax consequences arising in an investor’s particular situation under U.S. federal, state, local or foreign law of the ownership or disposal of the Ordinary Shares

Cayman Islands Tax Considerations

Pursuant to Section 6 of the Tax Concessions Act (Revised) of the Cayman Islands, our Company has obtained an undertaking from the Financial Secretary: (a) that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to our Company or its operations; and (b) that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on or in respect of the shares, debentures or other obligations of our Company or by way of withholding in whole or in part of any relevant payment as defined in section 6(3) of the Tax Concessions Act (Revised) of the Cayman Islands. The undertaking for our Company is for a period of 20 years from 10 November 2022.

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of the dividends and capital in respect of our Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Shares, nor will gains derived from the disposal of our Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in the Cayman Islands in respect of the issue of our Shares or on an instrument of transfer in respect of our Shares, so long as the instrument of transfer is not executed in, brought to, or produced before a court of the Cayman Islands.

Singapore Tax Considerations

The statements made herein regarding taxation are general in nature and based on certain aspects of current tax laws of Singapore and administrative guidelines issued by the relevant authorities in force as of the date of this prospectus and are subject to any changes in such laws or administrative guidelines, or in the interpretation of these laws or guidelines, occurring after such date, which could be made on a retrospective basis. These laws and guidelines are also subject to various interpretations and the relevant tax authorities or the courts could later disagree with the explanations or conclusions set out below. The statements below are not to be regarded as advice on the tax position of any holder of our Shares or of any person acquiring, selling or otherwise dealing with our Shares or on any tax implications arising from the acquisition, sale or other dealings in respect of our Shares. The statements made herein do not purport to be a comprehensive or exhaustive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of our Shares and do not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities) may be subject to special rules. Prospective holders of our Shares are advised to consult their own tax advisers as to the Singapore or other tax consequences of the acquisition, ownership of or disposal of our Shares. The statements below regarding the Singapore tax treatment of dividends received in respect of our Shares are based on the assumption that the Company is tax resident in Singapore for Singapore income tax purposes. It is emphasized that neither the Company nor any other persons involved in this prospectus accepts responsibility for any tax consequences or liabilities resulting from the subscription for, purchase, holding or disposal of our Shares.

Corporate Income Tax

A company established outside Singapore but whose governing body, being the board of directors, usually exercises de facto control and management of its business in Singapore could be considered tax residents in Singapore. However, such control and management of the business should not be deemed to be in Singapore if physical board meetings are conducted outside of Singapore. Where board resolutions are passed in the form of written consent signed by the directors each acting in their own jurisdictions it is possible that the place of de facto control and management will be considered to be where the majority of the board are located when they sign such consent.

A Singapore tax resident company is subject to Singapore income tax on income accruing in or derived from Singapore and on foreign-sourced income received or deemed to be received in Singapore, unless certain exemptions apply.

Foreign-sourced income in the form of dividends, branch profits and service income received or deemed to be received in Singapore by a Singapore tax resident company is exempt from Singapore income tax if the following conditions are met:

(i)	such income is subject to tax of a similar character to income tax (by whatever name called) under the law of the territory from which such income is received;

(ii)

at the time the income is received in Singapore, the highest rate of tax of a similar character to income tax (by whatever name called) levied under the law of the territory from which the income is received on any gains or profits from any trade or business carried on by any company in that territory at that time is not less than 15%; and

(iii)	the Comptroller is satisfied that the tax exemption would be beneficial to the Singapore tax resident company.

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The corporate tax rate in Singapore is currently 17%. From the year of assessment (“YA”) 2020 onwards, three-quarters of a company’s first S$10,000 of its normal chargeable income, and half of its next S$190,000 of normal chargeable income are exempt from corporate tax.

Newly incorporated companies will also, subject to certain conditions and exceptions, be eligible for tax exemption on three-quarters of the company’s first S$100,000 of normal chargeable income, and half of its next $100,000 of normal chargeable income, for each of the company’s first three YAs falling in or after YA 2020.

Dividend Distributions

Under Singapore’s one-tier corporate tax system, dividends paid by a Singapore tax resident company are exempt from Singapore income tax in the hands of its shareholders, regardless of whether the shareholder is a company or an individual and whether or not the shareholder is a Singapore tax resident.

Gains on Disposal of our Shares

Singapore does not impose tax on capital gains. There are no specific laws or regulations which deal with the characterization of whether a gain is income or capital in nature. Gains arising from the disposal of our Shares may be construed to be of an income nature and subject to Singapore income tax, especially if they arise from activities which the IRAS regards as the carrying on of a trade or business in Singapore.

Holders of our Shares who apply, or who are required to apply, the Singapore Financial Reporting Standard (“FRS”) 39, FRS 109 or Singapore Financial Reporting Standard (International) 9 (“SFRS(I) 9”) (as the case may be) may for the purposes of Singapore income tax be required to recognize gains or losses (not being gains or losses in the nature of capital) in accordance with the provisions of FRS 39, FRS 109 or SFRS(I) 9 (as modified by the applicable provisions of Singapore income tax law) even though no sale or disposal of our Shares is made.

Holders of our Shares should consult their accounting and tax advisers regarding the Singapore income tax consequences of their acquisition, holding and disposal of our Shares.

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Estate Duty

Singapore estate duty was abolished with respect to all deaths occurring on or after February 15, 2008.

Material United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our Ordinary Shares. This summary applies only to U.S. Holders that hold our Ordinary Shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This summary is based on U.S. federal tax laws in effect as of the date of this prospectus, on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this prospectus, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. No ruling has been sought from the Internal Revenue Service (“IRS”) with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. Moreover, this summary does not address the U.S. federal estate, gift, backup withholding, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•	financial institutions or financial services entities;

•	underwriters;

•	insurance companies;

•	pension plans;

•	cooperatives;

•	regulated investment companies and regulated investment companies;

•	real estate investment trusts;

•	grantor trusts;

•	broker-dealers;

•	traders that elect to use a mark-to-market method of accounting;

•	governments or agencies or instrumentalities thereof;

•	certain former U.S. citizens or long-term residents;

•	tax-exempt entities (including private foundations);

•	persons liable for alternative minimum tax;

•	persons holding stock as part of a straddle, hedging, conversion or other integrated transaction;

•	persons whose functional currency is not the U.S. dollar;

•	passive foreign investment companies;

•	controlled foreign corporations;

•	persons that actually or constructively own 5% or more of the total combined voting power of all classes of our voting stock; or

•	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding Ordinary Shares through such entities.

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PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF U.S. FEDERAL TAXATION TO THEIR PARTICULAR CIRCUMSTANCES, AND THE STATE, LOCAL, NON-U.S., OR OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

Taxation of Dividends and Other Distributions on Our Ordinary Shares

As discussed under “Dividend Policy” above, we do not anticipate that any dividends will be paid in the foreseeable future. Subject to the PFIC rules discussed below, a U.S. Holder generally will be required to include in gross income, in accordance with such U.S. Holder’s method of accounting for United States federal income tax purposes, as dividends the amount of any distribution paid on the Ordinary Shares to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). Such dividends paid by us will be taxable to a corporate U.S. Holder as dividend income and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. Dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower capital gains rate, provided that our Ordinary Shares are readily tradable on an established securities market in the United States and the U.S. Holder satisfies certain holding periods and other requirements. In this regard, shares generally are considered to be readily tradable on an established securities market in the United States if they are listed on Nasdaq, as our Ordinary Shares are expected to be.

Distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its Ordinary Shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Ordinary Shares. In the event that we do not maintain calculations of our earnings and profits under United States federal income tax principles, a U.S. Holder should expect that all cash distributions will be reported as dividends for United States federal income tax purposes. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any cash dividends paid with respect to our Ordinary Shares.

Taxation of Sale or Other Disposition of Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such Ordinary Shares. The regular U.S. federal income tax rate on capital gains recognized by U.S. Holders generally is the same as the regular U.S. federal income tax rate on ordinary income, except that under tax law currently in effect long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at reduced rates. Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the securities exceeds one year. The deductibility of capital losses is subject to various limitations. U.S. Holders who recognize losses with respect to a disposition of our securities should consult their own tax advisors regarding the tax treatment of such losses under their particular circumstances.

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Passive Foreign Investment Company Rules

Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder if we are treated as a PFIC for any taxable year during which U.S. Holders hold our securities. A foreign (i.e., non-U.S.) corporation will be classified as a PFIC for U.S. federal income tax purposes if at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any entity in which it is considered to own at least 25% of the interest by value, is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any entity in which it is considered to own at least 25% of the interest by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. Under the income test described above, our status as a PFIC depends on the composition of our income which will depend on the transactions we enter into in the future and our corporate structure. The composition of our income and assets is also affected by the spending of the cash we raise in any offering, including this offering. We are not currently expected to be treated as a PFIC for U.S. federal income tax purposes, but this conclusion is a factual determination made annually and, thus, is subject to change. We urge U.S. Holders to consult their own tax advisors regarding the possible application of the PFIC rules in light of their individual circumstances.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

In addition, dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to additional information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION PURPOSES ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR ORDINARY SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

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UNDERWRITING

We expect to enter into an underwriting agreement with Network 1 Financial Securities, Inc., as representative of the several underwriters named therein (the “Representative”), with respect to the Ordinary Shares in this offering. The Representative may retain other brokers or dealers to act as sub-agents on its behalf in connection with this offering and may pay any sub-agent a solicitation fee with respect to any securities placed by it. Under the terms and subject to the conditions contained in the underwriting agreement, we have agreed to issue and sell to the underwriters the number of Ordinary Shares as indicated below.

Underwriters	Number of Shares
Network 1 Financial Securities, Inc.

Total

The underwriters are offering the Ordinary Shares subject to their acceptance of the Ordinary Shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the Ordinary Shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the Ordinary Shares offered by this prospectus if any such Ordinary Shares are taken. However, the underwriters are not required to take or pay for the Ordinary Shares covered by the underwriters’ option to purchase additional Ordinary Shares described below.

Over-Allotment Option

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 45 days after the date of this prospectus, permits the underwriters to purchase a maximum of [•] additional Ordinary Shares at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional Ordinary Shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of Ordinary Shares listed next to the names of all underwriters in the preceding table.

Discounts and Expenses

The underwriters have advised us that they propose to offer the Ordinary Shares to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $[•] per share. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $[•] per share to certain brokers and dealers. After this offering, the public offering price, concession, and reallowance to dealers may be changed by the Representative. No such change shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The Ordinary Shares are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

The following table shows the public offering price, underwriting discounts and commissions and proceeds before expenses to us. The information assumes either no exercise or full exercise of the over-allotment option we granted to the underwriter.

	Per Share	Total Without Over-Allotment	Total With Over-Allotment
Public offering price
Underwriting discount(1)
Proceeds, before expenses, to us

(1)

Represents an underwriting discount equal to [•]% per share. The fees do not include the Representative’s Warrants or expense reimbursement provisions described below. Underwriting discounts to be paid by us are calculated based on the assumption that no investors in this offering are introduced by us. Such discounts will be reduced to 5% for investors in this offering that are introduced by us.

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We have agreed to pay to the underwriters by deduction from the net proceeds of the offering contemplated herein, a non-accountable expense allowance equal to one percent of the gross proceeds received by us from the sale of the shares.

We have agreed to pay expenses relating to the offering, including: (i) our legal and accounting fees and disbursements; (ii) the costs of preparing, printing, mailing, and delivering the registration statement, the preliminary and final prospectus contained therein and amendments thereto, post-effective amendments and supplements thereto, and the underwriting agreement and related documents (all in such quantities as the Representative may reasonably require); (iii) the costs of preparing and printing stock certificates and warrant certificates; (iv) the costs of any “due diligence” meetings; (v) all reasonable and documented fees and expenses for conducting a net road show presentation; (vi) all filing fees and communication expenses relating to the registration of the shares to be sold in the offering with the SEC and the filing of the offering materials with FINRA; (vii) the reasonable and documented fees and disbursements of the Representative’s counsel up to $75,000; (viii) background checks of the Company’s officers and directors up to $15,000; (ix) preparation of bound volumes and mementos in such quantities as the Representative may reasonably request up to $2,500; (x) transfer taxes, if any, payable upon the transfer of securities from us to the Representative; and (xi) the fees and expenses of the transfer agent, clearing firm, and registrar for the shares; provided that the actual accountable expenses of the Representative shall not exceed $150,000. We are required to supply the Representative and its counsel, at our cost, with a reasonable number of bound volumes of the offering materials within a reasonable time after the closing of this offering as well as commemorative tombstones.

We estimate that expenses payable by us in connection with this offering, other than the underwriting discounts referred to above, will be approximately $[•]. We paid an expense deposit of $80,000 to the Representative, upon the execution of letter of intent between us and the Representative, and paid an additional $50,000 upon receipt of the public filing of this prospectus, for the Representative’s anticipated out-of-pocket expenses. Upon the closing of this offering, we will pay an additional $20,000 to the Representative. Any expense deposits will be returned to us to the extent the Representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

We estimate that expenses payable by us in connection with this offering, other than the underwriting discounts referred to above, will be approximately $[•], including a maximum aggregate reimbursement of $150,000 of Representative’s accountable expenses.

In addition, we agreed, during the engagement period of the Representative or until the consummation of this offering, whichever is earlier, not to negotiate with any other broker-dealer relating to a possible private and/or public offering of the securities without the written consent of the Representative, provided that the Representative is reasonably proceeding in good faith with preparation for this offering. Until the Underwriting Agreement is signed, we or the Representative may at any time terminate its further participation in this offering for any reason whatsoever, and we agree to reimburse the Representative for its actual reasonable accountable out-of-pocket expenses, up to a maximum of $150,000, incurred prior to the termination, less any advance and amounts previously paid to the Representative in reimbursement for such expenses; provided, however, that such fees shall be subject to FINRA Rule 5110(f)(2)(D)(ii) and shall not apply if and to the extent the Representative has advised us of the Representative’s inability or unwillingness to proceed with this offering.

Representative’s Warrants

We have also agreed to issue to the Representative and its affiliates or employees warrants to purchase a number of Ordinary Shares equal to 9% of the total number of Ordinary Shares sold in this offering, including any shares issued upon exercise of the underwriters’ over-allotment option.

The Representative’s Warrants will have an exercise price per share equal to 125% of the public offering price per share in this offering and may be exercised on a cashless basis. The Representative’s Warrants are exercisable after the date of issuance, and will be exercisable until such warrants expire five years after the date issuance. The Representative’s Warrants and the Ordinary Shares underlying the warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up beginning on the commencement date of sales of the public offering pursuant to FINRA Rule 5110(e)(1). The Representative and its affiliates or employees (or permitted assignees under FINRA Rule 5110(e)(1)) may not sell, transfer, assign, pledge, or hypothecate the Representative’s Warrants or the Ordinary Shares underlying the Representative’s Warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the Representative’s Warrants or the underlying shares for a period of 180 days beginning on  the date of commencement of sales of the public offering except as permitted by FINRA Rule 5110(e)(2). The Representative will have the option to exercise, transfer, or assign the Representative’s Warrants at any time, provided that the underlying securities shall not be transferred during the lock-up period; i.e., the 180-day lock-up period will remain on such underlying Ordinary Shares. The Representative and its affiliates or employees will also be entitled to one demand registration of the sale of the shares underlying the Representative’s Warrants at our expense, one additional demand registration at the Representative’s Warrants’ holders’ expense with a duration of no more than five years from the commencement of sales of the public offering, and unlimited “piggyback” registration rights each with a duration of no more than five years from the date of commencement of sales of the offering in compliance with FINRA Rule 5110(g)(8)(D). The Representative’s Warrants will provide for adjustment in the number and price of such warrants and the shares underlying such warrants in the event of recapitalization, merger, or other structural transaction to prevent mechanical dilution.

Lock-Up Agreements

Pursuant to “lock-up” agreements, our Executive Officers, Directors and Major Shareholders have agreed that we will not offer, pledge, sell, contract to sell, grant any option, right or warrant to purchase, sell any option or contract to purchase, purchase any option or contract to sell, lend, or otherwise transfer or dispose of (including entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequence of ownership interests), directly or indirectly, any of our Ordinary Shares or any securities that are convertible into or exercisable or exchangeable for our Ordinary Shares, or file any registration statement with the SEC relating to the offering of any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares (other than a registration statement on Form S-8) without the prior written consent of the underwriters for a period of one hundred eighty days (180) after the Effective Date, except issuances pursuant to the exercise of employee share options outstanding on the date hereof and certain other exceptions.

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Furthermore, each of our Executive Officers, Directors and Major Shareholders as of the Effective Date, have agreed, without the prior written consent of the underwriters not to directly or indirectly, offer to sell, sell, pledge or otherwise transfer or dispose of any of Ordinary Shares (or enter into any transaction or device that is designed to, or could be expected to, result in the transfer or disposition by any person at any time in the future of), enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of Ordinary Shares, make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any Ordinary Shares or securities convertible into or exercisable or exchangeable for Ordinary Shares or any other securities of ours or publicly disclose the intention to do any of the foregoing, subject to customary exceptions, for a period of one hundred eighty (180) days after the Effective Date.

Determination of offering price

The public offering price of the securities we are offering was negotiated between us and the underwriters. Factors considered in determining the public offering price of the shares include the history and prospects of the Company, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, general conditions of the securities markets at the time of the offering and such other factors as were deemed relevant.

M&A Transactions

In the event that we terminate this offering due to a proposed or complete transaction (including, without limitation, any merger, consolidation, acquisition, financing, joint venture or other arrangement) (a “M&A Transaction’) with any party (i) introduced directly to us by the underwriters, during such period, or (ii) who participated in the Offering, the underwriters will be paid a transaction fee, payable at the closing thereof, equal to one percent (1.0%) of the consideration or value received by us and/or our shareholders.

Other

From time to time, certain of the underwriters and/or its affiliates may in the future provide, various investment banking and other financial services for us for which they may receive customary fees. In the course of their businesses, the underwriters and their affiliates may actively trade our securities or loans for their own account or for the accounts of customers, and, accordingly, the underwriters and their affiliates may at any time hold long or short positions in such securities or loans. Except for services provided in connection with this offering, the underwriters have not provided any investment banking or other financial services to us during the 180-day period preceding the date of this prospectus and we do not expect to retain any underwriter to perform any investment banking or other financial services for at least 90 days after the date of this prospectus.

Price Stabilization, Short Positions and Penalty Bids

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our Ordinary Shares. Specifically, the underwriters may over-allot in connection with this offering by selling more shares than are set forth on the cover page of this prospectus. This creates a short position in our Ordinary Shares for its own account. The short position may be either a covered short position or a naked short position. In a covered short position, the number of Ordinary Shares over-allotted by the underwriters is not greater than the number of Ordinary Shares that they may purchase in the over-allotment option. In a naked short position, the number of Ordinary Shares involved is greater than the number of Ordinary Shares in the over-allotment option. To close out a short position, the underwriters may elect to exercise all or part of the over-allotment option. The underwriters may also elect to stabilize the price of our Ordinary Shares or reduce any short position by bidding for, and purchasing, Ordinary Shares in the open market.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing Ordinary Shares in this offering because the underwriter repurchases the Ordinary Shares in stabilizing or short covering transactions.

141

Finally, the underwriters may bid for, and purchase, shares of our Ordinary Shares in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our ordinary at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriter are not required to engage in these activities and may discontinue any of these activities at any time without notice. These transactions may be effected on the national securities exchange on which our Ordinary Shares are traded, in the over-the-counter market, or otherwise.

Indemnification

We have agreed to indemnify the underwriters against liabilities relating to this offering arising under the Securities Act and the Exchange Act, liabilities arising from breaches of some or all of the representations and warranties contained in the underwriting agreement, and to contribute to the aggregate losses, claims, damages, liabilities and expenses of such indemnification.

Electronic Offer, Sale, and Distribution of Ordinary Shares

A prospectus in electronic format may be made available on the websites maintained by the underwriters or selling group members, if any, participating in this offering and the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of Ordinary Shares to selling group members for sale to their online brokerage account holders. The Ordinary Shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriters, and should not be relied upon by investors.

Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in our Ordinary Shares on the Nasdaq Capital Market in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the Ordinary Shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Potential Conflicts of Interest

The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. Some of the underwriters and certain of their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and our affiliates, for which they may in the future receive customary fees, commissions, and expenses.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long, and/or short positions in such securities and instruments.

Stamp Taxes

If you purchase Ordinary Shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of our Ordinary Shares, or the possession, circulation or distribution of this prospectus or any other material relating to us or our Ordinary Shares in any jurisdiction where action for that purpose is required. Accordingly, our Ordinary Shares may not be offered or sold, directly or indirectly, and this prospectus or any other offering material or advertisements in connection with our Ordinary Shares may be distributed or published, in or from any country or jurisdiction, except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Foreign Regulatory Restrictions on Purchase of our Ordinary Shares

We have not taken any action to permit a public offering of our Ordinary Shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. People outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this offering of our shares and the distribution of this prospectus outside the United States.

[British Virgin Islands.  This prospectus does not constitute, and there will not be, an offering of securities to the public in the British Virgin Islands.

Canada.  The Ordinary Shares may not be offered, sold or distributed, directly or indirectly, in any province or territory of Canada other than the provinces of Ontario and Quebec or to or for the benefit of any resident of any province or territory of Canada other than the provinces of Ontario and Quebec, and only on a basis that is pursuant to an exemption from the requirement to file a prospectus in such province, and only through a dealer duly registered under the applicable securities laws of such province or in accordance with an exemption from the applicable registered dealer requirements.

Cayman Islands.  This prospectus does not constitute a public offer of the Shares, whether by way of sale or subscription, in the Cayman Islands. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any shares to any member of the public in the Cayman Islands.

142

Hong Kong.  The Shares may not be offered or sold by means of this prospectus or any other document other than (i) in circumstances that do not constitute an offer or invitation to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong) or the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances that do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), that is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

People’s Republic of China.  This prospectus may not be circulated or distributed in the PRC and the Shares may not be offered or sold and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Singapore.  This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Ordinary Shares are subscribed or purchased under Section 275 by a relevant person that is: (a) a corporation (that is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except:

(1)

to an institutional investor (for corporations, under 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares,

(2)

debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA; (3) where no consideration is or will be given for the transfer; or

(3)	where the transfer is by operation of law.

Taiwan.  The Shares have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the Shares in Taiwan.

United Kingdom.  An offer of the Shares may not be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or the FSMA, except to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances that do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or the FSA.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) may only be communicated to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to the company.

All applicable provisions of the FSMA with respect to anything done by the underwriter in relation to the shares must be complied with in, from or otherwise involving the United Kingdom.]

143

EXPENSES OF THE OFFERING

We estimate that our expenses in connection with this Offering, other than underwriting discounts, will be as follows:

Expenses	Amount
U.S. Securities and Exchange Commission registration fee	$
FINRA filing fee	$
Nasdaq listing fee	$
Printing and engraving expenses	$
Legal fees and expenses	$
Accounting fees and expenses	$
Underwriter Expense	$
Total	$

____________

*to be provided by amendment

All amounts in the table are estimates except the SEC registration fee, Nasdaq listing fee and FINRA filing fee. We will pay all of the expenses of this Offering.

LEGAL MATTERS

Certain legal matters as to Singapore law will be passed upon for us by Rajah & Tann Singapore LLP, our Singapore counsel. Certain other legal matters as to United States Federal and New York State law in connection with this Offering will be passed upon for us by Loeb & Loeb LLP, New York, New York. Certain legal matters as to Cayman Islands law in connection with this Offering will be passed upon for us by Harney Westwood & Riegels Singapore LLP. Certain legal matters as to U.S. federal law in connection with this Offering will be passed upon for the underwriters by Lewis Brisbois Bisgaard & Smith LLP, San Francisco, California.

EXPERTS

The consolidated financial statements of Brilliance Group as of July 31, 2022 and 2021, and for the years then ended, have been audited by Wei, Wei & Co., LLP, Independent Registered Public Accounting Firm, as set forth in their report elsewhere herein. Such consolidated financial statements have been so included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

144

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands, and all of our Directors and Executive Officers are residents outside the United States. In addition, a significant portion of our operations and business is conducted, and a substantial portion of our assets are located, outside the United States.

Although we are incorporated outside the United States, we have agreed to accept service of process in the United States through [Cogency Global Inc., our agent designated for that purpose, located at 122 East 42nd Street, 18th Floor, New York, NY 10168]. Nevertheless, since a substantial portion of the assets owned by us are located outside the United States, any judgment obtained in the United States against us may not be collectible within the United States.

An investor may or may not be able to commence an original action against us or our Directors or officers, or any person, before the courts outside the United States to enforce liabilities under United States federal securities laws, depending on the nature of the action.

Cayman Islands

There is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a foreign judgment, without any re-examination or re-litigation of matters adjudicated upon, provided such judgment:

(a)	is given by a foreign court of competent jurisdiction;

(b)	imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

(c)	is final;

(d)	is not in respect of taxes, a fine or a penalty;

(e)	was not obtained by fraud; and

(f)	is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

Singapore

There is uncertainty as to whether judgments of courts in the United States based upon the civil liability provisions of the securities laws of the United States or any state or territory of the United States will be recognized or enforced by the Singapore courts, and there is doubt as to whether the Singapore courts will enter judgments in original actions brought in the Singapore courts based solely on the civil liability provisions of these securities laws. An in personam final and conclusive judgment in the federal or state courts of the United States under which a fixed or ascertainable sum of money is payable may generally be enforced as a debt in the Singapore courts under the common law as long as it is established that the Singapore courts have jurisdiction over the judgment debtor. However, the Singapore courts are unlikely to enforce a foreign judgment if (a) the foreign judgment is inconsistent with a prior local judgment that is binding on the same parties; (b) the enforcement of the foreign judgment would contravene the public policy of Singapore; (c) the proceedings in which the foreign judgment was obtained were contrary to principles of natural justice; (d) the foreign judgment was obtained by fraud; or (e) the enforcement of the foreign judgment amounts to the direct or indirect enforcement of a foreign penal, revenue or other public law.

In particular, the Singapore Courts may potentially not allow the enforcement of any foreign judgment for a sum payable in respect of taxes, fines, penalties or other similar charges, including the judgments of courts in the United States based upon the civil liability provisions of the securities laws of the United States or any state or territory of the United States. In respect of civil liability provisions of the United States federal and state securities laws that permit punitive damages against us and our directors or executive officers, we are unaware of any decision by the Singapore courts that has considered the specific issue of whether a judgment of a United States court based on such civil liability provisions of the securities laws of the United States or any state or territory of the United States is enforceable in Singapore.

Further, all of our Directors and officers reside outside the United States. In addition, a majority of our assets and the assets of such persons are located outside the United States. As a result, it may be difficult to enforce in the United States any judgment obtained in the United States against us or any of such persons, including judgments based on the civil liability provisions of the U.S. securities laws. In addition, in original actions brought in courts in jurisdictions located outside the United States, it may be difficult for investors to enforce liabilities based upon U.S. securities laws.

Accordingly, there can be no assurance that the Singapore courts would enforce against us, our Directors and/or our officers, judgments obtained in the United States which based on the civil liability provisions of the federal securities laws of the United States.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a Registration Statement on Form F-1 under the Securities Act, including amendments and relevant exhibits and schedules, covering the underlying Shares represented by the Shares to be sold in this Offering.

Our SEC filings, including the Registration Statement on Form F-1, are also available to you on the SEC’s website at http://www.sec.gov.

145

BRILLIANCE GROUP

Condensed Consolidated Financial Statements:
Interim Condensed Consolidated Balance Sheets as of January 31, 2023 (unaudited) and July 31, 2022	F-28
Unaudited Interim Condensed Consolidated Statements of Income and Comprehensive Income for the Six Months Ended January 31, 2022 and 2023	F-30
Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity for the Six Months Ended January 31, 2022 and 2023	F-31
Unaudited Interim Condensed Consolidated Statements of Cash Flows for the Six Months Ended January 31, 2022 and 2023	F-32
Notes to Interim Condensed Consolidated Financial Statements	F-34

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Brilliance Group

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Brilliance Group (the “Company”) as of July 31, 2022 and 2021, and the related consolidated statements of operations and comprehensive (loss) income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended July 31, 2022 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of July 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended July 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2 to the financial statements, at July 31, 2022, the Company has a working capital deficiency of approximately $4.2 million and has generated negative cash flows from operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regards to these matters are also described in Note 2 to the consolidated financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Wei, Wei & Co., LLP

We have served as the Company’s auditors since 2022.

Flushing, New York

March [●], 2023

F-2

BRILLIANCE GROUP

CONSOLIDATED BALANCE SHEETS

	As of July 31
	2021	2022	2022
	S$	S$	US$
ASSETS
Current assets
Cash and cash equivalents	1,791,085	5,390,776	3,902,966
Restricted cash	358,107	358,383	259,472
Accounts receivable	2,161,653	7,137,197	5,167,389
Contract assets	39,258,396	49,644,729	35,943,186
Retention receivable, net	5,950,814	8,228,580	5,957,559
Deposits, prepaid expenses and other current assets	2,434,485	1,701,215	1,231,693
Inventories	4,643,412	9,093,600	6,583,840
Total current assets	56,597,952	81,554,480	59,046,105

Non-current assets
Property, plant and equipment, net	45,943,488	43,689,798	31,631,768
Right-of-use assets	5,802,020	5,040,653	3,649,474
Total non-current assets	51,745,508	48,730,451	35,281,242

TOTAL ASSETS	108,343,460	130,284,931	94,327,347

LIABILITIES
Current liabilities
Accounts payable	10,058,268	23,405,878	16,946,045
Accruals and other payables	339,697	632,719	458,095
Amount due to director	1,631,057	3,322,299	2,405,372
Contract liabilities	48,388	26,591	19,252
Loans -current	51,600,531	54,649,964	39,567,017
Bank overdraft	2,117,308	3,975,081	2,877,991
Lease liabilities	675,565	664,490	481,096
Income taxes payable	163,235	728,513	527,449
Total current liabilities	66,634,049	87,405,535	63,282,317

Non-current liabilities
Loans - non current	4,978,406	5,316,523	3,849,206
Lease liabilities	4,864,088	4,346,830	3,147,140
Deferred tax liabilities	330,451	221,665	160,487
Total non-current liabilities	10,172,945	9,885,018	7,156,833

TOTAL LIABILITIES	76,806,994	97,290,553	70,439,150

Commitments and contingencies	-	-	-

The accompanying notes are an integral part of these financial statements.

F-3

BRILLIANCE GROUP

CONSOLIDATED BALANCE SHEETS

	As of July 31
	2021	2022	2022
	S$	S$	US$
SHAREHOLDERS’ EQUITY
Ordinary shares, nominal or par value US$0.0001, 500,000,000 shares authorized, 15,000,000 issued and outstanding as of July 31, 2021 and July 31, 2022*	2,072	2,072	1,500
Additional paid in capital	2,997,928	2,997,928	2,170,524
Retained earnings	28,165,609	29,512,463	21,367,263
Accumulated other comprehensive income	370,857	481,915	348,910
Total shareholders’ equity	31,536,466	32,994,378	23,888,197
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	108,343,460	130,284,931	94,327,347

* Gives effect to the reorganization to be consummated on (date). See Note 1.

The accompanying notes are an integral part of these financial statements.

F-4

BRILLIANCE GROUP

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the years ended July 31
	2021	2022	2022
	S$	S$	US$

Construction contract revenue	50,371,267	58,055,784	42,032,858
Construction contract costs	(44,466,681)	(48,724,964)	(35,277,269)
Gross profit	5,904,586	9,330,820	6,755,589
General and administrative expenses	(6,341,314)	(6,227,806)	(4,508,982)

(Loss)/income from operations	(436,728)	3,103,014	2,246,607

Other income/(loss):
Other income	2,501,956	776,534	562,217
Finance expense	(1,608,743)	(1,823,276)	(1,320,067)
Total other income/(loss)	893,213	(1,046,742)	(757,850)

Income before income tax expense	456,485	2,056,272	1,488,757
Income tax expense	(12,422)	(709,418)	(513,624)
Net income	444,063	1,346,854	975,133

Other comprehensive income:
Foreign currency translation adjustment, net of income tax	47,669	111,058	80,407
Total comprehensive income	491,732	1,457,912	1,055,540

Net income per share s
Basic and diluted	0.03	0.10	0.07

Weighted average number of shares outstanding*
Basic and diluted	15,000,000	15,000,000	15,000,000

* Gives effect to the reorganization that occurred on (date). See Note 1.

The accompanying notes are an integral part of these financial statements.

F-5

BRILLIANCE GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares			Accumulated
	Shares Outstanding*	Par value	Additional paid-in capital	other comprehensive income	Retained earnings	Total
		S$	S$	S$	S$	S$
Balance as of August 1, 2020	15,000,000	2,072	2,997,928	323,188	27,721,546	31,044,734
Net income	-	-	-	-	444,063	444,063
Foreign currency translation adjustment	-	-	-	47,669	-	47,669
Balance as of July 31, 2021	15,000,000	2,072	2,997,928	370,857	28,165,609	31,536,466
Net income	-	-	-	-	1,346,854	1,346,854
Foreign currency translation adjustment	-	-	-	111,058	-	111,058
Balance as of July 31, 2022	15,000,000	2,072	2,997,928	481,915	29,512,463	32,994,378

		US$	US$	US$	US$	US$
Balance as of July 31, 2022	15,000,000	1,500	2,170,524	348,910	21,367,263	23,888,197

* Gives effect to the reorganization that occurred on (date). See Note 1.

The accompanying notes are an integral part of these financial statements.

F-6

BRILLIANCE GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended July, 31
	2021	2022	2022
	S$	S$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	444,063	1,346,854	975,133
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Amortization	872,180	933,788	676,070
Depreciation	2,173,889	2,247,461	1,627,180
Deferred taxes	(104,342)	(108,786)	(78,762)
Gain on disposal of property, plant and equipment	(153)	(41,546)	(30,080)
Loss on foreign currency translation	108,818	227,973	165,054
Change in operating assets and liabilities:
Accounts receivable	773,540	(4,975,544)	(3,602,334)
Retention receivable, net	646,438	(2,277,766)	(1,649,120)
Deposits, prepaid expenses and other current assets	(1,550,344)	733,270	530,893
Contract assets	(9,169,349)	(10,386,333)	(7,519,789)
Inventories	4,495,065	(4,450,188)	(3,221,972)
Accounts payable	(1,572,236)	13,347,610	9,663,778
Accruals and other current liabilities	(478,006)	293,022	212,150
Income taxes payable	(470,661)	565,278	409,266
Contract liabilities	(267,428)	(21,797)	(15,781)
Net cash used in operating activities	(4,098,526)	(2,566,704)	(1,858,314)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(785,360)	(120,149)	(86,989)
Proceeds from disposal of property, plant and equipment	2,300	22,335	16,171
Net cash used in investing activities	(783,060)	(97,814)	(70,818)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from bank loans	7,677,246	34,654,579	25,090,196
Repayment of bank loans	(3,820,345)	(31,267,029)	(22,637,583)
Bank overdraft	1,117,056	1,857,773	1,345,043
Advances from director	624,387	1,691,242	1,224,473
Principal payment of lease liabilities	(822,541)	(681,544)	(493,443)
Net cash provided by financial activities	4,775,803	6,255,021	4,528,686

Net change in cash and cash equivalents	(105,783)	3,590,503	2,599,554
Effect of exchange rate exchange on balances held in foreign currencies	(3,505)	9,464	6,852
Cash, cash equivalents and restricted cash - beginning of year	2,258,480	2,149,192	1,556,032
Cash, cash equivalents and restricted cash - end of year	2,149,192	5,749,159	4,162,438
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	314,402	422,353	305,787
Cash paid for interest	1,376,499	1,563,280	1,131,827
SUPPLEMENTAL NON-CASH FLOWS INFORMATION
Right-of-use assets and lease liabilities	159,717	57,491	41,624
RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF PERIOD:
Cash and cash equivalents	1,791,085	5,390,776	3,902,966
Restricted cash	358,107	358,383	259,472
Total cash, cash equivalents and restricted cash	2,149,192	5,749,159	4,162,438

The accompanying notes form an integral part of these financial statements.

F-7

BRILLIANCE GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 Organization and business overview

Brilliance Group is an investment holding company incorporated on November 7, 2022 under the laws of the Cayman Islands. The Company through its subsidiaries and variable interest entity provide metalwork and structural steelwork fabrication related services. Brilliance Group, its subsidiaries and variable interest entity are collectively referred to as the “Company”.

The Company is headquartered in Singapore, with operations in Singapore and Malaysia.

The consolidated financial statements of the Company include the following entities:

Name	Date of incorporation	Percentage of direct or indirect interests	Place of incorporation	Principal activities
NKP Holdings Ltd.	November 8, 2022	100%	British Virgin Islands	Investment holding
Fast Modular Pte. Ltd.	June 16, 2017	100%**	Singapore	Dormant
Kong Hwee Engineering Pte. Ltd.	August 8, 2018	100%	Singapore	Engineering, fabrication and construction
Kong Hwee Iron Works & Construction Pte Ltd	July 27, 1988	100%	Singapore	Engineering, fabrication and construction
Kong Hwee Iron Works & Construction (M) Sdn Bhd	April 7, 2010	49*	Malaysia	Engineering, fabrication and construction

** Subsequent to the year end, the Company disposed of this subsidiary which was dormant. The subsidiary was disposed of for cash consideration of S$1 and a corresponding gain on disposal of S$15,409. Refer to Note 17 Subsequent events.

* The Company has determined that it  has (1) the power to direct the activities of Kong Hwee Iron Works & Construction (M) Sdn Bhd (“KHSB”), that mostly significantly affect the entity’s economic performance and (2) the right to receive its benefits and is responsible for its losses. Accordingly, the Company has determined the investee should be consolidated into the Company.

[On [●], the Company through equity transfer agreements completed a reorganization of Brilliance Group where the shareholding for all entities under common control of its existing shareholders, Ms. Nge Chwee Peng and Mr. Ng Lok Lai, were transferred to Kong Hwee Iron Works & Construction Sdn Bhd (“KHSB”) including their 49% interest in the KHIW. The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements.]

2. Liquidity and going concern

As indicated in the accompanying consolidated financial statements, at July 31, 2022, the Company had a working capital deficit of approximately $4.2 million and has generated negative cash flows from operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. In response to the COVID-19 pandemic, the Company has taken and continues to take steps to preserve cash by eliminating non-essential costs, including reductions to the Company’s variable and elements of its fixed cost structure, suspension of non-essential operating expenditures, and deferral of certain non-essential capital expenditures. However, the effect of the COVID-19 pandemic on future operations cannot presently be determined.

The Company’s ability to continue as a going concern is dependent on its ability to generated positive cash flow from operations and continue to meet its obligations as they become due, and obtain additional or alternative financing required to fund its working capital requirements. Management of the Company expects to fund its operations primarily through cash flows from operations and financial institutions.

F-8

BRILLIANCE GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might result from the outcome of this uncertainty.

3 Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).

Consolidation

The accompanying consolidated financial statements include the accounts of the Company, its subsidiaries and its variable interest entity. Significant inter-company balances, investment and capital, if any, have been eliminated upon consolidation.

The Company has effective control of KHIW, which enables the Company to receive all of their expected residual returns and absorb the expected losses of the VIE. Accordingly, the Company consolidates the accounts of KHIW for the periods presented herein, in accordance with the Financial Accounting Standards Board or FASB, Accounting Standards Codification, or ASC, 810-10, Consolidation.

In determining whether the Company is the primary beneficiary, the Company considers if the Company (1) has power to direct the activities that most significantly affects the economic performance of the VIE, and (2) receives the economic benefits of the VIE that could be significant to the VIE. If deemed the primary beneficiary, the Company consolidates the VIE.

F-9

BRILLIANCE GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3 Summary of significant accounting policies (continued)

Foreign currency translation

The accompanying consolidated financial statements are presented in Singapore Dollars (“S$”), which is the reporting currency of the Company. The functional currencies of the Company is the Singapore Dollar and Malaysia Ringgit.

Assets and liabilities denominated in currencies other than the reporting currency are translated into the reporting currency at the rates of exchange prevailing at the balance sheet date. Equity transactions are translated at their historical rates. The statements of income and cash flows are translated at the average exchange rate during the reporting period. Translation gains and losses are recognized in the consolidated statements of income and comprehensive income as other comprehensive income or loss. Transactions in currencies other than the reporting or functional currency are measured and recorded in the reporting currency at the exchange rate prevailing on the transaction date. The cumulative gain or loss from foreign currency transactions is reflected in the consolidated statement of income and comprehensive income (loss) as other income (expense).

Translations of the consolidated balance sheet, consolidated statement of income and consolidated statements of cash flows from S$ into US$ as of and for the year ended July 31, 2022 are solely for the convenience of the reader and were calculated at the rate of US$0.724 = S$1, as set forth in the statistical release of the Federal Reserve System on July 31, 2022. No representation is made that the SGD amounts could have been, or could be, converted, realized or settled into US$ at that rate on July 31, 2022, or at any other rate.

Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Company’s consolidated financial statements include, but are not limited to, inventory valuation, impairment of long-lived assets, and allowance for credit losses on receivables. Actual results may differ from these estimates.

Cash and cash equivalents

Cash and cash equivalents represent cash in bank and demand deposits with original maturities of three months or less and are unrestricted as to withdrawal or use.

Restricted cash

Restricted cash represents the fixed deposits that have been pledged to lenders as security for the Company’s outstanding borrowings.

Restricted cash is fixed deposits held by the bank to secure the bank’s credit facilities - bank guarantees, letters of credit, overdraft and bank loans granted to the Company until the termination of the bank facilities.

Accounts receivable

Accounts receivable mainly represent amounts due from clients that meet the revenue recognition criteria. These accounts receivables are recorded net of any allowance for doubtful accounts. Management reviews its receivables on a regular basis to determine whether the allowance for doubtful accounts is adequate and provides an allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable.

F-10

BRILLIANCE GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3 Summary of significant accounting policies (continued)

Deposits and prepayments

Deposits and prepayments are classified as either current or non-current based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. As of July 31, 2022 and 2021, management believes that the Company’s prepayments and deposits are not impaired.

Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventory is based on the weighted average principle, and includes expenditures incurred in acquiring the inventories, production or conversion costs, related overhead costs and other costs incurred in bringing them to their existing location and condition.

Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment if applicable. The Company computes depreciation using the straight-line method over the estimated useful lives of the assets as follows:

Building	30 years
Plant and machinery	2 to 5 years
Electrical installation	5 years
Furniture & fittings	5 years
Computers	5 years
Motor vehicles	5 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statement of income. Expenditures for maintenance and repairs are charged to expense as incurred, while additions renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Impairment of long-lived assets

The Company evaluates the recoverability of its long-lived assets (asset groups), including property, plant and equipment and operating lease right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of its asset (asset group) may not be fully recoverable. When these events occur, the Company measures impairment by comparing the carrying amount of the assets to the estimated undiscounted future cash flows expected to result from the use of the asset (asset group) and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the asset (asset group), the Company recognizes an impairment loss based on the excess of the carrying amount of the asset (asset group) over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the asset (asset group), when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For the years ended July 31, 2022 and 2021, no impairment of long-lived assets was recognized.

Contract liabilities

Contract liabilities are recorded when amounts billed under a contract exceed the progress towards completion of revenue earned under the contract.

F-11

BRILLIANCE GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3 Summary of significant accounting policies (continued)

Leases

The Company has operating leases for its corporate offices and equipment. The Company determines if an arrangement is a lease at inception. Lease assets and liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is the Company’s incremental borrowing rate based on the information available at the lease commencement date. The Company generally uses the base, non-cancellable lease term and renewal options, when it believes it will exercise the renewal option, in calculating the right-of-use assets and liabilities.

The Company adopted the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component. Non-lease components include payments for building management services, utilities and property taxes. It separates the non-lease components from the lease components to which they relate.

The Company evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of finance and operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the years ended July 31, 2022 and 2021, the Company did not have any impairment loss for its operating lease right-of-use assets.

Fair value measurements

ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in pricing the asset or liability. ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1	- observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- other inputs that are directly or indirectly observable in the marketplace.
Level 3	- unobservable inputs which are supported by little or no market activity.

The carrying amounts of cash and cash equivalents, accounts receivable, deposits and prepayments, contract assets and liabilities, accounts payable, other payables to related parties, and accruals and other payables approximate their fair values because of their generally short maturities.

Revenue recognition

The Company recognizes revenue in accordance with FASB ASC Topic 606, Revenue from Contracts with Customers, subsequently issued additional related Accounting Standard Updates (“ASU”s) (“Topic 606”). The Company is engaged in construction metalworks and structural steelwork fabrication related services. Agreements with clients create enforceable rights and obligations for which it is probable that the Company will collect the consideration to which it will be entitled as goods and services transferred to the clients. It is customary practice for the Company to have written agreements with its clients. The Company recognizes revenue based on consideration specified in the applicable agreement.

Revenue from contracts with clients is recognized using the following five steps:

1. Identify the contract(s) with a client;

2. Identify the performance obligations in the contract;

3. Determine the transaction price;

4. Allocate the transaction price to the performance obligations in the contract; and

5. Recognize revenue when (or as) the entity satisfies a performance obligation

F-12

BRILLIANCE GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3 Summary of significant accounting policies (continued)

Revenue recognition (cont’d)

Construction contract revenue

Construction contract income is primarily derived from long-term construction contracts that can span up to several years. For long-term service contracts and projects for constructing or developing an asset, the customer value is created over time during the contract period and it is accounted for as a single performance obligation that is satisfied over time. This is because the customer simultaneously receives and consumes the benefits of the entity’s performance in processing each transaction as and when each transaction is processed; the performance creates or enhances an asset (for example, work in progress) that the customer controls as the asset is created or enhanced or the performance does not create an asset with an alternative use to the entity and the entity has an enforceable right to payment for performance completed to date. The Company’s construction contract revenue is recognized point in time on the basis of the efforts or inputs to the satisfaction of a performance obligation such as costs incurred, relative to the total expected inputs to the satisfaction of that performance obligation.

As the Company’s revenue is recognized point in time by measuring the progress toward complete satisfaction of performance obligation, judgement and the consideration of many criteria such as whether the customer is presently obligated to pay for the asset, whether the customer has legal title, whether the entity has transferred physical possession and control of the asset, whether the customer has assumed the significant risks and rewards of ownership of the asset, and whether the customer has accepted the asset, is required in measuring this progress toward complete satisfaction of the performance obligation.

When the current estimates of the total amount of consideration expected to be received in exchange for transferring the promised goods or services to the customer, and the estimated remaining contract costs indicates a loss, a provision for the entire loss on the contract is made as soon as the loss becomes evident. An adjustment is also made to reflect the effects of the customer’s credit risk. The loss on a contract is reported as an additional contract cost (an operating expense), and not as a reduction of revenue or a non-operating expense.

Government Subsidies

In response to the global pandemic, the Singapore Government enacted the Job Support Scheme (“JSS”) in February 2020. JSS provides wage support for employers to retain their local employees (Singapore Citizens and Permanent Residents) during this period of economic uncertainty.

For the year ended July 31, 2021 and 2022, the Company received total support from JSS of approximately S$1,033,000 and S$58,000, respectively, which has been included in other income. As a result of these subsidies, earnings per share was increased by S$0.07 and S$0.00 as of July 31, 2021 and 2022, respectively.

Contract assets

Contract assets are recognized when progress towards completion of revenue earning activities on contracts exceeds amounts allowed to be billed under the contract.

Retention receivable, net

The Company generally provides limited warranties known as the defect liability period (“DLP”) for work pending satisfactory completion of the project it has performed under its construction contracts. Historically, warranty claims have not resulted in additional significant costs. Contracts will include a retention amount whereby the customer will typically withhold approximately 5% - 10% of the total contract value until the end of the DLP at which point the customer will release the withheld amount to the Company. The defect liability period normally lasts for 12 months from project completion.

Segments

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major clients in financial statements for detailing the Company’s business segments. Management has determined that the Company operates in a single segment because there is only one Chief Operating Decision Maker (“CODM”) for the Company who is the Company’s Chief Executive Officer. Operating and financial metrics are applied to the entire Company as whole. The Company’s sales are principally in Singapore.

F-13

BRILLIANCE GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Concentrations and credit risk

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of accounts receivable. The Company has designed their credit policies with an objective to minimize their exposure to credit risk. The Company’s accounts receivable are short term in nature and the associated risk is minimal. The Company conducts credit evaluations on its clients and generally does not require collateral or other security. The Company periodically evaluates the creditworthiness of the existing clients in determining the allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific clients.

F-14

BRILLIANCE GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3 Summary of significant accounting policies (continued)

Concentrations and credit risk (cont’d)

As of July 31, 2022 and 2021, the Company’s assets were located in Singapore and Malaysia and the Company’s revenue was principally derived in Singapore.

For the year ended July 31, 2022, three customers accounted for 33%, 16%, and 5% of the Company’s total revenue. For the year ended July 31, 2021, three customers accounted for 21%, 20%, and 12% of the Company’s total revenue.

As of July 31, 2022, one customer accounted for 69% of the Company’s total accounts receivable. As of July 31, 2021, two customers accounted for 25% and 16% of the Company’s total accounts receivable.

For the year ended July 31, 2022, one vendor accounted for 11% of the Company’s total purchases. For the year ended July 31, 2021, one vendor accounted for 10% of the Company’s total purchases.

Assets that potentially subject the Company to a significant concentration of credit risk primarily consist of cash and cash equivalents, accounts receivable and other current assets.

Employee benefits

Employee benefits are recognized as an expense, unless the cost qualifies to be capitalized as an asset.

i)	Defined contribution plans

Defined contribution plans are post-employment benefit plans under which the Company pays fixed contributions into separate entities such as the Central Provident Fund on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid.

ii)	Short-term compensated absences

Employee entitlements to annual leave are recognized when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence of the same party, such as a family member or relative, shareholder, or a related corporation.

Income taxes

The Company accounts for income taxes under FASB ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also provided for net operating loss carryforwards that can be utilized to offset future taxable income.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. A valuation allowance is established, when necessary, to reduce net deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

F-15

BRILLIANCE GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3 Summary of significant accounting policies (continued)

Income taxes (cont’d)

The provisions of FASB ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes for the years ended July 31, 2022 and 2021. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net earnings (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if outstanding stock options, warrants and convertible debt were exercised or converted into ordinary shares. When the Company has a loss, diluted shares are not included as their effect would be anti-dilutive. The Company has no dilutive securities or debt for each of the years end July 31, 2022 and 2021.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates. The Company’s exposure to interest rate risk arises mainly from its interest-bearing financial liabilities. The Company periodically reviews its liabilities and monitors interest rate fluctuations to ensure that the exposure to interest rate risk is within acceptable levels. The interest-bearing financial liabilities are usually at fixed interest rates except for money market loans, bank overdrafts and floating interest rate loans. The Company does not utilize interest rate derivatives to minimize its interest rate risk.

Recent Accounting Pronouncements

The Company is an “ emerging growth company “ (“EGC “) as defined in the Jumpstart Our Business Startups Act of 2012 (the “ JOBS Act “). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company made the election to delay the adoption of new or revised accounting standards.

In October 2020, the FASB issued ASU 2020-10, “Codification Improvements to Subtopic 205-10, presentation of financial statements”. The amendments in this Update improve the codification by ensuring that all guidance that requires or provides an option for an entity to provide information in the notes to financial statements is codified in the disclosure section of the codification that reduce the likelihood that the disclosure requirements would be missed. The amendments also clarify guidance so that an entity can apply the guidance more consistently. ASU 2020-10 is effective for the Company for annual and interim reporting periods beginning January 1, 2022. Early application of the amendments is permitted for any annual or interim period which financial statements are available to be issued. The amendments in this Update should be applied retrospectively. An entity should apply the amendments at the beginning of the period that includes the adoption date. The adoption of this standard is not expected to have a significant impact on the Company.

F-16

BRILLIANCE GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3 Summary of significant accounting policies (continued)

Recent Accounting Pronouncements(cont’d)

In June 2016, the FASB amended guidance related to the impairment of financial instruments as part of ASU2016-13 Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which will be effective January 1, 2020. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a company recognizes an allowance based on the estimate of expected credit loss. On May 15, 2019, the FASB issued ASU 2019-05, which provides transition relief for entities adopting the Board’s credit losses standard, ASU 2016-13. Specifically, ASU 2019-05 amends ASU 2016-13 to allow companies to irrevocably elect, upon adoption of ASU 2016-13, the fair value option for financial instruments that (1) were previously recorded at amortized cost and (2) are within the scope of the credit losses guidance in ASC 326-20, (3) are eligible for the fair value option under ASC 825-10, and (4) are not held - to - maturity debt securities. For entities that have adopted ASU 2016-13, the amendments in ASU 2019-05 are effective for fiscal years beginning after December 15, 2019, including interim periods therein. An entity may early adopt the ASU in any interim period after its issuance if the entity has adopted ASU 2016-13. For all other entities, the effective date will be the same as the effective date of ASU 2016-13. In November 2019, the FASB issued ASU 2019-11. “Codification Improvements to Topic 326, Financial Instruments - Credit Losses.” ASU 2019-11 is an accounting pronouncement that amends ASU 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” The ASU 2019-11 amendment provides clarity and improves the codification as to ASU 2016-03. The pronouncement is effective concurrently with the adoption of ASU 2016-03. The pronouncement is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. In February 2020, the FASB issued ASU No. 2020-02, which provides clarifying guidance and minor updates to ASU No. 2016-13- Financial Instruments - Credit Loss (Topic 326) (“ASU 2016-13 “) and related to ASU No. 2016-02 Leases (Topic 842), ASU 2020-02 amends the effective date of ASU 2016-13, such that ASU 2016-13 and its amendments will be effective for the Company for interim and annual periods in fiscal years beginning after December 15, 2022. The Company is currently evaluating the impact this ASU will have on its consolidated financial statements and related disclosures. The adoption of this standard is not expected to have a significant impact on the Company.

Except as mentioned above, the Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and cash flows.

4 Accounts receivable

	As of July, 31
	2021	2022	2022
	S$	S$	US$

Accounts receivable	2,161,653	7,137,197	5,167,389
Less: allowance for doubtful accounts	-	-	-
Total accounts receivable	2,161,653	7,137,197	5,167,389

As of the end of July 31, 2022 and July 31, 2021, the ageing analysis of accounts receivable based on the invoice date is as follows:

F-17

BRILLIANCE GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4 Accounts receivable (continued)

	As of July, 31
	2021	2022	2022
	S$	S$	US$

Within 30 days	1,867,109	6,967,073	5,044,218
Between 31 and 60 days	87,496	33,440	24,211
Between 61 and 90 days	74,909	25,693	18,602
More than 90 days	132,139	110,991	80,358
Total accounts receivable	2,161,653	7,137,197	5,167,389

The Company subsequently collected S$7,031,756 of the July 31, 2022 outstanding balance.

5 Contract assets

The following table reflects the calculation of the net balance of contract assets and contract liabilities.

Contract assets:

	As of July, 31
	2021	2022	2022
	S$	S$	US$

Balance - beginning of the year	30,089,047	39,258,396	28,423,397
Increase resulting from satisfaction of performance obligations	51,102,004	53,707,180	38,884,434
Less: progress billings	(41,932,655)	(43,320,847)	(31,364,645)
Balance - end of the year	39,258,396	49,644,729	35,943,186

Contract liabilities:

	As of July, 31
	2021	2022	2022
	S$	S$	US$

Balance - beginning of the year	315,816	48,388	35,033
Advances from customers	48,388	26,591	19,252
Revenue recognized during the year	(315,816)	(48,388)	(35,033)
Balance - the end of the year	48,388	26,591	19,252

F-18

BRILLIANCE GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6 Deposits, prepaid expenses and other current assets

	As of July, 31
	2021	2022	2022
	S$	S$	US$

Prepayments	196,474	546,649	395,778
Deposits to secure service	78,886	236,556	171,268
Deposits	8,324	22,009	15,935
Advances	19,834	26,651	19,296
Sub-contractor advances	189,000	603,078	436,634
Other receivables (1)	1,912,115	63,530	45,996
GST receivables	-	198,917	144,018
Income taxes receivable	-	3,825	2,768
Related party receivables	29,852	-	-
	2,434,485	1,701,215	1,231,693

(1) Included in other receivables as at July 31, 2021 is a loan to a third party of S$1,798,219. The balance was unsecured, interest free and repayable on demand. The balance was fully collected subsequently received on in 2022.

7 Inventories

	As of July, 31
	2021	2022	2022
	S$	S$	US$

Raw materials and consumables	4,643,412	6,926,995	5,015,201
Work-in-progress (2)	-	2,166,605	1,568,639
	4,643,412	9,093,600	6,583,840

There are no inventories pledged as security for liabilities.

(2) Work-in-progress comprised fabricated materials prior to usage for construction work.

8 Property, plant and equipment, net

	As of July, 31
	2021	2022	2022
	S$	S$	US$

Building	52,669,722	52,509,480	38,017,289
Plant and machinery	6,279,822	6,363,483	4,607,214
Electrical Installation	170,368	169,598	122,790
Furniture & fittings	31,743	30,751	22,264
Computers	11,321	10,967	7,940
Motor vehicles	18,915	18,324	13,267
Total	59,181,891	59,102,603	42,790,764
Less: accumulated depreciation	(13,266,268)	(15,485,865)	(11,211,892)
Exchange difference	27,865	73,060	52,896
Net book value	45,943,488	43,689,798	31,631,768

Depreciation expense for the years ended July 31, 2022 and 2021 was S$2,247,461 (US$1,627,180) and S$2,173,889 respectively.

F-19

BRILLIANCE GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9 Right-of-use assets and lease liabilities

As of July 31, 2022, the Company had the following non-cancellable lease contracts.

Description of lease	Lease term
Leasehold land	30 years
Office premises	2 years
Equipment	2 to 5 years

          (a) Amount recognized in the consolidated balance sheet:

	As of July, 31
	2021	2022	2022
	S$	S$	US$

Right-of-use assets	5,802,020	5,040,653	3,649,474
Lease liabilities
Current	675,565	664,490	481,096
Non-current	4,864,088	4,346,830	3,147,140
	5,539,653	5,011,320	3,628,236

(b) A summary of lease cost recognized in the Group’s consolidated statements of operations is as follows:

	As of July, 31
	2021	2022	2022
	S$	S$	US$

Amortization of right-of-use assets	872,180	933,788	676,070

Interest of lease liabilities	179,558	262,248	189,870

Lease Commitment

Future minimum lease payments under non-cancellable operating lease agreements as of July 31, 2022 were as follows:

Minimum lease payment
Twelve months ending July 31,	S$
2023	898,844
2024	684,155
2025	358,379
2026	293,952
2027	253,453
Thereafter	5,633,279
Total future minimum lease payments	8,122,062
Less imputed interest	(3,110,742)
Present value of operating lease liabilities	5,011,320
Less: current portion	(664,490)
Long-term portion	4,346,830

F-20

BRILLIANCE GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9 Right-of-use assets and lease liabilities (continued)

The following summarizes other supplemental information about the Company’s lease as of July 31, 2022 and 2021:

	As of July, 31
	2021	2022
Weighted average discount rate	3.08%	3.25%
Weighted average remaining lease term	9 years	8 years

10 Related party transactions and balances

The table below sets forth the major related parties and their relationships with the Company as of July 31, 2022 and 2021:

Name of related parties	Relationship with the Company
Nge Chwee Peng	Shareholder and director
Ng Lok Kai @Ng Teck Nam	Shareholder and director

i)	Significant balances with related parties were as follows:

	Year ended July, 31
	2021	2022	2022
	S$	S$	US$

Due to shareholders and directors
Ng Lok Kai @Ng Teck Nam	(458,627)	(1,791,713)	(1,297,215)
Nge Chwee Peng	(1,172,430)	(1,530,586)	(1,108,156)
	(1,631,057)	(3,322,299)	(2,405,371)

F-21

BRILLIANCE GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11 Loans

	As of July, 31
	2021	2022	2022
	S$	S$	US$
Current
Bank loans	43,807,856	46,277,323	33,505,157
Loan from third parties	7,792,675	8,372,641	6,061,860
	51,600,531	54,649,964	39,567,017
Non-current
Bank loans	4,978,406	3,328,877	2,410,134
Loan from third parties	-	1,987,646	1,439,072
	4,978,406	5,316,523	3,849,206
	56,578,937	59,966,487	43,416,223

The loans as of July 31, 2021 and 2022 are set out below:

2021

Loans	Currency	Period	Interest rate	Guarantees	Other security	Carrying amount (S$)
Secured fixed rate bank loans	SGD	2020-2025	2% - 3%	Guarantee from Ng Lok Kai & Nge Chwee Peng	-	6,000,000
Secured Floating interest rate bank loan	SGD	2019-2023	1.23% - 1.88%	Guarantee from Ng Lok Kai & Nge Chwee Peng	Deposit	341,679
Secured Floating interest rate bank loan	SGD	2019-2037	1.25%-1.77%	Guarantee from Ng Lok Kai & Nge Chwee Peng	Deposit and Properties	9,981,480
Secured Money market loans	SGD	2021	2.15% -2.69%	Guarantee from Ng Lok Kai & Nge Chwee Peng	Deposit and Properties	19,874,828
Secured Trust receipts	SGD	2020-2021	1.45%-2.2%	Guarantee from Ng Lok Kai & Nge Chwee Peng	Deposit and Properties	12,588,275
Unsecured fixed rate loan from third parties	SGD	Repayable on demand	3%	None	-	7,792,675
						56,578,937

F-22

BRILLIANCE GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11 Loans (continued)

2022

Loans	Currency	Period	Interest rate	Guarantees	Other security	Carrying amount (S$)	Carrying amount (US$)
Secured fixed rate bank loans	SGD	2020 - 2025	2% - 3% p.a	Guarantee from Ng Lok Kai & Nge Chwee Peng	Deposit	4,782,412	3,462,505
Secured floating interest rate bank loan	SGD	2019-2023	1.73 – 2.59%	Guarantee from Ng Lok Kai & Nge	Deposit	179,228	129,763
Secured floating interest rate bank loan	SGD	2019 - 2037	1.12%-3.24%	Guarantee from Ng Lok Kai & Nge Chwee Peng	Deposit and Properties	9,370,368	6,784,222
Secured money market loans	SGD	2022 - 2023	2.13% - 4.42%	Guarantee from Ng Lok Kai & Nge Chwee Peng	Deposit and Properties	19,374,828	14,027,533
Secured trust receipts	SGD	2022 - 2023	1.79% - 4.15%	Guarantee from Ng Lok Kai & Nge Chwee Peng	Deposit and property	15,899,364	11,511,268
Unsecured fixed rate loan from third parties (3)	SGD	Repayable on demand	2.65% -3%	None	-	10,360,287	7,500,932
						59,966,487	43,416,223

(3) ) Of the loans from third parties, S$1,693,760 and S$293,886 is unsecured, bears interest of 2.65% and 3% per annum respectively and is repayable on or before 31 December 2023.The remaining balance of S$8,372,641 is unsecured, bears interest of 3% and is repayable on demand.

2022

	Amount	Amount
Year ending December 31,	S$	US$
2023	54,649,964	39,567,017
2024	3,535,681	2,559,862
2025	1,529,135	1,107,105
2026	251,707	182,239
Total	59,966,487	43,416,223
Less: current portion	(54,649,964)	(39,567,017)
Long-term portion	5,316,523	3,849,206

F-23

BRILLIANCE GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12 Bank overdraft

2021

Bank loans	Currency	Interest Rate Per Annum	Guarantees	2021 (S$)	2022 (S$)	2022 (US$)
Bank overdraft	SGD	5.57%	Guarantee from Ng Lok Kai & Nge Chwee Peng	2,117,308	3,975,081	2,877,991

13 Income taxes

Caymans and BVIs

The Company and its subsidiary are domiciled in the Cayman Islands and the British Virgin Islands, respectively. Both localities currently enjoy permanent income tax holidays; accordingly, the Company and NKP BVI do not accrue for income taxes.

Singapore

KHIW, Fast Modular Pte. Ltd. and Kong Hwee Engineering Pte. Ltd are incorporated in Singapore and are subject to Singapore Corporate Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore, with 75% of the first S$10,000 taxable income and 50% of the next S$190,000 taxable income exempted from income tax.

Malaysia

KHSB the VIE, is subject to Malaysia Corporate tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Malaysia tax laws. The standard corporate income tax rate in Malaysia is 24%. However, as the VIE fulfilled conditions where it has paid-up capital of MYR 2.5 million or less, and gross income from business operations is not more than MYR 50 million, the tax rate is 17% on the first MYR 600,000 and 24% on amount exceeding MYR 600,000. For the year ended July 31, 2021 and 2022, the domestic tax rate applicable for the VIE in Malaysia is 17%.

Significant components of the provision for income taxes are as follows:

	Years Ended July 31,
	2021	2022	2022
	S$	S$	US$
Income tax expense is comprised of the following:
Current	116,764	818,204	592,386
Deferred	(104,342)	(108,786)	(78,762)
Total income tax expenses	12,422	709,418	513,624

F-24

BRILLIANCE GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13 Income taxes (cont’d)

A reconciliation between the Company’s expected provision for income taxes at the Singapore statutory rate reconciled to the actual tax expense is as follows:

	Years Ended July 31,
	2021	2022	2022
	S$	S$	US$
Income before tax	456,485	2,056,272	1,488,757
Singapore income tax rate	17%	17%	17%
Income tax expense computed at statutory rate	77,602	349,565	253,088
Reconciling items:
Non-deductible expenses	204,278	520,195	376,625
Income not subject to tax	(144,737)	(133,568)	(96,704)
Singapore statutory stepped income exemption	(34,029)	(17,425)	(12,616)
Reduction of valuation allowance	(89,931)	(9,349)	(6,769)
Others	(760)	-	-
Tax charge	12,422	709,418	513,624

Deferred tax

Significant components of deferred tax were as follows:

	As of July 31,
	2021	2022	2022
	S$	S$	US$
Deferred tax liabilities:
Property, plant and equipment	330,451	221,665	160,487

F-25

BRILLIANCE GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13 Income taxes (cont’d)

Deferred tax assets

Deferred tax assets have not been recognized in respect of the following items:

	As of July 31,
	2021	2022	2022
	S$	S$	US$

Net operating loss carried forward (a)	9,532	183	133
Deferred tax assets, gross	9,532	183	133
Valuation allowance	(9,532)	(183)	(133)
Deferred tax assets, net of valuation allowance	-	-	-

(a) The tax losses only arise from the financial year 2020. These tax losses will expire in year 2023.

Deferred tax assets are recognized in the consolidated financial statements only to the extent that it is probable that future taxable profits will be available against which the Company can utilize the benefits. The use of these tax losses is subject to the agreement of the tax authorities and compliance with certain provisions of the tax legislations of the respective countries in which the group companies operate.

14 Other income (expense)

	As of July 31,
	2021	2022	2022
	S$	S$	US$

Foreign exchange transaction gains/(losses)	12,830	(205,276)	(148,621)
Settlement of litigation	249,984	-	-
Gains on disposal of property, plant and equipment	152	41,546	30,080
Government subsidies	1,783,922	716,546	518,785
Insurance compensation	5,890	35,000	25,340
Interest income	3,647	297	215
Managerial fee income	120,000	-	-
Rental income	222,859	51,244	37,101
Miscellaneous income	102,672	137,177	99,317
	2,501,956	776,534	562,217

F-26

BRILLIANCE GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15 Subsequent events

The Company has assessed all subsequent events through March [●], 2023 which is the date that these consolidated financial statements are available to be issued and other than the following, there are no further material subsequent events that require disclosure in these consolidated financial statements.

On 8 January 2022, the Company disposed of its subsidiary, Fast Modular. Pte. Ltd. for S$1. The subsidiary had net liabilities of S$15,410, and a corresponding gain on disposal of S$15,409 was consequently recorded.

F-27

BRILLIANCE GROUP LIMITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS AS OF JULY 31, 2022 AND JANUARY 31, 2023

	As of July 31, 2022	As of January 31, 2023	As of January 31, 2023
	S$	S$ (Unaudited)	US$ (Unaudited)
ASSETS
Current assets
Cash and cash equivalents	5,390,776	933,516	710,168
Restricted cash	358,383	358,557	272,771
Accounts receivable	7,137,197	2,335,240	1,776,523
Contract assets	49,644,729	51,958,067	39,526,868
Retention receivable, net	8,228,580	7,402,223	5,631,208
Deposits, prepaid expenses and other current assets	1,701,215	1,112,752	846,522
Inventories	9,093,600	6,273,651	4,772,652
Total current assets	81,554,480	70,374,006	53,536,712

Non-current assets
Property, plant and equipment, net	43,689,798	42,559,949	32,377,291
Right-of-use assets	5,040,653	4,681,435	3,561,381
Deferred offering costs	-	833,853	634,350
Total non-current assets	48,730,451	48,075,237	36,573,022

TOTAL ASSETS	130,284,931	118,449,243	90,109,734

LIABILITIES
Current liabilities
Accounts payable	23,405,878	10,016,172	7,619,758
Accruals and other payables	632,719	773,184	588,196
Amount due to director	3,322,299	3,632,572	2,763,463
Contract liabilities	26,591	27,216	20,704
Loans -current	54,649,964	62,454,901	47,512,287
Bank overdraft	3,975,081	3,946,946	3,002,622
Lease liabilities	664,490	623,776	474,535
Income taxes payable	728,513	578,783	440,307
Total current liabilities	87,405,535	82,053,550	62,421,872

Non-current liabilities
Loans – non-current	5,316,523	2,565,442	1,951,649
Lease liabilities	4,346,830	4,055,892	3,085,502
Deferred tax liabilities	221,665	-	-
Total non-current liabilities	9,885,018	6,621,334	5,037,151

TOTAL LIABILITIES	97,290,553	88,674,884	67,459,023

Commitments and contingencies	-	-	-

The accompanying notes are an integral part of these financial statements.

F-28

BRILLIANCE GROUP LIMITED

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

	As of July 31, 2022	As of January 31, 2023	As of January 31, 2023
	S$	S$ (Unaudited)	US$ (Unaudited)
SHAREHOLDERS’ EQUITY
Ordinary shares, US$0.0001 par value, 500,000,000 shares authorized, 15,000,000 issued and outstanding as of July 31,2022 and January 31, 2023 respectively	2,072	2,072	1,500
Additional paid in capital	2,997,928	2,997,928	2,280,737
Retained earnings	29,512,463	26,429,999	20,106,504
Accumulated other comprehensive income	481,915	344,360	261,970
Total shareholders’ equity	32,994,378	29,774,359	22,650,711
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	130,284,931	118,449,243	90,109,734

The accompanying notes are an integral part of these financial statements.

F-29

BRILLIANCE GROUP LIMITED

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

FOR THE SIX MONTHS ENDED JANUARY 31, 2022 AND 2023

	For the six months ended January 31,
	2022	2023	2023
	S$	S$	US$

Construction contract revenue	20,738,997	28,663,686	21,805,771
Construction contract costs	(17,667,271)	(27,349,847)	(20,806,274)
Gross profit	3,071,726	1,313,839	999,497

General and administrative expenses	(3,333,419)	(3,579,853)	(2,723,357)

Loss from operations	(261,693)	(2,266,014)	(1,723,860)

Other income (expense):
Other income	552,683	151,912	115,566
Finance expense	(782,432)	(1,190,027)	(905,308)
Total other (expense)	(229,749)	(1,038,115)	(789,742)

Loss before income tax benefit	(491,442)	(3,304,129)	(2,513,602)
Benefit from income tax	-	221,665	168,631
Net loss	(491,442)	(3,082,464)	(2,344,971)

Other comprehensive loss:
Foreign currency translation adjustment\	(78,770)	(137,555)	(104,644)
Total comprehensive loss	(570,212)	(3,220,019)	(2,449,615)

Net loss per share attributable to ordinary shareholders
Basic and diluted	(0.03)	(0.21)	(0.16)

Weighted average number of ordinary shares used in computing net income per share
Basic and diluted	15,000,000	15,000,000	15,000,000

The accompanying notes are an integral part of these financial statements.

F-30

BRILLIANCE GROUP LIMITED

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JANUARY 31, 2022 AND 2023

	Ordinary shares		Additional	Accumulated other
	Shares		paid-in	comprehensive	Retained
	Outstanding	Par value	capital	income	earnings	Total
		S$	S$	S$	S$	S$
Balance as of August 1, 2021	15,000,000	2,072	2,997,928	370,857	28,165,609	31,536,466
Net (loss)	-	-	-	-	(491,442)	(491,442)
Foreign currency translation adjustment	-	-	-	(78,770)	-	(78,770)
Balance as of January 31, 2022	15,000,000	2,072	2,997,928	292,087	27,674,167	30,966,254

Balance as of August 1, 2022	15,000,000	2,072	2,997,928	481,915	29,512,463	32,994,378
Net (loss)	-	-	-	-	(3,082,464)	(3,082,464)
Foreign currency translation adjustment	-	-	-	(137,555)	-	(137,555)
Balance as of January 31, 2023	15,000,000	2,072	2,997,928	344,360	26,429,999	29,774,359

		US$	US$	US$	US$	US$
Balance as of January 31, 2023	15,000,000	1,500	2,280,737	261,970	20,106,504	22,650,711

The accompanying notes are an integral part of these financial statements.

F-31

BRILLIANCE GROUP LIMITED

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JANUARY 31, 2022 AND 2023

	For the six months ended January 31,
	2022	2023	2023
	S$	S$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(491,442)	(3,082,464)	(2,344,971)
Adjustments to reconcile net (loss) to net cash provided by (used in) operating activities:
Amortization	385,636	475,560	361,780
Depreciation	1,185,285	1,009,474	767,953
Gain on disposal of property, plant and equipment	-	(3,292)	(2,504)
Deferred income tax benefit	-	(221,665)	(168,631)
Change in operating assets and liabilities:
Accounts receivable	332,187	4,801,957	3,653,067
Retention receivable, net	190,581	826,357	628,647
Deposits, prepaid expenses and other current assets	849,607	588,463	447,671
Contract assets	(2,616,735)	(2,313,338)	(1,759,862)
Inventories	325,809	2,819,949	2,145,264
Accounts payable	(2,359,925)	(8,131,950)	(6,186,344)
Accruals and other current liabilities	160,339	140,465	106,858
Contract liabilities	(15,519)	625	475
Income taxes payable	(23,793)	(149,730)	(113,906)
Payment of lease liabilities	(320,584)	(331,652)	(252,302)

Net cash (used in) operating activities	(2,398,554)	(3,571,241)	(2,716,805)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(97,747)	(13,467)	(10,245)
Proceeds from disposal of property, plant and equipment	-	20,792	15,817
Net cash (used in) provided by investing activities	(97,747)	7,325	5,572

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from bank loans	13,391,059	26,274,876	19,988,496
Repayment of bank loans	(13,222,981)	(26,478,776)	(20,143,611)
Bank overdraft	1,270,964	(28,135)	(21,404)
Advances from director	419,453	310,273	236,039
Deferred offering costs	-	(833,853)	(634,350)
Net cash provided by financing activities	1,858,495	(755,615)	(574,830)

Net change in cash and cash equivalents	(637,806)	(4,319,531)	(3,286,063)
Effect of exchange rates on balances held in foreign currencies	(78,771)	(137,555)	(104,645)
Cash, cash equivalents and restricted cash - beginning of period	2,149,192	5,749,159	4,373,647
Cash, cash equivalents and restricted cash - end of period	1,432,615	1,292,073	982,939

F-32

BRILLIANCE GROUP LIMITED

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JANUARY 31, 2022 AND 2023

	For the six months ended January 31,
	2022	2023	2023
	S$	S$	US$

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	-	-	-
Cash paid for interest	782,432	1,190,027	905,308

RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF PERIOD:
Cash and cash equivalents	1,074,313	933,516	710,168
Restricted cash	358,302	358,557	272,771

Total cash, cash equivalents and restricted cash	1,432,615	1,292,073	982,939

The accompanying notes form an integral part of these financial statements.

F-33

BRILLIANCE GROUP LIMITED

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL

STATEMENTS

1 Organization and business overview

Brilliance Group Limited is an investment holding company incorporated on November 7, 2022 under the laws of the Cayman Islands. The Company through its subsidiaries and variable interest entity provide metalwork and structural steelwork fabrication related services. Brilliance Group Limited, its subsidiaries and variable interest entity are collectively referred to as the “Company”.

The Company is headquartered in Singapore, with operations in Singapore and Malaysia.

The consolidated financial statements of the Company include the following entities:

Name	Date of incorporation	Percentage of direct or indirect interests	Place of incorporation	Principal activities
NKP Holdings Ltd.	November 8, 2022	100%	British Virgin Islands	Investment holding
Fast Modular Pte. Ltd.	June 16, 2017	100%**	Singapore	Dormant
Kong Hwee Engineering Pte Ltd	August 8, 2018	100%	Singapore	Engineering, fabrication and construction
Kong Hwee Iron Works & Construction Pte Ltd	July 27, 1988	100%	Singapore	Engineering, fabrication and construction
Kong Hwee Iron Works & Construction Sdn Bhd	April 7, 2010	49*	Malaysia	Engineering, fabrication and construction

*The Company has determined that it has (1) the power to direct the activities of Kong Hwee Iron Works & Construction (M) Sdn Bhd (“KHSB”), that mostly significantly affect the entity’s economic performance and (2) the right to receive its benefits and is responsible for its losses which makes this a “Variable Interest Entity” (“VIE”) under the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 810-10. Accordingly, the Company has determined the investee should be consolidated into the Company.

[On [●], the Company through equity transfer agreements completed a reorganization of Brilliance Group where the shareholding for all entities under common control of its existing shareholders, Ms. Nge Chwee Peng and Mr. Ng Lok Lai, were transferred to Kong Hwee Iron Works & Construction Sdn Bhd (“KHSB”) including their 49% interest in the Kong Hwee Iron Works & Construction Pte Ltd (“KHIW”). The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements.]

** On  January 9, 2023, the Company disposed of Fast Modular Pte Ltd which was dormant. The subsidiary was disposed of for cash consideration of S$1 and a corresponding gain on disposal of S$16,569. Refer Note 14 - Other income (expense).

F-34

BRILLIANCE GROUP LIMITED

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL

STATEMENTS

2. Liquidity and going concern

The Company’s accounts have been prepared assuming that the company will continue as a going concern basis. The going concern basis assumes that assets are realized, and liabilities are extinguished in the ordinary course of business at amount disclosed. The Company’s ability to continue as a going concern depends upon aligning its sources of funding (debt and equity) with the expenditure requirements of the company and repayment of the short–term debts facilities and when they fall due.

As at January 31, 2023, the Company experienced a loss and encountered negative cash flows from operating activities. The Company’s working capital was in deficit withapproximately $8.8 million. These was mainly due to the adverse impact of COVID-19 pandemic and the interval recognition of loan of $21 million under current liabilities for property in approximately market value worth $38 million under non-current assets.

The outbreak of the COVID-19 pandemic and the measures adopted by the Singapore Government to mitigate the spread of the virus negatively impacted the Company’s financial performance during the financial period and its liquidity position.

Notwithstanding the above, the Company’s continues to have a reasonable expectation that adequate resources to continue in operation through its order book and contract assets convertible to trade receivables upon issuance of progress claim milestone agreed by customer over value of services transferred to the customer for at least the next 12 months and that the going concern basis of operation these finance statement remain appropriate based on the following factors:

To sustain its ability to support the Company’s operating activities, the Company considered supplementing its sources of funding through the following:

·	The Company’s is able to generate sufficient cash flows from their operations to meet their current and future obligations;
·	Cash and cash equivalents generated from operations;
·	The banking facilities from their bankers for their working capital requirements for the next twelve months will be available as and when required
·	funding from the existing financial institutions with existing available credit lines;
·	The carrying amount of the contract assets and order book on project secured;
·	obtaining funds through a future initial public offering.

The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might result from the outcome of this uncertainty.

F-35

BRILLIANCE GROUP LIMITED

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL

STATEMENTS

3 Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).

In the opinion of management, the accompanying unaudited Consolidated Financial Statements include adjustments, all of which are of a normal, recurring nature that are necessary for a fair statement of results of operations for such periods but should not be considered as indicative of results for a full year. The financial statements have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been omitted, pursuant to SEC regulations. Accordingly, the accompanying Consolidated Financial Statements should be read in conjunction with the annual audited financial statements of the Company for the fiscal year ended July 31, 2022.

Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company, its subsidiaries and its variable interest entity. Significant inter-company balances, investment and capital, if any, have been eliminated upon consolidation.

The Company has effective control of KHIW, which enables the Company to receive all of their expected residual returns and absorb the expected losses of the VIE. Accordingly, the Company consolidates the accounts of KHIW for the periods presented herein, in accordance with the FASB ASC, 810-10, Consolidation.

In determining whether the Company is the primary beneficiary, the Company considers if it (1) has power to direct the activities that most significantly affects the economic performance of the VIE, and (2) receives the economic benefits of the VIE that could be significant to the VIE. If deemed the primary beneficiary, the Company consolidates the VIE.

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BRILLIANCE GROUP LIMITED

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL

STATEMENTS

3 Summary of significant accounting policies (continued)

Foreign currency translation

The accompanying consolidated financial statements are presented in Singapore Dollars (“S$”), which is the reporting currency of the Company. The functional currencies of the Company is the Singapore Dollar and Malaysia Ringgit.

Assets and liabilities denominated in currencies other than the reporting currency are translated into the reporting currency at the rates of exchange prevailing at the balance sheet date. Equity transactions are translated at their historical rates. The statements of operations and cash flows are translated at the average exchange rate during the reporting period. Translation gains and losses are recognized in the consolidated statements of operations and comprehensive income (loss) as other comprehensive income or loss. Transactions in currencies other than the reporting or functional currency are measured and recorded in the reporting currency at the exchange rate prevailing on the transaction date. The cumulative gain or loss from foreign currency transactions is reflected in the consolidated statements of operations and comprehensive income (loss) as other income (expense).

Translations of the consolidated balance sheets, consolidated statements of operations and consolidated statements of cash flows from S$ into US$ as of and for the period ended January 31, 2023 are solely for the convenience of the reader and were calculated at the rate of US$0.7607 = S$1, as set forth in the statistical release of the Federal Reserve System on January 31, 2023. No representation is made that the SGD amounts could have been, or could be, converted, realized or settled into US$ at that rate on January 31, 2023, or at any other rate.

Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Company’s consolidated financial statements include, but are not limited to, inventory valuation, impairment of long-lived assets, and allowance for credit losses on receivables. Actual results may differ from these estimates.

Cash and cash equivalents

Cash and cash equivalents represent cash in bank and demand deposits with original maturities of three months or less and are unrestricted as to withdrawal or use.

Restricted cash

Restricted cash is fixed deposits held by the bank to secure the bank’s credit facilities - bank guarantee, letter of credit, overdraft and bank loans granted to the Company until the termination of the bank facilities.

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BRILLIANCE GROUP LIMITED

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STATEMENTS

3 Summary of significant accounting policies (continued)

Accounts receivable

Accounts receivable mainly represent amounts due from clients that meet the revenue recognition criteria. These accounts receivable are recorded net of any allowance for doubtful accounts. Management reviews its receivables on a regular basis to determine whether the allowance for doubtful accounts is adequate and provides an allowance when necessary. The allowance is based on management's best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable.

Deposits and prepayments

Deposits and prepayments are classified as either current or non-current based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. As of January 31, 2023 and July 31, 2022, management believes that the Company’s prepayments and deposits are not impaired.

Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventory is based on the weighted average principle, and includes expenditures incurred in acquiring the inventories, production or conversion costs, related overhead costs and other costs incurred in bringing them to their existing location and condition.

Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment if applicable. The Company computes depreciation using the straight-line method over the estimated useful lives of the assets as follows:

Building	30 years
Plant and machinery	2 to 5 years
Electrical installation	5 years
Furniture & fittings	5 years
Computers	5 years
Motor vehicles	5 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of operations. Expenditures for maintenance and repairs are charged to expense as incurred, while additions renewals and betterments, which are expected to extend the useful life of the asset, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of the remaining useful lives.

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BRILLIANCE GROUP LIMITED

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL

STATEMENTS

3 Summary of significant accounting policies (continued)

Impairment of long-lived assets

The Company evaluates the recoverability of its long-lived assets (asset groups), including property, plant and equipment and operating lease right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of its assets (asset group) may not be fully recoverable. When these events occur, the Company measures impairment by comparing the carrying amount of the assets to their estimated undiscounted future cash flows expected to result from the use of the asset (asset group) and their eventual disposition. If the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset (asset group), the Company recognizes an impairment loss based on the excess of the carrying amount of the asset (asset group) over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the asset (asset group), when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For the period ended January 31, 2023 and July 31, 2022, no impairment of long-lived assets was recognized.

Contract assets

Contract assets are recognized when progress towards completion of revenue earning activities on contracts exceeds amounts allowed to be billed under the contract.

Contract liabilities

Contract liabilities are recorded when amounts billed under a contract exceed the progress towards completion of revenue earned under the contract.

Leases

The Company has operating leases for its corporate offices and equipment. The Company determines if an arrangement is a lease at inception. Lease assets and liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is the Company’s incremental borrowing rate based on the information available at the lease commencement date. The Company generally uses the base, non-cancellable lease term and renewal options, when it believes it will exercise the renewal option, in calculating the right-of-use assets and liabilities.

The Company adopted the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component. Non-lease components include payments for building management services, utilities and property taxes. It separates the non-lease components from the lease components to which they relate.

The Company evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of finance and operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the period ended January 31, 2023 and July 31, 2022, the Company did not have any impairment loss for its operating lease right-of-use assets.

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BRILLIANCE GROUP LIMITED

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STATEMENTS

3 Summary of significant accounting policies (continued)

Fair value measurements

ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in pricing the asset or liability. ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1	- observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- other inputs that are directly or indirectly observable in the marketplace.
Level 3	- unobservable inputs which are supported by little or no market activity.

The carrying amounts of cash and cash equivalents, accounts receivable, deposits and prepayments, contract assets and liabilities, accounts payable, other payables to related parties, and accruals and other payables approximate their fair values because of their generally short maturities.

Revenue recognition

The Company recognizes revenue in accordance with FASB ASC Topic 606, Revenue from Contracts with Customers, and subsequently issued additional related Accounting Standard Updates (“ASU”s) (“Topic 606”). The Company is engaged in construction metalworks and structural steelwork fabrication related services. Agreements with clients create enforceable rights and obligations for which it is probable that the Company will collect the consideration to which it will be entitled as goods and services are transferred to the clients. It is customary practice for the Company to have written agreements with its clients. The Company recognizes revenue based on consideration specified in the applicable agreement.

Revenue from contracts with clients is recognized using the following five steps:

1. Identify the contract(s) with a client;

2. Identify the performance obligations in the contract;

3. Determine the transaction price;

4. Allocate the transaction price to the performance obligations in the contract; and

5. Recognize revenue when (or as) the entity satisfies a performance obligation

Construction contract revenue

Construction contract income is primarily derived from long-term construction contracts that can span up to several years.For long-term service contracts and projects for constructing or developing an asset, the customer value is created over time during the contract period and it is accounted for as a single performance obligation that is satisfied over time. This is because the customer simultaneously receives and consumes the benefits of the entity’s performance in processing each transaction as and when each transaction is processed; the performance creates or enhances an asset (for example, work in progress) that the customer controls as the asset is created or enhanced or the performance does not create an asset with an alternative use to the entity and the entity has an enforceable right to payment for performance completed to date. The Company’s construction contract revenue is recognized at a point in time on the basis of the efforts or inputs to the satisfaction of a performance obligation such as costs incurred, relative to the total expected inputs to the satisfaction of that performance obligation.

F-40

BRILLIANCE GROUP LIMITED

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL

STATEMENTS

3 Summary of significant accounting policies (continued)

As the Company’s revenue is recognized at a point in time by measuring the progress toward complete satisfaction of the performance obligation, judgement and consideration of many criteria such as whether the customer is presently obligated to pay for the asset, whether the customer has legal title, whether the Company has transferred physical possession and control of the asset, whether the customer has assumed the significant risks and rewards of ownership of the asset, and whether the customer has accepted the asset, is required in measuring this progress toward complete satisfaction of the performance obligation.

When the current estimates of the total amount of consideration expected to be received in exchange for transferring the promised goods or services to the customer, and the estimated remaining contract costs indicates a loss, a provision for the entire loss on the contract is made as soon as the loss becomes evident. An adjustment is also made to reflect the effects of the customer’s credit risk. The loss on a contract is reported as an additional contract cost (an operating expense), and not as a reduction of revenue or a non-operating expense.

Government Subsidies

In response to the global pandemic, the Singapore Government enacted the Job Support Scheme (“JSS”) in February 2020. JSS provided wage support for employers to retain their local employees (Singapore Citizens and Permanent Residents) during this period of economic uncertainty. The Company received nil and S$104,366 for the six months ended January 31, 2023 and 2022 respectively. The effect of the subsidy reduced the net (loss) per share by $.01 and nil for the six months ended January 31, 2022 and 2023, respectively.

Retention receivable, net

The Company generally provides limited warranties known as the defect liability period (“DLP”) for work pending satisfactory completion of the project it has performed under its construction contracts. Historically, warranty claims have not resulted in additional significant costs. Contracts will include a retention amount whereby the customer will typically withhold approximately 5% - 10% of the total contract value until the end of the DLP at which point the customer will release the withheld amount to the Company. The defect liability period normally lasts for 12 months from project completion.

Segments

FASB ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major clients in financial statements for detailing the Company’s business segments. Management has determined that the Company operates in a single segment because there is only one Chief Operating Decision Maker (“CODM”) for the Company who is the Company’s Chief Executive Officer. Operating and financial metrics are prepared only for the consolidated Company as a whole. The Company’s sales are principally in Singapore.

F-41

BRILLIANCE GROUP LIMITED

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL

STATEMENTS

3 Summary of significant accounting policies (continued)

Concentrations and credit risk

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of accounts receivable. The Company has designed their credit policies with an objective to minimize their exposure to credit risk. The Company’s accounts receivable are short term in nature and the associated risk is minimal. The Company conducts credit evaluations on its clients and generally does not require collateral or other security. The Company periodically evaluates the creditworthiness of the existing clients in determining the allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific clients.

As of January 31, 2023 and July 31, 2022, the Company’s assets were located in Singapore and Malaysia and the Company’s revenue was principally derived in Singapore.

For the six months ended January 31, 2023, three customers accounted for 23%, 16%, and 10% of the Company’s total revenue. For the year ended January 31, 2022, two customers accounted for 24% and 9% of the Company’s total revenue.

As of January 31, 2023, two customers accounted for 22% and 16% of the Company’s total accounts receivable. As of July 31, 2022, one customer accounted for 69% of the Company’s total accounts receivable.

For the six months ended January 31, 2023 one vendor accounted for 11% of the Company’s total purchases. For the year ended January 31, 2022, two vendors accounted for 11% and 7% of the Company’s total purchases.

Assets that potentially subject the Company to a significant concentration of credit risk primarily consist of cash and cash equivalents, accounts receivable and other current assets.

Employee benefits

Employee benefits are recognized as an expense, unless the cost qualifies to be capitalized as an asset.

i) Defined contribution plans

Defined contribution plans are post-employment benefit plans under which the Company pays fixed contributions into separate entities such as the Central Provident Fund on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid.

ii) Short-term compensated absences

Employee entitlements to annual leave are recognized when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

F-42

BRILLIANCE GROUP LIMITED

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL

STATEMENTS

3 Summary of significant accounting policies (continued)

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence of the same party, such as a family member or relative, shareholder, or a related corporation.

Income taxes

The Company accounts for income taxes under FASB ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also provided for net operating loss carryforwards that can be utilized to offset future taxable income.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. A valuation allowance is established, when necessary, to reduce net deferred tax assets.

Income taxes (cont’d)

to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The provisions of FASB ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes for the year ended July 31, 2022 and for the six months ended January 31, 2023. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net earnings (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if outstanding stock options, warrants and convertible debt were exercised or converted into ordinary shares. When the Company has a loss, diluted shares are not included as their effect would be anti-dilutive. The Company had no dilutive securities or debt as of July 31, 2022 and for the six months ended January 31, 2023.

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BRILLIANCE GROUP LIMITED

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL

STATEMENTS

3 Summary of significant accounting policies (continued)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of the Company's financial instruments will fluctuate because of changes in market interest rates. The Company's exposure to interest rate risk arises mainly from its interest-bearing financial liabilities. The Company periodically reviews its liabilities and monitors interest rate fluctuations to ensure that the exposure to interest rate risk is within acceptable levels. The interest-bearing financial liabilities are usually at fixed interest rates except for money market loans, bank overdrafts and floating interest rate loans. The Company does not utilize interest rate derivatives to minimize its interest rate risk.

Recent Accounting Pronouncements

The Company is an " emerging growth company " (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the " JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company made the election to delay the adoption of new or revised accounting standards.

In October 2020, the FASB issued ASU 2020-10, “Codification Improvements to Subtopic 205-10, presentation of financial statements”. The amendments in this Update improve the codification by ensuring that all guidance that requires or provides an option for an entity to provide information in the notes to financial statements is codified in the disclosure section of the codification that reduce the likelihood that the disclosure requirements would be missed. The amendments also clarify guidance so that an entity can apply the guidance more consistently. ASU 2020-10 is effective for the Company for annual and interim reporting periods beginning January 1, 2022. Early application of the amendments is permitted for any annual or interim period which financial statements are available to be issued. The amendments in this Update should be applied retrospectively. An entity should apply the amendments at the beginning of the period that includes the adoption date. The adoption of this standard did not have an impact on the Company’s consolidated financial statements.

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BRILLIANCE GROUP LIMITED

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL

STATEMENTS

3 Summary of significant accounting policies (continued)

Recent Accounting Pronouncements(cont’d)

In June 2016, the FASB amended guidance related to the impairment of financial instruments as part of ASU2016-13 Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which will be effective January 1, 2020. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a company recognizes an allowance based on the estimate of expected credit loss. On May 15, 2019, the FASB issued ASU 2019-05, which provides transition relief for entities adopting the Board's credit losses standard, ASU 2016-13. Specifically, ASU 2019-05 amends ASU 2016-13 to allow companies to irrevocably elect, upon adoption of ASU 2016-13, the fair value option for financial instruments that (1) were previously recorded at amortized cost and (2) are within the scope of the credit losses guidance in ASC 326-20, (3) are eligible for the fair value option under ASC 825-10, and (4) are not held - to - maturity debt securities. For entities that have adopted ASU 2016-13, the amendments in ASU 2019-05 are effective for fiscal years beginning after December 15, 2019, including interim periods therein. An entity may early adopt the ASU in any interim period after its issuance if the entity has adopted ASU 2016-13. For all other entities, the effective date will be the same as the effective date of ASU 2016-13. In November 2019, the FASB issued ASU 2019-11. "Codification Improvements to Topic 326, Financial Instruments - Credit Losses." ASU 2019-11 is an accounting pronouncement that amends ASU 2016-13, "Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments." The ASU 2019-11 amendment provides clarity and improves the codification as to ASU 2016-03. The pronouncement is effective concurrently with the adoption of ASU 2016-03. The pronouncement is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. In February 2020, the FASB issued ASU No. 2020-02, which provides clarifying guidance and minor updates to ASU No. 2016-13- Financial Instruments - Credit Loss (Topic 326) (“ASU 2016-13 “) and related to ASU No. 2016-02 Leases (Topic 842), ASU 2020-02 amends the effective date of ASU 2016-13, such that ASU 2016-13 and its amendments will be effective for the Company for interim and annual periods in fiscal years beginning after December 15, 2022. The adoption of this standard is not expected to have a significant impact on the Company.

Except as mentioned above, the Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and cash flows.

F-45

BRILLIANCE GROUP LIMITED

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL

 STATEMENTS

4 Accounts receivable

	As of July 31, 2022	As of January 31, 2023	As of January 31, 2023
	S$	S$ (Unaudited)	US$ (Unaudited)

Accounts receivable	7,137,197	2,335,240	1,776,523
Less: allowance for doubtful accounts	-	-	-
Total accounts receivable	7,137,197	2,335,240	1,776,523

As of July 31, 2022 and January 31, 2023, the ageing analysis of accounts receivable based on the invoice date is as follows:

	As of July 31, 2022	As of January 31, 2023	As of January 31, 2023
	S$	S$	US$
		(Unaudited)	(Unaudited)

Within 30 days	6,967,073	1,438,524	1,094,351
Between 31 and 60 days	33,440	782,506	595,288
Between 61 and 90 days	25,693	2,871	2,184
More than 90 days	110,991	111,339	84,700
Total accounts receivable	7,137,197	2,335,240	1,776,523

The Company subsequently collected S$2,300,514 of the January 31, 2023 outstanding balance.

5 Contract assets

The following table reflects the calculation of the net balance of contract assets and contract liabilities.

Contract assets:

	As of July 31, 2022	As of January 31, 2023	As of January 31, 2023
	S$	S$	US$
		(Unaudited)	(Unaudited)

Balance - beginning of the year	39,258,396	49,644,729	37,767,006
Increase resulting from satisfaction of performance obligations	53,707,180	28,592,846	21,751,880
Less: progress billings	(43,320,847)	(26,279,508)	(19,992,018)
Balance - end of the year	49,644,729	51,958,067	39,526,868

F-46

BRILLIANCE GROUP LIMITED

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL

STATEMENTS

5 Contract assets

Contract liabilities:

	As of July 31, 2022	As of January 31, 2023	As of January 31, 2023
	S$	S$	US$
		(Unaudited)	(Unaudited)

Balance - beginning of the year	48,388	26,591	20,229
Advances from customers	26,591	27,216	20,704
Revenue recognized during the year	(48,388)	(26,591)	(20,229)
Balance - the end of the year	26,591	27,216	20,704

6 Deposits, prepaid expenses and other current assets

	As of July 31, 2022	As of January 31, 2023	As of January 31, 2023
	S$	S$	US$
		(Unaudited)	(Unaudited)

Prepayments	546,649	254,121	193,321
Deposits to secure service	236,556	236,556	179,959
Deposits	22,009	364,185	277,052
Advances	26,651	-	-
Sub-contractor advances	603,078	24,680	18,775
Other receivables	63,530	233,210	177,415
GST receivables	198,917	-	-
Income taxes receivable	3,825	-	-
	1,701,215	1,112,752	846,522

F-47

BRILLIANCE GROUP LIMITED

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL

 STATEMENTS

7 Inventories

	As of July 31, 2022	As of January 31, 2023	As of January 31, 2023
	S$	S$	US$
		(Unaudited)	(Unaudited)

Raw materials and consumables	6,926,995	5,751,475	4,375,409
Work-in-progress (1)	2,166,605	522,176	397,243
	9,093,600	6,273,651	4,772,652

There are no inventories pledged as security for liabilities.

(1)Work-in-progress is comprised of fabricated materials prior to usage for construction work.

8 Property, plant and equipment, net

	As of July 31, 2022	As of January 31, 2023	As of January 31, 2023
	S$	S$	US$
		(Unaudited)	(Unaudited)

Building	52,509,480	52,511,308	39,947,743
Plant and machinery	6,363,483	4,860,331	3,697,475
Electrical Installation	169,598	233,453	177,598
Furniture & fittings	30,751	249,479	189,790
Computers	10,967	480,196	365,307
Motor vehicles	18,324	679,046	516,581
Total	59,102,603	59,013,813	44,894,494
Less: accumulated depreciation	(15,485,865)	(16,453,864)	(12,517,203)
Exchange difference	73,060	(2,384)	(1,814)
Net book value	43,689,798	42,559,949	32,377,291

Depreciation expense for the six months ended January 31, 2023 and 2022 was S$1,009,474 (US$767,953) and S$1,185,285 respectively.

F-48

BRILLIANCE GROUP LIMITED

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL

 STATEMENTS

9 Right-of-use assets and lease liabilities

As of January 31, 2023, the Company had the following non-cancellable lease contracts.

Description of lease	Lease term
Leasehold land	30 years
Office premises	2 years
Equipment	2 to 5 years

(a) Amount recognized in the consolidated balance sheet:

	As of July 31, 2022	As of January 31, 2023	As of January 31, 2023
	S$	S$	US$
		(Unaudited)	(Unaudited)

Right-of-use assets	5,040,653	4,681,435	3,561,381
Lease liabilities
Current	664,490	623,776	474,535
Non-current	4,346,830	4,055,892	3,085,502
	5,011,320	4,679,668	3,560,037

(b) A summary of lease cost recognized in the Group’s consolidated statements of operations is as follows:

	For six months period ended January, 31
	2022	2023	2023
	S$	S$	US$
		(Unaudited)	(Unaudited)

Amortization of right-of-use assets	385,636	475,560	361,780

Interest on lease liabilities	89,022	87,176	66,319

F-49

BRILLIANCE GROUP LIMITED

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL

STATEMENTS

9 Right-of-use assets and lease liabilities (cont’d)

Lease Commitment

Future minimum lease payments under non-cancellable operating lease agreements as of January 31, 2023 were as follows:

Minimum lease payment
Twelve months ending January 31,	S$
2024	853,509
2025	464,620
2026	327,900
2027	268,097
2028	248,281
Thereafter	5,510,295
Total future minimum lease payments	7,672,702
Less imputed interest	(2,993,034)
Present value of operating lease liabilities	4,679,668
Less: current portion	(623,776)
Long-term portion	4,055,892

The following summarizes other supplemental information about the Company’s leases as of January 31, 2023 and July 31, 2022:

	As of July 31, 2022	As of January 31, 2023
Weighted average discount rate	3.25%	3.34%
Weighted average remaining lease term	8 years	9 years

10 Related party transactions and balances

The table below sets forth the major related parties and their relationships with the Company as of January 31, 2023 and July 31, 2022:

Name of related parties	Relationship with the Company
Nge Chwee Peng	Shareholder and director
Ng Lok Kai @ Ng Teck Nam	Shareholder and director

F-50

BRILLIANCE GROUP LIMITED

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL

STATEMENTS

10 Related party transactions and balances (cont’d)

i) Significant balances with related parties were as follows:

	As of July 31, 2022	As of January 31, 2023	As of January 31, 2023
	S$	S$	US$
		(Unaudited)	(Unaudited)

Due to shareholders and directors
Ng Lok Kai @ Ng Teck Nam	(1,791,713)	(1,952,233)	(1,485,153)
Nge Chwee Peng	(1,530,586)	(1,680,339)	(1,278,310)
	(3,322,299)	(3,632,572)	(2,763,463)

11 Loans

	As of July 31, 2022	As of January 31, 2023	As of January 31, 2023
	S$	S$	US$
		(Unaudited)	(Unaudited)
Current
Bank loans	46,277,323	52,284,460	39,775,169
Loan from third parties	8,372,641	10,170,441	7,737,118
	54,649,964	62,454,901	47,512,287
Non-current
Bank loans	3,328,877	2,565,442	1,951,649
Loan from third parties	1,987,646	-	-
	5,316,523	2,565,442	1,951,649
	59,966,487	65,020,343	49,463,936

F-51

BRILLIANCE GROUP LIMITED

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL

 STATEMENTS

11 Loans (cont’d)

The loans as of July 31, 2022 and January 31,2023 (Unaudited) are set out below:

2022
Loans	Currency	Period	Interest rate per annum	Guarantees	Other security	Carrying amount (S$)
Secured fixed rate bank loans	SGD	2020-2025	2% - 3%	Guarantee from Ng Lok Kai & Nge Chwee Peng	Deposit	4,782,412
Secured Floating interest rate bank loan	SGD	2019-2023	1.73% - 2.59%	Guarantee from Ng Lok Kai & Nge Chwee Peng	Deposit	179,228
Secured Floating interest rate bank loan	SGD	2019-2037	1.12%-3.24%	Guarantee from Ng Lok Kai & Nge Chwee Peng	Deposit and Properties	9,370,368
Secured Money market loans	SGD	2022 - 2023	2.13% - 4.42%	Guarantee from Ng Lok Kai & Nge Chwee Peng	Deposit and Properties	19,374,828
Secured Trust receipts	SGD	2022 - 2023	1.79% - 4.15%	Guarantee from Ng Lok Kai & Nge Chwee Peng	Deposit and Properties	15,899,364
Unsecured fixed rate loan from third parties	SGD	Repayable on demand	2.65% -3%	Nil	-	10,360,287
						59,966,487

F-52

BRILLIANCE GROUP LIMITED

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL

 STATEMENTS

11 Loans (cont’d)

2023
Loans	Currency	Period	Interest rate per annum	Guarantees	Other security	Carrying amount	Carrying amount
Secured fixed rate bank loans	SGD	2020 - 2025	2% - 3%	Guarantee from Ng Lok Kai & Nge Chwee Peng	Deposit	4,044,226	3,076,627
Secured floating interest rate bank loan	SGD	2019-2023	2.59% – 6.131%	Guarantee from Ng Lok Kai & Nge	Deposit	97,018	73,806
Secured floating interest rate bank loan	SGD	2019 - 2037	3.24%-4.36%	Guarantee from Ng Lok Kai & Nge Chwee Peng	Deposit and Properties	9,064,812	6,896,015
Secured money market loans	SGD	2022 - 2023	4.42%-6.19%	Guarantee from Ng Lok Kai & Nge Chwee Peng	Deposit and Properties	19,374,829	14,739,315
Secured trust receipts	SGD	2022 - 2023	4.26% - 6.63%	Guarantee from Ng Lok Kai & Nge Chwee Peng	Deposit and property	22,269,017	16,941,055
Unsecured fixed rate loan from third parties (3)	SGD	Repayable on demand	2.65% -3%	Nil	-	10,170,441	7,737,118
						65,020,343	49,463,936

3) ) Of the loans from third parties, S$1,876,046 and S$289,990 is unsecured, bears interest of 2.65% , respectively, and is repayable on or before 31 December 2023.The remaining balance of S$8,004,406 is unsecured, bears interest at 3% and is repayable on demand.

F-53

BRILLIANCE GROUP LIMITED

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL

 STATEMENTS

11 Loans (cont’d)

2023
	Amount	Amount
Year ending January 31,	S$	US$
2024	62,454,901	47,512,287
2025	1,554,385	1,182,492
2026	1,011,057	769,157

Total	65,020,343	49,463,936
Less: current portion	(62,454,901)	(47,512,287)

Long-term portion	2,565,442	1,951,649

12     Bank overdraft

2023
Bank loans	Currency	Interest Rate Per Annum	Guarantees	2022 (S$)	2023 (S$)	2023 (US$)
Bank overdraft	SGD	5.57%	Guarantee from Ng Lok Kai & Nge Chwee Peng	3,975,081	3,946,946	3,002,622

13 Income taxes

Caymans and BVIs

The Company and its subsidiary are domiciled in the Cayman Islands and the British Virgin Islands, respectively. Both localities currently enjoy permanent income tax holidays; accordingly, the Company and NKP BVI do not accrue for income taxes.

Singapore

Kong Hwee Iron Works & Construction Pte Ltd, Fast Modular Pte Ltd and Kong Hwee Engineering Pte Ltd are incorporated in Singapore and are subject to Singapore Corporate Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore, with 75% of the first S$10,000 taxable income and 50% of the next S$190,000 taxable income exempted from income tax.

The company benefits from the Singapore profits tax regulations, which allows carryforward of net operating losses. As of the six months ending on January 31,2023 the company experienced a favorable absence of net taxable income, enabling the utilization of the net operating loss carryforward to offset future taxable income.

F-54

BRILLIANCE GROUP LIMITED

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL

 STATEMENTS

13 Income taxes (cont’d)

Malaysia

Kong Hwee Iron Works & Construction Sdn Bhd, the VIE, is subject to Malaysia Corporate tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Malaysia tax laws. The standard corporate income tax rate in Malaysia is 24%. However, as the VIE fulfilled conditions where it has paid-up capital of MYR 2.5 million or less, and gross income from business operations is not more than MYR 50 million, the tax rate is 17% on the first MYR 600,000 and 24% on amount exceeding MYR 600,000. For the six months periods ended January 31, 2023 and 2022, the domestic tax rate applicable for the VIE in Malaysia is 17%.

The operations in Malaysia with accumulated net operating losses present an opportunity to carryforward tax deductible for a maximum of seven consecutive years. This allows the company to strategically offset future taxable income and enhance its financial position.

Significant components of the provision for income taxes are as follows:

	For six months ended January 31,
	2022	2023	2023
	S$	S$ (Unaudited)	US$ (Unaudited)
Benefit from tax is comprised of the following:
Deferred tax	-	(221,665)	(168,631)
Benefit from income tax	-	(221,665)	(168,631)

A reconciliation between the Company’s actual provision for income tax and the provision at the Singapore statutory rate was as follows:

	For six months ended January 31,
	2022	2023	2023
	S$	S$ (Unaudited)	US$ (Unaudited)
Loss before income tax	(491,442)	(3,304,129)	(2,513,602)
Income tax rate	17%	17%	17%
Income tax benefit computed at statutory rate	(83,545)	(561,702)	(427,312)
Reconciling items:
Expenses non-deductible for tax purposes	95,824	169,413	128,880
Income not subject to tax	(12,279)	(174,305)	(132,602)
Change in valuation allowance	-	344,929	262,403
Benefit from income tax	-	(221,665)	(168,631)

F-55

BRILLIANCE GROUP LIMITED

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL

 STATEMENTS

13 Income taxes (cont’d)

The components of loss before income taxes were comprised of the following:

	As of July 31, 2022	As of January 31, 2023	As of January 31, 2023
	S$	S$ (Unaudited)	US$ (Unaudited)

Deferred tax assets:
Operating loss carryforward	183	579,543	440,885
Less: deferred tax liability:
Depreciation		(234,614)	(178,481)
Net deferred tax asset	-	344,929	262,404
Less: valuation allowance	(183)	(344,929)	(262,404)
Deferred tax assets, net of valuation allowance	-	-	-

Deferred tax assets are recognized in the consolidated financial statements only to the extent that it is probable that future taxable profits will be available against which the Company can utilize the benefits. The use of these tax losses is subject to the agreement of the tax authorities and compliance with certain provisions of the tax legislation of the respective countries in which the group companies operate.

F-56

BRILLIANCE GROUP LIMITED

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL

 STATEMENTS

13 Income taxes (cont’d)

Taxes payable consisted of the following:

	As of July 31, 2022	As of January 31, 2023	As of January 31, 2023
	S$	S$	US$
		(Unaudited)	(Unaudited)

Income tax payable	728,513	578,783	440,307

14 Other income (expense)

	For six months ended January 31,
	2022	2023	2023
	S$	S$ (Unaudited)	US$ (Unaudited)

Foreign exchange transaction gains/(losses)	51,770	(8,451)	(6,431)
Loss on disposal of property, plant and equipment	-	(3,292)	(2,504)
Gains on disposal of subsidiary	-	16,569	12,605
Government subsidies (1)	436,441	17,974	13,674
Insurance compensation	-	7,336	5,581
Interest income	129	118	90
Rental income	26,085	22,478	17,100
Miscellaneous income	38,258	99,180	75,451
	552,683	151,912	115,566

(1) The earnings per share effect for the government subsidies as of July 31, 2022 is $0.029 per share, and $0.001 per share for the six months ended January 31, 2023 (unaudited).

15 Subsequent events

The Company has assessed all subsequent events through July 26, 2023 which is the date that these consolidated are no further financial statements are available to be issued, and there were no material subsequent events that require adjustment to or disclosure in these consolidated financial statements.

F-57

 BRILLIANCE GROUP

Ordinary Shares

_________________________

PROSPECTUS

_________________________

NETWORK 1 FINANCIAL SECURITIES, INC.

, 2023

No dealer, salesperson or any other person is authorized to give any information or make any representations in connection with this Offering other than those contained in this prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which the offer or solicitation is not authorized or is unlawful.

Part II — Information Not Required in the Prospectus

Item 6. Indemnification of Directors and Officers.

The Cayman Islands laws do not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of directors and officers, save to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, for example, where a provision purports to provide indemnification against the consequences of committing a crime. Our memorandum and articles of association provide that, subject to applicable laws, every Director, secretary or other officer of the Company shall be entitled to be indemnified by the Company against all costs, charges, losses, expenses and liabilities incurred or to be incurred by him/her in the execution and discharge of his/her duties or in relation thereto. In particular, and without prejudice to the generality of the foregoing, no Director, secretary or other officer of the Company shall be liable for the acts, receipts, neglects or defaults of any other Director or officer or for joining in any receipt or other act for conformity or for any loss or expense happening to the Company through the insufficiency or deficiency of title to any property acquired by order of the Directors for or on behalf of the Company or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Company shall be invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any moneys, securities or effects shall be deposited or left or for any other loss, damage or misfortune whatsoever which shall happen in the execution of the duties of his/her office or in relation thereto unless the same shall happen through his/her own negligence, willful default, breach of duty or breach of trust.

Notwithstanding the foregoing, a company may:

•

purchase and maintain for an officer of the company insurance against any liability attaching to him/her in connection with any negligence, default, breach of duty or breach of trust in relation to the company; and

•

directly or indirectly provide an indemnity (to any extent) for an officer of the company against liability incurred by the officer to a person other than the company, except when the indemnity is against any liability of the officer (i) to pay a fine in criminal proceedings, or a sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirement of a regulatory nature, or (ii) incurred in defending criminal proceedings in which he/she is convicted, in defending civil proceedings brought by the company or a related company in which judgment is given against him/her, or in connection with an application for relief under section 76A(13) or 391 of the Companies Act in which the court refuses to grant him/her relief.

Item 7. Recent Sales of Unregistered Securities.

[Brilliance Group was incorporated in the Cayman Islands on November 7, 2022 as an exempted Company with limited liability. During the year ended December 31, 2022, the Company issued 1 share to Mr. Ng Lok Kai @ Ng Teck Nam for the consideration of US$0.01 and 1 share to Ms. Nge Chwee Peng for the consideration of US$0.01. At the consummation of our Reorganization, our authorized share capital will be US$50,000 divided into 500,000,000 Ordinary Shares, nominal or par value US$0.0001 each. We will issue 9,015,000 Ordinary Shares to Ms. Nge Chwee Peng and 5,985,000 Ordinary Shares to Mr. Ng Lok Kai @Ng Teck Nam in [June, 2023]. These transactions were not registered under the Securities Act in reliance on an exemption from registration set forth in Regulation S thereof.]

As of the date of this prospectus, no securities are held in the United States.

II-1

Item 8. Exhibits.

(a)	Exhibits
See the Exhibit Index attached to this registration statement, which is incorporated by reference herein.

(b)	Financial Statement Schedules
None.

II-2

Item 9. Undertakings

The undersigned registrant hereby undertakes:

(a)	(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Item 8.A of Form 20-F if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(6)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(h)(3)     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(i)	The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act of 1933, each post- effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-3

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1*	Form of Underwriting Agreement

3.1*	Memorandum and Articles of Association of the Registrant, as currently in effect

3.2*	Amended and Restated Memorandum and Articles of Association of the Registrant, effective immediately prior to this Offering

4.1*	Specimen Share Certificate

4.2*	Form of Representative’s Warrant

5.1*	Opinion of Harney Westwood & Riegels Singapore LLP as to the validity of the ordinary shares

8.1*	Opinion of Harney Westwood & Riegels Singapore LLP regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

10.1*	Share Swap Agreement relating to Kong Hwee Iron Works & Construction Pte. Ltd. dated [*], 2023

10.2*	Share Swap Agreement relating to Kong Hwee Iron Works & Construction (M) Sdn. Bhd. dated [*], 2023

10.3*	Share Swap Agreement relating to Kong Hwee Engineering Pte. Ltd. dated [*], 2023

10.4*	Shareholder Agreement between the shareholders of Kong Hwee Iron Works & Construction (M) Sdn Bhd

10.5*	[Shareholder Agreement between NKP Holdings Ltd. and the shareholders of Kong Hwee Iron Works & Construction (M) Sdn Bhd]

10.6*	Form of Director Agreement by and between the registrant and its directors

10.7*	Land Lease dated February 19, 2021

10.8*	[Agreement with Hyundai E&C, dated September 27, 2022]

10.9*	[Agreement with Exeyte Singapore, dated January 21, 2022]

10.10*	Form of Indemnification Agreement with the Registrant’s directors and officers

10.11*	Facility Letters with DBS Bank Ltd

10.12*	Facility Letters with HL Bank

10.13*	Facility Letters with the Hong Kong and Shanghai Banking Corporation Limited

10.14*	Facility Letters with Oversea-Chinese Banking Corporation Limited

10.15*	Facility Letters with RHB Bank Berhad

14.1*	Form of Business Conduct and Ethics

21.1*	List of Subsidiaries

23.1*	Consent of Wei, Wei & Co., LLP

23.2*	Consent of Harney Westwood & Riegels Singapore LLP (included in Exhibit 5.1)

23.3*	Consent of Rajah & Tann Singapore LLP

23.4*	Consent of Frost & Sullivan

24.1*	Power of Attorney (included on signature page to the registration statement)

99.1*	Form of Charter of the Audit Committee

99.2*	Form of Charter of the Compensation Committee

99.3*	Form of Charter of the Nominating and Corporate Governance Committee

99.4*	Consent of Mr. Lim Jin Sin

99.5*	Consent of Guo Shuqi

99.6*	Consent of Robert Ng Sun

99.7	Registrant’s Request for Waiver and Representation under Item 8.A.4 of Form 20-F

107*	Filing Fee Table

____________

*To be filed by amendment

**Previously filed

II-4

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Republic of Singapore, on August 22, 2023.

BRILLIANCE GROUP

By:
Name:	Nge Chwee Peng
Title:	Chief Executive Officer and Director

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints [*] as his or her true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him or her and in his name or her name, place and stead, in any and all capacities, in connection with this registration statement, including to sign and file in the name and on behalf of the undersigned as director or officer of the registrant, any and all amendments or supplements (including any and all prospectus supplements, stickers and post-effective amendments) to this registration statement with all exhibits thereto, and sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and any applicable securities exchange, securities self-regulatory body or other regulatory authority, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite or necessary to be done in connection therewith and in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated

Signature	Title	Date

	Chairman, Director	August 22, 2023
Ng Lok Kai @Ng Teck Nam	(principal executive officer)

Nge Chwee Peng	Chief Executive Officer, and Director	August 22, 2023

[*]	Chief Finance Officer	[*], 2023

II-5

Authorized U.S. Representative

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Brilliance Group, has signed this registration statement in New York, on  August 22, 2023.

Authorized U.S. Representative [Cogency Global Inc.]

By:
Name:	Colleen A. De Vries
Title:	Senior Vice-President on behalf of Cogency Global Inc.

II-6